           As filed with the Securities and Exchange Commission on July 30, 2010
                                                     Registration No. 333-167019
                                                                        811-4113


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          PRE-EFFECTIVE AMENDMENT NO. 1


                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                                AMENDMENT NO. 138


                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
(formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H)
                           (Exact name of Registrant)

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
          (formerly, The Manufacturers Life Insurance Company (U.S.A.))
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                            Thomas J. Loftus, Esquire
                  John Hancock Life Insurance Company (U.S.A.)
                               601 Congress Street
                              Boston, MA 02210-2805
                     (Name and Address of Agent for Service)

                                    Copy to:

Approximate Date of Proposed Public Offering: August 2, 2010




Title of Securities Being Registered: Variable Annuity Insurance Contracts

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                   (GIFL Select IRA Rollover Variable Annuity)
                          (currently issued contracts)

                                                 Prospectus dated August 2, 2010


                             (JOHN HANCOCK(R) LOGO)
                             JOHN HANCOCK ANNUITIES


                    GIFL Select IRA Rollover Variable Annuity



This Prospectus describes interests in single payment, deferred GIFL Select IRA Rollover Variable Annuity contracts (singly, a "Contract" and collectively, the "Contracts"). JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") issues the Contracts in all jurisdictions except New York, and JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") issues the Contracts in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing Company of a Contract. You, the Contract Owner, should refer to the first page of your GIFL Select IRA Rollover Variable Annuity Contract for the name of your issuing Company. We fund the Contracts in JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (collectively, the "Separate Accounts").


We offer the Contracts to participants who wish to roll over distributions from a 401(k) retirement plan funded by a John Hancock USA or John Hancock New York group annuity contract with a Guaranteed Income for Life Select lifetime income benefit feature to a Traditional IRA or to a Roth IRA.

VARIABLE INVESTMENT OPTIONS. When you purchase a Contract, you invest your distribution in the Variable Investment Options we make available under the Contracts. After that, you may transfer Contract Values among Variable Investment Options to the extent permitted under your Contract. We measure your Contract Value (and any Variable Annuity payments) according to the investment performance of Subaccounts of the Separate Accounts that correspond to the Variable Investment Options you select. Each Subaccount invests in one of the following Portfolios of John Hancock Trust:


                     Core Diversified Growth & Income Trust
                         Core Fundamental Holdings Trust
                        Core Global Diversification Trust
                           Lifestyle Balanced Trust(1)
                         Lifestyle Conservative Trust(1)
                            Lifestyle Growth Trust(1)
                           Lifestyle Moderate Trust(1)
                           Ultra Short Term Bond Trust



(1) QS Investors, LLC provides the manager optimization process for the management of the Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Trusts.



John Hancock Investments Management Services, LLC ("JHIMS LLC") is the investment adviser to the John Hancock Trust, and MFC Global Investment Management (U.S.A.) Limited is a subadviser and manager for all Portfolios shown except the Ultra Short Term Bond Trust, which is subadvised by MFC Global Investment Management (U.S.), LLC.


CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)                      JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

JOHN HANCOCK ANNUITIES SERVICE CENTER  MAILING ADDRESS            JOHN HANCOCK ANNUITIES SERVICE CENTER  MAILING ADDRESS
164 Corporate Drive                    Post Office Box 9505       164 Corporate Drive                    Post Office Box 9506
Portsmouth, NH 03801-6815              Portsmouth, NH 03802-9505  Portsmouth, NH 03801-6815              Portsmouth, NH 03802-9506
(800) 344-1029                         www.jhannuities.com        (800) 551-2078                         www.jhannuitiesnewyork.com

GIFL Select IRA Rollover Variable Annuity

                                Table of Contents


I. GLOSSARY OF SPECIAL TERMS .......................................................................    1
II. OVERVIEW .......................................................................................    4
III. FEE TABLES ....................................................................................   11
   EXAMPLES ........................................................................................   12
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE PORTFOLIOS .........................   14
   THE COMPANIES ...................................................................................   14
   THE SEPARATE ACCOUNTS ...........................................................................   14
   THE PORTFOLIOS ..................................................................................   15
   VOTING INTEREST .................................................................................   18
V. DESCRIPTION OF THE CONTRACT .....................................................................   19
   ELIGIBILITY .....................................................................................   19
   THE PURCHASE PAYMENT ............................................................................   19
   VARIABLE INVESTMENT OPTIONS AND ACCUMULATION UNITS ..............................................   19
      Value of Accumulation Units ..................................................................   20
      Net Investment Factor ........................................................................   20
      Transfers among Variable Investment Options ..................................................   20
      Maximum Number of Variable Investment Options ................................................   21
      Telephone and Electronic Transactions ........................................................   21
      Special Transfer Services - Asset Rebalancing Program ........................................   22
      WITHDRAWALS ..................................................................................   22
      Impact of Divorce ............................................................................   22
      Tax Considerations ...........................................................................   23
      Signature Guarantee Requirements for Surrenders and Partial Withdrawals ......................   23
      Special Withdrawal Services - The Income Made Easy Program ...................................   23
   GIFL SELECT GUARANTEED LIFETIME INCOME WITHDRAWAL BENEFIT .......................................   23
      Overview .....................................................................................   23
      Impact of Withdrawals before the Lifetime Income Date ........................................   24
      Impact of Withdrawals after the Lifetime Income Date .........................................   24
      Increases in the GIFL Select Feature .........................................................   26
      Determination of the Lifetime Income Date ....................................................   27
      Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount ...   27
      Tax Considerations ...........................................................................   28
      Pre-Authorized Withdrawals - The Income Made Easy Program ....................................   29
      Pre-Authorized Withdrawals - Life Expectancy Distribution Program ............................   29
      Settlement Phase .............................................................................   30
      Distribution at Death of Annuitant ...........................................................   30
   ANNUITIZATION PROVISIONS ........................................................................   32
      General ......................................................................................   32
      Annuity Options ..............................................................................   32
      Determination of Amount of the First Variable Annuity Payment ................................   34
      Annuity Units and the Determination of Subsequent Variable Annuity Payments ..................   34
      Transfers After Annuity Commencement Date ....................................................   34
      Distributions Upon Death of Annuitant After Annuity Commencement Date ........................   34
   OTHER CONTRACT PROVISIONS .......................................................................   35
      Right to Review ..............................................................................   35
      Ownership ....................................................................................   35
      Annuitant ....................................................................................   35
      Co-Annuitant .................................................................................   36
      Beneficiary ..................................................................................   36
      Spouse .......................................................................................   36
      Modification .................................................................................   36
      Our Approval .................................................................................   36
      Misstatement and Proof of Age, Sex or Survival ...............................................   36
VI. CHARGES AND DEDUCTIONS .........................................................................   37
   ASSET-BASED CHARGES .............................................................................   37
     Daily Administration Fee ......................................................................   37
     Mortality and Expense Risks Fee ...............................................................   37
   GIFL SELECT FEE .................................................................................   37
   PREMIUM TAXES ...................................................................................   38
VII. FEDERAL TAX MATTERS ...........................................................................   39
   INTRODUCTION ....................................................................................   39
   OUR TAX STATUS ..................................................................................   39
      Contributions to a Traditional IRA ...........................................................   39
      Contributions to a Roth IRA ..................................................................   40
      Distributions from a Roth IRA ................................................................   40
      PENALTY TAX ON PREMATURE DISTRIBUTIONS .......................................................   41
VIII. GENERAL MATTERS ..............................................................................   43
   DISTRIBUTION OF CONTRACTS .......................................................................   43
      Standard Compensation ........................................................................   43
      Differential Compensation ....................................................................   43
   CONFIRMATION STATEMENTS .........................................................................   44
   REINSURANCE ARRANGEMENTS ........................................................................   44
   STATEMENTS OF ADDITIONAL INFORMATION ............................................................   44

                          I. Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and the Annuity Commencement Date.


AGE 59 1/2 TRIGGER: For single-life Contracts, the Contract Anniversary Date immediately preceding the Covered Person's attainment of age 59 1/2.



AGE 65 TRIGGER: The Contract Anniversary Date immediately preceding the Covered Person's attainment of age 65 for single-life Contracts, or the younger Covered Person's attainment of age 65 for joint-life Contracts.


ANNUITANT: An Annuitant is the natural person whose life is used to determine eligibility for and the duration of a single life guaranteed lifetime income withdrawal benefit under the Contract and, upon annuitization, the natural person to whom we make annuity payments and whose lifetime measures the duration of annuity payments involving single life contingencies. The lives of the Annuitant and a co-Annuitant determine the eligibility for and the duration of a joint life guaranteed lifetime income withdrawal benefit under the Contract and, upon annuitization, the lifetimes of the Annuitant and a co-Annuitant measure the duration of annuity payments involving joint life contingencies. If the Contract is owned by an individual, the Annuitant must be the same person as the Owner.

ANNUITIES SERVICE CENTER: Our current service office, as listed on the first page of this Prospectus. You can send overnight mail to the street address of the Annuities Service Office 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

ANNUITY COMMENCEMENT DATE: The date on which we begin to make annuity payments to the Annuitant. You can change the Annuity Commencement Date to any date prior to the Maturity Date.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that we use after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death proceeds of the Contract upon the death of the Annuitant. The Beneficiary is as specified in the application, unless changed.

BENEFIT BASE: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe a value we use to determine the Lifetime Income Amount. Please refer to "V. Description of the Contract" for more details.

BENEFIT ENHANCEMENT: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe an increase in the Benefit Base. Please refer to "V. Description of the Contract" for more details.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.

CO-ANNUITANT: A co-Annuitant is the natural person whose life is used, together with the life of an Annuitant, to determine eligibility for and the duration of a "spousal" guaranteed lifetime income withdrawal benefit under the Contract and, upon annuitization, the natural person whose lifetime, together with the lifetime of an Annuitant, measures the duration of annuity payments involving two life contingencies. Please refer to "V. Description of the Contract" for more details. The co-Annuitant must be the spouse of the Annuitant.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: The insurance company, John Hancock USA or John Hancock New York, that issues your Contract.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTINUATION SINGLE LIFE LIFETIME INCOME AMOUNT: A form of the guaranteed lifetime income withdrawal benefit under the Contract that we make available where a former participant and/or spouse of a former participant under a Guaranteed Income for Life Select 401(k) Retirement Plan received distributions under that plan and will continue to receive distributions under a Contract. Please refer to "Guaranteed Lifetime Income Withdrawal" in "V. Description of the Contract" for more details.

CONTRACT: The Variable Annuity contract offered by this Prospectus. If you purchased this annuity in New York, a Contract means the certificate issued to you under a group contract.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Variable Investment Option values.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

EXCESS WITHDRAWAL: A term used to describe certain withdrawals of Contract Value that may result in a reduction of the guaranteed lifetime income withdrawal benefit under the Contract. During periods of declining investment performance, Excess Withdrawals may cause substantial reductions to or the loss of the guaranteed lifetime income withdrawal benefit under the Contract. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal" in "V. Description of the Contract" for more details.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

GUARANTEED INCOME FOR LIFE SELECT 401(K) ACCOUNT VALUE: The portion of the account value in a Guaranteed Income for Life Select 401(k) Retirement Plan account established by you or for your benefit that was allocated to investment options applicable to the transfer of the Benefit Base.

GUARANTEED INCOME FOR LIFE SELECT 401(K) RETIREMENT PLAN: A retirement plan intended to qualify under Section 401(k) of the Code and funded, in whole or in part, by a John Hancock USA or John Hancock New York group annuity contract with a Lifetime Income Benefit Rider, which allows the plan sponsor to offer a Guaranteed Income for Life Select feature.

GIFL SELECT: A term we may use to describe the guaranteed lifetime income withdrawal benefit provided in the Contract. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more details.


IRA: An individual retirement annuity contract itself or an asset held in an individual retirement account. An IRA may be established under Section 408 of the Code ("Traditional IRA") or established under Section 408A of the Code ("Roth IRA").



IRA ROLLOVER: The type of investment you make to purchase a Contract. A Contract may only be purchased as an IRA funded with a distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan.


JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

LIFETIME INCOME AMOUNT: A term used with the guaranteed minimum withdrawal benefit under the Contract that generally describes the amount we guarantee to be available for withdrawal each Contract Year during the Accumulation Period, beginning on a Lifetime Income Date. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more details.

LIFETIME INCOME DATE: A term used with the guaranteed minimum withdrawal benefit under the Contract that generally describes the date on which we determine the Lifetime Income Amount. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal - Determination of Lifetime Income Date" in "V. Description of the Contract" for more details.

MATURITY DATE: The latest allowable Annuity Commencement Date under your Contract. The Maturity Date is the last date (unless we consent to a later date) on which the Pay-Out Period commences and we begin to make annuity payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed with our consent.

OWNER OR CONTRACT OWNER ("YOU"): The person or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application. If the Owner is an individual, the Owner and the Annuitant must be the same person. Unless you provide otherwise, if the Contract is not owned by an individual, the Annuitant becomes the Owner of the Contract on the Annuity Commencement Date.

PAY-OUT PERIOD: The period we make annuity payments to you following the Annuity Commencement Date.

PORTFOLIO: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

PROSPECTUS: This Prospectus that describes interests in the Contract.

PURCHASE PAYMENT: A distribution of a Guaranteed Income for Life Select 401(k) Account Value that you pay to us for the benefits provided by the Contract. You may make a distribution from only one Guaranteed Income for Life Select 401(k) Account Value to fund a Contract. We do not permit you to make any additional purchase payments under the Contract.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408, 408A (Roth IRAs) or 457 of the Code.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A Separate Account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.

SETTLEMENT PHASE: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe the period when your Contract Value is less than the Lifetime Income Amount and we may begin to make payments to you of certain minimum guaranteed amounts. Please refer to "Settlement Phase" in "V. Description of the Contract" for more details.

SINGLE LIFE LIFETIME INCOME AMOUNT: A form of the guaranteed lifetime income withdrawal benefit under the Contract that we make available based on a single life. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount" in "V. Description of the Contract" for more details.

SPOUSAL LIFETIME INCOME AMOUNT: A form of the guaranteed lifetime income withdrawal benefit under the Contract that we make available based on the life of a Contract Owner and his or her spouse. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount" in "V. Description of the Contract" for more details.

STEP-UP: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe a possible one-time increase in the Benefit Base. Please refer to "V. Description of the Contract - GIFL Select Guaranteed Lifetime Income Withdrawal Benefit" for more details.

SUBACCOUNT: A Subaccount of a Separate Account. Each Subaccount invests in shares of a specific Portfolio.

TRANSFERRED BENEFIT BASE: A term used to describe the benefit base amount under the Guaranteed Income for Life "Select" guarantee provision of the group annuity contract we issued to fund a Guaranteed Income for Life Select 401(k) Retirement Plan that you intend to transfer to a Contract as part of an IRA Rollover.

VARIABLE ANNUITY: An Annuity Option (1) with payments which are not predetermined or guaranteed as to dollar amount; and (2) whose payment account values vary in relation to the investment experience of one or more specified Subaccounts.

VARIABLE INVESTMENT OPTION: The investment choices available to Contract Owners. When you make an investment in a Variable Investment Option, we allocate it to a Subaccount that invests in shares of a specific Portfolio.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable withdrawal charge, tax and proportional share of administrative fee, to process a withdrawal.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read this entire Prospectus carefully, including its Appendices and the Statement of Additional Information for more detailed information about the material rights and features of the Contract.

We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in this Prospectus.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a single payment deferred Variable Annuity contract between you and the Company that may be purchased with a distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan. A Contract may be purchased as a Traditional IRA or as a Roth IRA, but not both. The Contract is "deferred" because it provides for payments to be made by us beginning on a future date, and it is "variable" because Contract Value may increase or decrease daily based upon your investment choices. The Contract also provides a guaranteed minimum withdrawal benefit that we call "GIFL Select."

We issue the Contract in New York in the form of a certificate of coverage under a master group contract. We issue master group contracts to one or more trusts that are formed for the purpose of providing individual retirement accounts or individual retirement annuities. We use the word "Contract" in this Prospectus to refer both to the certificate issued under a group contract in New York, as well as to the individual contracts we issue outside of New York.

The Contract contains fees, investment options, GIFL Select benefits and limitations that may differ from the Guaranteed Income for Life Select feature in your employer's retirement plan. Please read this Prospectus carefully before you invest.

WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.

WHY SHOULD I CONSIDER PURCHASING THE CONTRACT?


The Contract permits you to invest a distribution from your Guaranteed Income for Life Select 401(k) Account Value into a variable annuity Contract that you intend to use as a Traditional IRA or as a Roth IRA. You invest Contract Value in Variable Investment Options that may increase or decrease in value. You may transfer among the Variable Investment Options and take withdrawals of Contract Value. The Contract also offers the GIFL Select feature (see "What is the GIFL Select feature under my Contract?" below), which allows you to transfer some or all of the Lifetime Income Amount protection we provided under your employer's Guaranteed Income for Life Select 401(k) retirement plan.



Please refer to the section below entitled "What are some of the differences between the Contract and my Guaranteed Income for Life Select 401(k) Retirement Plan?" for a comparison of some of the features of your current plan and the Contract. You should also be aware that, if you leave your current employer, you may have more choices than purchasing a Contract. You may be able to leave your Guaranteed Income for Life Select 401(k) Retirement Plan account with your former employer, or you may be able to withdraw the money in the plan, or you may be able to transfer your plan account to your new employer's plan.





In addition to providing access to a diverse selection of investment options and a guaranteed minimum withdrawal benefit, the Contract offers the availability of periodic annuity payments that can begin on the Contract's Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option that we make available. Annuity payments are made to you. We offer Fixed Annuity and Variable Annuity payment options. Variable Annuity payment amounts are variable, based on your investment choices. If you select annuity payments under the Contract, you will no longer be able to take withdrawals.

BEFORE PURCHASING A CONTRACT, YOU SHOULD CAREFULLY CONSIDER YOUR LIQUIDITY NEEDS AND YOUR DESIRE AND ABILITY:



     - TO FUND AN EARLY RETIREMENT, BECAUSE YOU COULD LOSE BENEFITS UNDER THE GIFL SELECT FEATURE IF YOU TAKE WITHDRAWALS BEFORE THE LIFETIME INCOME DATE, AND YOU MUST SATISFY "HOLDING PERIOD" AND ATTAINED AGE REQUIREMENTS BEFORE WE WILL SET A LIFETIME INCOME DATE (YOU COULD LOSE THE GIFL SELECT GUARANTEE IF WITHDRAWAL AMOUNTS DEPLETE YOUR CONTRACT VALUE, AND ANY REMAINING BENEFIT BASE, TO ZERO); AND



     - TO LIMIT YOUR ANNUAL WITHDRAWAL AMOUNTS TO THE LIFETIME INCOME AMOUNT AFTER THE APPLICABLE LIFETIME INCOME DATE, BECAUSE WITHDRAWALS OF CONTRACT VALUE BEFORE THEN (AND ANY EXCESS WITHDRAWAL IN ANY YEAR AFTER THAT) NOT ONLY DECREASE YOUR LIFETIME INCOME GUARANTEE, BUT MAY ELIMINATE IT.






WHAT ARE SOME OF THE DIFFERENCES BETWEEN THE CONTRACT AND MY GUARANTEED INCOME FOR LIFE SELECT 401(K) RETIREMENT PLAN?



Before you purchase a Contract, you should consider carefully the differences between the Guaranteed Income for Life Select 401(k) Retirement Plan, which is a defined contribution retirement plan, and the Contract, which is either an individual retirement annuity contract itself or an asset held in an individual retirement account (and in both cases is referred to as an "IRA"). Some of the differences between the two products include:



     - A 401(k) plan is under the control of an employer, while you own and control the Contract outright.



     - Your 401(k) plan may offer investment options in addition to those available with the Guaranteed Income for Life Select feature, including a money market or a stable value investment option; no additional investment options are available with the Contract.



     - A 401(k) plan has significantly different federal tax implications than a traditional IRA or a Roth IRA, governing such things as when contributions and distributions may be made. There may also be different state and local tax implications. Federal tax issues for IRAs are described in "VII. Federal Tax Matters." You should consult with your own qualified tax advisor before purchasing a Contract.



     - Fees may differ between the two products, both in amount and in timing. Fees for the Guaranteed Income for Life Select 401(k) Retirement Plan, including the fees for its underlying investment portfolios, vary from employer to employer. Ask your plan administrator for fee information applicable to your plan. All of the Contract's fees, including the fees of its underlying portfolios, are listed in "III. Fee Tables."



     - Both the Guaranteed Income for Life 401(k) Retirement Plan and the Contract offer Step-Up opportunities when establishing the Lifetime Income Amount. The Contract offers an additional Step-Up opportunity when you rollover to the Contract from the 401(k).



     - Distributions from the 401(k) plan and the Contract, if not a Roth IRA, must begin at age 70 1/2, although a 401(k) plan can mandate an earlier age.



     -    A 401(k) plan may allow loans.



You should also review your current employer's retirement plan to determine its merits and your ability to contribute amounts to that plan.



The foregoing is not meant to be a complete list. For more information on your Guaranteed Income for Life Select 401(k) Retirement Plan and the Contract, you should consult with a qualified tax advisor and your 401(k) plan administrator, and read your plan documents and this prospectus.



WHAT IS THE GIFL SELECT FEATURE UNDER MY CONTRACT?



The Contract permits you to choose how much Contract Value to withdraw at any time. We designed the GIFL Select feature of the Contract to guarantee that a Lifetime Income Amount will be available for annual withdrawals for as long as you live, starting on the Lifetime Income Date, even if your Contract Value declines to zero:



     - We guarantee a Lifetime Income Amount of 4%-5% under single-life Contracts and 4.5% under joint-life Contracts for annual withdrawals during your retirement years. Before the guarantee begins, you must satisfy any remaining attained age requirements (i.e., either the "Age 59 1/2 Trigger" or the "Age 65 Trigger") and "holding period" requirements (i.e., up to 5 years). (Please read the "Guaranteed Lifetime Income Withdrawal Benefit" section of this Prospectus for more information.)



     - We provide a one time "Step-Up" opportunity at the time of the first withdrawal after the Lifetime Income Date to reflect favorable investment performance, if any, as of the prior Anniversary Date of the Contract.



     - We may increase the Lifetime Income Amount to reflect annual Benefit Enhancements, if you defer taking withdrawals of Cash Value during a Contract Year. The current Benefit Enhancement Rate is equal to 3% of the Benefit Base in effect at the end of the immediately preceding Contract Year. The Contract's Benefit Enhancement rate will not change once the Contract is issued. We may reduce the Benefit Enhancement Rate at any time for new Contracts issued on or after the date of notice of the reduction. We also may increase the Benefit Enhancement Rate by means of a promotional Benefit Enhancement Rate at any time for new Contracts, which promotional Benefit Enhancement Rate may be terminated at any time. Contracts that do not receive a promotional Benefit Enhancement will receive the Benefit

          Enhancement Rate in effect at the time the Contract is issued, which will never be less than 1%. Please refer to "V. Description of the Contract" for more details.



     -    We may decrease the Lifetime Income Amount if you take Excess
          Withdrawals.



You must satisfy certain conditions and make certain choices, however, to fully benefit from the GIFL Select feature guarantee:



     - you must satisfy certain the age and holding period requirements specified above before we set the first available Lifetime Income Date and calculate a Lifetime Income Amount;



     - if you take any withdrawal before we set the first available Lifetime Income Date, we will reduce the amounts we use to calculate the Lifetime Income Amount;



     - if you take annual withdrawals after we set the Lifetime Income Date that are in excess of the Lifetime Income Amount, we will reduce the amounts we use to calculate the Lifetime Income Amount for future Contract Years.



Please refer to "Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more details, including examples to describe how the benefit works and the impact of Excess Withdrawals.


HOW CAN I INVEST MONEY IN THE CONTRACT?

We use the term "Purchase Payment" to refer to the investment you make in the Contract, which must come from the distribution of a Guaranteed Income for Life Select 401(k) Account Value to a Contract that you intend to use as a traditional IRA or a Roth IRA. Your Purchase Payment for a Contract cannot include distributions from other accounts under the Plan. If you are the surviving spouse of a Guaranteed Income for Life Select 401(k) Retirement Plan participant, you are permitted to roll over your Guaranteed Income for Life Select plan assets to a Contract. The Contract is not available for purchases if you are a non-spousal beneficiary of a Guaranteed Income for Life Select 401(k) Retirement Plan participant.

We will issue a Contract as a Roth IRA if your Purchase Payment is from your 401(k) Roth Account or if your Purchase Payment is from a 401(k) "non-Roth" Account and you specifically instruct us to establish the Contract as a Roth IRA. In all other cases, we will issue a Contract as a Traditional IRA. Please see "Eligibility" in "V. Description of the Contract" for further information about purchasing the Contract as a Traditional IRA or as a Roth IRA. We provide information about tax withholding implications of certain distributions and conversions to a Roth IRA in "VII. Federal Tax Matters."

(Applicable to Contracts issued in California Only) For Contracts issued in California to persons 60 years of age or older, your Purchase Payment will be allocated to the Money Market Variable Investment Option for the first 30 days after the date the Contract is delivered to you. At the end of this 30-day period, we will automatically transfer the Contract Value in the Money Market Variable Investment Option to the Contract's other available Variable Investment Options. See "V. Description of the Contract - Other Contract Provisions - Right to Review Below."

WHAT CHARGES DO I PAY UNDER THE CONTRACT?

Your Contract has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. We also assess a Guaranteed Income for Life Select fee, based on the Contract's Benefit Base. We deduct the charges proportionally from each of your Variable Investment Options. Although we do not impose a sales charge, we may use amounts derived from any of the charges, including certain fees and expenses of the underlying Portfolios, for payment of our distribution expenses. We make deductions for any applicable taxes based on the amount of the Purchase Payment.

WHAT ARE MY INVESTMENT CHOICES?

You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Subaccount of a Separate Account that invests in a corresponding Portfolio. The Portfolios prospectuses contain full descriptions of the Portfolios. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Portfolio (reduced by certain charges we deduct - see "III. Fee Tables"). Your Contract Value and the amounts of annuity payments will depend upon the investment performance of the underlying Portfolio of the Variable Investment Option you select.

You bear the investment risk that your Contract Value will increase or decrease to reflect the investment results of the Contract's investment Portfolios. Although a Portfolio may invest in other underlying funds, you will not have the ability to make those investment decisions. If you would prefer a broader range of investment options, you (and your financial advisor) should carefully consider the features of other variable annuity contracts offered by us or by other life insurance companies, or other forms of traditional IRAs and Roth IRAs, before purchasing a Contract.

HOW CAN I CHANGE MY INVESTMENT CHOICES?

ALLOCATION OF PURCHASE PAYMENT. You designate how your Purchase Payment is to be allocated among the Variable Investment Options at the time that you purchase the Contract.

TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS. Prior to the Annuity Commencement Date, you may transfer your investment amounts among Variable Investment Options, subject to certain restrictions described below and discussed in greater detail in "V. Description of the Contract - Transfers Among Variable Investment Options." After the Annuity Commencement Date, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in "V. Description of the Contract - Transfers After the Annuity Commencement Date."

The Variable Investment Options can be a target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Portfolio to increased Portfolio transaction costs (affecting the value of the shares) and/or disruption to the corresponding Portfolio manager's ability to effectively manage such corresponding Portfolio, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a uniform policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

In addition to such transfer restrictions, the John Hancock Trust also has adopted policies under Rule 22c-2 of the Investment Company Act of 1940, as amended (the "1940 Act") to detect and deter abusive short term trading. Accordingly, a Portfolio may require us to provide investor information or to impose trading restrictions if the Portfolio discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

HOW DO I ACCESS MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. Withdrawals may be subject to income tax, including special 10% tax penalties in many cases on the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Owners of Contracts issued as Roth IRAs may be subject to tax penalty for withdrawals taken on certain distributions within the first five years after establishment of the account.

If we issue your Contract for use as a Traditional IRA, you will be subject to tax requirements for minimum distributions over your lifetime. The Code also requires that distributions from most Contracts commence and/or be completed within a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payment you paid or on any earnings under the Contract. Please read "VII. Federal Tax Matters" for more information about taxation on withdrawals and minimum distribution requirements applicable to traditional IRAs and Roth IRAs.




HOW IS THE INITIAL LIFETIME INCOME AMOUNT CALCULATED?

We use different formulas to determine an initial Lifetime Income Amount, depending on the form of Lifetime Income Amount you select, the type of Lifetime Income Amount for which you qualify and, in some cases, your age when you purchase a Contract.

When you first purchase a Contract, we determine a Benefit Base that is the greater of:

     - the GIFL Income for Life Select 401(k) Account Value distribution that you use as the Purchase Payment for the Contract, or

     - the benefit base under your Guaranteed Income for Life Select 401(k) Retirement Plan that we permit you to transfer to the Contact. (We will permit you to transfer all of your benefit base only if use your entire GIFL Income for Life Select 401(k) Account Value distribution as a Purchase Payment for the Contract).

After you purchase a Contract, we may reduce the Benefit Base (and the Lifetime Income Amount) if you take Excess Withdrawals, and we may increase the Benefit Base (and the Lifetime Income Amount) if you qualify for any of the opportunities described below. THE BENEFIT BASE HAS NO CASH VALUE AND USUALLY WILL DIFFER FROM THE CONTRACT VALUE YOU MAY WITHDRAW. The maximum Benefit Base is $5,000,000.

We determine the initial Lifetime Income Amount on the earliest available Lifetime Income Date. To do this, we multiply the greater of the Contract Value or the Benefit Base then in effect by the rate applicable to your Contract. We will recalculate the Lifetime Income Amount if you take no withdrawals or annuitize the Contract during the next Contract Year. We describe the rates we use to calculate the Lifetime Income Amount on the earliest available Lifetime Income Date, and certain age and holding period requirements, on the next page.

WILL I HAVE AN OPPORTUNITY TO INCREASE THE LIFETIME INCOME AMOUNT UNDER MY GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT?

Yes. The GIFL Select feature under the Contract has three ways to provide a potential increase in the Lifetime Income Amount:


     - if you purchase a Contract before your Age 65 Trigger, and defer taking any withdrawals (or annuitizing the Contract) between your Age 59 1/2 Trigger and your Age 65 Trigger, we will use a higher rate to calculate a Single Life Lifetime Income Amount,



     - if you do not take any withdrawals of Contract Value (or annuitize the Contract) during any Contract Year, we will add a Benefit Enhancement to the Benefit Base at the beginning of the next Contract Year that may increase the Lifetime Income Amount for future Contract Years*, and


     - when you take your first withdrawal after the "Lifetime Income Date," you have a one-time opportunity to Step-Up the Benefit Base we use to determine the Lifetime Income Amount. A Step-Up will reflect investment gains in the Contract Value, if any, as of the prior Contract Anniversary. We provide no assurance that your Contract Value will experience investment gains; it may increase or decrease in value at any time.

BEFORE PURCHASING A CONTRACT, YOU SHOULD CAREFULLY CONSIDER YOUR DESIRE AND ABILITY TO MAKE FUTURE CHOICES BETWEEN TAKING OR DEFERRING WITHDRAWALS OF CONTRACT VALUE THAT MAY IMPACT THE AMOUNT OF THE GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT.

Please refer to "Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more information.

* If you were taking distributions under a Guaranteed Income for Life Select 401(k) Retirement Plan, and continue to do so under a Contract, you will not qualify for an annual Benefit Enhancement.

WHAT RATES DO WE USE TO DETERMINE THE LIFETIME INCOME AMOUNT, AND WHAT ARE THE APPLICABLE HOLDING PERIOD AND AGE REQUIREMENTS THAT YOU MUST SATISFY FOR THE GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT?

We designed the GIFL Select feature to provide minimum withdrawal benefit guarantees on a single life and on a joint spousal life basis. You must satisfy a holding period requirement, and have attained the applicable age before the GIFL Select guaranteed minimum withdrawal benefit begins. We charge a fee for the benefit from the date we issue a Contract, however, even if you have not satisfied the necessary requirements at that time.

     - HOLDING PERIOD. Your Contract must remain in force throughout a holding period measured from the date we issue the Contract. The maximum holding period is 5 Contract Years, but we will reduce the required holding period to reflect the time that you (or a spouse) were a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan.


     - AGE REQUIREMENTS - SINGLE LIFE. In most cases, you must have reached your Age 59 1/2 Trigger to establish a Single Life Lifetime Income Amount. If you have reached your Age 59 1/2 Trigger, but have not yet reached your Age 65 Trigger, when you "establish" the GIFL Select feature, we will use a 4% rate to calculate a Single Life Lifetime Income Amount. If you wait until you have reached your Age 65 Trigger before you "establish" the GIFL Select feature, we will use a 5% rate to calculate a Single Life Lifetime Income Amount.


     We do not apply an age requirement, however, if you established a guaranteed minimum withdrawal benefit under a Guaranteed Income for Life Select 401(k) Retirement Plan and continue to take distributions under a Contract. In that event, we will use the rate applicable to your Guaranteed Income for Life Select 401(k) Account, as follows:

          - 4% if you commenced receiving distributions under the plan on a single life basis before age 65,

          - 4.5% if you commenced receiving distributions under the plan on a joint spousal basis (we will use this rate where you are a former participant in the plan, or a surviving spouse of a former participant, and are purchasing a Contract for a single life Lifetime Income Amount), or

          - 5% if you commenced receiving distributions under the plan on a single life basis on or after age 65.

     In this Prospectus, we refer to each of these types of single life Lifetime Income Amounts as a Continuation Single Life Lifetime Income Amount. Your Contract will contain the applicable rate and refer to it as a Single Life Lifetime Income Amount.


          - AGE REQUIREMENTS - JOINT SPOUSAL LIFE. You and your spouse must both reach your Age 65 Trigger to establish a Spousal Lifetime Income Amount. In that event, we will use a 4.5% rate to calculate a Spousal Lifetime Income Amount.


Please read "V. Description of the Contract - Lifetime Income Provisions" for additional details.

HOW DO I ESTABLISH MY GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT?

Once you satisfy the applicable age and holding period requirements, we will set the first available Lifetime Income Date and calculate a Lifetime Income Amount. You will "establish" that Lifetime Income Amount if you take a withdrawal at any time during the next 12 months. If you do:

     - the Lifetime Income Amount will reflect a Step-Up in the Benefit Base if there were investment gains in Contract Value as of the prior Contract Anniversary;

     - you will not be eligible for an annual Benefit Enhancement for that year, but you will remain eligible for future annual Benefit Enhancements if you defer taking withdrawals in future Contract Years and do not annuitize your Contract;

     - you will need to tell us before establishing the Lifetime Income Amount if you wish to establish a Spousal Lifetime Income Amount in lieu of a Single Life Lifetime Income Amount. Once you establish a Lifetime Income Amount, you will not be able to change from a Single Life form of benefit to a Spousal form of benefit, or vice-versa.

If you defer taking withdrawals after we set the first available Lifetime Income Date, we will recalculate the Lifetime Income Amount at the next Contract Anniversary. You will then be able to "establish" that Lifetime Income Amount during the following 12 months. We will continue to recalculate the Lifetime Income Amount, and you will be able to "establish" the recalculated amount if you continue to defer withdrawals until the Maturity Date.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrender of the Contract, payments of the Lifetime Income Amount or any systematic withdrawals);

     -    payment of any death proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on a distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     - the rules governing distributions and conversions from a retirement plan to a Traditional IRA or Roth IRA;

     - the rules governing distributions and conversions from a Traditional IRA or Roth IRA; and

     -    the circumstances under which the payments are made.

The Code requires Contracts issued to qualify as Traditional IRAs or Roth IRAs not to be used for loans, assignments or pledges. A 10% tax penalty applies in many cases to the taxable portion of any distributions taken from a Contract issued as a Traditional IRA before you reach age 59 1/2. Traditional IRAs are subject to minimum distribution requirements beginning in the year a taxpayer attains age 70 1/2, and both Traditional IRAs and Roth IRAs are subject to requirements for death benefit distributions to commence and/or be completed within a certain period of time. This effectively limits the period of time during which you can derive tax deferral benefits from the rollover or conversion of your Guaranteed Income for Life Select 401(k) Account Value into a Contract, or on any earnings under the Contract.

THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED THE CONTRACT AS AN IRA. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE VARIABLE INVESTMENT OPTIONS, PROTECTION THROUGH THE GIFL SELECT FEATURE, AND OTHER BENEFITS PROVIDED UNDER THE CONTRACT ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in the "VII. Federal Tax Matters" section of this Prospectus. We make no attempt to provide more than general information. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and a qualified tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. Because your Contract is issued as an IRA, you will receive a refund of the Purchase Payment you made during the first seven days of this period if that amount is greater than the Contract Value. After seven days, we will return the Contract Value. The date of cancellation is the date we receive the Contract. Rather than receive the Contract Value as a taxable distribution, you may opt to return this amount to the Guaranteed Income for Life Select 401(k) plan (if permitted under the plan) (see "VII. Federal Tax Matters").

(Applicable to Contracts issued in California Only) Contracts issued in California to persons age 60 and older may cancel the Contract by returning it to our Annuities Service Center or registered representative at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payment during this 30-day period to the Contract's other available Variable Investment Options. If you cancel the Contract during this 30-day period and your Purchase Payment was allocated to the Money Market Variable Investment Option, we will pay you the greater of (a) the original amount of your Purchase Payment and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If you elected to have your Purchase Payment allocated to the Contract's other available Variable Investment Options, we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract. At the end of the 30-day period, we will transfer your money automatically into other available Variable Investment Options that you select. See "V. Description of the Contract - Other Contract Provisions - Right to Review."





WILL I RECEIVE A CONFIRMATION STATEMENT?

We will send you a confirmation statement for certain transactions in your Variable Investment Options. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the first page of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the delivery of the confirmation statement, you will be deemed to have ratified the transaction. Information regarding e-delivery of confirmation statements appears under "V. Description of the Contract - Variable Investment Options and Accumulation Units - Telephone and Electronic Transactions."

                                 III. Fee Tables

The following tables describe the fees and expenses applicable to buying, owning and surrendering a GIFL Select IRA Rollover Variable Annuity Contract. These fees and expenses are more completely described in this Prospectus under "VI. Charges and Deductions." The items listed under "Total Annual Portfolio Operating Expenses" are described in detail in the Portfolio prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses.

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN VARIABLE INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED FROM YOUR CONTRACT VALUE.

                     CONTRACT OWNER TRANSACTION EXPENSES(1)

TRANSFER FEE(2)
Maximum Fee       $25
Current Fee       $ 0

(1) State premium taxes may also apply to your Contract, which currently range from 0.04% to 4.00% of each Purchase Payment (See "VI. Charges and Deductions - Premium Taxes").

(2) This fee is not currently assessed against transfers. We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL PORTFOLIO OPERATING EXPENSES.

            PERIODIC FEES AND EXPENSES OTHER THAN PORTFOLIO EXPENSES

ANNUAL CONTRACT FEE                        None
ANNUAL SEPARATE ACCOUNT EXPENSES(1)
   Daily Administration Fee                0.15%
   Mortality and Expense Risks Fee(2)      0.45%
                                           ----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES     0.60%
                                           ====
GUARANTEED INCOME FOR LIFE SELECT FEE(3)
   Maximum Fee                             0.65%
   Current Fee                             0.50%

(1) A daily charge reflected as an annualized percentage of the Variable Investment Options.


(2) This charge is assessed on all active Contracts, including Contracts continued by a Beneficiary upon the death of the Contract Owner or continued under any annuity option payable on a variable basis.


(3) Amount shown is an annual percentage based on the Benefit Base. We impose the current fee shown, but reserve the right to increase it up to the maximum fee shown.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS.


TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                    MINIMUM   MAXIMUM
Range of expenses that are deducted from Portfolio assets,
   including management fees, Rule 12b-1 fees, and other
   expenses                                                   0.88%     1.31%




(Applicable to Contracts issued in California Only) Contracts issued in California to persons age 60 or older may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period and thereafter transfer it to the Variable Investment Options you select (see "V. Description of the Contract - Other Contract Provisions - Right to Review" for additional information). The minimum annual net operating expenses during this 30 day period would be 0.56%.

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Portfolio fees and expenses.

EXAMPLE 1: MAXIMUM PORTFOLIO OPERATING EXPENSES

The following example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year and that the maximum Guaranteed Income for Life Select fee and the maximum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA AND JOHN HANCOCK NEW YORK


                                                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                ------   -------   -------   --------
If you surrender the Contract at the end of the applicable
   time period:                                                  $259     $796      $1,361    $2,902
If you annuitize, or do not surrender the Contract at the end
   of the applicable time period:                                $259     $796      $1,361    $2,902


EXAMPLE 2: MINIMUM PORTFOLIO OPERATING EXPENSES

The next example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year, the maximum Guaranteed Income for Life Select fee and the minimum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA AND JOHN HANCOCK NEW YORK


                                                                  1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                  ------   -------   -------   --------
If you surrender the Contract at the end of the applicable time
   period:                                                         $216      $665     $1,141    $2,455
If you annuitize, or do not surrender the Contract at the end
   of the applicable time period:                                  $216      $665     $1,141    $2,455


EXAMPLE 3: MINIMUM PORTFOLIO OPERATING EXPENSES

The next example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year, the current Guaranteed Income for Life Select fee and the minimum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA AND JOHN HANCOCK NEW YORK


                                                                  1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                  ------   -------   -------   --------
If you surrender the Contract at the end of the applicable time
   period:                                                         $201      $620     $1,064    $2,296
If you annuitize, or do not surrender the Contract at the end
   of the applicable time period:                                  $201      $620     $1,064    $2,296

THE FOLLOWING TABLE DESCRIBES THE OPERATING EXPENSES FOR EACH OF THE PORTFOLIOS, AS A PERCENTAGE OF THE PORTFOLIO'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLE. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLE.


                                                                                 ACQUIRED
                                                       DISTRIBUTION             PORTFOLIO   TOTAL ANNUAL    CONTRACTUAL       NET
                                                        AND SERVICE     OTHER    FEES AND    OPERATING        EXPENSE      OPERATING
PORTFOLIO/SERIES                      MANAGEMENT FEE   (12B-1) FEES   EXPENSES   EXPENSES    EXPENSES(1)   REIMBURSEMENT    EXPENSES
-----------------------------------   --------------   ------------   --------  ---------   ------------   -------------   ---------
CORE DIVERSIFIED GROWTH & INCOME(2)
Series II                                  0.04%           0.55%        5.27%      0.43%      6.29%          -5.17%         1.12%
CORE FUNDAMENTAL HOLDINGS
Series II                                  0.05%           0.55%        0.14%      0.48%      1.22%           0.00%         1.22%
CORE GLOBAL DIVERSIFICATION
Series II                                  0.05%           0.55%        0.14%      0.57%      1.31%           0.00%         1.31%
LIFESTYLE BALANCED
Series II                                  0.04%           0.25%        0.02%      0.73%      1.04%           0.00%         1.04%
LIFESTYLE CONSERVATIVE
Series II                                  0.04%           0.25%        0.03%      0.69%      1.01%           0.00%         1.01%
LIFESTYLE GROWTH
Series II                                  0.04%           0.25%        0.03%      0.74%      1.06%           0.00%         1.06%
LIFESTYLE MODERATE
Series II                                  0.04%           0.25%        0.03%      0.71%      1.03%           0.00%         1.03%
ULTRA SHORT TERM BOND(3)
Series II                                  0.55%           0.25%        0.08%      0.00%      0.88%           0.00%         0.88%


NOTES TO PORTFOLIO EXPENSE TABLE

(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.


(2) The Adviser has contractually limited other Portfolio level expenses to 0.10% until April 30, 2012. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.



(3) For funds and classes that have not commenced operations or have an inception date of less than six months as of December 31, 2009, expenses are estimated.



THE FOLLOWING TABLE DESCRIBES THE OPERATING EXPENSES FOR THE MONEY MARKET PORTFOLIO. THIS INFORMATION IS APPLICABLE ONLY TO CONTRACTS ISSUED IN CALIFORNIA AND ONLY DURING THE RIGHT TO REVIEW PERIOD (SEE "V. DESCRIPTION OF THE CONTRACT
- OTHER CONTRACT PROVISIONS - RIGHT TO REVIEW" FOR ADDITIONAL INFORMATION):



                                                                                 ACQUIRED
                                                      DISTRIBUTION              PORTFOLIO   TOTAL ANNUAL    CONTRACTUAL       NET
                                                       AND SERVICE     OTHER     FEES AND     OPERATING       EXPENSE      OPERATING
PORTFOLIO/SERIES                     MANAGEMENT FEE   (12B-1) FEES   EXPENSES    EXPENSES    EXPENSES(1)   REIMBURSEMENT    EXPENSES
----------------------------------   --------------   ------------   --------   ---------   ------------   ------------    ---------
MONEY MARKET(2)
(Applicable to Contracts issued in
   California Only)
Series I                                  0.47%           0.05%        0.04%       0.00%        0.56%          0.00%         0.56%

Notes:


(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.



(2) "Other Expenses" exclude Extraordinary Expenses incurred during the fiscal year ended December 31, 2009. Had these fees been included, "Other Expenses" would have been 0.05%.

   IV. General Information about Us, the Separate Accounts and the Portfolios

THE COMPANIES

We are subsidiaries of Manulife Financial Corporation.

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805. John Hancock USA also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, NH 03801-6815.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. John Hancock New York also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, NH 03801-6815.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

The Company incurs obligations under the Contract to guarantee amounts in addition to your Contract Value, such as the Lifetime Income Amount and the Annuity Option, and to the extent that the Company pays such amounts, the payments will come from the Company's general account assets. You should be aware that the Company's general account consists of securities and other investments, the value of which may decline during periods of adverse market conditions. The Company's financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the Company's general account investments.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Portfolios made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Portfolio through one of our Separate Accounts. We hold the Portfolio's shares in a "Subaccount" (usually with a name similar to that of the corresponding Portfolio) of the applicable Separate Account. A Separate Account's assets (including the Portfolio's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Portfolio shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H. John Hancock USA, then known as The Manufacturers Life Insurance Company (U.S.A.), became the owner of this Separate Account in a merger transaction with The Manufacturers Life Insurance Company of North America ("Manulife North America") on January 1, 2002. Manulife North America initially established Separate Account H on August 24, 1984 as a separate account under the laws of Delaware. When Manulife North America merged with John Hancock USA, John Hancock USA became the owner of Separate Account H and reestablished it as a Separate Account under the laws of Michigan. As a result of this merger, John Hancock USA became the owner of all of Manulife North America's assets, including the assets of Separate Account H and assumed all of Manulife North America's obligations including those under its contracts. The merger had no other effects on the terms and conditions of contracts issued prior to January 1, 2002.

For Contracts issued by John Hancock New York, we purchase and hold Portfolio shares in John Hancock Life Insurance Company of New York Separate Account A. John Hancock New York established this Separate Account on March 4, 1992 as a separate account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's other business.

We reserve the right, subject to compliance with applicable law, to add other Subaccounts, eliminate existing Subaccounts, combine Subaccounts or transfer assets in one Subaccount to another Subaccount that we, or an affiliated company, may establish. We will not eliminate existing Subaccounts or combine Subaccounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE PORTFOLIOS

When you select a Variable Investment Option, we invest your money in a Subaccount of our Separate Account and it invests in shares of a corresponding Portfolio of John Hancock Trust.

THE PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Portfolios are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Portfolios also may be available through participation in certain qualified pension or retirement plans.

Investment Management

The Portfolios' investment advisers and managers may manage publicly traded mutual funds with similar names and investment objectives. However, the Portfolios are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Portfolio described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE PORTFOLIOS HELD IN OUR SEPARATE ACCOUNT.

In selecting the Portfolios that will be available as Variable Investment Options under the Contract, we may establish requirements that are intended, among other things, to mitigate market price and interest rate risk for compatibility with our obligations to pay guarantees and benefits under the Contract, including the GIFL Select feature. We seek to make available Variable Investment Options that use strategies that are intended to lower potential volatility, including, but not limited to, strategies that: encourage diversification in asset classes and style; combine equity exposure with exposure to fixed income securities; and that allow us to effectively and efficiently manage our exposure under the Contracts. The requirements we impose may affect both the performance and the availability of Variable Investment Options under the Contract.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Portfolios. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a subadviser for a Portfolio or the fees paid to subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as subadviser to a Portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Portfolio are no longer available for investment or in our judgment investment in a Portfolio becomes inappropriate, we may eliminate the shares of a Portfolio and substitute shares of another Portfolio, or of another open-end registered investment company. A substitution may be made with respect to existing investments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Portfolio Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Portfolio shares as a percentage (rounded to two decimal places) of each Portfolio's average daily net assets for 2009, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Portfolios are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Portfolio and reduce the investment return of each Portfolio. Therefore, they also indirectly reduce the return you will earn on any Variable Investment Options you select.

The Portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Portfolios. The amount of this compensation is based on a percentage of the assets of the Portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Portfolio to Portfolio and among classes of shares within a Portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Portfolio's assets and paid for the services we or our affiliates provide to that Portfolio. Compensation payments may be made by a Portfolio's investment adviser or its affiliates. None of these compensation payments, however, results in any charge to you in addition to what is shown in the Total Annual Portfolio Operating Expenses table.

Funds-of-Funds


Each of the John Hancock Trust's Core Diversified Growth & Income, Core Fundamental Holdings, Core Global Diversification, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Trusts ("JHT Funds of Funds") is a "fund-of-funds" that invests in other underlying mutual funds. Expenses for a fund-of-funds may be higher than that for other Portfolios because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying Portfolios in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying Portfolios for that Portfolio, including expenses of the Portfolios, associated investment risks and deductions from and expenses paid out of the assets of the Portfolio. JHIMS LLC has retained QS Investors, LLC to provide the manager optimization process for the management of the Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Portfolios.


Portfolio Investment Objectives and Strategies

You bear the investment risk of any Portfolio you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Portfolios that we make available under the Contracts. You can find a full description of each Portfolio, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Portfolio in the prospectus for that Portfolio. YOU CAN OBTAIN A COPY OF A PORTFOLIO'S PROSPECTUS WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST

 John Hancock Investments Management Services, LLC is the investment adviser to the John Hancock Trust ("JHT"). We show the Portfolio's manager (i.e. subadviser) in bold above the name of the Portfolio and we list the Portfolios alphabetically by manager.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED

   Core Diversified Growth & Income Trust   Seeks long-term growth of capital and income. To do
                                            this, the Portfolio generally invests between 65% and
                                            75% of its assets in equity securities, including
                                            securities held by underlying Portfolios, and between
                                            25% and 35% of its assets in fixed-income securities,
                                            including securities held by underlying Portfolios.
                                            The Portfolio is a fund-of-funds and is also
                                            authorized to invest in other underlying Portfolios,
                                            as well as other types of investments.

   Core Fundamental Holdings Trust          Seeks long-term growth of capital. To do this, the
                                            Portfolio invests a substantial portion of its assets
                                            in Portfolios of the American Funds Insurance Series.
                                            The Portfolio is a fund-of-funds and is also
                                            authorized to invest in other underlying Portfolios
                                            and investment companies.

   Core Global Diversification Trust        Seeks long-term growth of capital. To do this, the
                                            Portfolio invests a significant portion of its assets,
                                            directly or indirectly through underlying Portfolios,
                                            in securities that are located outside the U.S. The
                                            Portfolio is a fund-of-funds and is also authorized to
                                            invest in other underlying Portfolios and investment
                                            companies.

                               JOHN HANCOCK TRUST

 John Hancock Investments Management Services, LLC is the investment adviser to the John Hancock Trust ("JHT"). We show the Portfolio's manager (i.e. subadviser) in bold above the name of the Portfolio and we list the Portfolios alphabetically by manager.


MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (CONTINUED)

   Lifestyle Balanced Trust                 Seeks a balance between a high level of current income
                                            and growth of capital, with a greater emphasis on
                                            growth of capital. The Portfolio operates as a
                                            fund-of-funds and normally invests approximately 50%
                                            of its assets in Portfolios that invest primarily in
                                            equity securities, and approximately 50% in Portfolios
                                            which invest primarily in fixed-income securities.

   Lifestyle Conservative Trust             Seeks a high level of current income with some
                                            consideration given to growth of capital. The
                                            Portfolio operates as a fund-of-funds and normally
                                            invests approximately 80% of its assets in Portfolios
                                            which invest primarily in fixed-income securities, and
                                            approximately 20% in Portfolios which invest primarily
                                            in equity securities.

   Lifestyle Growth Trust                   Seeks long-term growth of capital. Current income is
                                            also a consideration. The Portfolio operates as a
                                            fund-of-funds and normally invests approximately 70%
                                            of its assets in Portfolios which invest primarily in
                                            equity securities, and approximately 30% of its assets
                                            in Portfolios which invest primarily in fixed-income
                                            securities.

   Lifestyle Moderate Trust                 Seeks a balance between a high level of current income
                                            and growth of capital, with a greater emphasis on
                                            income. The Portfolio operates as a fund-of-funds and
                                            normally invests approximately 60% of its assets in
                                            Portfolios which invest primarily in fixed-income
                                            securities, and approximately 40% of its assets in
                                            Portfolios which invest primarily in equity
                                            securities.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC

   Ultra Short Term Bond Trust              Seeks a high level of current income consistent with
                                            the maintenance of liquidity and the preservation of
                                            capital. To do this, the Portfolio normally invests at
                                            least 80% of its net assets in a diversified portfolio
                                            of domestic, investment grade, debt securities.

                                            Note: The Ultra Short Term Bond Portfolio is not a
                                            money market fund. Although the Portfolio seeks to
                                            preserve the principal value of your investment, the
                                            Portfolio's value fluctuates, and it is possible to
                                            lose money by investing in this Investment Option.


WE RESERVE THE RIGHT TO RESTRICT VARIABLE INVESTMENT OPTIONS AT ANY TIME. If we restrict a Variable Investment Option, you may not be able to transfer or allocate the Purchase Payment to the restricted Variable Investment Option after the date of the restriction. Any amounts you allocated to a Variable Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Variable Investment Option.

FOR MORE INFORMATION REGARDING THESE PORTFOLIOS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH PORTFOLIOS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE PORTFOLIOS" AS WELL AS THE PROSPECTUSES FOR THE APPLICABLE PORTFOLIOS. YOU CAN OBTAIN A COPY OF THE PORTFOLIOS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ EACH PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.

VOTING INTEREST

You instruct us how to vote Portfolio shares.

We will vote Portfolio shares held in a Separate Account at any Portfolio shareholder meeting in accordance with timely voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for voting materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Portfolio shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. One effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

Prior to the Annuity Commencement Date, the Owner has the voting interest under a Contract. We determine the number of votes for each Portfolio for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Subaccount in which such Portfolio shares are held by the net asset value per share of that Portfolio.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Portfolio for which voting instructions may be given by dividing the reserve for the Contract allocated to the Subaccount in which such Portfolio shares are held by the net asset value per share of that Portfolio. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contract

ELIGIBILITY

The Contract may be purchased only by conversions or direct rollovers of "eligible" distributions from a Guaranteed Income for Life Select 401(k) Retirement Account. If you qualify for an "eligible" distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan, you may purchase a Contract by directing your plan sponsor or administrator to issue instructions for us to convert all or any portion of:

     - your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account to a Contract issued as a Traditional IRA; or

     - your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account to a Contract issued as a Roth IRA; or

     - your "Roth" Guaranteed Income for Life Select 401(k) Retirement Account to a Contract issued as a Roth IRA.

This Contract is not available for purchase, however, if you are a non-spousal beneficiary of a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan.

If you receive an "eligible" distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan, you may purchase a Contract within 60 days of receipt by submitting a completed application to our Annuities Service Center and remitting a direct rollover of all or any amount you receive:

     - from your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account for a Contract to be issued as a Traditional IRA, or

     - from your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account for a Contract to be issued as a Roth IRA, or

     - from your "Roth" Guaranteed Income for Life Select 401(k) Retirement Account for a Contract to be issued as a Roth IRA.

We will only issue a Contract as a Traditional IRA or as a Roth IRA, but not both. You may need to issue separate instructions to your plan sponsor or administrator (or complete separate applications) to purchase Contracts intended to qualify as Traditional IRAs and as Roth IRAs.

Please read "VII. Federal Tax Matters" carefully for information about "eligible" distributions and the imposition of federal income tax, including tax withholding, that may be required in connection with purchases of Contracts as Roth IRAs with amounts derived from "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Accounts.

When you purchase a Contract from John Hancock New York, you will receive a certificate of coverage under a group contract issued by John Hancock New York to trustees of one or more trusts which permit individuals to purchase IRAs or for IRA annuities.

THE PURCHASE PAYMENT

You make a single Purchase Payment, and we may delay investing it, for your Contract.

Your Purchase Payment must be a distribution of the Guaranteed Income for Life Select 401(k) Account Value to a Contract that you intend to use as a Traditional IRA or a Roth IRA. We do not permit additional contributions to a Contract. Please see "VII. Federal Tax Matters" for general information about IRA contributions and special qualification rules that apply to Roth IRAs.

You designate how your Purchase Payment is to be allocated among the Variable Investment Options. We usually credit your Purchase Payment on the Business Day on which it is deemed received in good order at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We do not deem distributions from a Guaranteed Income for Life Select 401(k) Retirement Plan to be received until the Business Day following the date we receive distribution instructions from the plan sponsor or administrator of the Plan. As a result, there will be a delay of at least one day in which your distribution will not be invested in a Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly to the plan that made the distribution, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received.

VARIABLE INVESTMENT OPTIONS AND ACCUMULATION UNITS

Prior to the Annuity Commencement Date, you choose the Variable Investment Options to which you allocate portions of your Contract Value. We credit amounts to those Variable Investment Options in the form of "accumulation units" to measure the value of the variable portion of your Contract prior to the Annuity Commencement Date. We calculate and credit the number of accumulation units in each of your Variable Investment Options by dividing (i) the amount allocated to that Investment Option by (ii) the value of an accumulation unit for that Variable Investment Option we next compute after a purchase transaction is complete.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from a Variable Investment Option, and when we deduct certain Contract charges, pay proceeds, or apply amounts to an Annuity Option.

We measure the value of a Subaccount in accumulation units, which vary in value with the performance of the underlying Portfolio.

Value of Accumulation Units

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Subaccount on the first Business Day the Subaccount was established. We determine the value of an accumulation unit on any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Subaccount (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Portfolio determines the net asset value of its shares.

We will use a Portfolio share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, withdrawal or transfer transaction only if:

     - your Purchase Payment transaction is complete before the close of daytime trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time) for that Business Day; or

     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of daytime trading on the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Subaccount from one Business Day to the next (the "Valuation Period"). The net investment factor may be greater, less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each Subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:


     (a) is the net asset value per share of a Portfolio share held in the Subaccount determined at the end of the current valuation period, plus any dividends and distributions received per share during the current valuation period;



     (b) is the net asset value per share of a Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period; and



     (c) is a factor representing the charges deducted from the Subaccount on a daily basis for Annual Separate Account Expenses.


Transfers among Variable Investment Options

Prior to the Annuity Commencement Date, you may transfer amounts among the Variable Investment Options, subject to the restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the Internet (see "Telephone and Electronic Transactions," below). We will cancel accumulation units from the Variable Investment Option from which you transfer amounts and we will credit to the Variable Investment Option to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Variable Investment Option. If after the transfer the amount remaining in the Variable Investment Option is less than $100, then we may transfer the entire amount instead of the requested amount.

The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Variable Investment Options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage a portfolio in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.


To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and established procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Portfolio are determined ending at the close of daytime trading on the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Asset Rebalancing program, (b) transfers made within a prescribed period before and after a substitution of underlying Portfolios and (c) transfers made during after the Annuity Commencement Date (these transfers are subject to a 30-day notice requirement, however, as described in "Annuitization Provisions - Transfers After the Annuity Commencement Date"). We apply each Separate Account's policy and procedures uniformly to all Contract Owners.


We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

     -    restricting transfers into and out of certain Subaccount(s).

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Portfolios (see "Withdrawals" in this section, below, for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short-term trading. Accordingly, a Portfolio may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Variable Investment Options

We currently do not limit the number of Variable Investment Options to which you may allocate the Purchase Payment.

We permit you to make certain types of transactions by telephone or electronically through the Internet.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and to maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    any loss or theft of your password; or

     -    any unauthorized use of your password.

We may be liable for any losses due to unauthorized or fraudulent instructions only where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by either a hardcopy or e-delivery of a confirmation statement of the transaction. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on the first page of this Prospectus to find out whether e-delivery is available in your area and, if so, how to register for it. Transaction instructions we receive by telephone or electronically before the close of any Business Day will usually be effective at the end of that day. Your ability to access or transact business electronically may be limited due to circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

Special Transfer Services - Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the allocation percentage levels you would like to maintain in particular Variable Investment Options. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Variable Investment Options. You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

WITHDRAWALS

You may withdraw all or a portion of your Contract Value, but you may incur tax liability as a result.

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Contracts, exercise of the withdrawal right may require the consent of the Annuitant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested (reduced by any applicable tax) and cancel accumulation units credited to each Variable Investment Option equal in value to the amount withdrawn from that Variable Investment Option.

When making a partial withdrawal, you should specify the Variable Investment Options from which the withdrawal is to be made. The amount requested from a Variable Investment Option may not exceed the value of that Variable Investment Option. If you do not specify the Variable Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal proportionally from all of your Variable Investment Options. There is no limit on the frequency of partial withdrawals.

We will pay the amount of any withdrawal from the Variable Investment Options promptly and in any event within seven days of receipt of the request, complete with all necessary information, at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

Impact of Divorce

In the event that you and your spouse become divorced after you purchase a Contract, we will treat any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax or withdrawal charge.


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

Tax Considerations

Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "VII. Federal Tax Matters" and the section entitled "Qualified Plan Types" in the Statement of Additional Information ("SAI")).

Signature Guarantee Requirements for Surrenders and Partial Withdrawals

(Not applicable to Contracts issued in New Jersey)

We may require that you obtain a signature guarantee on a surrender or partial withdrawal in the following circumstances:

     - you are requesting that we mail the amount withdrawn to an alternate address; or

     - you have changed your address within 30 days of the withdrawal request; or

     -    you are requesting a withdrawal in the amount of $250,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or faxes of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or partial withdrawal as described above.

Special Withdrawal Services - The Income Made Easy Program

Our Income Made Easy Program provides you with an automatic way to access guaranteed withdrawal amounts. There is no charge for participation in this program. Please read "Description of the Contract - Withdrawals - Special Withdrawal Services - The Income Made Easy Program" for more information.

GIFL SELECT GUARANTEED LIFETIME INCOME WITHDRAWAL BENEFIT

Overview

The Contract permits you to take withdrawals of any amount of Contract Value before the Annuity Commencement Date. We designed the GIFL Select feature of the Contract to provide a guaranteed minimum withdrawal benefit after you satisfy holding period and attained age requirements. The GIFL Select feature provides a Lifetime Income Amount, which is available for annual withdrawals starting on a Lifetime Income Date. We may reduce the Lifetime Income Amount, however, if you take any withdrawal before the Lifetime Income Date, or if you withdraw amounts that exceed the Lifetime Income Amount in any year after the Lifetime Income Date. We refer to these types of withdrawals as Excess Withdrawals.

If you limit your annual withdrawals to the Lifetime Income Amount, we guarantee that we will make the Lifetime Income Amount available to you, as long as you are the Annuitant under the Contract. You may elect, in most cases, to cover the lifetimes of you and your spouse by selecting a Spousal Lifetime Income Amount benefit. Under the Spousal Lifetime Income Amount benefit, we guarantee that we will make the Lifetime Income Amount available as long as you (the "Annuitant") or your spouse (the "co-Annuitant") remains alive. The Spousal Lifetime Income Amount benefit will end if there is a change in the Contract that removes the co-Annuitant from coverage and the Annuitant subsequently dies.

We determine a Benefit Base for the Lifetime Income Amount when you first purchase a Contract. We may decrease the Benefit Base to reflect any Excess Withdrawals. We may increase the Benefit Base to reflect one or more annual Benefit Enhancements for which you qualify, and we may also increase the Benefit Base by a one-time Step-Up to reflect investment gains, if any, on the Contract Anniversary before you "establish" the Lifetime Income Amount. The Benefit Base has no cash value and usually will differ from the amount of Contract Value. The maximum Benefit Base is $5,000,000.


We calculate the Lifetime Income Amount as a percentage of the Benefit Base applicable to your Contract. The percentage we use depends on the form of Lifetime Income Amount applicable to your Contract. The percentage ranges from 4% (Single Life Lifetime Income Amount established before the Age 65 Trigger) to 4.5% (Spousal Lifetime Income Amount) to 5% (Single Life Lifetime Income Amount established on or after the Age 65 Trigger). We use the rate at which you established a guaranteed minimum withdrawal benefit under a Guaranteed Income for Life Select 401(k) Retirement Plan if you received distributions under the Plan and will continue to take distributions under a Contract. In that event, we will use the rate applicable to your Guaranteed Income for Life Select 401(k) Account. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount," below, for more information about the applicable rate.

Impact of Withdrawals before the Lifetime Income Date

With limited exceptions, any withdrawal before the Lifetime Income Date is an Excess Withdrawal. This means that we will reduce the Benefit Base. We do this on a pro-rata basis or a dollar for dollar basis, whichever has the greater impact on the Benefit Base. If we use the pro-rata basis, we reduce the Benefit Base in the same proportion that your Contract Value is reduced as a result of that withdrawal.

EXAMPLE 1 (Pro-Rata Reduction):


Assume that you purchase a Contract through an IRA Rollover when you are 45. (Since you have not reached your Age 59 1/2 Trigger at time of purchase, the earliest Lifetime Income Date will not occur until your Age 59 1/2 Trigger.) Now assume that in the eighth Contract Year, when you are 53, the Contract Value is $90,000, the Benefit Base is $100,000 and you withdraw $5,000 of Contract Value. In this case, you would reduce your Contract Value by 5.56% (i.e., $5,000/$90,000) and we would reduce your Benefit Base by the same percentage (on a pro-rata basis, since $100,000 times 0.0556, or $5,556 is greater than $5,000). The Benefit Base after the Excess Withdrawal would be $100,000 minus $5,556, or $94,444.


EXAMPLE 2 (Dollar for Dollar Reduction):


Assume that you purchase a Contract through an IRA Rollover when you are 45. (Since you have not reached your Age 59 1/2 Trigger at time of purchase, the earliest Lifetime Income Date will not occur until your Age 59 1/2 Trigger.) Now assume that in the eighth Contract Year, when you are 53, the Contract Value is $110,000, the Benefit Base is $100,000 and you withdraw $5,000 of Contract Value. In this case, you would reduce your Contract Value by 4.55% (i.e., $5,000/$110,000) and we would reduce your Benefit Base by $5,000 (on a dollar for dollar basis, since $5,000 is greater than $100,000 times 0.0455, which equals $4,545). The Benefit Base after the Excess Withdrawal would be $100,000 minus $5,000, or $95,000.


If you take any withdrawals prior to the earliest available Lifetime Income Date, we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount. If your Contract Value and your Benefit Base decline to zero before that Lifetime Income Date, you will lose the Lifetime Income Guarantee.

Impact of Withdrawals after the Lifetime Income Date

ESTABLISHING A LIFETIME INCOME AMOUNT. We calculate the earliest available Lifetime Income Amount on the first day of a Contract Year following your satisfaction of any age and holding period requirements. The Lifetime Income Amount will equal the applicable rate multiplied by the Benefit Base or the Contract Value on the Contract Anniversary, if greater. You will "establish" that Lifetime Income Amount by taking a withdrawal during the immediately following 12 months. If you do not take a withdrawal (or annuitize the Contract) during that Contract Year, we will recalculate the Lifetime Income Amount on the first day of the next Contract Year. This recalculation will reflect: (a) the addition of an annual Benefit Enhancement to the Benefit Base, (b) a reduction in the Contract Value, if any, from the Contract Value that we may have used in the previously calculated Lifetime Income Amount and, possibly, (c) an increase in the Contract Value to reflect investment gains, if any, as of the date of our recalculation. You will "establish" the recalculated Lifetime Income Amount by taking a withdrawal during the Contract Year of our recalculation. We will continue to follow this procedure throughout the Accumulation Period until you take a withdrawal or annuitize the Contract. Once you have established a guaranteed Lifetime Income Amount, we will Step-Up the Benefit Base to the Contract Value (to a maximum Benefit Base of $5,000,000) if that amount is greater than the Benefit Base. You may withdraw the Lifetime Income Amount each Contract Year without affecting the Benefit Base. Once you establish the Lifetime Income Amount, there will be no additional Benefit Enhancements or Step-Up opportunities.

EXAMPLE 3 (Establishing the Earliest Available Lifetime Income Amount with Step-Up)


Assume that you purchase a Contract through an IRA Rollover when you are 60 and have met the minimum holding period requirement. Your Contract Value at time of rollover is $90,000 and your Benefit Base is $100,000. Since you have reached your Age 59 1/2 Trigger at time of purchase, the earliest available Lifetime Income Date is the date we issue the Contract, and the Single Life Lifetime Income Amount on that date is ($100,000 x 4%), or $4,000. Now assume you defer taking your first withdrawal until the third Contract Year when you want to establish your Single Life Lifetime Income Amount. On the most recent Contract Anniversary, your Benefit Base is $106,090 and Contract Value is $112,000. By electing to take your first withdrawal, the Benefit Base will Step Up to the Contract Value on the prior Contract Anniversary. Your new Benefit Base is $112,000, which results in a Single Life Lifetime Income Amount of ($112,000 x 4%), or $4,480.


Loss of Step-Up. If you do not "establish" a previously determined Lifetime Income Amount, tHE RECALCULATED LIFETIME INCOME AMOUNT WILL NOT INCLUDE THE STEP-UP, IF ANY, FROM A PREVIOUSLY DETERMINED LIFETIME INCOME AMOUNT.

EXAMPLE 4 (Loss of Step-Up in a newly calculated Lifetime Income Amount)

Using the same Rollover scenario above, assume that you defer taking a withdrawal until the fourth Contract Year when you want to establish your Single Life Lifetime Income Amount. On the Contract Anniversary prior to taking a withdrawal, the Benefit Base is $109,273 and Contract Value is 107,000. By electing to take your first withdrawal, the Benefit Base will not Step Up because it is already greater than the Contract Value on the prior Contract Anniversary. Your Benefit Base of $109,273 will be used to calculate the Single Life Lifetime Income Amount of ($109,273 x 4%), or $4,371.

Please refer to "Increases in the GIFL Select Feature" for more information and examples of the Benefit Enhancement. Please refer to "Determination of the Lifetime Income Date" for more information about age and holding period requirements for the earliest available Lifetime Income Date.

EXCESS WITHDRAWALS. Each time you take a withdrawal after the Lifetime Income Date, we first determine whether the amount of the withdrawal is an Excess Withdrawal (i.e., a withdrawal that exceeds the Lifetime Income Amount when combined with any other withdrawals for that Contract Year). If so, we will reduce the Benefit Base on the greater of a pro-rata basis or a dollar for dollar basis. If we use the pro-rata basis, we reduce your Benefit Base in the same proportion that your Contract Value has been reduced by the entire amount of the withdrawal that resulted in an Excess Withdrawal. If we use the dollar for dollar basis, we reduce the Benefit Base by the entire amount of the withdrawal that resulted in an Excess Withdrawal. In either case, after that, we reduce your Lifetime Income Amount. The reduced Lifetime Income Amount will equal:

     - (for Single Life Lifetime Income Amounts) 4% or 5% of the new Benefit Base based on the Annuitant's age when the Lifetime Income Amount was established; or


     -    (for Spousal Lifetime Income Amounts) 4.50% of the new Benefit Base.


We calculate the reduced Lifetime Income Amount for a Continuation Single Life Lifetime Income Amounts by using the rate that was in effect when we issued your Contract. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount," below, for more information about the applicable rate.

In all cases, we reduce the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.

EXAMPLE 5 (Pro-Rata Reduction):


Assume that you purchase a Contract through an IRA Rollover when you are 61 and have met the minimum holding period requirements. Your Contract Value at time of rollover is $90,000 and your Benefit Base is $100,000. Since you have reached your Age 59 1/2 Trigger at time of purchase, the earliest available Lifetime Income Date is the date we issue the Contract, and the Single Life Lifetime Income Amount on that date is ($100,000 x 4%), or $4,000. Now assume that you make a single withdrawal of $10,000 of Contract Value 6 months after we issue the Contact. In this case, you would reduce your Contract Value by 11.11% (i.e., $10,000/$90,000). We would reduce your Benefit Base by $11,111 (on a pro-rata basis, since $100,000 times 0.111, or $11,111 is greater than $10,000). The Benefit Base after the Excess Withdrawal would be $100,000 minus $11,111, or $88,889. The Lifetime Income Amount would also be reduced for future Contract Years from $4,000 to $3,556 (i.e., $88,889 x 4%).


EXAMPLE 6 (Dollar for Dollar Reduction):


Assume that you purchase a Contract through an IRA Rollover when you and your spouse are 62. (Since you are both under age 65 at time of purchase, the earliest Lifetime Income Date will not occur until your Age 65 Trigger.) In the fourth Contract Year and after you have turned on your Spousal Lifetime Income Amount at $4,500 ($100,000 x 4.50%), the Contract Value is $110,000 and the Benefit Base is $100,000. You make an initial withdrawal of $4,000 (less than the Lifetime Income Amount) which reduces the Contract Value to $106,000 while the Benefit Base remains unchanged at $100,000. Later, during the same Contract Year, you make another withdrawal of $6,000. In this case, you would reduce your Contract Value by 5.66% (i.e., $6,000/$106,000). We would reduce your Benefit Base by $6,000 (on a dollar for dollar basis, since $6,000 is greater than $100,000 times 0.0566, which equals $5,660). The Benefit Base after the Excess Withdrawal would be $100,000 minus $6,000, or $94,000. The Lifetime Income Amount would also be reduced for future Contract Years from $4,500 to $4,230 (i.e., $94,000 x 4.50%).


EXCESS WITHDRAWALS, WITH LIMITED EXCEPTIONS, LOWER THE LIFETIME INCOME AMOUNT GUARANTEED FOR FUTURE WITHDRAWALS. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) THE REDUCTION COULD BE SIGNIFICANTLY MORE THAN THE AMOUNT OF THE EXCESS WITHDRAWAL.

We do not reduce the Benefit Base and/or the Lifetime Income Amount:

     - if the withdrawals are taken under our Life Expectancy Distribution Program, or

     - if your total Withdrawal Amounts during any Contract Year after the Lifetime Income Date are less than or equal to the Lifetime Income Amount.

The Contract enters a "Settlement Phase" in any Contract Year that your Contract Value declines to less than the Lifetime Income Amount if you have taken no Excess Withdrawals during that Contract Year (see "Settlement Phase" below). In the event of an Excess Withdrawal, you will lose the Guaranteed Income for Life benefit if Contract Value declines below the Lifetime Income Amount during the Contract Year of the Excess Withdrawal. The Guaranteed Income for Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are both equal to zero.

We reduce your Contract Value (and the death proceeds) each time you take a withdrawal. We do not change your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total withdrawals during a Contract Year are less than or equal to the Lifetime Income Amount.

Increases in the GIFL Select Feature

In addition to a one-time Step-Up opportunity, the GIFL Select feature of the Contract provides two other ways that have the potential to increase a Lifetime Income Amount: banded rates applicable to Single Life Lifetime Income Amounts and annual Benefit Enhancements. Please refer to "Establishing a Lifetime Income Amount," above, for more information about the Step-Up opportunity.


BANDED SINGLE LIFE RATES. If you are eligible for a Single Life Lifetime Income Amount, you may have an opportunity to increase the Lifetime Income Amount by deferring withdrawals after your Age 59 1/2 Trigger until you have reached your Age 65 Trigger. That's because we calculate the Lifetime Income Amount before age 65 as an amount equal to 4% of the Benefit Base, and will increase the rate to 5% if you take no withdrawals of a Lifetime Income Amount until age 65. If you are under age 65, and take a withdrawal at any time after the earliest available Lifetime Income Date, you will establish a Lifetime Income Amount, based on a 4% rate and lose the opportunity to establish a Lifetime Income Amount based on a 5% rate.


EXAMPLE 7 (4% Single Life Lifetime Income Amount):


Assume you purchase a Contract through an IRA Rollover when you are 60 and have met the minimum holding period requirements. Your Contract Value at time of rollover is $90,000 and your Benefit Base is $100,000. Since you have reached your Age 59 1/2 Trigger, your Lifetime Income Date is the date we issue the Contract, and the Single Life Lifetime Income Amount on that date is ($100,000 x 4%), or $4,000. You elect to take a withdrawal during that first contract year and start receiving the Lifetime Income Amount. You are not eligible for the 5% Single Life Lifetime Income Amount because you have taken your first withdrawal prior to reaching your Age 65 Trigger.


EXAMPLE 8 (5% Single Life Lifetime Income Amount)


Using the same Rollover scenario above, assume that you defer taking a withdrawal until the fifth Contract Year and you have reached your Age 65 Trigger. The Benefit Base on the most recent Contract anniversary is $116,000 and your Single Life Lifetime Income Amount, should you take a withdrawal during that Contract Year, is ($116,000 x 5%), or $5,800.



Banded Single Life Rates do not necessarily result in a higher Lifetime Income Amount. Please see EXAMPLE 9, below, for information about the impact of a Step-Up on the Benefit Base.


We do not permit you to defer withdrawals in order to qualify for a 5% rate if you established a Spousal Lifetime Income Amount or if we issue a Contract with a Continuation Single Life Lifetime Income Amount.

Impact of Step-Up on Banded Rates. If you do not establish a previously determined Lifetime Income Amount for a Single Life Lifetime Income Amount, you may become eligible for a higher rate but may lose the advantage of a previously available Step-Up.


EXAMPLE 9 (Loss of Step-Up in a newly calculated Lifetime Income Amount with a higher rate)



Assume that you purchase a Contract through an IRA Rollover when you are 59 and have met the minimum holding period requirement. At the time of rollover your Contract Value and Benefit Base are $100,000. Assume that on the Contract Anniversary after attaining 63 years of age your Contract Value is $150,000 and the Benefit Base is $112,551. The eligible Single Life Lifetime Income Amount during that Contract Year is $6,000 ($150,000 x 4%). However, you elect to defer withdrawals another year and on your Age 65 Trigger the Contract Value is $110,000 and the Benefit Base is $115,927. You elect to take your first withdrawal, which results in a Single Life Lifetime Income Amount of $5,796 ($115,927 x 5%).


BENEFIT ENHANCEMENTS. On each Contract Anniversary during the Accumulation Phase and prior to you establishing a Lifetime Income Amount, we will add a Benefit Enhancement to the Benefit Base (up to a maximum Benefit Base of $5,000,000) if you have taken no withdrawals or annuitized the Contract during the immediately preceding Contract Year. The Benefit Enhancement is equal to 3% of the Benefit Base in effect at the end of that immediately preceding Contract Year. If you do not qualify for a Benefit Enhancement for a particular Contract Year, you may qualify for a Benefit Enhancement in other Contract Years if you defer: (a) taking withdrawals, (b) establishing a Lifetime Income Amount or (c) annuitizing the Contract in the other Contract Years. Benefit Enhancements have no cash value and will not affect the Contract Value.

EXAMPLE 10 (Benefit Enhancements)

Assume you purchase a Contract through an IRA Rollover when you are 60, you take no withdrawals during the first and second Contract Year and the Benefit Enhancement is 3%. Also assume that the initial Benefit Base is $100,000 and is not exceeded by Contract Value (a Step Up does not occur).

     - At the end of the first Contract Year, we will apply the Benefit Enhancement to the Benefit Base and increase it to $103,000 ($100,000 + 3% x $100,000).

     - At the end of the second Contract Year, we will apply the Benefit Enhancement to the Benefit Base and increase it again to $106,090 ($103,000 + 3% x $103,000).


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

Now assume an Excess Withdrawal is taken in the third Contract Year that reduces the Benefit Base to $98,000 and no additional withdrawals are taken in the fourth Contract Year.

     - At the end of the third Contract Year, there is no Benefit Enhancement because you took a withdrawal during the year.

     - At the end of the fourth Contract Year, we will apply the Benefit Enhancement to the Benefit Base. The Benefit Enhancement will be based on the reduced Benefit Base. The Benefit Base will increase to $100,940 ($98,000 + 3% x 98,000).

Since the GIFL Select Fee is a percentage of the Benefit Base, we will increase the amount of the GIFL Select Fee after a Benefit Enhancement to reflect the new Benefit Base. (see "VI. Charges and Deductions - GIFL Select Fee").

Determination of the Lifetime Income Date

SINGLE LIFE LIFETIME INCOME AMOUNTS. Under a Single Life form of Lifetime Income Amount, the earliest available Lifetime Income Date is the date we issue your Contract if:

     - you, the Annuitant, will be at least age 59 1/2 at any time during the first Contract Year; and

     - you were a participant in your employer's Guaranteed Income for Life Select 401(k) Retirement Plan and completed a 5 year "holding period" requirement for the guaranteed minimum withdrawal benefit we provided for your account in that plan.


In this case, the date we issue your Contract will be the Age 59 1/2 Trigger, or the Age 65 Trigger if you will be at least age 65 at any time during the first Contract Year.


In all other cases, the earliest available Lifetime Income Date for a Single Life form of Lifetime Income Amount is the first day of a Contract Year in which:


     -    you, the Annuitant, will have reached your Age 59 1/2 Trigger; and


     - you complete a "holding period" of no more than 5 years. We will transfer credit for the holding period from your (or your decedent spouse's) account with an employer's Guaranteed Income for Life Select 401(k) Retirement Plan.

CONTINUATION SINGLE LIFE LIFETIME INCOME AMOUNTS. The earliest available Lifetime Income Date for a Continuation Single Life form of Lifetime Income amount is the date we issue your Contract.

SPOUSAL LIFETIME INCOME AMOUNT. Under a Spousal Lifetime Income Amount, the earliest available Lifetime Income Date is the date we issue your Contract if:

     - you, the Annuitant, and your spouse, the co-Annuitant, will both be at least age 65 at any time during the first Contract Year; and

     - you were a participant in your employer's Guaranteed Income for Life Select 401(k) Retirement Plan and completed the holding period requirement for the guaranteed minimum withdrawal benefit we provided for your account.


In this case, the date we issue your Contract will be the Age 65 Trigger.


In all other cases, the earliest available Lifetime Income Date for a Spousal Lifetime Income Amount is the first day of a Contract Year in which:


     - you, the Annuitant, and your spouse, the co-Annuitant, will both reach your Age 65 Trigger; and


     - you complete a "holding period" of no more than 5 years. We will transfer credit for the holding period from your (or your decedent spouse's) account with your employer's Guaranteed Income for Life Select 401(k) Retirement Plan.

Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount

SINGLE LIFE. You are eligible to select a Single Life Lifetime Income Amount if:

     - you are the Annuitant under the Contract and we did not make any payments under your employer's Guaranteed Income for Life Select 401(k) Retirement Plan to you or to any current, former or decedent spouse of yours that was covered by our spousal lifetime income minimum withdrawal benefit guarantee; or

     - you are the Annuitant under the Contract, and the spouse of a deceased participant under a Guaranteed Income for Life Select 401(k) Retirement Plan and neither you nor the deceased participant established a lifetime income minimum withdrawal benefit guarantee under the plan before the death of the participant; or

     -    you are the Annuitant under the Contract; and

          - you had established an account in your Guaranteed Income for Life Select 401(k) Retirement Plan that was covered by a spousal minimum withdrawal benefit guarantee, and

          - you subsequently split and changed it to two "single life" accounts in connection with a divorce or a legal separation; and

          - you do not include your spouse as a "co-Annuitant" in the Contract you purchase.


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

You will establish a Single Life Lifetime Income Amount based on 4% of the Benefit Base if:

     - you take your first withdrawal after the earliest available Lifetime Income Date and


     - you take such withdrawal during a Contract Year when you, the Annuitant, will have reached your Age 59 1/2 Trigger, but will not have reached your Age 65 Trigger.


If you establish a Single Life Lifetime Income amount based on 4% of the Benefit Base, you will not be eligible for a Single Life Lifetime Income Amount based on 5% of the Benefit Base.

You will establish a Single Life Lifetime Income Amount based on 5% of the Benefit Base if:

     - you take your first withdrawal after the earliest available Lifetime Income Date and


     - you take such withdrawal during a Contract Year when you, the Annuitant, will have reached your Age 65 Trigger.


CONTINUATION SINGLE LIFE. We will issue a Contract with a Continuation Single Life Lifetime Income Amount if you are the Annuitant under the Contract and either:

     - (CASE ONE) you are a former participant in a Guaranteed Income for Life Select 401(k) Retirement Plan and were receiving distributions from a Guaranteed Income for Life Select 401(k) Account that was covered by a single life guarantee; or

     - (CASE TWO) you are a former participant in a Guaranteed Income for Life Select 401(k) Retirement Plan, you were receiving distributions a Guaranteed Income for Life Select 401(k) Retirement Account that was covered by a spousal guarantee, and your spouse has died; or

     - (CASE THREE) you are the surviving spouse of a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan and the beneficiary of a Guaranteed Income for Life Select 401(k) Account that was covered by a spousal guarantee.


In CASE ONE, we will issue a Contract with a Lifetime Income Amount based on the rate in effect for the guaranteed minimum withdrawal benefit that you established under the Guaranteed Income for Life Select 401(k) Retirement Plan. We will calculate the Lifetime Income Amount based on 4% of the Benefit Base if you commenced receiving distributions under the plan before your Age 65 Trigger. We will calculate a Lifetime Income Amount based on 5% of the Benefit Base if you commenced receiving distributions under the plan on and after your Age 65 Trigger.


In CASE TWO and in CASE THREE, we will issue a Contract with a Lifetime Income Amount based on 4.5% of the Benefit Base.

SPOUSAL LIFE. You can select a Spousal Lifetime Income Amount if:

     -    you are the Annuitant under the Contract; and

     -    your spouse is the co-Annuitant under the Contract; and

     - you did not establish a single-life minimum withdrawal benefit guarantee in your Guaranteed Income for Life Select 401(k) Retirement Plan.

You will establish a Spousal Lifetime Income Amount based on 4.5% of the Benefit Base if:

     - you take your first withdrawal after the earliest available Lifetime Income Date; and


     - you and your spouse have both reached your Age 65 Trigger at the time of such withdrawal; and


     -    you have named your spouse as a Co-Annuitant under the Contract; and

     - you have completed any forms that we may require for the selection of a Spousal Lifetime Income Amount.

CHANGING A SELECTION. You can make a selection of a Single Life Lifetime Income Amount or a Spousal Lifetime Income Amount (if you qualify) at any time before you establish the Lifetime Income Amount by contacting the Annuities Service Center and completing any forms that we may require. You can change your designation of a Single Life or Spousal Lifetime Income Amount after the earliest available Lifetime Income Date only if you defer "establishing" a Lifetime Income Amount. You establish a Lifetime Income Amount if you make any withdrawals from the earliest available Lifetime Income Date up to the date of the change in designation. You can change your designation up until the date you take a withdrawal.


If you establish a Spousal Life Lifetime Income Amount on or after your Age 65 Trigger instead of a Single Life Lifetime Income Amount, we will calculate a lower Lifetime Income Amount (4.5% of the Benefit Base).


We may recalculate the Lifetime Income Amount if you change the form of the Lifetime Income Amount from a Single Life to a Spousal form or vice versa.

We may decrease the Benefit Base to reflect withdrawals. We may increase the Benefit Base to reflect Benefit Enhancements and a one time Step-Up to the Contract Value on the Contract Anniversary before the date of the first withdrawal after the Lifetime Income Date if the Benefit Base is less than the Contract Value on that date. Any decrease or increase in the Benefit Base will result in a corresponding decrease or increase in the Lifetime Income Amount.

Tax Considerations

See "VII. Federal Tax Matters" for information on tax considerations related to guaranteed minimum withdrawal benefits.


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

Pre-Authorized Withdrawals - The Income Made Easy Program

You can pre-authorize periodic withdrawals to receive amounts guaranteed under the Contract. We currently offer our Income Made Easy Program for Contracts to provide income payments for the lifetime of the Covered Person. The full allowable amount is based on the Lifetime Income Amount. You can start taking withdrawals under the Income Made Easy Program no sooner than the earliest available Lifetime Income Date.

The Income Made Easy Program allows you to select: (A) the Lifetime Income Amount under your Contract; (B) the full allowable amount plus any amount under our Life Expectancy Distribution Program that would exceed the Lifetime Income Amount; (C) the annual amount under our Life Expectancy Distribution Program (in lieu of the Lifetime Income Amount); or (D) a specified dollar amount that is less than the Lifetime Income Amount. We may make additional options available in the future or upon request.

Your participation in the Income Made Easy Program will be suspended (i.e., we will not process any further withdrawals under the Program until you re-enroll) if:

     -    you select option A or B; and

     - you take an additional withdrawal outside the Income Made Easy Program in any Contract Year in which the program is in effect.

Income Made Easy withdrawals, like other withdrawals:

     - may be subject to income tax (including withholding for taxes) and a penalty for distributions from a Roth IRA, and if you take withdrawals before age 59 1/2, a 10% IRS penalty tax; and

     -    reduce the death benefit.

If you are interested in the Income Made Easy Program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in this program.

Pre-Authorized Withdrawals - Life Expectancy Distribution Program

You may request of us in writing, in a form acceptable to us and received at our Annuities Service Center, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) in limited circumstances. The Life Expectancy Distribution Program may provide Required Minimum Distributions and Qualified Death Benefit Stretch Distributions - these are payments we calculate to comply with Code Section 408(a)(6) or 408(b)(3) (applicable to Traditional IRAs), or Section 408A(c)(5) (applicable to Roth
IRAs). For further information on such distributions, please see "VII. Federal Tax Matters."

Each withdrawal under our Life Expectancy Distribution program will reduce death proceeds and your Contract Value. We will reduce your Benefit Base by the amount of the withdrawal if you take a withdrawal under the Life Expectancy Distribution program prior to the Lifetime Income Date. We will not reduce your Benefit Base or Lifetime Income Amount if a withdrawal under the Life Expectancy Distribution program on or after the Lifetime Income Date (for an amount we calculate based on our current understanding and interpretation of federal tax law) causes total withdrawals during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program. The Life Expectancy Distribution program ends when certain amounts described in the Contract are depleted to zero. We may make further distributions as part of the Settlement Phase for the Contract.

The Life Expectancy Distribution Program applicable to GIFL Select IRA Rollover Variable Annuity Contracts does not provide automatic "life expectancy" distributions that are intended to qualify under Code Section 72(t)(2)(A)(iv). This Section contains an exception to a 10% penalty tax applicable to pre-59 1/2 distributions. You should consult with a qualified tax advisor for information about the impact of taxes, including tax penalties, that may be applicable to withdrawals before age 59 1/2.

If you are interested in the Life Expectancy Distribution Program, you may obtain further information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in this program. To take withdrawals under the Life Expectancy Distribution Program, you must participate in the Income Made Easy Program (see the preceding section).

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's share of all life expectancy distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Department regulations.

We base our life expectancy calculations on our understanding and interpretation of the requirements under tax law applicable to Required Minimum Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with a qualified tax advisor.

If you take a withdrawal under our Life Expectancy Distribution program on or after the Lifetime Income Date, we will not make any further withdrawals under that program if the Contract Value reduces to an amount less than the Lifetime Income Amount. In that event, we will make distributions as part of the Contract's "Settlement Phase," if the Annuitant (or co-Annuitant under the Spousal Lifetime Income Amount) is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as Excess Withdrawals and will not reduce the Benefit Base or Lifetime Income Amount.

Settlement Phase

Once you establish a Lifetime Income Amount, we will automatically begin making payments to you under the "Settlement Phase" of the GIFL Select feature if your Contract Value reduces to an amount less than the Lifetime Income Amount and there are no Excess Withdrawals during that Contract Year. During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits, terminate. We will not apply additional Benefit Enhancements, or deduct any charges during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.

There is no Settlement Phase, however, if:

     - you take any withdrawal before the earliest available Lifetime Income Date and the Contract Value declines to zero during the Contract Year of the withdrawal; or

     - you take a withdrawal on or after the earliest available Lifetime Income Date that is an Excess Withdrawal and the Contract Value declines to an amount less than the Lifetime Income Amount during the Contract Year of the withdrawal.

At the beginning of the Settlement Phase, we may automatically begin paying an annual settlement amount to you. The settlement payment amount varies:


     - If the Contract enters the Settlement Phase before the Annuitant has reached his or her Age 59 1/2 Trigger (or Age 65 Trigger for the younger of the Annuitant and co-Annuitant if the Spousal Lifetime Income Amount had been elected), you must wait before taking withdrawals until the Lifetime Income Date, when the Lifetime Income Amount would be calculated. If no withdrawals are made before the Lifetime Income Date, we will begin making annual settlement payments to you following the Lifetime Income Date as long as the Annuitant is living (or as long as either the Annuitant or co-Annuitant is living under the Spousal Lifetime Income Amount). In this case, the annual amount will equal the applicable Lifetime Income Amount (i.e., either 4% of the Benefit Base on the Lifetime Income Date (if the Annuitant has reached his or her Age 59 1/2 Trigger before the first withdrawal but has not reached his or her Age 65 Trigger), 5% of the Benefit Base on the Lifetime Income Date (if the Annuitant has reached his or her Age 65 Trigger before the first withdrawal) or 4.5% of the Benefit Base on the Lifetime Income Date (if the younger of the Annuitant and co-Annuitant has reached his or her Age 65 Trigger if the Spousal Lifetime Income Amount had been elected).



     - If the Contract enters the Settlement Phase before the Annuitant has reached his or her Age 59 1/2 Trigger (or Age 65 Trigger for the younger of the Annuitant and co-Annuitant if the Spousal Lifetime Income Amount is elected) and you decide to take withdrawals prior to the Lifetime Income Date, you will receive an annual amount equal to the applicable Lifetime Income Amount as stated above multiplied by the current Benefit Base until the Benefit Base is depleted.


     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

If you die your Beneficiary may receive distribution of your Contract Value.

Distribution at Death of Annuitant

The Contracts described in this Prospectus provide for the distribution of the Contract Value and termination of the GIFL Select feature if the Annuitant/Owner dies before the earlier of the Annuity Commencement Date or the Maturity Date. If the deceased Annuitant's spouse is the sole Beneficiary and falls within the definition of "spouse" under the federal Defense of Marriage Act (see "Other Contract Provisions - Spouse" below), he or she may continue the Contract as the new Owner without a distribution of Contract Value. In that event, the spouse will become the Owner and Annuitant of the Contract, but the GIFL Select feature will end for any Single Life Lifetime Income Amount (if established) or for any Continuation Single Life Lifetime Income Amount. The GIFL Select feature for a Spousal Lifetime Income Amount also ends unless you established the Spousal Lifetime Income Amount prior to the Annuitant's death.


In all other cases, distribution of the entire interest in the Contract must be made within five years of the Annuitant's death or, alternatively, distribution may be made as an annuity, under one of the Annuity Options, which begins within one year after the Annuitant's death and is payable over the life of the nnBeneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options" below). Note: we continue to assess the mortality and expense risks charge during this period, even in some cases in which we bear only the expense risk and not any mortality risk (see VI. Charges and Deductions - Mortality and Expense Risks Fee"). If distribution is not made within five years and the Beneficiary has not specified an Annuity Option, we will distribute a lump sum cash payment of the Beneficiary's portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will equal the Contract Value and must be distributed immediately in a single sum cash payment.

PAYMENT OF DEATH PROCEEDS. The determination of the distribution upon the death of the Annuitant will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to payment of the death proceeds under the Contract until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     -    any other proof satisfactory to us.

DISTRIBUTION OF DEATH PROCEEDS. Tax law requirements applicable to IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, you should seek competent legal and tax advice regarding requirements governing the distribution of Contract values, including death proceeds, under the plan. In particular, you and your advisor should consider that there is some uncertainty as to the income tax effects of a distribution at death on IRAs (see "VII. Federal Tax Matters").

In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of the distribution upon the death of the Annuitant in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict such a distribution under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit to the extent permitted by the Code and by Treasury Regulations.

Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances for which payment of withdrawals may be postponed (see "Withdrawals" above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the funds either in a single check or wire transfer or in a John Hancock Safe Access Account ("JHSAA"). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Any interest paid may be taxable. The Beneficiary can obtain the remaining death benefit proceeds in a single sum at any time by cashing one check for the entire amount. Note, however, that a JHSAA is not a true checking account as the Beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the Beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

DEATH OF CO-ANNUITANT UNDER A SPOUSAL LIFETIME INCOME AMOUNT GUARANTEE. If the co-Annuitant is the first to die, no death proceeds are payable under the Contract. The Spousal Lifetime Income Amount guarantee will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the survivor Annuitant. We will continue to charge the GIFL Select Fee.

Death of Last Person. If the survivor Annuitant dies while a Spousal Lifetime Income Amount guarantee is in effect, we will reduce the Lifetime Income Amount to zero and we make no further payments to the Beneficiary.

Death after Removal of Annuitant or co-Annuitant. In certain instances, a Contract may be changed to remove the designation of a person initially designated as an Annuitant or co-Annuitant. If that happens and:

     - if the removed person subsequently dies, there will be no impact on the guarantees provided by the Guaranteed Income For Life feature in most cases; and

     - if the remaining designated person subsequently dies, we will consider that person to be the "survivor" of the Annuitant and co-Annuitant and the Guaranteed Income For Life feature will terminate.

DEATH PROCEEDS DURING THE SETTLEMENT PHASE. If death occurs during the Settlement Phase, the only death proceeds we provide are the remaining settlement payments that may become due under that Guaranteed Income for Life benefit:

     - (for Single Life and Continuation Single Life Lifetime Income Amounts) If the Annuitant dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments.

     - (for Spousal Lifetime Income Amount guarantee) If the first death of either the Annuitant or co-Annuitant occurs during the Settlement Phase, no additional death proceeds are payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will calculate a Lifetime Income Amount during the Settlement Phase on the Lifetime Income Date. Settlement payments will equal the Lifetime Income Amount.

If you die during the Settlement Phase, the only death proceeds we provide are the remaining settlement payments that may become due under the Spousal Lifetime Income Amount guaranteed minimum withdrawal benefit.

ANNUITIZATION PROVISIONS

General

Annuity payments differ from withdrawals of Contract Value.

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Once annuity payments commence:

     - you will no longer have access to the Contract Value applied to the Annuity Option;

     -    the GIFL Select feature of your Contract terminates; and

     -    we may not change the Annuity Option or the form of settlement.

The Contracts contain provisions for the commencement of annuity payments to the Annuitant up to the Contract's Maturity Date (the "Annuity Commencement Date" is the first day of the Pay-out Period). The current Maturity Date is the date you specify, as shown on your Contract's specifications page. For John Hancock USA Contracts, there is no limit on when the earliest Annuity Commencement Date may be set. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Annuity Commencement Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary ("Default Commencement Date"). You may request a different Annuity Commencement Date (including a date later than the Default Commencement Date) at any time by written request at least one month before both the current and new Annuity Commencement Dates. Under our current administrative procedures, however, the new Annuity Commencement Date may not be later than the Maturity Date unless we consent otherwise.* Distributions may be required before the Annuity Commencement Date.

NOTICE OF ANNUITY COMMENCEMENT DATE. Under our current administrative procedures, we will send you one or more notices at least 30 days before your scheduled Annuity Commencement Date and request that you verify information we currently have on file. We may delay the start of annuity payments if you fail to verify this information.

You may select the frequency of annuity payments. However, if the Contract Value at the Annuity Commencement Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.

Annuity Options

If an Annuity Option is not selected, we will provide as a default an Annuity Option in the form of a variable life annuity with payments guaranteed for five years, as described below. We will determine annuity payments based on the value of each Variable Investment Option at the Annuity Commencement Date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain Annuity Options in connection with certain Contracts.

ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1: Lifetime Income Amount (LIA) with Cash Refund - This fixed Annuity Option is available only if either the Annuitant or co-Annuitant, not both, remains at the Annuity Commencement Date. Under this option, we will make annuity payments during the lifetime of the Annuitant or co-Annuitant. After the death of the Annuitant or co-Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     -    the LIA on the Annuity Commencement Date, if any; or

     - the annual amount that the proceeds of your Contract provides on a guaranteed basis under a life with cash refund annuity.

Option 2: Joint & Survivor LIA with Cash Refund - This fixed Annuity Option is available if you select the Spousal Lifetime Income Amount guarantee and coverage remains for both the Annuitant and the co-Annuitant at the Annuity Commencement Date. Under this option, we will make annuity payments during the joint lifetime of the Annuitant and co-Annuitant. After the death of the last to survive, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the LIA on the Annuity Commencement Date, if any, as provided by the Spousal Lifetime Income Amount guarantee, or

     - the annual amount that the proceeds of your Contract provides on a guaranteed basis under a joint life with cash refund annuity. (Unlike Option 4, however, we will not continue making payments for the remainder of the 5 year term upon the death of the last of the Annuitant and co-Annuitant to survive. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described in Option 1 above.)

----------
* We will deny our consent to a later Annuity Commencement Date based solely upon any current or future legal restrictions imposed by state laws and regulations or by the Internal Revenue Code and the IRS. Distributions under the Contracts may be required before the Annuity Commencement Date (see "VII. Federal Tax Matters"). You should consult with a qualified tax advisor for information about potential adverse tax consequences for failure to take distributions.


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Option 3: Life Annuity with Payments Guaranteed for 5 Years - An annuity with payments guaranteed for 5 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 5 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the fifth year.

Option 4: Joint Life Annuity with Payments Guaranteed for 5 Years - An annuity with payments guaranteed for 5 years and continuing thereafter during the lifetime of the Annuitant and a designated co-Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5-year period if both the Annuitant and the co-Annuitant die during the 5-year period.

We currently offer an additional Annuity Option that is not guaranteed by the
Contract:

Option 5: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10-, 15- or 20-year period and no payments thereafter. You may surrender all or part of your Contract for its 'Commuted Value' after the Annuity Commencement Date only if you select a variable pay-out under this Option. (See "Full Surrenders After the Annuity Commencement Date" and "Partial Surrenders After the Annuity Commencement Date" below.) We may limit the payment periods in order to comply with IRS regulations.

FULL SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE. You may surrender your Contract after the Annuity Commencement Date only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 Years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:

     - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" below for a description of an Annuity Unit);

     - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 3%, resulting in level annuity payments; and

     - calculating the present value of these payments at the assumed interest rate of 3%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.

PARTIAL SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE. We permit partial surrenders after the Annuity Commencement Date only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 Years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined in the manner described above on the day we receive your written request for surrender.

If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" in this section, below, for how we determine the initial number of Annuity Units used to determine payments). Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal A x {1 - ((B / C) / D)}, where:

     A equals the number of Annuity Units used to determine future payments before the commutation;

     B equals the dollar amount requested to be paid out as part of the commutation;

     C equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and

     D    equals the Annuity Unit value on the day the commutation is executed.

For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving those 400 units for 10 years, C equals the present value of 400 units for 10 years starting the end of this year at a rate of an assumed interest rate of 3%. This value is 3,412.08 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400 x {1 - (($20,000 / 3412.08) / $12.50)} = 212.43 units a year for 10 years.

Once annuity payments begin under an Annuity Option, you will not be able to make any additional guaranteed withdrawals under the GIFL Select feature in a Contract.

FIXED ANNUITY OPTIONS. Upon death of the Owner/Annuitant (subject to the distribution of death proceeds; see "Distribution at Death of Annuitant" above), withdrawal or the Maturity Date of the Contract, the proceeds may be applied to a Fixed Annuity Option.


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

We determine the amount of each Fixed Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate rate based on the mortality table and assumed interest rate in the Contract. If the rates we are then using are more favorable to you, we will substitute those rates. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the current Single Premium Immediate Annuity rate that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.

We provide no guaranteed withdrawal benefits once payments begin under an Annuity Option.

Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase a Variable Annuity to the rates based on the mortality table and assumed interest rate contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable premium taxes.

The longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments

We will base Variable Annuity payments after the first one on the investment performance of the Variable Investment Options selected after the Annuity Commencement Date. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Variable Investment Option by the Annuity Unit value of that Variable Investment Option (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Variable Investment Option is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Variable Investment Option are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity payment.

We charge the same Annual Separate Account Expenses during the annuitization period as we do prior to the Annuity Commencement Date. We determine the "net investment factor" for an Annuity Unit in the same manner as we determine the net investment factor for an accumulation unit (see "Value of Accumulation Units" and "Net Investment Factor" earlier in this chapter). The value of an Annuity Unit for each Variable Investment Option for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the corresponding Subaccount for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.

Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 3% assumed interest rate into the rates in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 3.62%.

Transfers After Annuity Commencement Date


Some transfers are permitted after the Annuity Commencement Date, but subject to different limitations than prior to the Annuity Commencement Date.


Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Variable Investment Option to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Annuity Commencement Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Variable Investment Option to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Variable Investment Option selected. Once annuity payments have commenced, a Contract Owner may not make transfers from any Fixed Annuity Option that we may make available to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. We reserve the right to suspend the transfer privilege at any time that we are unable to purchase or redeem shares of a Portfolio, and to defer, modify or terminate the transfer privilege at any time in accordance with applicable law.

Distributions Upon Death of Annuitant After Annuity Commencement Date

If you select an Annuity Option providing for payments for a guaranteed period, and the Annuitant dies after the Annuity Commencement Date, we will make any remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.


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

OTHER CONTRACT PROVISIONS

Right to Review


You have a right to cancel your Contract.


You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract or written notification acceptable to us. You may be subject to investment losses (or gains) prior to our receipt of your request for cancellation.

The 10-day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Because the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10-day period, we will return your entire Purchase Payment if this is greater than the amount otherwise payable.


(Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period and thereafter transfer it to the Variable Investment Options you select. We will permit you to elect to allocate your Purchase Payment during this 30 day period to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payment were allocated to the Money Market Variable Investment Option, we will pay you the greater of (a) the original amount of your Purchase Payment and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If you allocated your Purchase Payment to a Variable Investment Option (other than the Money Market Variable Investment Option), we will pay you the Contract Value, computed at the end of the Business Day on which we receive your returned Contract. You may be subject to investment losses prior to our receipt of your request for cancellation if you allocate your Purchase Payment to a Variable Investment Option other than the Money Market Variable Investment Option.





John Hancock Investment Management Services, LLC is the investment adviser, and MFC Global Investment Management (U.S.A.) Limited is the manager (i.e., subadviser) to the Money Market Portfolio. The Portfolio Objective of the Money Market Portfolio is as follows:

     Seeks to obtain maximum current income consistent with preservation of principal and liquidity. To do this, the Portfolio invests in high quality, U.S. dollar denominated money market instruments.


     Note: Although the Money Market Portfolio seeks to preserve the principal value of your investment, it is possible to lose money by investing in this Investment Option. For example, the Money Market Portfolio could lose money if a security purchased by the Portfolio is downgraded, and the Portfolio must sell the security at less than the original cost of the security. Also, the returns of the Money Market Subaccount in your Contract may become extremely low or possibly negative whenever the net income earned, if any, by the underlying Money Market Portfolio is not sufficient to offset the Contract's expense deductions.


Ownership

You own the Contract.

Prior to the Annuity Commencement Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner. The Owner cannot be changed, except as permitted due to the death of the Annuitant and under federal tax law.

You may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Contract to any person other than us.

GROUP CONTRACTS (John Hancock New York contracts only). Individuals to whom we offer a Contract in New York may become an Owner under the Contract by submitting a completed application and instructions with respect to your distribution in a form acceptable to us. We reserve the right to decline to issue a Contract to any person in our sole discretion. All rights and privileges under the Contract may be exercised by each Owner.

As with Contracts issued in other states, prior to the Maturity Date, an Owner is the person designated in an application or as subsequently named. On and after a Contract's Maturity Date, the Annuitant is the Owner and after the death of the Annuitant, the Beneficiary is the Owner. In the case of Nonqualified Contracts, ownership of the Contract may be changed at any time.

Annuitant

The Annuitant is the natural person whose life is used to determine eligibility and the duration of Single Life Lifetime Income Amount or a Continuation Single Life Lifetime Income Amount and for the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Owner is an individual, the Owner and Annuitant must


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

be the same person. Otherwise, the Contract must be owned for the benefit of the Annuitant. The Annuitant is as designated on the Contract specifications page or in the application. The Annuitant cannot be changed.

Co-Annuitant

The Annuitant's and co-Annuitant's lives are used to determine eligibility for and the duration of the Spousal Lifetime Income Amount and to determine eligibility for and the duration of annuity payments involving joint life contingencies. The Annuitant's spouse must be named as a co-Annuitant to establish a Spousal Lifetime Income Amount.

Beneficiary


The Beneficiary is the person you designate to receive the death proceeds if you die.


The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). If there is a Co-Annuitant under the Contract at the time of the Annuitant's death, however, the Co-Annuitant will be treated as the Beneficiary upon death of the Annuitant. You may change the Beneficiary (and any contingent Beneficiary) subject to the rights of any irrevocable Beneficiary. You must make any change in writing and the change must be received at our Annuities Service Center. We must approve any change. If approved, we will effect such change as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no primary Beneficiary is living, any designated contingent Beneficiary, if living, will become the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no primary or contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Contracts, Treasury Department regulations may limit designations of Beneficiaries.

Spouse

FEDERAL DEFINITION OF SPOUSE. Any federal tax provisions related to status as a "spouse" are governed by the Federal Defense of Marriage Act ("DOMA"), which does not recognize civil unions or same-sex marriages that may be allowed under state law. Please consult with your own qualified tax advisor for information on how federal tax rules may affect Contracts where a civil union or same-sex marriage partner either owns the Contract, or is designated an Annuitant and/or Beneficiary.

STATE VARIATIONS. Some states require that civil union and same-sex marriage partners receive the same contractual benefits as spouses who fall within the DOMA definition. To see a table of states with such a requirement, you may request a Statement of Additional Information from the Annuities Service Center. You should consult with a qualified financial professional for additional information on your state's regulations regarding civil unions and same-sex marriages.

Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex (where permitted by state law) or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant or any co-Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's or any co-Annuitant's correct age and sex. When you receive your Contract, you should review the information on age and sex and contact us by phone or mail at our Annuities Service Center with any corrections. If we have made incorrect annuity payments, we will either pay the amount of any underpayment immediately or we will deduct the amount of any overpayment from future annuity payments.


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

                           VI. Charges and Deductions

We assess charges and deductions under the Contracts against the Purchase Payment, Contract Values or annuity payments. Currently, there are no deductions made from the Purchase Payment. In addition, there are deductions from and expenses paid out of the assets of the Portfolios that are described in the Portfolio prospectus.

ASSET-BASED CHARGES

We deduct asset-based charges daily to compensate us primarily for our administrative and distribution expenses, and for the mortality and expense risks we assume under the Contracts.

Daily Administration Fee

We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.15% of the value of each Variable Investment Option on an annual basis deducted from each Subaccount to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.

Mortality and Expense Risks Fee

The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. The expense risk we assume is the risk that the administration charges may be insufficient to cover actual expenses.

To compensate us for assuming these risks, we deduct from each of the Subaccounts a daily charge at an annual effective rate of 0.45% of the value of the Variable Investment Options. The rate of the mortality and expense risks charge cannot be increased. The charge was established to continue for the duration of the contractual obligations consistent with pooling of risks, the persistency of certain risks, and the unpredictability of the time and nature of their occurrence. The charge is assessed on all active Contracts, including Contracts continued by a Beneficiary upon the death of the Contract Owner or continued under any annuity option payable on a variable basis. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. In cases where no death proceeds are payable (e.g., for Contracts continued by a non-spousal Beneficiary upon the death of the Owner), or under the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, we continue to assess the Contract's mortality and expense risks charge, although we bear only the expense risk and not any mortality risk.

GIFL SELECT FEE

We currently assess a fee for the GIFL Select feature that is equal to 0.50% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary. We will deduct the GIFL Select Fee on the first Contract Anniversary and each Contract Anniversary thereafter. We reserve the right to increase the fee of up to 0.65% of the Adjusted Benefit Base after we issue a Contract. If we do, we will provide at least 30 day prior notice to the Owner's last known address.


Although the current fee for GIFL Select feature is the same for each version of the Lifetime Income Amount, the amount of the Lifetime Income Amount will differ from version to version. For example, the Single Life Lifetime Income Amount that you establish before the Annuitant reaches his or her Age 65 Trigger will be for a lower Lifetime Income Amount than a Spousal Lifetime Income Amount that you establish after the Annuitant and the co-Annuitant both reach the Age 65 Trigger. Please read "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount" for more information.


We withdraw the GIFL Select Fee from each Variable Investment Option in the same proportion that the value of each Variable Investment Option bears to the Contract Value. We will deduct a pro-rata share of the annual fee from the Contract Value:

     - on the date we determine the amount of death proceeds that we pay to a Beneficiary;

     - after the Annuity Commencement Date at the time an Annuity Option under the Contract begins; or

     - on the date an Excess Withdrawal (including any applicable fees, charges, and taxes) reduces the Contract Value to an amount less than the Lifetime Income Amount.

We do not deduct the GIFL Select Fee during the "Settlement Phase" or after the Annuity Commencement Date once an Annuity Option begins.


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PREMIUM TAXES

We will charge you for premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes. Currently, we assess a charge for premium taxes on each Purchase Payment, based on the following resident state (or jurisdiction) at the time the tax is assessed:
California (0.50%); Guam (4.00%); Puerto Rico (1.00%); Texas (0.04% - referred to as a "maintenance fee"); and West Virginia (1.00%).

In most cases, and subject to applicable state law, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from the Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage by the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.


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

                            VII. Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of a Contract issued as a Traditional IRA or as a Roth IRA is quite complex, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, Treasury Department regulations, and Internal Revenue Service ("IRS") rulings and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT - FEDERAL, STATE, OR LOCAL - OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Portfolios. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

TRADITIONAL IRAS

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA or Traditional IRA (to distinguish it from the Roth IRA discussed below). Contracts issued as Traditional IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and the time when distributions may commence. The Contract does not qualify for use in connection with an Education IRA under Section 530 of the Code, and is not available as an "inherited IRA." For these purposes, an inherited IRA is an IRA established by a conversion of amounts payable upon death of a participant in a tax qualified retirement plan to a non-spouse beneficiary.

Contributions to a Traditional IRA

"Eligible" distributions from certain types of qualified retirement plans, such as a Guaranteed Income For Life Select 401(k) Retirement Plan, may be rolled over on a tax-deferred basis into a Traditional IRA by former participants in the Plan. For these purposes, "eligible" distributions include lump sum amounts payable from the Plan upon termination of employment, termination of the Plan, disability or retirement. "Eligible" distributions do not include (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals. If you participate in a Guaranteed Income for Life Select 401(k) Plan as the surviving spouse of a participant, you may be able to make a rollover contribution on a tax-deferred basis to a Contract issued as a Traditional IRA.

The Contract only permits you to make a single contribution, it does not permit you to make annual contributions that may otherwise be allowed under the Code.

Distributions from a Traditional IRA

In general, unless you have rolled over non-deductible contributions from your Guaranteed Income for Life Select 401(k) Account Value, all amounts paid out from a Contract issued as a Traditional IRA (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income.

If you have rolled over any non-deductible contributions to a Contract issued as a Traditional IRA contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution. DISTRIBUTIONS BEFORE AGE 59 1/2 MAY BE SUBJECT TO A 10% PENALTY TAX. Please read "Penalty Tax on Premature Distributions," below.

The tax law requires that annuity payments or other distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age, the value of the Contract, taking into account both the account balance, the actuarial present value of other benefits provided under the Contract, and the value of all other traditional IRAs owned by the taxpayer.

Under the tax rules, the Owner and the Annuitant may not be different individuals. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Treasury Department regulations prescribe required minimum distribution ("RMD") rules governing the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death proceeds to beneficiaries or the period of time over which a Beneficiary may extend payment of the death proceeds under the Contract. In addition, the presence of the guaranteed minimum withdrawal benefit may affect the amount of the RMD that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. Distributions made after the Owner's death also must comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death proceeds under your Contract, please consult your own qualified tax advisor.

You may make a "tax-free rollover" from a Contract issued as a Traditional IRA to another traditional IRA, in which case minimum distribution requirements and taxes apply to amounts withdrawn from the other traditional IRA. You may convert or rollover a Contract issued as a Traditional IRA to a Roth IRA by surrendering the Contract and purchasing another Roth IRA. If you do, you may be subject to federal income taxes, including withholding taxes. Please read "Conversion or Direct Rollover to a Roth IRA," below, for more information.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain significant respects with respect to the taxation of contributions and distributions.

Contributions to a Roth IRA

Like a Traditional IRA, "eligible" distributions from certain types of qualified retirement plans, such as a Guaranteed Income For Life Select 401(k) Retirement Plan, may be rolled over into a Roth IRA by former participants in the Plan. For these purposes, "eligible" distributions include lump sum amounts payable from the Plan upon termination of employment, termination of the Plan, disability or retirement. "Eligible" distributions do not include (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals. If you participate in a Guaranteed Income for Life Select 401(k) Plan as the surviving spouse of a participant, you may be able to make a rollover contribution on a tax-deferred basis to a Contract issued as a Roth IRA.

FEDERAL INCOME TAX, INCLUDING WITHHOLDING TAXES IN CERTAIN CIRCUMSTANCES, WILL APPLY TO CONVERSIONS AND DIRECT ROLLOVERS FROM "NON-ROTH" GUARANTEED INCOME FOR LIFE SELECT 401(K) RETIREMENT ACCOUNTS TO CONTRACTS ISSUED AS ROTH IRAS. Please read "Conversion or Direct Rollover to a Roth IRA," below, for more information. Under current rules, conversions and direct rollovers from "Roth" Guaranteed Income For Life Select 401(k) Retirement Accounts to Contracts issued as a Roth IRAs generally are not subject to federal income tax.

The Contract only permits you to make a single contribution, it does not permit you to make annual contributions that may otherwise be allowed under the Code.

Distributions from a Roth IRA

Unlike a Traditional IRA, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. Distributions must, however, begin after the Owner's death. Distributions after the Owner's death must comply with the minimum distribution requirements described above for Traditional IRAs, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death proceeds under your Contract, please consult your own qualified tax advisor.

Qualified distributions from a Roth IRA are excluded from income. A qualified distribution for these purposes is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t) (2) (F) of the Code.

THE FIVE YEAR PERIOD REQUIRED TO QUALIFY A DISTRIBUTION AS TAX-FREE UNDER A ROTH IRA MAY DIFFER FROM THE FIVE YEAR HOLDING PERIOD REQUIRED UNDER THE GIFL SELECT FEATURE IN THE CONTRACT.

EXAMPLE: Suppose you made on-going contributions to a "Roth" Guaranteed Income For Life Select 401(k) Retirement Account for three years and then purchase a Roth IRA Contract when you are 57. We will require you to fulfill another 2 years before you qualify for a Single Life Lifetime Income Amount. If you limit your annual withdrawals to the Lifetime Income Amount, we will guarantee the amount for as long as you life. You will be subject to tax, however, on the portion of the withdrawn amount attributable to amounts that have remained in the Contract for less than five years.

DISTRIBUTIONS BEFORE AGE 59 1/2 MAY BE SUBJECT TO A 10% PENALTY TAX. Please read "Penalty Tax on Premature Distributions," below. The state tax treatment of a Roth IRA may differ from the federal income tax treatment of a Roth IRA. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH A ROTH IRA.

CONVERSION OR DIRECT ROLLOVER TO A ROTH IRA

You can convert or directly roll over distributions that you receive from a "non Roth" Guaranteed Income For Life Select 401(k) Retirement Account to a Roth IRA Contract and convert a traditional IRA to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to conversions or direct rollovers of distributions from a "Roth" Guaranteed Income For Life Select 401(k) Retirement Account" to a Contract issued as a Roth IRA or from a Contract issued as a Roth IRA to another Roth IRA.

If you, direct your Guaranteed Income for Life Select 401(k) Retirement Plan sponsor or administrator to transfer a rollover amount from your "non Roth" Guaranteed Income for Life Select 401(k) Retirement Account to us to purchase a Roth IRA Contract, or if you convert a Contract issued as a Traditional IRA to a Roth IRA, you may instruct us to not withhold any of the rollover or conversion for taxes and remittance to the IRS. A direct rollover or conversion is not subject to mandatory tax withholding, even if the distribution is includible in gross income. You must, however, pay tax on any portion of the converted or rollover amount from the Plan that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to one Roth IRA from another Roth IRA.

If you do instruct us to withhold for taxes when converting a Contract issued as a Traditional IRA to a Roth IRA, we will treat any amount we withhold as a withdrawal from your Contract, which could result in an Excess Withdrawal and a reduction in the Lifetime Income Amount we guarantee under your Contract. Please read "Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more information about the impact of withdrawals.

The amount converted to a Roth IRA would ordinarily be included in gross income for the year in which the conversion occurs. However, for 2010 only, unless you elect to include the converted amount in your 2010 income, half of it will be included in your income in 2011 and the other half in 2012. In order to maximize the benefit of the conversion, you may wish to consider using resources other than your retirement plan assets to pay taxes on any such conversion. You should seek independent qualified tax advice if you intend to use the Contract in connection with a Roth IRA.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

There is also a 10% IRS penalty tax on the taxable amount of any payment from the Contract. The penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 or the passage of five years after the date of the first payment, such modification may cause retroactive imposition of the penalty plus interest on it.

The penalty tax does not apply to certain distributions which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from your Contract for these purposes, you should consult your own qualified tax advisor.

SEE YOUR OWN TAX ADVISOR

The foregoing description of federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans and IRAs are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax advisor.

                              VIII. General Matters

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

We offer the Contracts for sale through broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.

JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. Contract Owners do not pay this compensation directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Portfolio's or fund-of-funds' (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation

The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 1.50% of the Purchase Payment. In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 0.50% of the values of the Contracts attributable to such Purchase Payment. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.

The individual representative who sells you a Contract (your "financial consultant") typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

We may provide, either from the 12b-1 distribution fees received from the portfolios underlying the Contracts or out of our own resources, rollover compensation to the broker-dealer of record for a pension, profit-sharing or other plan qualified under Section 401(a) or described in Section 457(b) of the Internal Revenue Code of 1986 funded by certain group annuity contracts issued by John Hancock insurance companies, when a plan participant terminates from the qualified plan and rolls over plan assets into a Contract and JH Distributors is the broker-dealer of record on that Contract. Such rollover compensation is not expected to exceed 0.50% of the average daily net asset value of such Contracts.

We may pay the qualified plan's third party administrator a $25 fee per participant rollover from such plan to the Contract for facilitating the transaction.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, registered representatives may be motivated to sell the Contracts of one issuer over another issuer or one product over another product.

You should contact your financial consultant for more information on compensation arrangements in connection with the sale and purchase of your Contract.

CONFIRMATION STATEMENTS

We will send you confirmation statements for certain transactions in your Variable Investment Options. You should carefully review these statements to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the delivery of the confirmation statement, we will deem you to have ratified the transaction. Information regarding e-delivery of confirmation statements appears under "V. Description of the Contract - Variable Investment Options and Accumulation Units - Telephone and Electronic Transactions."

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, or other obligations.

STATEMENTS OF ADDITIONAL INFORMATION

Our Statements of Additional Information provide additional information about the Contract and the Separate Accounts, including information on our history, services provided to the Separate Accounts and legal and regulatory matters. We filed the Statements of Additional Information with the SEC on the same date as this Prospectus and incorporate them herein by reference. You may obtain a copy of the current Statements of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
Statement of Additional Information
Table of Contents

General Information and History...........................................     1
Services..................................................................     1
   Independent Registered Public Accounting Firm..........................     1
   Servicing Agent........................................................     1
   Principal Underwriter..................................................     1
   Special Compensation and Reimbursement Arrangements....................     1
State Variations Regarding Recognition of Same-Sex Couples................     3
Legal and Regulatory Matters..............................................     3
Appendix A: Audited Financial Statements..................................   A-1

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A Statement of Additional Information
Table of Contents

General Information and History...........................................     1
Services..................................................................     1
   Independent Registered Public Accounting Firm..........................     1
   Servicing Agent........................................................     1
   Principal Underwriter..................................................     1
   Special Compensation and Reimbursement Arrangements....................     1
State Variations Regarding Recognition of Same-Sex Couples................     3
Legal and Regulatory Matters..............................................     3
Appendix A: Audited Financial Statements..................................   A-1

Financial Statements

The Statements of Additional Information also contain the Company's financial statements as of the years ended 2008 and 2009, and its Separate Accounts' financial statements as of the year ended 2009 (the "Financial Statements"). Our Financial Statements provide information on our financial strength as of the year ended 2009, including information on our general account assets that were available at that time to support our guarantees under the Contracts and any optional benefit Riders. The Company's general account consists of securities and other investments, the value of which may decline during periods of adverse market conditions.

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                                             Statement of Additional Information

                                                            dated August 2, 2010


                             (JOHN HANCOCK(R) LOGO)
                             JOHN HANCOCK ANNUITIES

                       Statement of Additional Information
         John Hancock Life Insurance Company (U.S.A.) Separate Account H

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment deferred variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) in all jurisdictions except New York as follows:

        PROSPECTUS ISSUED BY JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
           ( to be read with this Statement of Additional Information)
                         GIFL Rollover Variable Annuity

                    GIFL Select IRA Rollover Variable Annuity


You may obtain a copy of the Prospectus listed above by contacting us at the following addresses:

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JOHN HANCOCK ANNUITIES SERVICE CENTER   MAILING ADDRESS
164 Corporate Drive                     Post Office Box 9505
Portsmouth, NH 03801-6815               Portsmouth, NH 03802-9505
(800) 344-1029                          www.jhannuities.com

GIFL JHUSA SEP ACCT H SAI 8/10

                                Table of Contents

GENERAL INFORMATION AND HISTORY                                               1
SERVICES                                                                      1
   Independent Registered Public Accounting Firm                              1
   Servicing Agent                                                            1
   Principal Underwriter                                                      1
   Compensation                                                               1
STATE VARIATIONS REGARDING RECOGNITION OF SAME-SEX COUPLES                    2
LEGAL AND REGULATORY MATTERS                                                  3
APPENDIX A: AUDITED FINANCIAL STATEMENTS                                     A-1

                         General Information and History

John Hancock Life Insurance Company (U.S.A.) Separate Account H, (the "Separate Account") (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H) is a separate investment account of John Hancock Life Insurance Company (U.S.A.), ("we," "us," "the Company," or "John Hancock USA") (formerly, The Manufacturers Life Insurance Company (U.S.A.)). We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 38500 Woodward Avenue Bloomfield Hills, Michigan 48304. We also have an Annuities Service Center located at 601 Congress Street, Boston, Massachusetts 02210. Our ultimate parent is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

The Separate Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into the Company. As a result of this merger, the Company became the owner of all of Manulife North America's assets, including the assets of the Separate Account and assumed all of Manulife North America's obligations including those under the Contracts. The merger had no other effect on the terms and conditions of the Contracts or on your allocations among Investment Options.

Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    Services

Independent Registered Public Accounting Firm


The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and the financial statements of John Hancock Life Insurance Company (U.S.A.) Separate Account H at December 31, 2009, and for each of the two years in the period ended December 31, 2009, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


Servicing Agent

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

     -    semimonthly commission statements;

     -    monthly summaries of agent production and daily transaction reports;

     -    semiannual statements for Contract Owners; and

     -    annual Contract Owner tax reports.

We pay CSC FSG approximately $7.80 per Contract per year, plus certain other fees for the services provided.

Principal Underwriter

John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the Contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2009, 2008, and 2007 were $421,625,749, $597,650,909 and $642,866,360, respectively.

Compensation

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including Riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.


Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

           State Variations Regarding Recognition of Same-Sex Couples

The Federal Defense of Marriage Act ("DOMA") does not recognize civil unions or same-sex marriage. Therefore, the federal tax treatment available to spouses who fall within the definition of DOMA may not be available to civil union or same-sex marriage partners. However, the following table identifies the states that may, pursuant to state law, extend to civil union and same-sex marriage partners the same benefits (other than federal tax benefits) that are granted to spouses who fall within the definition of DOMA:

        STATE                 TYPE OF JURISDICTION                               RELATED RULE
        -----          -----------------------------------   -----------------------------------------------------
     California               Domestic Partnership
      Colorado          Designated Beneficiary Agreements    May recognize spouses of civil unions from other
                                                             jurisdictions
     Connecticut                  Civil Union,
                                Same-Sex Marriage
District of Columbia          Domestic Partnership
                                Same-Sex Marriage
       Hawaii          Reciprocal Beneficiary Relationship
        Iowa                    Same-Sex Marriage
        Maine                 Domestic Partnerships
      Maryland                Domestic Partnership           Also recognizes spouses of same-sex marriages who
                                                             were married in another jurisdiction
    Massachusetts               Same-Sex Marriage
       Nevada                 Domestic Partnership
    New Hampshire               Same-Sex Marriage
     New Jersey                   Civil Union,               Also recognizes spouses of civil unions who were
                              Domestic Partnership           married in another jurisdiction
      New York                         --                    Recognizes spouses of civil unions and same-sex
                                                             marriages who were married in another jurisdiction
       Oregon                 Domestic Partnership
    Rhode Island              Domestic Partnership           Recognizes spouses of civil unions and same-sex
                                                             marriages who were married in another jurisdiction
       Vermont                  Same-Sex Marriage
     Washington               Domestic Partnership
      Wisconsin               Domestic Partnerships

The table above is current only as of the date of this Statement of Additional Information. Please consult with your own qualified tax advisor for information on: (1) how federal tax rules may affect Contracts where civil union or same-sex marriage partners either singularly or jointly own the Contract, or are designated Annuitant(s), Beneficiary(ies) and/or Covered Person(s); and (2) your state's regulations regarding civil unions and same-sex marriages.

                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

     -    the Separate Account; or

     - the ability of the principal underwriter to perform its contract with the Separate Account; or

     - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

                    APPENDIX A: Audited Financial Statements

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Life Insurance Company (U.S.A.)
Years Ended December 31, 2009, 2008, and 2007

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm..................    F-2
Audited Consolidated Financial Statements
   Consolidated Balance Sheets-
   As of December 31, 2009 and 2008......................................    F-3
   Consolidated Statements of Operations-
   For the Years Ended December 31, 2009, 2008, and 2007.................    F-5
   Consolidated Statements of Changes in Shareholder's Equity and
   Comprehensive Income (Loss)-
   For the Years Ended December 31, 2009, 2008, and 2007.................    F-6
   Consolidated Statements of Cash Flows-
   For the Years Ended December 31, 2009, 2008, and 2007.................    F-9
   Notes to Consolidated Financial Statements............................   F-11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
John Hancock Life Insurance Company (U.S.A.)

We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company (U.S.A.) ("the Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company (U.S.A.) at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2009 the Company changed their method of accounting and reporting for other-than-temporary impairments on debt securities, in 2008 the Company changed their method of accounting and reporting for certain assets to a fair value measurement approach, and in 2007 the Company changed their method of accounting for income tax related cash flows generated by investments in leveraged leases.

                                    /s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 7, 2010

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                           CONSOLIDATED BALANCE SHEETS

                                                                             DECEMBER 31,
                                                                         -------------------
                                                                           2009       2008
                                                                         --------   --------
                                                                            (IN MILLIONS)
ASSETS
   Investments
   Fixed maturities:
      Available-for-sale--at fair value
      (amortized cost: 2009--$55,386; 2008--$53,112) .................   $ 55,581   $ 49,547
      Held-for-trading--at fair value
      (cost: 2009--$1,231; 2008--$1,228) .............................      1,208      1,057
   Equity securities:
      Available-for-sale--at fair value
      (cost: 2009--$489; 2008--$726) .................................        558        616
   Mortgage loans on real estate .....................................     12,623     12,472
   Investment real estate, agriculture, and timber ...................      3,084      2,983
   Policy loans ......................................................      4,949      4,918
   Short-term investments ............................................      3,973      3,670
   Other invested assets .............................................      3,417      3,295
                                                                         --------   --------
      Total Investments ..............................................     85,393     78,558
   Cash and cash equivalents .........................................      4,915      4,850
   Accrued investment income .........................................        896        913
   Goodwill ..........................................................      3,053      3,053
   Value of business acquired ........................................      2,171      2,564
   Deferred policy acquisition costs and deferred sales inducements ..      9,565      9,846
   Amounts due from and held for affiliates ..........................      3,828      3,035
   Intangible assets .................................................      1,294      1,308
   Reinsurance recoverable ...........................................     10,171      9,418
   Derivative asset ..................................................      2,142      6,129
   Other assets ......................................................      1,680      1,560
   Separate account assets ...........................................    122,466     92,058
                                                                         --------   --------
      TOTAL ASSETS ...................................................   $247,574   $213,292
                                                                         ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                       DECEMBER 31,
                                                                                   -------------------
                                                                                     2009       2008
                                                                                   --------   --------
                                                                                      (IN MILLIONS)
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
   Future policy benefits ......................................................   $ 78,478   $ 76,249
   Policyholders' funds ........................................................      9,125     10,785
   Unearned revenue ............................................................      2,615      2,458
   Unpaid claims and claim expense reserves ....................................      1,303        890
   Policyholder dividends payable ..............................................        619        637
   Amounts due to affiliates ...................................................      3,714      2,554
   Short-term debt .............................................................          6          4
   Long-term debt ..............................................................        484        483
   Consumer notes ..............................................................      1,205      1,600
   Current income tax payable ..................................................        232        282
   Deferred income tax liability ...............................................      1,755        682
   Coinsurance funds withheld ..................................................      4,359      4,263
   Derivative liability ........................................................      2,629      3,112
   Other liabilities ...........................................................      3,008      3,956
   Separate account liabilities ................................................    122,466     92,058
                                                                                   --------   --------
      Total Liabilities ........................................................    231,998    200,013
COMMITMENTS, GUARANTEES, CONTINGENCIES, AND LEGAL PROCEEDINGS (NOTE 11)
SHAREHOLDER'S EQUITY
   Preferred stock ($1.00 par value; 50,000,000 shares authorized;
      100,000 shares issued and outstanding at December 31, 2009 and 2008) .....         --         --
   Common stock ($1.00 par value; 50,000,000 shares authorized; 4,728,938
      shares issued and outstanding at December 31, 2009 and 2008) .............          5          5
   Additional paid-in capital ..................................................     12,427     12,412
   Retained earnings ...........................................................      2,822      1,765
   Accumulated other comprehensive income (loss) ...............................        129     (1,086)
                                                                                   --------   --------
      Total John Hancock Life Insurance Company (U.S.A.) Shareholder's Equity ..     15,383     13,096
   Noncontrolling interests ....................................................        193        183
                                                                                   --------   --------
      Total Shareholder's Equity ...............................................     15,576     13,279
                                                                                   --------   --------
      TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY ...............................   $247,574   $213,292
                                                                                   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         YEARS ENDED DECEMBER 31,
                                                                       ---------------------------
                                                                         2009      2008      2007
                                                                       -------   -------   -------
                                                                              (IN MILLIONS)
REVENUES
   Premiums ........................................................   $ 3,946   $    81   $ 3,707
   Fee income ......................................................     3,561     3,427     4,449
   Net investment income ...........................................     4,346     4,441     4,839
   Net realized investment and other (losses) gains:
      Total other-than-temporary impairment losses .................      (754)   (1,767)     (386)
      Portion of loss recognized in other comprehensive income .....        91        --        --
                                                                       -------   -------   -------
      Net impairment losses recognized in earnings .................      (663)   (1,767)     (386)
      Other net realized investment and other (losses) gains .......    (1,174)    1,544       693
                                                                       -------   -------   -------
   Total net realized investment and other (losses) gains ..........    (1,837)     (223)      307
   Other revenue ...................................................        46        62        68
                                                                       -------   -------   -------
         Total revenues ............................................    10,062     7,788    13,370
BENEFITS AND EXPENSES
   Benefits to policyholders .......................................     4,558     4,771     6,854
   Policyholder dividends ..........................................       918       939       942
   Amortization of deferred policy acquisition costs, deferred
      sales inducements, and value of business acquired ............     1,211      (336)      751
   Other operating costs and expenses ..............................     3,071     3,064     2,649
                                                                       -------   -------   -------
         Total benefits and expenses ...............................     9,758     8,438    11,196
                                                                       -------   -------   -------
Income (loss) before income taxes ..................................       304      (650)    2,174
Income tax (benefit) expense .......................................        (7)     (339)      652
                                                                       -------   -------   -------
Net income (loss) ..................................................       311      (311)    1,522
Less: Net (loss) income attributable to noncontrolling interests ...       (16)       16        32
                                                                       -------   -------   -------
Net income (loss) attributable to John Hancock Life Insurance
   Company (U.S.A.) ................................................   $   327   $  (327)  $ 1,490
                                                                       =======   =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
                     EQUITY AND COMPREHENSIVE INCOME (LOSS)

                                                                            TOTAL JOHN
                                                                            HANCOCK LIFE
                                                                             INSURANCE
                                                              ACCUMULATED     COMPANY
                                         ADDITIONAL              OTHER        (U.S.A.)                      TOTAL
                                 CAPITAL   PAID-IN  RETAINED COMPREHENSIVE SHAREHOLDER'S NONCONTROLLING SHAREHOLDER'S   OUTSTANDING
                                  STOCK    CAPITAL  EARNINGS INCOME (LOSS)     EQUITY       INTERESTS       EQUITY        SHARES
                                 ------- ---------- -------- ------------- ------------- -------------- ------------- --------------
                                                     (IN MILLIONS, EXCEPT FOR SHARES OUTSTANDING)                     (IN THOUSANDS)
BALANCE AT JANUARY 1, 2007, as
   previously reported after
   giving retroactive effect to
   the Merger (Note 1) .........    $5     $11,896   $2,283      $  916       $15,100         $133         $15,233         4,829
Comprehensive income:
   Net income ..................                      1,490                     1,490           32           1,522
   Other comprehensive income,
      net of tax:
      Net unrealized investment
         gains .................                                    100           100                          100
      Foreign currency
         translation
         adjustment ............                                     (4)           (4)                          (4)
      Pension and postretirement
         benefits:
         Change in prior service
            cost ...............                                     24            24                           24
         Change in net actuarial
            gain ...............                                     (8)           (8)                          (8)
      Cash flow hedges .........                                     55            55                           55
                                                                              -------         ----         -------
Comprehensive income ...........                                                1,657           32           1,689
Adoption of ASC 840 (Note 1) ...                       (133)                     (133)                        (133)
Transfer of invested assets with
   affiliates ..................                10                                 10                           10
Share-based payments ...........                20                                 20                           20
Contributions from
   noncontrolling interests ....                                                                22              22
Distributions to noncontrolling
   interests ...................                                                               (44)            (44)
Dividends paid to Parent .......                       (594)                     (594)                        (594)
                                   ---     -------   ------      ------       -------         ----         -------         -----
BALANCE AT DECEMBER 31, 2007 ...    $5     $11,926   $3,046      $1,083       $16,060         $143         $16,203         4,829
                                   ===     =======   ======      ======       =======         ====         =======         =====

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
              EQUITY AND COMPREHENSIVE INCOME (LOSS) - (CONTINUED)

                                                                            TOTAL JOHN
                                                                            HANCOCK LIFE
                                                                             INSURANCE
                                                              ACCUMULATED     COMPANY
                                         ADDITIONAL              OTHER        (U.S.A.)                      TOTAL
                                 CAPITAL   PAID-IN  RETAINED COMPREHENSIVE SHAREHOLDER'S NONCONTROLLING SHAREHOLDER'S   OUTSTANDING
                                  STOCK    CAPITAL  EARNINGS INCOME (LOSS)     EQUITY       INTERESTS       EQUITY        SHARES
                                 ------- ---------- -------- ------------- ------------- -------------- ------------- --------------
                                                     (IN MILLIONS, EXCEPT FOR SHARES OUTSTANDING)                     (IN THOUSANDS)
BALANCE AT JANUARY 1, 2008 .....    $5     $11,926   $3,046     $ 1,083       $16,060         $143         $16,203         4,829
Comprehensive (loss) income:
   Net (loss) income ...........                       (327)                     (327)          16            (311)
      Other comprehensive loss,
         net of tax:
      Net unrealized investment
         losses ................                                 (2,534)       (2,534)                      (2,534)
      Foreign currency
         translation
         adjustment ............                                    (23)          (23)                         (23)
      Pension and postretirement
         benefits:
         Change in prior service
            cost ...............                                     (1)           (1)                          (1)
         Change in net actuarial
            loss ...............                                   (666)         (666)                        (666)
      Cash flow hedges .........                                  1,055         1,055                        1,055
                                                                              -------         ----         -------
Comprehensive (loss) income ....                                               (2,496)          16          (2,480)
Adoption of ASC 825 (Note 1) ...                          7                         7                            7
Adoption of ASC 715 (Note 1) ...                         (1)                       (1)                          (1)
Share-based payments ...........                 9                                  9                            9
Contributions from
   noncontrolling interests ....                                                                62              62
Distributions to noncontrolling
   interests ...................                                                               (38)            (38)
Capital contribution from
   Parent ......................               477                                477                          477
Dividends paid to Parent .......                       (960)                     (960)                        (960)
                                   ---     -------   ------     -------       -------         ----         -------         -----
BALANCE AT DECEMBER 31, 2008 ...    $5     $12,412   $1,765     $(1,086)      $13,096         $183         $13,279         4,829
                                   ===     =======   ======     =======       =======         ====         =======         =====

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S
              EQUITY AND COMPREHENSIVE INCOME (LOSS) - (CONTINUED)

                                                                            TOTAL JOHN
                                                                            HANCOCK LIFE
                                                                             INSURANCE
                                                              ACCUMULATED     COMPANY
                                         ADDITIONAL              OTHER        (U.S.A.)                      TOTAL
                                 CAPITAL   PAID-IN  RETAINED COMPREHENSIVE SHAREHOLDER'S NONCONTROLLING SHAREHOLDER'S   OUTSTANDING
                                  STOCK    CAPITAL  EARNINGS INCOME (LOSS)     EQUITY       INTERESTS       EQUITY        SHARES
                                 ------- ---------- -------- ------------- ------------- -------------- ------------- --------------
                                                     (IN MILLIONS, EXCEPT FOR SHARES OUTSTANDING)                     (IN THOUSANDS)
BALANCE AT JANUARY 1, 2009 .....    $5     $12,412   $1,765     $(1,086)      $13,096         $183         $13,279         4,829
Comprehensive income (loss):
   Net income (loss) ...........                        327                       327          (16)            311
      Other comprehensive
         income, net of tax:
      Net unrealized investment
         gains .................                                  2,916         2,916                        2,916
      Foreign currency
         translation
         adjustment ............                                      5             5                            5
      Pension and postretirement
         benefits:
         Change in prior service
            cost ...............                                     (2)           (2)                          (2)
         Change in net actuarial
            loss ...............                                     60            60                           60
         Net unrealized gain on
            split-dollar life
            insurance benefit ..                                      2             2                            2
      Cash flow hedges .........                                 (1,005)       (1,005)                      (1,005)
                                                                              -------         ----         -------
Comprehensive income (loss) ....                                                2,303          (16)          2,287
Adoption of ASC 320 (Note 1) ...                        730        (761)          (31)                         (31)
Share-based payments ...........                 8                                  8                            8
Contributions from
   noncontrolling interests ....                                                                39              39
Distributions to noncontrolling
   interests ...................                                                               (13)            (13)
Capital contribution from
   Parent ......................                 7                                  7                            7
                                   ---     -------   ------     -------       -------         ----         -------         -----
BALANCE AT DECEMBER 31, 2009 ...    $5     $12,427   $2,822     $   129       $15,383         $193         $15,576         4,829
                                   ===     =======   ======     =======       =======         ====         =======         =====

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED DECEMBER 31
                                                                                  ------------------------------
                                                                                    2009       2008       2007
                                                                                  --------   --------   --------
                                                                                           (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) .............................................................   $    311   $   (311)  $  1,522
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Amortization of premiums and accretion of discounts associated with
      investments, net ........................................................        153        168        296
   Net realized investment and other losses (gains) ...........................      1,837        223       (307)
   Amortization of deferred policy acquisition costs, deferred sales
      inducements, and value of business acquired .............................      1,211       (336)       751
   Capitalization of deferred policy acquisition costs and deferred sales
      inducements .............................................................     (1,642)    (2,009)    (1,974)
   Depreciation and amortization ..............................................        134        129        125
   Net cash flows from trading securities .....................................       (151)        46         --
   Decrease (increase) in accrued investment income ...........................         17         12        (68)
   (Increase) decrease in other assets and other liabilities, net .............       (885)     2,030      1,159
   (Decrease) increase in policyholder liabilities and accruals, net ..........       (143)     4,178      3,256
   Increase in deferred income taxes ..........................................         29        114        443
                                                                                  --------   --------   --------
Net cash provided by operating activities .....................................        871      4,244      5,203
CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of:
      Fixed maturities ........................................................     11,418     10,428     15,561
      Equity securities .......................................................      1,022        422      1,453
      Real estate .............................................................          2          7         29
      Other invested assets ...................................................         71        884        646
   Maturities, prepayments, and scheduled redemptions of:
      Fixed maturities ........................................................      2,101      2,318      2,235
      Mortgage loans on real estate ...........................................      2,112      2,056      3,428
      Other invested assets ...................................................        234         --         --
   Purchases of:
      Fixed maturities ........................................................    (14,722)   (12,491)   (18,035)
      Equity securities .......................................................       (733)      (288)      (555)
      Real estate .............................................................       (151)      (233)      (201)
      Other invested assets ...................................................       (578)    (1,056)    (1,056)
   Mortgage loans on real estate issued .......................................     (2,467)    (2,627)    (2,766)
   (Issuance) repayments of notes receivable from affiliates ..................        (11)      (755)        43
   Net purchases of short-term investments ....................................       (303)      (944)    (1,997)
   Other, net .................................................................        716        692        (61)
                                                                                  --------   --------   --------
Net cash used in investing activities .........................................     (1,289)    (1,587)    (1,276)

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                  ---------------------------
                                                                                    2009      2008      2007
                                                                                  -------   -------   -------
                                                                                         (IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital contribution from Parent ...........................................   $     7   $   477   $    --
   Dividends paid to Parent ...................................................        --      (500)     (594)
   Increase (decrease) in amounts due to affiliates ...........................     1,425      (964)      507
   Universal life and investment-type contract deposits .......................     7,547     7,375     4,964
   Universal life and investment-type contract maturities and
      withdrawals .............................................................    (5,287)   (7,948)   (6,580)
   Net transfers to separate accounts from policyholders' funds ...............    (2,593)   (1,918)     (844)
   Excess tax benefits related to share-based payments ........................         8         2        17
   Repayments of consumer notes, net ..........................................      (395)     (557)     (297)
   Issuance of long-term debt .................................................         1         2         1
   Repayments of short-term debt ..............................................        --        --      (477)
   Repayments of long-term debt ...............................................        --        (6)       (2)
   Unearned revenue on financial reinsurance ..................................       (44)    1,592      (149)
   Net reinsurance recoverable ................................................      (186)     (125)      (35)
                                                                                  -------   -------   -------
Net cash provided by (used in) financing activities ...........................       483    (2,570)   (3,489)
                                                                                  -------   -------   -------
Net increase in cash and cash equivalents .....................................        65        87       438
Cash and cash equivalents at beginning of year ................................     4,850     4,763     4,325
                                                                                  -------   -------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR ......................................   $ 4,915   $ 4,850   $ 4,763
                                                                                  =======   =======   =======
NON-CASH FINANCING ACTIVITIES DURING THE YEAR:
Dividend of note receivable to Parent .........................................   $    --   $  (460)  $    --

The accompanying notes are an integral part of these consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS. John Hancock Life Insurance Company (U.S.A.) ("JHUSA" or the "Company") is a wholly-owned subsidiary of The Manufacturers Investment Corporation ("MIC"). MIC is a wholly-owned subsidiary of John Hancock Holdings (Delaware) LLC ("JHHLLC"), which is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI, in turn, is a wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded life insurance company.

The Company provides a wide range of insurance and investment products to both individual and institutional customers located primarily in the United States. These products, including individual life insurance, individual and group fixed and variable annuities, individual and group long-term care insurance, and mutual funds, are sold through an extensive network of agents, securities dealers, and other financial institutions. The Company also offers investment management services with respect to the Company's separate account assets and to mutual funds and institutional customers. The Company is licensed in forty-nine states.

On December 31, 2009, John Hancock Life Insurance Company ("JHLICO"), which was a wholly-owned subsidiary of John Hancock Financial Services, Inc. ("JHFS"), and John Hancock Variable Life Insurance Company ("JHVLICO"), which was a wholly-owned subsidiary of JHLICO, merged with and into JHUSA. As a result of the merger, JHLICO and JHVLICO ceased to exist, and the companies' property and obligations became the property and obligations of JHUSA.

Below is a summary of the individual and consolidated revenues and net income
(loss) for JHUSA and JHLICO for the years ended December 31, 2009, 2008, and 2007. Amounts for the prior years have been restated to include financial results for JHLICO and JHVLICO.

                                 2009, PRIOR TO MERGER
                       -----------------------------------------
                       JOHN HANCOCK LIFE                                           2009
                       INSURANCE COMPANY     JOHN HANCOCK LIFE     -------------------------------------
(IN MILLIONS)               (U.S.A.)       INSURANCE COMPANY (1)   MERGER ADJUSTMENTS (2)   CONSOLIDATED
-------------          -----------------   ---------------------   ----------------------   ------------
Revenues ...........        $4,493                $5,692                    $(123)             $10,062
Net income (loss) ..        $  911                $ (573)                   $ (27)             $   311

                              2008, AS PREVIOUSLY REPORTED
                       -----------------------------------------
                       JOHN HANCOCK LIFE                                            2008
                       INSURANCE COMPANY     JOHN HANCOCK LIFE     -------------------------------------
(IN MILLIONS)               (U.S.A.)       INSURANCE COMPANY (1)   MERGER ADJUSTMENTS (2)   CONSOLIDATED
-------------          -----------------   ---------------------   ----------------------   ------------
Revenues............        $5,512                $2,618                    $(342)             $7,788
Net loss............        $  (38)               $ (304)                   $  31              $ (311)

                              2007, AS PREVIOUSLY REPORTED
                       -----------------------------------------
                       JOHN HANCOCK LIFE                                            2007
                       INSURANCE COMPANY     JOHN HANCOCK LIFE     -------------------------------------
(IN MILLIONS)               (U.S.A.)       INSURANCE COMPANY (1)   MERGER ADJUSTMENTS (2)   CONSOLIDATED
-------------          -----------------   ---------------------   ----------------------   ------------
Revenues............        $5,636                $7,843                    $(109)             $13,370
Net income..........        $  719                $  771                    $  32              $ 1,522

(1)  Includes the results of JHVLICO.

(2) Represents the elimination of significant intercompany transactions, reclassifications to conform to the current year presentation, and the impact of retroactive accounting changes.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

On December 31, 2009, JHFS, which was a wholly-owned subsidiary of JHHLLC, merged with and into MIC. As a result of the merger, JHFS ceased to exist, and the company's property and obligations became the property and obligations of MIC.

On December 31, 2009, Manulife Holdings (Delaware) LLC ("MHDLLC"), which was the parent company of MIC, merged with and into JHHLLC. As a result of the merger, MHDLLC ceased to exist, and the company's property and obligations became the property and obligations of JHHLLC.

BASIS OF PRESENTATION. The accompanying consolidated financial statements of the Company give effect to the merger of JHUSA with JHLICO and JHVLICO, which is reflected in JHUSA's audited consolidated financial statements for the year ended December 31, 2009, as a merger of entities under common control.

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. Partnerships, joint venture interests, and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets. All significant intercompany transactions and balances have been eliminated. For further discussion regarding VIEs, see Note 3 - Relationships with Variable Interest Entities.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

INVESTMENTS. The Company classifies its fixed maturity securities, other than leveraged leases, as either available-for-sale or held-for-trading and records these securities at fair value. Unrealized investment gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of policyholder related amounts and deferred income taxes. Unrealized investment gains and losses related to held-for-trading securities are reflected in net realized investment and other gains (losses). Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for other-than-temporary impairments, amortization of premiums, and accretion of discounts to maturity. Amortization of premiums and accretion of discounts are included in net investment income. The Company recognizes an impairment loss only when management does not expect to recover the amortized cost of the security.

The Company classifies its leveraged leases as fixed maturity securities and calculates their carrying value by accruing income at their expected internal rate of return.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Equity securities include common stock and preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized investment gains and losses are reflected in shareholder's equity, as described above for available-for-sale fixed maturity securities. Equity securities that do not have readily determinable fair values are carried at cost and are included in other invested assets. The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. The Company considers its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its value. Dividends are recorded as income on the ex-dividend date.

Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premiums or accretion of discounts, less an allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. The valuation allowance established as a result of impairment is based on

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if higher and the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in net investment income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral's fair value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, agriculture, and timber, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate, agriculture, and timber is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Policy loans are carried at unpaid principal balances.

Short-term investments, which include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase, are reported at fair value.

Net realized investment and other gains (losses), other than those related to separate accounts for which the Company does not bear the investment risk, are determined on a specific identification method and are reported net of amounts credited to participating contract holder accounts.

DERIVATIVE FINANCIAL INSTRUMENTS. Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices, or indices. The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices and also to manage the duration of assets and liabilities. All derivative instruments are carried on the Company's Consolidated Balance Sheets at fair value.

In certain cases, the Company uses hedge accounting by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, any changes in fair value of the derivative instruments, as well as the offsetting changes in fair value of the hedged items, are recorded in net realized investment and other gains (losses). Basis adjustments are amortized into income through net realized investment and other gains (losses).

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income and then reclassified into income when the hedged item affects income. When a cash flow hedge is terminated, the effective portion of the accumulated derivative gain or loss continues to be reported in accumulated other comprehensive income and then is reclassified into income when the hedged item affects income. If it is determined that the forecasted transaction is no longer probable, the balance remaining in accumulated other comprehensive income is immediately recognized in earnings.

Hedge effectiveness is assessed quarterly using a variety of techniques, including regression analysis and cumulative dollar offset. When it is determined that a derivative is not effective as a hedge, the Company discontinues hedge accounting. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the risk in the hedged item.

In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors and swaptions), the premium is amortized into net investment income over the term of the derivative instrument. The change in fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not non-qualifying hedges are included in net realized investment and other gains (losses).

The Company is a party to financial instruments that may contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether bifurcation is required. If it is determined that the terms of the

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

embedded derivative are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract. Embedded derivatives are carried at fair value with changes in fair value reported in net realized investment and other gains (losses) for derivatives embedded in investment securities and reinsurance contracts or benefits to policyholders for the reinsurance recoverable related to guaranteed minimum income benefits and certain separate account guarantees related to guaranteed minimum withdrawal benefits.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

GOODWILL, VALUE OF BUSINESS ACQUIRED, AND OTHER INTANGIBLE ASSETS. On April 28, 2004 (the "acquisition date"), MFC acquired JHFS and its subsidiaries, including JHLICO and JHVLICO, which was accounted for using the purchase method of accounting. The allocation of purchase consideration resulted in the recognition of goodwill, value of business acquired ("VOBA"), and other intangible assets as of the acquisition date.

Goodwill recorded on the Company's Consolidated Balance Sheets represents primarily the excess of the cost over the fair value of identifiable net assets acquired by MFC.

VOBA is the present value of estimated future profits of insurance policies in-force related to businesses acquired by MFC. The Company amortizes VOBA using the same methodology and assumptions used to amortize deferred policy acquisition costs ("DAC") and tests for recoverability at least annually.

Other intangible assets include brand name, investment management contracts (fair value of the investment management relationships between the Company and the mutual funds managed by the Company), distribution networks, and other investment management contracts (institutional investment management contracts managed by the Company's investment management subsidiaries) recognized at the acquisition date. Brand name and investment management contracts are not subject to amortization. Distribution networks and other investment management contracts are amortized over their respective estimated lives in other operating costs and expenses.

The Company tests goodwill, brand name, and investment management contracts for impairment at least annually, or more frequently if circumstances indicate impairment may have occurred. Distribution networks and other investment contracts are reviewed for impairment only upon the occurrence of certain triggering events. An impairment is recorded whenever an intangible asset's fair value is deemed to be less than its carrying value.

DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS. DAC are costs that vary with, and are related primarily to, the production of new business and have been deferred to the extent that they are deemed recoverable. Such costs include sales commissions, certain policy issuance and underwriting costs, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of DAC at least annually.

DAC related to participating traditional life insurance is amortized over the life of the policies at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the policies. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve, and expected annual policyholder dividends. For annuity, universal life insurance, and investment-type products, DAC and unearned revenue are amortized generally in proportion to the change in present value of expected gross profits arising principally from surrender charges, investment results, including realized gains (losses), and mortality and expense margins. DAC amortization is adjusted retrospectively when estimates are revised. For annuity, universal life insurance, and investment-type products, the DAC asset is adjusted for the impact of unrealized gains (losses) on investments as if these gains (losses) had been realized, with corresponding credits or charges included in accumulated other comprehensive income.

DAC related to non-participating traditional life and long-term care insurance is amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company offers sales inducements, including enhanced crediting rates or bonus payments, to contract holders on certain of its individual and group annuity products. The Company defers sales inducements and amortizes them over the life of the underlying contracts using the same methodology and assumptions used to amortize DAC.

REINSURANCE. Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Consolidated Statements of Operations reflect premiums, benefits, and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its contract holders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

SEPARATE ACCOUNT ASSETS AND LIABILITIES. Separate account assets and liabilities reported on the Company's Consolidated Balance Sheets represent funds that are administered and invested by the Company to meet specific investment objectives of contract holders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value, and separate account liabilities are set equal to the fair value of the separate account assets. Deposits, surrenders, net investment income, net realized investment and other gains (losses), and the related liability changes of separate accounts are offset within the same line item in the Consolidated Statements of Operations. Fees charged to contract holders, principally mortality, policy administration, investment management, and surrender charges, are included in the revenues of the Company.

FUTURE POLICY BENEFITS AND POLICYHOLDERS' FUNDS. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. The net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the policies. Participating business represented 38% and 41% of the Company's traditional life net insurance in-force at December 31, 2009 and 2008, respectively, and 81%, 85%, and 91% of the Company's traditional life net insurance premiums for the years ended December 31, 2009, 2008, and 2007, respectively.

Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders' fund balances and after annuitization are equal to the present value of expected future payments.

For payout annuities in loss recognition, future policy benefits are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net realized investment and other gains (losses) associated with the underlying assets.

Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, and interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management.

For non-participating traditional life insurance policies and reinsurance policies, future policy benefits are estimated using a net level premium method based upon actuarial assumptions as to mortality, persistency, interest, and expenses established at the policy issue or acquisition date. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation.

Policyholders' funds for universal life insurance, individual and group annuities, and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the total of the policyholder account values before surrender charges, additional reserves established to adjust for lower market interest rates as of the acquisition date, and additional reserves established on certain guarantees offered in certain investment-type products. Policyholder account values include deposits plus credited interest or change in investment value less expense and mortality fees, as applicable, and withdrawals. Policy benefits are charged to expense and include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Components of policyholders' funds were as follows:

                                                          DECEMBER 31,
                                                        ----------------
                                                         2009      2008
                                                        ------   -------
                                                          (IN MILLIONS)
Guaranteed investment contracts......................   $  948   $ 1,057
Funding agreements...................................    1,753     3,644
Other investment-type products.......................    1,976     1,975
                                                        ------   -------
   Total liabilities for investment-type products....    4,677     6,676
Individual and group annuities.......................    2,124     1,948
Universal life and other.............................    2,324     2,161
                                                        ------   -------
Total policyholders' funds...........................   $9,125   $10,785
                                                        ======   =======

Included in funding agreements at December 31, 2009 and 2008, are $1,753 million and $3,502 million, respectively, of funding agreements purchased from the Company by special purpose entities ("SPEs"), which in turn issued medium-term notes to global investors that are non-recourse to the Company. The SPEs are not consolidated in the Company's consolidated financial statements.

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves, and expenses are reviewed on a regular basis and adjusted as necessary. Any changes in estimates are reflected in current earnings.

POLICYHOLDER DIVIDENDS. Policyholder dividends for the closed blocks are approved annually by the Company's Board of Directors. The aggregate amount of policyholder dividends is calculated based upon actual interest, mortality, morbidity, persistency, and expense experience for the year as appropriate, as well as management's judgment as to the proper level of statutory surplus to be retained by the Company. For policies included in the JHUSA closed block, expense experience is included in determining policyholder dividends. Expense experience is not included for policies included in the JHLICO closed block. For additional information on the closed blocks, see Note 6 -- Closed Blocks.

REVENUE RECOGNITION. Premiums from participating and non-participating traditional life insurance, annuity policies with life contingencies, and reinsurance contracts are recognized as revenue when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Premiums from long-term care insurance contracts are recognized as income when due.

Deposits related to universal life and investment-type products are credited to policyholders' account balances. Revenues from these contracts, as well as annuities, consist of amounts assessed against policyholders' account balances for mortality, policy administration, and surrender charges and are recorded in fee income in the period in which the services are provided.

Fee income also includes advisory fees, broker-dealer commissions and fees, and administration service fees. Such fees and commissions are recognized in the period in which services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income when received. Selling commissions paid to the selling broker-dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods ranging from one to six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

SHARE-BASED PAYMENTS. The Company recognizes the costs resulting from share-based payment transactions with employees in its consolidated financial statements utilizing a fair value-based measurement method.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Certain Company employees are provided compensation in the form of stock options, deferred share units, and restricted share units in MFC. The fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units and the intrinsic fair value of the restricted share units granted by MFC to Company employees are recognized in the accounts of the Company over the vesting periods of the units. The share-based payments are a legal obligation of MFC, but in accordance with U.S. GAAP, are recorded in the accounts of the Company in other operating costs and expenses.

The Company reports the benefits of tax deductions in excess of recognized compensation cost as a financing cash flow item.

INCOME TAXES. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

FOREIGN CURRENCY. Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates as of the balance sheet date. Revenues and expenses are translated using the average exchange rates during the year. The resulting net translation adjustments for each year are included in accumulated other comprehensive income. Gains or losses on foreign currency transactions are reflected in earnings.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification

Effective July 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification(TM) and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162," and FASB Accounting Standards Update ("ASU") No. 2009-01, "Topic 105- Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 - The FASB Accounting Standards Codification(TM) and the Hierarchy of Generally Accepted Accounting Principles."

FASB Accounting Standards Codification (TM) ("ASC") Topic 105 establishes the FASB Accounting Standards Codification(TM) as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and to supersede all previous U.S. GAAP literature. Adoption of the ASC had no effect on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations, as it did not change U.S. GAAP principles.

Fair Value Measurements

Effective December 31, 2009, the Company adopted ASU No. 2009-12, "Fair Value Measurements and Disclosures - Investment in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)." This amendment to ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"), allows entities to use the net asset value of certain investments when determining fair value, provided certain criteria are met. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective December 31, 2009, the Company adopted ASU No. 2009-05, "Measuring Liabilities at Fair Value." This amendment to ASC 820 simplifies, in certain instances, the assessment of fair value of a liability. This amendment, when applicable, allows the use of the fair value of the instrument associated with the liability when it is traded as an asset as a proxy for its fair value as a liability, given inherent difficulties in measuring the fair value of such liabilities directly. The fair value of the liability is not adjusted to reflect any restrictions on its transfer. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective April 1, 2009, the Company adopted FASB Staff Position ("FSP") No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," which is now incorporated into ASC 820. This accounting guidance carries forward and elaborates on previous fair value concepts. The fair value of an asset or liability continues to be the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date under then current market conditions. ASC 820 provides indicators of when a transaction is considered disorderly and elaborates on how

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

to determine the fair value of a financial instrument if such conditions exist. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which is now incorporated into ASC 820. This pronouncement provided additional guidance on determining fair values of illiquid securities. This guidance was immediately effective, retroactive to prior reporting periods for which financial statements had not yet been issued. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective January 1, 2008, the Company adopted FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which is now incorporated into ASC 820. This guidance provides a scope exception for applying Statement of Financial Accounting Standards No. 157, "Fair Value Measurements ("SFAS No. 157")," fair value methodologies to the evaluation criteria on lease classification or measurement. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective January 1, 2008, the Company adopted SFAS No. 157, which is now incorporated into ASC 820. This guidance provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements.

ASC 820 requires, among other things, an exit value approach for valuing assets and liabilities, using the best available information about what a market would bear. The exit value approach focuses on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Exit values for liabilities should include margins for risk even if they are not observable. ASC 820 provides guidance on how to measure fair value when required under existing accounting standards. ASC 820 establishes a fair value hierarchy based on the observability of the inputs to valuation techniques used to measure fair value, sorted into three levels ("Level 1, 2, and 3") with the most observable input level being Level 1. The impact of changing valuation methods to comply with ASC 820 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $60 million, net of tax, on January 1, 2008.

Pension and Postretirement Benefit Plans

Effective December 31, 2009, the Company adopted FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," which is now incorporated into ASC Topic 715, "Compensation" ("ASC 715"). This guidance requires enhanced disclosures of the assets of the Company's pension and other postretirement benefit plans in the Company's consolidated financial statements. ASC 715 requires a narrative description of investment policies and strategies for plan assets and discussion of long-term rate of return assumptions for plan assets. ASC 715 requires application of ASC 820 style disclosures to fair values of plan assets, including disclosure of fair values of plan assets sorted by asset category and valuation levels 1, 2, and 3, with roll forward of level 3 plan assets and discussion of valuation processes used. Adoption of this guidance resulted in expanded disclosures related to the Company's pension and postretirement benefit plans, but had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements," which is now incorporated into ASC 715. This guidance requires employers to recognize a liability for the postretirement benefit related to collateral assignment split-dollar life insurance arrangements. ASC 715 also requires employers to recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The impact of adoption of this guidance was recorded directly to the beginning balance of 2008 retained earnings and reported as a change in accounting principle. Adoption of this guidance did not have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective January 1, 2008, the Company adopted EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," which is now incorporated into ASC
715. This guidance requires employers that enter into endorsement split-dollar life insurance arrangements that provide an employee with a postretirement benefit to recognize a liability for the future benefits promised based on the substantive agreement made with the employer. Whether the accrual is based on a death benefit or on the future cost of maintaining the

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

insurance depends on what the employer has effectively agreed to provide during the employee's retirement. The purchase of an endorsement-type life insurance policy does not qualify as a settlement of the liability. The impact of adoption of this guidance was recorded directly to the beginning balance of 2008 retained earnings and reported as a change in accounting principle. Adoption of this guidance did not have a material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Subsequent Events

Effective April 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 165, "Subsequent Events," which is now incorporated into ASC Topic 855, "Subsequent Events" ("ASC 855"). This guidance was retroactively amended by the FASB in February 2010 by issuance of ASU No. 2010-09, "Subsequent Events," which requires an entity which files or furnishes its financial statements with the U.S. Securities and Exchange Commission ("SEC") to evaluate subsequent events through the date that its financial statements are issued. Adoption of this guidance resulted in expanded disclosures related to subsequent events, but had no impact on the Company's Balance Sheets or Statements of Operations.

Other-Than-Temporary Impairments

Effective April 1, 2009, the Company adopted FSP No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," which is now incorporated into ASC Topic 320, "Investments - Debt and Equity Securities" ("ASC 320"). This new guidance removes the concept of "intent and ability to hold until recovery of value" associated with other-than-temporary impairment of a debt security whose fair value is less than its cost. Impairment losses should be recorded in earnings on an available-for-sale debt security only when management does not expect to recover the amortized cost of the security. For additional information regarding the Company's impairment process, see Note 2 - Investments.

The Company's adoption of this guidance required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and offset to accumulated other comprehensive income for available-for-sale debt securities and other actuarial related amounts included in other comprehensive income, and related impact on deferred policy acquisition costs, as of April 1, 2009.

As a result of adoption of ASC 320, the Company recognized an increase in retained earnings of $730 million, net of tax, on April 1, 2009 with a corresponding (decrease) increase in accumulated other comprehensive income of ($761) million, net of tax, attributable to (1) available-for-sale debt securities of ($898) million, (2) unearned revenue liability of ($5) million,
(3) deferred policy acquisition costs and deferred sales inducements of $96 million, (4) value of business acquired of $30 million, and (5) future policy benefits of $16 million. Other balance sheet items were impacted as follows: value of business acquired decreased by $36 million, deferred policy acquisition costs and deferred sales inducements decreased by $11 million, deferred income tax liability decreased by $17 million, and future policy benefits increased by $1 million.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities," which is now incorporated into ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). This guidance provides extensively expanded disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments and related hedged items. Adoption of this guidance resulted in expanded disclosures related to derivative instruments and hedging activities, but had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective December 31, 2007, the Company early adopted FSP No. FIN 39-1, "Amendment of Offsetting of Amounts Related to Certain Contracts," which is now incorporated into ASC 815. This guidance specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. The Company changed its accounting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty. This accounting policy change was applied retrospectively. Adoption of ASC 815 resulted in an increase in derivative assets equally offset by an increase in derivative liabilities at December 31, 2007 of $673 million and had no impact on the Company's Consolidated Statements of Operations.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Consolidated Financial Statements

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," which is now incorporated into ASC Topic 810, "Consolidation" ("ASC 810"). ASC 810 establishes accounting guidance for noncontrolling interests in a subsidiary and for deconsolidation of a subsidiary. Noncontrolling interests in subsidiaries are included as a separate component of shareholder's equity on the Consolidated Balance Sheets, net income attributable to both the Company's interest and the noncontrolling interests is presented separately on the Consolidated Statement of Operations, and any changes in the Company's ownership of a subsidiary, which do not result in deconsolidation, would be accounted for as transactions in the Company's own stock. Deconsolidation will typically result in the recognition of a gain or loss, with any retained noncontrolling interest measured initially at fair value. This accounting guidance was applied prospectively, except for the presentation and disclosure requirements, which were applied retrospectively. Adoption of this guidance had no measurement impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Effective December 31, 2008, the Company adopted FSP FAS No. 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," which is now incorporated into ASC 810. This guidance requires enhanced disclosures about transfers of financial assets and interests in VIEs. While the Company is not involved in securitizing financial assets, it does have significant relationships with VIEs. Adoption of this guidance resulted in expanded disclosures related to VIEs, but had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Investments

Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, "Amendments to the Impairment Guidance EITF Issue No. 99-20," which is now incorporated into ASC Topic 325, "Investments" ("ASC 325"). This guidance helps conform the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," which is also now incorporated into ASC 325, to the impairment guidance of ASC 320. This impairment guidance applies to debt securities backed by securitized financial assets ("ABS"), which are of less than high credit quality and can be contractually prepaid in a way that the investor could lose part of its investment. These securities are categorized as available-for-sale and most have fair values below their carrying values. ASC 325 allows the Company to consider its own expectations about probabilities that the ABS can and will be held until the fair values recover, while assessing whether the ABS is other-than-temporarily impaired. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is now incorporated into ASC Topic 825, "Financial Instruments" ("ASC 825"). The objective of this guidance is to enable companies to mitigate the earnings volatility caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. ASC 825 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable and can be applied on an instrument-by-instrument basis.

The Company elected to adopt ASC 825 for certain bonds classified as available-for-sale that support certain actuarial liabilities to participating policyholders. The book and market value for these bonds prior to this election were $1,307 million and $1,314 million, respectively. The amount of net unrealized gains reclassified from accumulated other comprehensive income on January 1, 2008 was $7 million. The actuarial liabilities in these products are recorded through earnings primarily based on fluctuations in the fair value of the underlying bonds. The bonds were classified as held-for-trading on the Consolidated Balance Sheet at December 31, 2008. The adoption of ASC 825 resulted in an adjustment to retained earnings of $7 million as of January 1, 2008.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Leases

Effective January 1, 2007, the Company adopted FSP No. FAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction," which is now incorporated into ASC Topic 840, "Leases" ("ASC 840"), and requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of the impact of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. This guidance cannot be retrospectively applied. Adoption of ASC 840 resulted in a charge to opening retained earnings at January 1, 2007 of $133 million, net of tax.

Income Taxes

Effective January 1, 2007, the Company adopted FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," which is now incorporated into ASC Topic 740, "Income Taxes" ("ASC 740"). This guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. ASC 740 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable; (b) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both (a) and (b). ASC 740 requires recording a cumulative effect of adoption in retained earnings as of the beginning of the year of adoption. Adoption of this guidance had no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Deferred Policy Acquisition Costs

Effective January 1, 2007, the Company adopted American Institute of Certified Public Accountants Statement of Position ("SOP") No. 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts," which is now incorporated into ASC Topic 944, "Financial Services - Insurance" ("ASC 944"). ASC 944 provides guidance on accounting for deferred policy acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred policy acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense. Adoption of this guidance had no material impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

FUTURE ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements," which amends ASC 820. This guidance adds additional requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These amendments to ASC 820 will be effective for the Company on January 1, 2010. Adoption of this guidance will result in expanded disclosures related to fair value measurements, but will have no impact on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Consolidation Accounting

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167, "Amendments to FASB Interpretation No. 46(R)," which was incorporated into ASC 810 by ASU No. 2009-17, "Consolidation - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Modifications to ASC 810 will revise the accounting principles for assessing consolidation of a VIE and include the following features:

     - A new concept of control - now defined as an entity's ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE's variability. This definition replaces the previous concept of "exposure to the majority of the VIE's variability" in determining when to consolidate another entity.

     - New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.

     - A bright line test for removal rights over an entity's decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.

     - Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, leading to consolidation by the decision maker.

     - Removal of the previous scope exception for qualifying special purpose entities.

ASC 810 retains a scope exception for consolidation by investment companies of their investments. These amendments to ASC 810 will be effective for the Company on January 1, 2010. In February 2010, the FASB issued ASU No. 2010-10, "Consolidation - Amendments for Certain Investment Funds," which deferred the effective date of these amendments for relationships with investment companies. The Company is currently evaluating the impact of adopting these amendments to ASC 810 on the Company's Consolidated Balance Sheets or Consolidated Statements of Operations.

Transfers of Financial Assets

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140," which upon its effective date will amend ASC Topic 860, "Transfers and Servicing" ("ASC 860"). ASC 860 focuses on securitization activity, and these amendments affect the transferor's derecognition principles for assets transferred. Amendments to ASC 860 eliminate the concept of qualifying special purpose entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 will not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 will strengthen the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 will require that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.

These amendments to ASC 860 will be effective on a prospective basis for transfers of financial assets occurring on or after January 1, 2010.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 2 -- INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

The Company's investments in fixed maturities and equity securities are summarized below:

                                                                                              DECEMBER 31, 2009
                                                                        ------------------------------------------------------------
                                                                                                                         OTHER-
                                                                                      GROSS       GROSS              THAN-TEMPORARY
                                                                        AMORTIZED  UNREALIZED  UNREALIZED    FAIR    IMPAIRMENTS IN
                                                                           COST       GAINS      LOSSES     VALUE       AOCI (2)
                                                                        ---------  ----------  ----------  -------  ----------------
                                                                                                (IN MILLIONS)
FIXED MATURITIES AND EQUITY SECURITIES:
   Corporate debt securities ........................................    $41,667     $1,803      $  965    $42,505       $ (98)
   Commercial mortgage-backed securities ............................      4,643         69         238      4,474          (1)
   Residential mortgage-backed securities ...........................        843          1         368        476          (8)
   Collateralized debt obligations ..................................        291         --         156        135          (1)
   Other asset-backed securities ....................................      1,238         41          37      1,242          --
   U.S. Treasury securities and obligations of U.S. government
      corporations and agencies .....................................      1,945         40          17      1,968          --
   Obligations of states and political subdivisions .................      1,533         11          53      1,491          --
   Debt securities issued by foreign governments ....................      1,214         98          34      1,278          --
                                                                         -------     ------      ------    -------       -----
   Fixed maturities .................................................     53,374      2,063       1,868     53,569        (108)
   Other fixed maturities (1) .......................................      2,012         --          --      2,012          --
                                                                         -------     ------      ------    -------       -----
   Total fixed maturities available-for-sale ........................     55,386      2,063       1,868     55,581        (108)
   Equity securities available-for-sale .............................        489         77           8        558          --
                                                                         -------     ------      ------    -------       -----
   Total fixed maturities and equity securities available-for-sale ..    $55,875     $2,140      $1,876    $56,139       $(108)
                                                                         =======     ======      ======    =======       =====

                                                                                      DECEMBER 31, 2008
                                                                        ---------------------------------------------
                                                                                      GROSS       GROSS
                                                                        AMORTIZED  UNREALIZED  UNREALIZED
                                                                           COST       GAINS      LOSSES    FAIR VALUE
                                                                        ---------  ----------  ----------  ----------
                                                                                        (IN MILLIONS)
FIXED MATURITIES AND EQUITY SECURITIES:
   Corporate debt securities ........................................    $41,297     $  856      $3,940      $38,213
   Commercial mortgage-backed securities ............................      4,852          4         620        4,236
   Residential mortgage-backed securities ...........................        635         17           1          651
   Collateralized debt obligations ..................................        272         --         100          172
   Other asset-backed securities ....................................      1,501         23         191        1,333
   U.S. Treasury securities and obligations of U.S. government
      corporations and agencies .....................................      1,276        207          --        1,483
   Obligations of states and political subdivisions .................        171          6           9          168
   Debt securities issued by foreign governments ....................      1,083        209          26        1,266
                                                                         -------     ------      ------      -------
   Fixed maturities .................................................     51,087      1,322       4,887       47,522
   Other fixed maturities (1) .......................................      2,025         --          --        2,025
                                                                         -------     ------      ------      -------
   Total fixed maturities available-for-sale ........................     53,112      1,322       4,887       49,547
   Equity securities available-for-sale .............................        726         81         191          616
                                                                         -------     ------      ------      -------
   Total fixed maturities and equity securities available-for-sale ..    $53,838     $1,403      $5,078      $50,163
                                                                         =======     ======      ======      =======

(1) The Company classifies its leveraged leases as fixed maturities and calculates their carrying value by accruing income at their expected internal rate of return.

(2) Represents the amount of other-than-temporary impairment losses in accumulated other comprehensive income ("AOCI"), which from the date of adoption of ASC 320 on April 1, 2009, were not included in earnings.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The amortized cost and fair value of available-for-sale fixed maturities at December 31, 2009, by contractual maturity, are shown below:

                                                                        AMORTIZED COST   FAIR VALUE
                                                                        --------------   ----------
                                                                               (IN MILLIONS)
FIXED MATURITIES:
Due in one year or less..............................................       $ 2,167       $ 2,182
Due after one year through five years................................        11,792        12,112
Due after five years through ten years...............................        12,409        12,928
Due after ten years..................................................        19,991        20,020
                                                                            -------       -------
                                                                             46,359        47,242
Asset-backed and mortgage-backed securities..........................         7,015         6,327
                                                                            -------       -------
   Total.............................................................       $53,374       $53,569
                                                                            =======       =======

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

FIXED MATURITIES AND EQUITY SECURITIES IMPAIRMENT REVIEW

The Company has a process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues.

At the end of each quarter, the MFC Loan Review Committee reviews all securities where market value is less than 80 percent of amortized cost for six months or more or if there is a significant unrealized loss at the balance sheet date to determine whether impairments need to be taken. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at MFC. This committee includes MFC's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other-than-temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. If the Company intends to sell, or if it is more likely than not that it will be required to sell an impaired security prior to recovery of its cost basis, the security is considered other-than-temporarily impaired, and the Company records a charge to earnings for the full amount of impairment (the difference between the current carrying amount and fair value of the security). For those securities in an unrealized loss position where the Company does not intend to sell or is not more likely than not to be required to sell, the Company determines its ability to recover the amortized cost of the security by comparing the net present value of the projected future cash flows to the amortized cost of the security. If the net present value of the cash flow is less than the security's amortized cost, then the difference is recorded as a credit loss. The difference between the estimates of the credit loss and the overall unrealized loss on the security is the non-credit-related component. The credit loss portion is charged to net realized investment and other gains (losses) on the Consolidated Statements of Operations, while the non-credit loss is charged to accumulated other comprehensive income on the Consolidated Balance Sheets.

The net present value used to determine the credit loss is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. The projection of future cash flows are subject to the same analysis the Company applies to its overall impairment evaluation process, as noted above, which incorporates security specific information such as late payments, downgrades by rating agencies, key financial ratios, financial statements, and fundamentals of the industry and geographic area in which the issuer operates, as well as overall macroeconomic conditions.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 2 -- INVESTMENTS - (CONTINUED)

The projections are estimated using assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. For mortgage-backed and asset-backed securities, cash flow estimates, including prepayment assumptions, are based on data from third-party data sources or internal estimates and are driven by assumptions regarding the underlying collateral, including default rates, recoveries, and changes in value.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other-than-temporary. These risks and uncertainties include (1) the risk that the Company's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that fraudulent information could be provided to the Company's investment professionals who determine the fair value estimates and other-than-temporary impairments; and (4) the risk that new information obtained by the Company or changes in other facts and circumstances lead it to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for both fixed maturity securities and equity securities are net of other-than-temporary impairment charges.

The following table rolls forward the amount of credit losses recognized in earnings on available-for-sale fixed maturities for which a portion of the other-than-temporary impairment was also recognized in accumulated other comprehensive income, starting with the date of adoption of ASC 320 on April 1, 2009:

CREDIT LOSSES ON AVAILABLE-FOR-SALE FIXED MATURITIES:
(IN MILLIONS)

Balance at December 31, 2008 ....................................   $  --
Additions:
Credit losses remaining in retained earnings related to
   adoption of new authoritative guidance on April 1, 2009 ......     726
Credit losses for which an other-than-temporary impairment
   was not previously recognized ................................     159
Credit losses for which an other-than-temporary impairment
   was previously recognized ....................................      15
Deletions:
Amounts related to sold, matured, or paid down available-for-sale
   fixed maturities .............................................    (539)
                                                                    -----
Balance at December 31, 2009 ....................................   $ 361
                                                                    =====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table shows the carrying value and gross unrealized losses aggregated by investment category and length of time that individual available-for-sale fixed maturity securities and equity securities have been in a continuous unrealized loss position:

  UNREALIZED LOSSES ON AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES AND EQUITY
                         SECURITIES -- BY INVESTMENT AGE

                                                                           YEAR ENDED DECEMBER 31, 2009
                                                      ---------------------------------------------------------------------
                                                       LESS THAN 12 MONTHS      12 MONTHS OR MORE             TOTAL
                                                      ---------------------------------------- ----------------------------
                                                      CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                        VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                                      --------   ----------   --------   ----------   --------   ----------
                                                                                  (IN MILLIONS)
Corporate debt securities .........................    $ 6,358      $235       $6,167      $  730      $12,525     $  965
Commercial mortgage-backed securities .............        772        38          946         200        1,718        238
Residential mortgage-backed securities ............        194       147          275         221          469        368
Collateralized debt obligations ...................          5         1          103         155          108        156
Other asset-backed securities .....................        199         7          325          30          524         37
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies ...........      1,155        17           --          --        1,155         17
Obligations of states and political subdivisions ..      1,148        50           23           3        1,171         53
Debt securities issued by foreign governments .....        335        12           67          22          402         34
                                                       -------      ----       ------      ------      -------     ------
Total fixed maturities available-for-sale .........     10,166       507        7,906       1,361       18,072      1,868
Equity securities available-for-sale ..............         40         3           58           5           98          8
                                                       -------      ----       ------      ------      -------     ------
Total .............................................    $10,206      $510       $7,964      $1,366      $18,170     $1,876
                                                       =======      ====       ======      ======      =======     ======

                                                                           YEAR ENDED DECEMBER 31, 2008
                                                      ---------------------------------------------------------------------
                                                       LESS THAN 12 MONTHS      12 MONTHS OR MORE             TOTAL
                                                      ---------------------------------------- ----------------------------
                                                      CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                        VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                                      --------   ----------   --------   ----------   --------   ----------
                                                                                  (IN MILLIONS)
Corporate debt securities .........................    $17,248     $1,982      $ 9,479     $1,958      $26,727     $3,940
Commercial mortgage-backed securities .............      2,565        357        1,216        263        3,781        620
Residential mortgage-backed securities ............        102          1           32         --          134          1
Collateralized debt obligations ...................         33          5          110         95          143        100
Other asset-backed securities .....................        629        117          155         74          784        191
Obligations of states and political subdivisions ..        100          8           11          1          111          9
Debt securities issued by foreign governments .....         28          1           61         25           89         26
                                                       -------     ------      -------     ------      -------     ------
Total fixed maturities available-for-sale .........     20,705      2,471       11,064      2,416       31,769      4,887
Equity securities available-for-sale ..............        347        161           40         30          387        191
                                                       -------     ------      -------     ------      -------     ------
Total .............................................    $21,052     $2,632      $11,104     $2,446      $32,156     $5,078
                                                       =======     ======      =======     ======      =======     ======

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns. The gross unrealized loss on below investment grade available-for-sale fixed maturity securities decreased to $606 million at December 31, 2009 from $768 million at December 31, 2008.

At December 31, 2009 and 2008, there were 1,545 and 2,182 available-for-sale fixed maturity securities with an aggregate gross unrealized loss of $1,868 million and $4,887 million, respectively, of which the single largest unrealized loss was $24 million and $48 million, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At December 31, 2009 and 2008, there were 141 and 633 equity securities with an aggregate gross unrealized loss of $8 million and $191 million, respectively, of which the single largest unrealized loss was $2 million and $14 million, respectively. The Company anticipates that these equity securities will recover in value in the near term.

Available-for-sale securities with amortized cost of $203 million were non-income producing for the year ended December 31, 2009. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2009.

SECURITIES LENDING

The Company participated in a securities lending program for the purpose of enhancing income on securities held in 2009 and 2008, but there were no securities on loan and no collateral held as of December 31, 2009 and 2008. The Company maintains collateral at a level of at least 102% of the loaned securities' market value and monitors the market value of the loaned securities on a daily basis.

ASSETS ON DEPOSIT

As of December 31, 2009 and 2008, fixed maturity securities with a fair value of $50 million and $59 million, respectively, were on deposit with government authorities as required by law.

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2009, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

COLLATERAL                         CARRYING     GEOGRAPHIC                      CARRYING
PROPERTY TYPE                       AMOUNT      CONCENTRATION                    AMOUNT
---------------------------------------------   -------------------------------------------
                                (IN MILLIONS)                                (IN MILLIONS)
Apartments...................      $ 1,659      East North Central........      $ 1,172
Hotels.......................           13      East South Central........          381
Industrial...................        1,803      Middle Atlantic...........        2,215
Office buildings.............        3,106      Mountain..................          876
Retail.......................        3,392      New England...............        1,060
Mixed use....................          245      Pacific...................        3,345
Agricultural.................          793      South Atlantic............        2,168
Agri business................        1,105      West North Central........          355
Other........................          549      West South Central........          855
                                                Canada/Other..............          238
Provision for losses.........          (42)     Provision for losses......          (42)
                                   -------                                      -------
Total........................      $12,623      Total.....................      $12,623
                                   =======                                      =======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Changes in the allowance for probable losses on mortgage loans on real estate are summarized below:

                                        BALANCE AT BEGINNING                                BALANCE AT END OF
                                              OF PERIOD          ADDITIONS     DEDUCTIONS         PERIOD
                                        --------------------   -------------   ----------   -----------------
                                                                    (IN MILLIONS)
Year ended December 31, 2009.........            $29                $36            $23             $42
Year ended December 31, 2008.........             17                 15              3              29
Year ended December 31, 2007.........             41                 13             37              17

Mortgage loans with a carrying value of $108 million were non-income producing for the year ended December 31, 2009. At December 31, 2009, mortgage loans with a carrying value of $14 million were delinquent by less than 90 days and $5 million were delinquent by 90 days or more.

The total recorded investment in mortgage loans that are considered to be impaired along with the related provision for losses were as follows:

                                                                          DECEMBER 31,
                                                                         -------------
                                                                          2009   2008
                                                                          ----   ----
                                                                         (IN MILLIONS)
Impaired mortgage loans on real estate with provision for losses......    $150   $ 75
Provision for losses..................................................     (42)   (29)
                                                                          ----   ----
Net impaired mortgage loans on real estate............................    $108   $ 46
                                                                          ====   ====

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2009   2008   2007
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Average recorded investment in impaired loans.........   $113    $60    $94
Interest income recognized on impaired loans..........     --     --     --

INVESTMENT REAL ESTATE, AGRICULTURE, AND TIMBER

Investment real estate, agriculture, and timber of $145 million was non-income producing for the year ended December 31, 2009. Depreciation expense on investment real estate, agriculture, and timber was $53 million, $51 million, and $53 million in 2009, 2008, and 2007, respectively. Accumulated depreciation was $413 million and $367 million at December 31, 2009 and 2008, respectively.

EQUITY METHOD INVESTMENTS

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for using the equity method of accounting totaled $3,059 million and $2,847 million at December 31, 2009 and 2008, respectively. Net investment income (loss) on investments accounted for under the equity method totaled $78 million, $(4) million, and $210 million in 2009, 2008, and 2007, respectively. Total combined assets of such investments were $34,412 million and $33,770 million (consisting primarily of investments) and total combined liabilities were $9,960 million and $10,428 million (including $6,539 million and $7,229 million of debt) at December 31, 2009 and 2008, respectively. Total combined revenues and expenses of these investments in 2009 were $4,199 million and $4,075 million, respectively, resulting in $124 million of total combined income from operations. Total combined revenues and expenses of these investments in 2008 were $3,071 million and $3,482 million, respectively, resulting in $411 million of total combined loss from operations. Total combined revenues and expenses in 2007 were $1,349 million and $1,113 million, respectively, resulting in $236 million of total combined income from operations. Depending on the timing of receipt of the audited financial statements of these other assets, the above investee level financial data may be up to one year in arrears.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NET INVESTMENT INCOME AND NET REALIZED INVESTMENT AND OTHER (LOSSES) GAINS

The following information summarizes the components of net investment income and net realized investment and other (losses) gains:

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                             2009      2008     2007
                                                           --------------------------
                                                                  (IN MILLIONS)
NET INVESTMENT INCOME
   Fixed maturities ....................................   $ 3,333   $ 3,286   $3,422
   Equity securities ...................................        31        56       45
   Mortgage loans on real estate .......................       739       714      683
   Investment real estate, agriculture, and timber .....       146       155      181
   Policy loans ........................................       332       322      304
   Short-term investments ..............................        27       182      251
   Equity method investments and other .................        15        (8)     217
                                                           -------   -------   ------
   Gross investment income .............................     4,623     4,707    5,103
      Less investment expenses .........................       277       266      264
                                                           -------   -------   ------
Net investment income (1) ..............................   $ 4,346   $ 4,441   $4,839
                                                           =======   =======   ======
NET REALIZED INVESTMENT AND OTHER (LOSSES) GAINS
   Fixed maturities ....................................   $  (180)  $(1,577)  $  (41)
   Equity securities ...................................       (59)     (129)     124
   Mortgage loans on real estate .......................       (83)      (23)      76
   Derivatives and other invested assets ...............    (1,366)    1,317      157
   Amounts credited to participating contract holders ..      (149)      189       (9)
                                                           -------   -------   ------
Net realized investment and other (losses) gains (1) ...   $(1,837)  $  (223)  $  307
                                                           =======   =======   ======

(1) Includes net investment income and net realized investment and other (losses) gains on assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. See Note 8 - Related Party Transactions for information on the associated MRBL reinsurance agreement.

The change in net unrealized loss on fixed maturities classified as held-for-trading of $(107) million and $216 million is included in net realized investment and other (losses) gains for the years ended December 31, 2009 and December 31, 2008, respectively. There were no fixed maturities classified as held-for-trading for the year ended December 31, 2007.

For 2009, 2008, and 2007, net investment income passed through to participating contract holders as interest credited to policyholders' account balances amounted to $111 million, $138 million, and $133 million, respectively.

Gross gains were realized on the sale of available-for-sale securities of $363 million, $352 million, and $418 million for the years ended December 31, 2009, 2008, and 2007, respectively, and gross losses were realized on the sale of available-for-sale securities of $131 million, $30 million, and $100 million for the years ended December 31, 2009, 2008, and 2007, respectively. In addition, other-than-temporary impairments on available-for-sale securities of $663 million, $1,767 million, and $386 million for the years ended December 31, 2009, 2008, and 2007, respectively, were recognized in the Consolidated Statements of Operations.

NOTE 3 -- RELATIONSHIPS WITH VARIABLE INTEREST ENTITIES

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered variable interest entities ("VIEs") in accordance with ASC 810.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Under ASC 810, the variable interest holder, if any, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved in the entity, calculating estimates of the entity's expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company's involvement in creating or managing the VIE.

If it is not considered to be the primary beneficiary, the Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company's separate accounts are considered the primary beneficiary of certain timberland VIEs, as discussed further below. The consolidation of these VIEs in the separate accounts of the Company resulted in an increase in separate account assets of $1,574 million, with an equal increase in separate account liabilities at December 31, 2009 and an increase in separate account assets of $192 million, with an equal increase in separate account liabilities at December 31, 2008.

The liabilities recognized as a result of consolidating the timberland VIEs do not represent additional claims on the general assets of the Company; rather, they represent claims against the assets recognized as a result of consolidating the VIEs. Conversely, the assets recognized as a result of consolidating the timberland VIEs do not represent additional assets which the Company can use to satisfy claims against its general assets; rather they can only be used to settle the liabilities recognized as a result of consolidating the VIEs.

SIGNIFICANT VARIABLE INTERESTS IN UNCONSOLIDATED VARIABLE INTEREST ENTITIES

The following table presents the total assets of, investment in, and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests, but it is not the primary beneficiary, and which have not been consolidated. The Company does not record any liabilities related to the unconsolidated VIEs.

                                                                         DECEMBER 31,
                                                                             2009
                                                         --------------------------------------------
                                                                        INVESTMENT   MAXIMUM EXPOSURE
                                                         TOTAL ASSETS       (1)         TO LOSS (2)
                                                         ------------   ----------   ----------------
                                                                         (IN MILLIONS)
Collateralized debt obligations (3)...................      $1,431         $ 27            $ 27
Real estate limited partnerships (4)..................       1,166          466             522
Timber funds (5)......................................       5,010          180             183
                                                            ------         ----            ----
Total.................................................      $7,607         $673            $732
                                                            ======         ====            ====

                                                                         DECEMBER 31,
                                                                             2008
                                                         --------------------------------------------
                                                                        INVESTMENT   MAXIMUM EXPOSURE
                                                         TOTAL ASSETS       (1)         TO LOSS (2)
                                                         ------------   ----------   ----------------
                                                                         (IN MILLIONS)
Collateralized debt obligations (3)..................        $2,039        $ 27            $ 27
Real estate limited partnerships (4).................         1,208         486             537
Timber funds (5).....................................         5,413         176             182
                                                             ------        ----            ----
Total................................................        $8,660        $689            $746
                                                             ======        ====            ====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

     (1) The Company's investments in unconsolidated VIEs are included in other invested assets on the Consolidated Balance Sheets.

     (2) The maximum exposure to loss related to collateralized debt obligations ("CDOs") is limited to the investment reported on the Company's Consolidated Balance Sheets. The maximum exposure to loss related to real estate limited partnerships and timber funds is limited to the Company's investment plus unfunded capital commitments. The maximum loss is expected to occur only upon bankruptcy of the issuer or investee or as a result of a natural disaster in the case of the timber funds.

     (3) The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as CDOs, for which it collects a management fee. In addition, the Company may invest in debt or equity securities issued by these CDOs or by CDOs managed by others. CDOs raise capital by issuing debt and equity securities and use the proceeds to purchase investments.

     (4) Real estate limited partnerships include partnerships established for the purpose of investing in real estate that qualifies for low income housing and/or historic tax credits. Limited partnerships are owned by a general partner, who manages the business, and by limited partners, who invest capital, but have limited liability and are not involved in the partnerships' management. The Company is typically the sole limited partner or investor member of each and is not a general partner or managing member.

     (5) The Company acts as investment manager for the VIEs owning the timberland properties (the "timber funds"), which the general account and institutional separate accounts invest in. Timber funds are investment vehicles used primarily by large institutional investors, such as public and corporate pension plans, whose primary source of return is derived from the growth and harvest of timber and long-term appreciation of the property. The primary risks of timberland investing include market uncertainty (fluctuation of timber and timberland investments), relative illiquidity (compared to stocks and other investment assets), and environmental risk (natural hazards or legislation related to threatened or endangered species). These risks are mitigated through effective investment management and geographic diversification of timberland investments. The Company collects an advisory fee from each timber fund and is also eligible for performance and forestry management fees.

NOTE 4 -- DERIVATIVES AND HEDGING INSTRUMENTS

TYPES OF DERIVATIVES AND DERIVATIVE STRATEGIES

INTEREST RATE CONTRACTS. The Company uses interest rate futures contracts, interest rate swap agreements, and cancelable interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate futures contracts are contractual obligations to buy or sell a financial instrument, foreign currency, or other underlying commodity on a pre-determined future date at a specified price. Interest rate futures contracts are agreements with standard amounts and settlement dates that are traded on regulated exchanges. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (i.e., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

The Company uses interest rate swap agreements to hedge the variable cash flows associated with future fixed income asset acquisitions, which will support the Company's long-term care and life insurance businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products. During future periods when the acquired assets are held by the Company, the accumulated gain or loss will be amortized into investment income as a yield adjustment on the assets.

The Company also uses interest rate swap agreements to hedge the variable cash flows associated with payments that it will receive on certain floating rate fixed income securities. The accumulated gain or loss will be amortized into investment income as a yield adjustment when the payments are made.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. Basis swaps are included in interest rate swaps for disclosure purposes. The Company utilizes basis swaps in non-qualifying hedging relationships.

Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are classified within interest rate swaps for disclosure purposes. The Company utilizes inflation swaps in qualifying and non-qualifying hedging relationships.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency, or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges. The Company uses exchange-traded interest rate futures primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating U.S. Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time. The Company also purchases interest rate caps and floors primarily to protect against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

FOREIGN CURRENCY CONTRACTS. Foreign currency derivatives, including foreign currency swaps and foreign currency forwards, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

Cross currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both, on foreign currency financial instruments. Cross currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on cross currency rate swap agreements is accrued and recognized as a component of net investment income.

Under foreign currency forwards, the Company agrees with other parties to deliver a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. The maturities of these forwards correspond with the future periods in which the foreign currency transactions are expected to occur. The Company utilizes currency forwards in qualifying and non-qualifying hedging relationships.

EQUITY MARKET CONTRACTS. Total return swaps are contracts that involve the exchange of payments based on changes in the value of a reference asset, including any returns such as interest earned on these assets, in exchange for amounts based on reference rates specified in the contract. The Company utilizes total return swaps in qualifying and non-qualifying hedging relationships.

Equity index futures contracts are contractual obligations to buy or sell a specified amount of an underlying equity index at an agreed contract price on a specified date. Equity index futures are contracts with standard amounts and settlement dates that are traded on regulated exchanges. The Company utilizes currency forwards in non-qualifying hedging relationships.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The table below provides a summary of the gross notional amount and fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships:

                                                                            DECEMBER 31, 2009                DECEMBER 31, 2008
                                                                      -----------------------------   ------------------------------
                                                                                 FAIR       FAIR                  FAIR
                                                                      NOTIONAL   VALUE     VALUE      NOTIONAL   VALUE    FAIR VALUE
                                                                       AMOUNT   ASSETS  LIABILITIES    AMOUNT    ASSETS  LIABILITIES
                                                                      --------  ------  -----------   --------  -------  -----------
                                                                                               (IN MILLIONS)
QUALIFYING HEDGING RELATIONSHIPS
Fair value hedges  Interest rate swaps..............................   $14,922  $  402     $  752      $16,308  $   923     $1,431
                   Foreign currency swaps...........................       883      --        253        2,408       92        322
Cash flow hedges   Interest rate swaps..............................    12,961     912         66       10,661    2,903        117
                   Foreign currency swaps...........................       629       4        122        1,482      291        301
                   Foreign currency forwards........................       266      43         --           --       --         --
                   Equity market contracts..........................        38       8         --           48       --         27
                                                                       -------  ------     ------      -------  -------     ------
TOTAL DERIVATIVES IN HEDGING RELATIONSHIPS..........................   $29,699  $1,369     $1,193      $30,907  $ 4,209     $2,198
                                                                       -------  ------     ------      -------  -------     ------
NON-HEDGING RELATIONSHIPS
                   Interest rate swaps..............................   $22,535  $  526     $  500      $15,011  $ 1,369     $  681
                   Foreign currency swaps...........................     4,461     238        319        2,879      348        223
                   Foreign currency forwards........................       800      --          1          506        3          3
                   Total return swaps...............................     1,030      --         --        1,086       --         --
                   Interest rate options............................       287       1         --          437       --         --
                   Embedded derivatives - fixed maturities..........        86      --          2          178       --          7
                   Embedded derivatives - reinsurance contracts.....        --       8        614           --      200         --
                   Embedded derivatives - participating pension
                      contracts (1).................................        --      --         71           --       58         --
                   Embedded derivatives - benefit guarantees (1)....        --   1,703        640           --    4,382      2,859
                                                                       -------  ------     ------      -------  -------     ------
TOTAL DERIVATIVES IN NON-HEDGING RELATIONSHIPS......................    29,199   2,476      2,147       20,097    6,360      3,773
                                                                       -------  ------     ------      -------  -------     ------
TOTAL DERIVATIVES (2)...............................................   $58,898  $3,845     $3,340      $51,004  $10,569     $5,971
                                                                       =======  ======     ======      =======  =======     ======

(1) Embedded derivatives related to participating pension contracts are reported as part of future policy benefits and embedded derivatives related to benefit guarantees are reported as part of reinsurance recoverable or future policy benefits on the Consolidated Balance Sheets.

(2) The fair values of all derivatives in an asset position are reported within derivative asset on the Consolidated Balance Sheets, and derivatives in a liability position are reported within derivative liability on the Consolidated Balance Sheets, excluding embedded derivatives related to participating pension contracts and benefit guarantees.

HEDGING RELATIONSHIPS

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges or cash flow hedges, as described below.

FAIR VALUE HEDGES. The Company uses interest rate swaps to manage its exposure to changes in fair value of fixed-rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations and interest rate fluctuations.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in net realized investment and other gains (losses). For the years ended December 31, 2009 and 2008, the Company did not recognize any gains or losses related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. At December 31, 2009, the Company had no hedges of firm commitments.

The following table shows the investment gains (losses) recognized:

FOR THE YEAR ENDED DECEMBER 31, 2009

                                                         GAINS (LOSSES)   GAINS (LOSSES)
DERIVATIVES IN FAIR VALUE   HEDGED ITEMS IN FAIR VALUE    RECOGNIZED ON   RECOGNIZED FOR   INEFFECTIVENESS
  HEDGING RELATIONSHIPS        HEDGING RELATIONSHIPS       DERIVATIVES     HEDGED ITEMS       RECOGNIZED
-------------------------   --------------------------   --------------   --------------   ---------------
                                                                           (IN MILLIONS)
Interest rate swaps         Fixed-rate assets.........       $ 470            $(348)            $122
                            Fixed-rate liabilities....        (310)             263              (47)
Foreign currency swaps      Fixed-rate assets.........          90              (83)               7
                                                             -----            -----             ----
Total                                                        $ 250            $(168)            $ 82
                                                             =====            =====             ====

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                         GAINS (LOSSES)   GAINS (LOSSES)
DERIVATIVES IN FAIR VALUE   HEDGED ITEMS IN FAIR VALUE    RECOGNIZED ON   RECOGNIZED FOR   INEFFECTIVENESS
  HEDGING RELATIONSHIPS        HEDGING RELATIONSHIPS       DERIVATIVES     HEDGED ITEMS       RECOGNIZED
-------------------------   --------------------------   --------------   --------------   ---------------
                                                                           (IN MILLIONS)
Interest rate swaps         Fixed-rate assets.........       $(657)           $ 684             $ 27
                            Fixed-rate liabilities....         220             (272)             (52)
Foreign currency swaps      Fixed-rate assets.........        (114)              92              (22)
                                                             -----            -----             ----
Total                                                        $(551)           $ 504             $(47)
                                                             =====            =====             ====

CASH FLOW HEDGES. The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and forward agreements to hedge currency exposure on foreign currency financial instruments and foreign currency denominated expenses, respectively. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

For the years ended December 31, 2009 and 2008, all of the Company's hedged forecast transactions qualified as cash flow hedges. For the years ended December 31, 2009 and 2008, no cash flow hedges were discontinued because it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table presents the effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Changes in Shareholder's Equity:

FOR THE YEAR ENDED DECEMBER 31, 2009

                                                                                      GAINS RECLASSIFIED
                                                                                           FROM AOCI
                                                                                           INTO NET           INEFFECTIVENESS
                                                                  GAINS (LOSSES)      REALIZED INVESTMENT    RECOGNIZED IN NET
                                                                    DEFERRED IN            AND OTHER        REALIZED INVESTMENT
DERIVATIVES IN CASH FLOW        HEDGED ITEMS IN CASH FLOW       AOCI ON DERIVATIVES     GAINS (LOSSES)           AND OTHER
  HEDGING RELATIONSHIPS           HEDGING RELATIONSHIPS            (NET OF TAX)          (NET OF TAX)          GAINS (LOSSES)
-------------------------   ---------------------------------   -------------------   -------------------   -------------------
                                                                                         (IN MILLIONS)
Interest rate swaps         Floating rate assets.............        $   (23)                 $--                  $ --
                            Forecasted fixed-rate assets.....         (1,082)                  (5)                  (17)
                            Inflation indexed liabilities....            108                   --                    --
Foreign currency swaps      Fixed-rate assets................            (35)                  --                    --
Foreign currency forwards   Forecasted expenses..............             28                   --                    --
Equity market contracts     Stock-based compensation ........              4                   --                    --
                                                                     -------                  ---                  ----
Total                                                                $(1,000)                 $(5)                 $(17)
                                                                     =======                  ===                  ====

FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                      GAINS RECLASSIFIED
                                                                                           FROM AOCI
                                                                                           INTO NET           INEFFECTIVENESS
                                                                  GAINS (LOSSES)      REALIZED INVESTMENT    RECOGNIZED IN NET
                                                                    DEFERRED IN            AND OTHER        REALIZED INVESTMENT
DERIVATIVES IN CASH FLOW        HEDGED ITEMS IN CASH FLOW       AOCI ON DERIVATIVES     GAINS (LOSSES)           AND OTHER
  HEDGING RELATIONSHIPS           HEDGING RELATIONSHIPS            (NET OF TAX)          (NET OF TAX)          GAINS (LOSSES)
-------------------------   ---------------------------------   -------------------   -------------------   -------------------
                                                                                         (IN MILLIONS)
Interest rate swaps         Floating rate assets.............         $   37                 $ --                   $--
                            Forecasted fixed-rate assets.....          1,118                  (31)                   30
                            Inflation indexed liabilities....            (73)                  --                    --
Foreign currency swaps      Fixed-rate assets................              5                   --                    --
Equity market contracts     Stock-based compensation ........             (1)                  --                    --
                                                                      ------                 ----                   ---
Total                                                                 $1,086                 $(31)                  $30
                                                                      ======                 ====                   ===

The Company anticipates that net gains of approximately $32 million will be reclassified from accumulated other comprehensive income to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 37 years.

For a roll forward of the net accumulated gains (losses) on cash flow hedges see
Note 12 - Shareholder's Equity.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS. The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, total return swap agreements, interest rate futures contracts, credit default swaps, and interest rate cap and floor agreements to manage exposure to interest rates without designating the derivatives as hedging instruments. Credit default swaps are contracts in which the buyer makes a series of payments to the seller and, in exchange, receives compensation if one of the events specified in the contract occurs. Interest rate cap agreements are contracts with counterparties which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal).

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 4 -- DERIVATIVES AND HEDGING INSTRUMENTS - (CONTINUED)

In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses, without designating the derivatives as hedging instruments.

The Company offers certain variable annuity products with a guaranteed minimum withdrawal benefit ("GMWB") rider. This rider is effectively an embedded option on the basket of mutual funds which is offered to contract holders. Beginning in November 2007, for certain contracts, the Company implemented a hedging program to reduce its exposure to the GMWB rider. This dynamic hedging program uses interest rate swap agreements, equity index futures (including but not limited to the Dow Jones Industrial, Standard & Poor's 500, Russell 2000, and Dow Jones Euro Stoxx 50 indices), and foreign currency futures to match the sensitivities of the GMWB rider liability to the market risk factors.

For the years ended December 31, 2009 and 2008, net losses of $1,289 million and net gains of $957 million, respectively, related to derivatives in a non-hedge relationship were recognized by the Company. These amounts were recorded in net realized investment and other gains (losses).

FOR THE YEARS ENDED DECEMBER 31,                                       2009    2008
--------------------------------                                     -------   ----
NON-HEDGING RELATIONSHIPS
   Investment (losses) gains:
      Interest rate swaps ........................................   $  (906)  $818
      Interest rate futures ......................................         3    (28)
      Interest rate options ......................................         4     --
      Foreign currency swaps .....................................      (121)    31
      Foreign currency forwards ..................................        18    (28)
      Foreign currency futures ...................................       (24)    (2)
      Equity market contracts ....................................        30    (25)
      Equity index futures .......................................      (293)   191
                                                                     -------   ----
TOTAL INVESTMENT (LOSSES) GAINS FROM DERIVATIVES IN NON-HEDGING
   RELATIONSHIPS .................................................   $(1,289)  $957
                                                                     =======   ====

EMBEDDED DERIVATIVES. The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include fixed maturities, reinsurance contracts, participating pension contracts, and certain benefit guarantees.

For more details on the Company's embedded derivatives see Note 14 - Fair Value of Financial Instruments.

CREDIT RISK. The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. The current credit exposure of the Company's derivative contracts is limited to the fair value in excess of the collateral held at the reporting date.

The Company manages its credit risk by entering into transactions with creditworthy counterparties, obtaining collateral where appropriate, and entering into master netting agreements that provide for a netting of payments and receipts with a single counterparty. The Company enters into credit support annexes with its over-the-counter derivative dealers in order to manage its credit exposure to those counterparties. As part of the terms and conditions of those agreements, the pledging and accepting of collateral in connection with the Company's derivative usage is required. As of December 31, 2009 and 2008, the Company had accepted collateral consisting of various securities with a fair value of $861 million and $2,472 million, respectively, which is held in separate custodial accounts. In addition, as of December 31, 2009 and 2008, the Company pledged collateral of $598 million and $546 million, respectively, which is included in fixed maturities on the Consolidated Balance Sheets.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 5 -- INCOME TAXES

The Company files tax returns as part of two consolidated groups, MHDLLC and JHHLLC. MHDLLC includes JHUSA and JHHLLC includes JHLICO and JHVLICO. Beginning in 2010, these groups will be consolidated and reported as one tax group.

In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

Income (loss) before income taxes includes the following:

                                                          YEARS ENDED
                                                          DECEMBER 31,
                                                     ---------------------
                                                     2009    2008    2007
                                                     ----   -----   ------
                                                         (IN MILLIONS)
Domestic .........................................   $290   $(670)  $2,155
Foreign ..........................................     14      20       19
                                                     ----   -----   ------
Income (loss) income before income taxes .........   $304   $(650)  $2,174
                                                     ====   =====   ======

The components of income taxes were as follows:

                                                          YEARS ENDED
                                                          DECEMBER 31,
                                                     ---------------------
                                                     2009    2008    2007
                                                     ----   -----   ------
                                                         (IN MILLIONS)

Current taxes:
   Federal .......................................   $(45)  $(462)  $ 194
   Foreign .......................................      6       4      10
   State .........................................      3       5       5
                                                     ----   -----   -----
   Total .........................................    (36)   (453)    209
                                                     ----   -----   -----
Deferred taxes:
   Federal .......................................     31     111     448
   Foreign .......................................     (1)      2      (4)
   State .........................................     (1)      1      (1)
                                                     ----   -----   -----
   Total .........................................     29     114     443
                                                     ----   -----   -----
Total income tax (benefit) expense ...............   $ (7)  $(339)  $ 652
                                                     ====   =====   =====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

A reconciliation of income taxes at the federal income tax rate to income tax expense charged to operations follows:

                                                          YEARS ENDED
                                                          DECEMBER 31,
                                                     ---------------------
                                                     2009    2008    2007
                                                     ----   -----   ------
                                                         (IN MILLIONS)
Tax at 35% .......................................   $106   $(227)  $ 762
Add (deduct):
   Prior year taxes ..............................     14      26     (46)
   Tax credits ...................................    (76)    (72)    (92)
   Tax-exempt investment income ..................    (76)    (92)   (193)
   Lease income ..................................     63       3      22
   Unrecognized tax benefits .....................    (44)     15     185
   Other .........................................      6       8      14
                                                     ----   -----   -----
Total income tax (benefit) expense ...............   $ (7)  $(339)  $ 652
                                                     ====   =====   =====

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each Consolidated Balance Sheet date. Deferred tax assets and liabilities consisted of the following:

                                                       DECEMBER 31,
                                                     ---------------
                                                      2009     2008
                                                     ------   ------
                                                      (IN MILLIONS)
DEFERRED TAX ASSETS:
   Policy reserves ...............................   $1,339   $2,434
   Net operating loss carryforwards ..............      384      614
   Net capital loss carryforwards ................       74       --
   Tax credits ...................................      670      566
   Unearned revenue ..............................      915      756
   Unrealized investment losses on securities ....        5      595
   Deferred compensation .........................      212      212
   Deferred policy acquisition costs .............       --        2
   Federal interest deficiency ...................      307      221
   Dividends payable to policyholders ............      144      123
   Securities and other investments ..............        1      182
   Other .........................................      245      158
                                                     ------   ------
      Total deferred tax assets ..................    4,296    5,863
                                                     ------   ------
DEFERRED TAX LIABILITIES:
   Unrealized investment gains on securities .....      498        5
   Deferred policy acquisition costs .............    2,367    2,514
   Intangibles ...................................    1,213    1,296
   Lease income ..................................       68      116
   Premiums receivable ...........................       42       41
   Deferred sales inducements ....................      132      121
   Deferred gains ................................      628      609
   Securities and other investments ..............    1,023    1,738
   Other .........................................       80      105
                                                     ------   ------
      Total deferred tax liabilities .............    6,051    6,545
                                                     ------   ------
         Net deferred tax liabilities ............   $1,755   $  682
                                                     ======   ======

At December 31, 2009, the Company had $1,097 million of operating loss carryforwards, which will expire in various years through 2023, and $209 million of capital loss carryforwards, which will expire in 2014. The Company believes that it will realize the full benefit of its deferred tax assets.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company made income tax payments of $4 million, $13 million, and $37 million in 2009, 2008, and 2007, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 1998.

For MHDLLC, the Internal Revenue Service ("IRS") completed its examinations and the appeals process for years 1998 through 2003, and the Company received income tax refunds for these years in April 2009 totaling $44 million, including interest. The IRS completed its examination of this group's income tax returns for the years 2004 and 2005 in July 2009. The Company filed protests with the IRS Appeals Division for various adjustments raised by the IRS in its examinations of these years. The IRS commenced an examination of this group's income tax returns for years 2006 and 2007 in November 2009.

For JHHLLC, the IRS completed its examinations for years 1996 through 1998 in September 2003 and completed its examination for years 1999 through 2001 in October 2006. The Company filed protests with the IRS Appeals Division for various adjustments raised by the IRS in its examinations of these years. In June 2008, the Company and the IRS Appeals Division agreed to compromise settlement on several issues that arose in the 1996 through 1998 examinations, and in December 2008, the IRS issued a statutory notice of deficiency covering the remaining issues. In March 2009, the Company filed a petition in U.S. Tax Court contesting the statutory notice of deficiency. IRS Appeals Division proceedings involving the years 1999 through 2001 are ongoing. The IRS completed its examination of this group's income tax returns for the years 2002 through 2004 in August 2009. The Company filed protests with the IRS Appeals Division for various adjustments raised by the IRS in its examinations of these years. The IRS examination for years 2005 and 2006 commenced in January 2010.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                      DECEMBER 31
                                                                    ---------------
                                                                     2009     2008
                                                                    ------   ------
                                                                     (IN MILLIONS)
Beginning balance ...............................................   $1,869   $1,463
Additions based on tax positions related to the current year ....      182      182
Reductions based on tax positions related to the current year ...       --      (10)
Additions for tax positions of prior years ......................      349      301
Reductions for tax positions of prior years .....................     (239)     (67)
                                                                    ------   ------
Ending balance ..................................................   $2,161   $1,869
                                                                    ======   ======

Included in the balances as of December 31, 2009 and 2008, respectively, are $356 million and $410 million of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balances as of December 31, 2009 and 2008, respectively, are $1,805 million and $1,459 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of taxes to an earlier period.

An estimate of the change in unrecognized tax benefits attributable to deductions for dividends received cannot be made at this time because there is no specific information available with respect to either the position that will be taken by the U.S. Treasury Department or the effective dates of the anticipated regulations.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2009, 2008, and 2007, the Company recognized approximately $224 million, $195 million, and $95 million in interest expense, respectively. The Company had approximately $878 million and $634 million accrued for interest as of December 31, 2009 and December 31, 2008, respectively. The Company did not recognize any material amounts of penalties during the years ended December 31, 2009, 2008, and 2007.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 6 -- CLOSED BLOCKS

The Company operates two separate closed blocks for the benefit of certain classes of individual or joint traditional participating whole life insurance policies. The JHUSA closed block was established upon the demutualization of MLI for those designated participating policies that were in-force on September 23, 1999. The JHLICO closed block was established upon the demutualization of JHLICO for those designated participating policies that were in-force on February 1, 2000. Assets were allocated to the closed blocks in an amount that, together with anticipated revenues from policies included in the closed blocks, was reasonably expected to be sufficient to support such business, including provision for payment of benefits, direct asset acquisition and disposition costs, and taxes, and for continuation of dividend scales, assuming experience underlying such dividend scales continues. Assets allocated to the closed blocks inure solely to the benefit of the holders of the policies included in the closed blocks and will not revert to the benefit of the shareholder of the Company. No reallocation, transfer, borrowing, or lending of assets can be made between the closed blocks and other portions of the Company's general account, any of its separate accounts, or any affiliate of the Company without prior approval from the State of Michigan Office of Financial and Insurance Regulation.

If, over time, the aggregate performance of the assets and policies of a closed block is better than was assumed in funding that closed block, dividends to policyholders will be increased. If, over time, the aggregate performance of the assets and policies of a closed block is less favorable than was assumed in funding that closed block, dividends to policyholders for that closed block will be reduced.

The assets and liabilities allocated to the closed blocks are recorded in the Company's Consolidated Balance Sheets and Statements of Operations on the same basis as other similar assets and liabilities. The carrying amount of the closed blocks' liabilities in excess of the carrying amount of the closed blocks' assets at the date the closed blocks were established (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the maximum future earnings from the assets and liabilities designated to the closed blocks that can be recognized in income over the period the policies in the closed blocks remain in force. The Company has developed an actuarial calculation of the timing of such maximum future shareholder earnings, and this is the basis of the policyholder dividend obligation.

If actual cumulative earnings of a closed block are greater than expected cumulative earnings of that block, only expected earnings will be recognized in that closed block's income. Actual cumulative earnings in excess of expected cumulative earnings of a closed block represent undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation because the excess will be paid to the policyholders of that closed block as an additional policyholder dividend unless otherwise offset by future closed block performance that is less favorable than originally expected. If actual cumulative performance of a closed block is less favorable than expected, expected earnings for that closed block will be recognized in net income, unless the policyholder dividend obligation has been reduced to zero, in which case actual earnings will be recognized in income. Actual experience within the JHLICO closed block, in particular realized and unrealized losses, resulted in a reduction of the remaining policyholder dividend obligation to zero during the year ended December 31, 2008.

For all closed block policies, the principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes, guaranty fund assessments, and income taxes. For the JHLICO closed block policies, the principal income and expense items excluded from the closed block are management and maintenance expenses, commissions, and net investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of deferred acquisition costs. There are no exclusions applicable to the JHUSA closed block. The amounts shown in the following tables for assets, liabilities, revenues, and expenses of the closed blocks are those that enter into the determination of amounts that are to be paid to policyholders.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 6 -- CLOSED BLOCKS - (CONTINUED)

The following tables set forth certain summarized financial information relating to the closed blocks as of the dates indicated:

JHUSA CLOSED BLOCK

                                                                                          DECEMBER 31,
                                                                                        ---------------
                                                                                         2009     2008
                                                                                        ------   ------
                                                                                         (IN MILLIONS)
LIABILITIES
Future policy benefits ..............................................................   $8,632   $8,680
Policyholders' funds ................................................................       79       79
Policyholder dividends payable ......................................................      202      211
Other closed block liabilities ......................................................      214      191
                                                                                        ------   ------
         Total closed block liabilities .............................................   $9,127   $9,161
                                                                                        ======   ======
ASSETS
Investments
   Fixed maturities:
      Available-for-sale--at fair value
      (amortized cost: 2009--$3,084; 2008--$3,235) ..................................   $3,179   $3,128
   Mortgage loans on real estate ....................................................      652      583
   Policy loans .....................................................................    1,619    1,700
   Other invested assets ............................................................      659      644
                                                                                        ------   ------
         Total investments ..........................................................    6,109    6,055
Cash borrowings and cash equivalents ................................................     (244)    (345)
Accrued investment income ...........................................................      117      115
Amounts due from and held for affiliates ............................................    1,779    1,752
Other closed block assets ...........................................................      355      488
                                                                                        ------   ------
         Total assets designated to the closed block ................................   $8,116   $8,065
                                                                                        ======   ======
Excess of closed block liabilities over assets designated
   to the closed block ..............................................................   $1,011   $1,096
Portion of above representing accumulated other comprehensive income:
      Unrealized appreciation, net of deferred income tax expense of
         $142 million and $42 million, respectively .................................      264       78
      Adjustment for deferred policy acquisition costs, net of deferred
         income tax benefit of $46 million and $14 million, respectively ............      (85)     (26)
      Foreign currency translation adjustment .......................................      (67)     (21)
                                                                                        ------   ------
         Total amounts included in accumulated other comprehensive income ...........      112       31
                                                                                        ------   ------
Maximum future earnings to be recognized from closed block assets and liabilities ...   $1,123   $1,127
                                                                                        ======   ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JHUSA CLOSED BLOCK

                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                                     2009     2008     2007
                                                                    ------   ------   ------
                                                                          (IN MILLIONS)
REVENUES
Premiums ........................................................   $  624   $  647   $  661
Net investment income ...........................................      455      473      438
Net realized investment and other (losses) gains ................      (35)      (9)      17
                                                                    ------   ------   ------
   Total revenues ...............................................    1,044    1,111    1,116
BENEFITS AND EXPENSES
Benefits to policyholders .......................................      734      782      799
Policyholder dividends ..........................................      392      411      409
Amortization of deferred policy acquisition costs ...............      (76)    (218)     (50)
Other closed block operating costs and expenses .................       24       25       25
                                                                    ------   ------   ------
   Total benefits and expenses ..................................    1,074    1,000    1,183
Revenues, net of benefits and expenses before income taxes ......      (30)     111      (67)
Income tax (benefit) expense ....................................      (11)      39      (24)
                                                                    ------   ------   ------
Revenues, net of benefits and expenses and income taxes .........   $  (19)  $   72   $  (43)
                                                                    ======   ======   ======

Maximum future earnings from closed block assets and liabilities:

                                                                    YEARS ENDED DECEMBER 31,
                                                                    ------------------------
                                                                       2009          2008
                                                                    ----------   -----------
                                                                          (IN MILLIONS)
Beginning of period..............................................     $1,127       $1,199
Revenues, net of benefits and expenses and income taxes..........         19          (72)
Adoption of ASC 320 (Note 1).....................................        (23)          --
                                                                      ------       ------
End of period....................................................     $1,123       $1,127
                                                                      ======       ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JHLICO CLOSED BLOCK

                                                                                           DECEMBER 31,
                                                                                        -----------------
                                                                                          2009      2008
                                                                                        -------   -------
                                                                                          (IN MILLIONS)
LIABILITIES
Future policy benefits...............................................................   $10,916   $10,979
Policyholders' funds.................................................................     1,511     1,510
Policyholder dividends payable.......................................................       407       418
Other closed block liabilities.......................................................       118       119
                                                                                        -------   -------
         Total closed block liabilities..............................................   $12,952   $13,026
                                                                                        =======   =======
ASSETS
Investments
   Fixed maturities:
      Available-for-sale--at fair value
      (amortized cost: 2009--$6,378; 2008--$6,773)...................................   $ 6,456   $ 6,159
   Equity securities:
      Available-for-sale--at fair value
      (cost: 2009--$7; 2008--$5).....................................................         8         4
   Mortgage loans on real estate.....................................................     1,928     1,684
   Policy loans......................................................................     1,533     1,533
   Other invested assets.............................................................       153       165
                                                                                        -------   -------
         Total investments...........................................................    10,078     9,545
Cash and cash equivalents............................................................       299       162
Accrued investment income............................................................       134       143
Other closed block assets............................................................       165       426
                                                                                        -------   -------
         Total assets designated to the closed block.................................   $10,676   $10,276
                                                                                        =======   =======
Excess of closed block liabilities over assets designated                               $ 2,276   $ 2,750
   to the closed block...............................................................
Portion of above representing accumulated other comprehensive income:
      Unrealized appreciation (depreciation), net of deferred income tax expense of
         $28 million and deferred income tax benefit of $204 million, respectively...        53      (378)
                                                                                        -------   -------
Maximum future earnings to be recognized from closed block assets and liabilities....   $ 2,329   $ 2,372
                                                                                        =======   =======

                                                    YEARS ENDED DECEMBER 31,
                                                    ------------------------
                                                       2009         2008
                                                    ----------   -----------
                                                          (IN MILLIONS)
CHANGE IN THE POLICYHOLDER DIVIDEND OBLIGATION:
Balance at beginning of period...................       $--         $142
Impact on net income before income taxes.........        --          (83)
Unrealized investment gains......................        --          (31)
Change in deferred income tax liability..........        --          (28)
                                                        ---         ----
Balance at end of period.........................       $--         $ --
                                                        ===         ====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JHLICO CLOSED BLOCK

                                                                     YEARS ENDED DECEMBER 31,
                                                                     ------------------------
                                                                      2009     2008     2007
                                                                     ------   ------   ------
                                                                           (IN MILLIONS)
REVENUES
Premiums .........................................................   $  648   $  699   $  734
Net investment income ............................................      588      581      590
Net realized investment and other (losses) gains .................      (12)    (118)      20
                                                                     ------   ------   ------
   Total revenues ................................................    1,224    1,162    1,344
BENEFITS AND EXPENSES
Benefits to policyholders ........................................      761      794      841
Policyholder dividends ...........................................      461      478      482
Change in the policyholder dividend obligation ...................       --      (62)     (88)
Other closed block operating costs and expenses ..................        3        2       (2)
                                                                     ------   ------   ------
   Total benefits and expenses ...................................    1,225    1,212    1,233
Revenues, net of benefits and expenses before income taxes .......       (1)     (50)     111
Income tax (benefit) expense, net of amounts credited to the policyholder dividend obligation of $0 million, $0 million,
   and $1 million, respectively ..................................       (2)     (17)      39
                                                                     ------   ------   ------
Revenues, net of benefits and expenses and income taxes ..........   $    1   $  (33)  $   72
                                                                     ======   ======   ======

Maximum future earnings from closed block assets and liabilities:

                                                                     YEARS ENDED DECEMBER 31,
                                                                     ------------------------
                                                                        2009         2008
                                                                     ----------   -----------
                                                                           (IN MILLIONS)
Beginning of period...............................................     $2,372       $2,339
Revenues, net of benefits and expenses and income taxes...........         (1)          33
Adoption of ASC 320 (Note 1)......................................        (42)          --
                                                                       ------       ------
Change during period..............................................     $2,329       $2,372
                                                                       ======       ======

NOTE 7 -- DEBT AND LINE OF CREDIT

External short-term and long-term debt consisted of the following:

                                                                       DECEMBER 31,
                                                                     ----------------
                                                                      2009     2008
                                                                     ------   -------
                                                                       (IN MILLIONS)
SHORT-TERM DEBT:
Current maturities of long-term debt..............................   $    6   $    4
LONG-TERM DEBT:
   Surplus notes, 7.38% maturing in 2024 (1)......................      491      492
   Notes payable, interest ranging from 5.09% to 12.1% due in
      varying amounts to 2015.....................................       15       12
   Fair value adjustments related to interest rate swaps (1)......      (16)     (17)
                                                                     ------   ------
                                                                        490      487
Less current maturities of long-term debt.........................       (6)      (4)
                                                                     ------   ------
Total long-term debt..............................................   $  484   $  483
                                                                     ======   ======
CONSUMER NOTES:
   Notes payable, interest ranging from 0.72% to 6.25% due in
      varying amounts to 2036.....................................   $1,205   $1,600
                                                                     ======   ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

     (1) As part of its interest rate management, the Company uses interest rate swaps to convert the interest expense on the surplus notes from fixed to variable. Under ASC 815, these swaps are designated as fair value hedges, which results in the carrying value of the notes being adjusted for changes in fair value.

LONG-TERM DEBT

Aggregate maturities of long-term debt are as follows: 2010--$6 million; 2011--$0 million; 2012--$0 million; 2013--$0 million; 2014--$0 million; and
thereafter--$484 million.

Interest expense on debt, included in other operating costs and expenses, was $34 million, $34 million, and $39 million in 2009, 2008, and 2007, respectively. Interest paid on debt was $34 million, $34 million, and $41 million in 2009, 2008, and 2007, respectively.

Any payment of interest or principal on the surplus notes requires the prior approval of the Michigan Commissioner of Financial and Insurance Regulation (the "Commissioner").

CONSUMER NOTES

The Company issues consumer notes through its SignatureNotes program. SignatureNotes is an investment product sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes have a variety of maturities, interest rates, and call provisions.

Aggregate maturities of consumer notes, net of unamortized dealer fees, are as follows: 2010--$251 million; 2011--$162 million; 2012--$113 million; 2013--$60 million; 2014--$226 million; and thereafter--$393 million.

Interest expense on consumer notes, included in benefits to policyholders, was $47 million, $104 million, and $115 million in 2009, 2008, and 2007, respectively. Interest paid amounted to $50 million, $104 million, and $112 million in 2009, 2008, and 2007, respectively.

LINE OF CREDIT

At December 31, 2009, the Company had a committed line of credit established by MFC totaling $1 billion pursuant to a 364-day revolving credit facility. MFC will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain a certain minimum level of net worth and comply with certain other covenants, which were met at December 31, 2009. At December 31, 2009, the Company had no outstanding borrowings under the agreement.

At December 31, 2009, the Company, MFC, and other MFC subsidiaries had a committed line of credit through a group of banks totaling $250 million pursuant to a multi-year facility, which will expire in 2010. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, MFC is required to maintain certain minimum level of net worth, and MFC and the Company are required to comply with certain other covenants, which were met at December 31, 2009. At December 31, 2009, MFC and its subsidiaries, including the Company, had no outstanding borrowings under the agreement.

NOTE 8 -- RELATED PARTY TRANSACTIONS

REINSURANCE TRANSACTIONS

Effective December 31, 2008, the Company entered into an amended and restated reinsurance agreement with an affiliate, John Hancock Reassurance Company Limited ("JHRECO"), to reinsure 20% of the risk related to payout annuity policies issued January 1, 2008 through September 30, 2008 and 65% of the risk related to payout annuity policies issued prior to January 1, 2008. The reinsurance agreement is written on a modified coinsurance basis where the assets supporting the reinsured policies remain invested with the Company. Under the terms of the agreement, the Company recorded a reduction of $3,640 million in premiums in the Consolidated Statements of Operations and recorded a modified coinsurance reserve adjustment of $3,640 million, which reduced benefits to policyholders in the Consolidated Statements of Operations for the year ended December 31, 2008. As of December 31, 2008, the Company also recorded $55 million related to the cost of

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 8 -- RELATED PARTY TRANSACTIONS - (CONTINUED)

reinsurance, which was reported with reinsurance recoverables on the Consolidated Balance Sheets. The cost of reinsurance is being amortized into income through benefits to policyholders over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. The balance of unearned revenue related to the cost of reinsurance was $133 million as of December 31, 2009.

The Company reinsured certain portions of its long-term care insurance and group annuity contracts with JHRECO. The Company entered into these reinsurance contracts in order to facilitate its capital management process. These reinsurance contracts are written both on a funds withheld basis where the related financial assets remain invested at the Company and a modified coinsurance agreement. As of July 1, 2008, amendments were made to the contracts to update the calculation of investment income and the expense allowance to reflect current experience and practices. The Company recorded a liability for coinsurance amounts withheld from JHRECO of $4,158 million and $3,860 million at December 31, 2009 and 2008, respectively, on the Company's Consolidated Balance Sheets and recorded a reinsurance recoverable from JHRECO of $4,749 million and $4,130 million at December 31, 2009 and 2008, respectively, which was included with reinsurance recoverables on the Company's Consolidated Balance Sheets. Premiums ceded to JHRECO were $644 million, $656 million, and $651 million during the years ended December 31, 2009, 2008, and 2007, respectively. Claim reserves ceded to JHRECO were $603 million, $538 million, and $528 million during the years ended December 31, 2009, 2008, and 2007, respectively.

Effective October 1, 2008, the Company entered into a reinsurance agreement with an affiliate, Manulife Reinsurance (Bermuda) Limited ("MRBL"), to reinsure 75% of certain group annuity contracts in-force. The reinsurance agreement covers all contracts, excluding the guaranteed benefit rider, issued and in-force as of September 30, 2008. As the underlying contracts being reinsured are considered investment contracts, the agreement does not meet the criteria for reinsurance accounting and was classified as a financial instrument. Under the terms of the agreement, the Company received initial consideration of $1,495 million, which was classified as unearned revenue. Effective October 1, 2009, the original agreement was amended to increase the quota share percentage from 75% to 87%. Under the terms of the amended agreement, additional consideration of $250 million was due to the Company on December 31, 2009 and payable by MRBL no later than March 31, 2010. The Company recorded this amount as a receivable as of December 31, 2009. As a result of the amendment, the unearned revenue of $250 million as of September 30, 2009 was included with the balance of unearned revenue related to the initial consideration. These amounts are being amortized into income through other operating costs and expenses on a basis consistent with the manner in which the deferred policy acquisition costs on the underlying reinsured contracts are recognized. The balance of the unearned revenue liability was $1,705 million and $1,484 million as of December 31, 2009 and 2008, respectively.

Effective December 31, 2004, the Company entered into a reinsurance agreement with MRBL to reinsure 75% of the non-reinsured risk of the JHLICO closed block. The Company amended this treaty during 2008 to increase the portion of non-reinsured risk reinsured under this treaty to 90% and amended it during 2009 to provide additional surplus relief. The reinsurance agreement is written on a modified coinsurance basis where the related financial assets remain invested within the Company. As the reinsurance agreement does not subject the reinsurer to the reasonable possibility of significant loss, it was classified as financial reinsurance and given deposit-type accounting treatment with only the reinsurance risk fee being reported in other operating costs and expenses in the Consolidated Statements of Operations.

Effective December 31, 2003, the Company entered into a reinsurance agreement with MRBL to reinsure 90% of the non-reinsured risk of the JHUSA closed block. As approximately 90% of the mortality risk is covered under previously existing contracts with third-party reinsurers and the resulting limited mortality risk is inherent in the new contract with MRBL, it was classified as financial reinsurance and given deposit-type accounting treatment. The Company retained title to the invested assets supporting this block of business. These invested assets are held in trust on behalf of MRBL and are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. The amounts held at December 31, 2009 and 2008 were $2,290 million and $2,190 million, respectively, and are accounted for as invested assets available-for-sale.

Effective January 1, 2002, the Company entered into a 90% quota share reinsurance agreement with MRBL to reinsure a block of variable annuity business (the "Original Agreement"). The Original Agreement covered base contracts, but excluded the guaranteed benefit riders. The primary risk reinsured was investment and lapse risk with only limited coverage, of mortality risk. Accordingly, the contract was classified as financial reinsurance and given deposit-type accounting

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

treatment. Under the terms of the Original Agreement, the Company received a net ceding commission of $113 million for the year ended December 31, 2008. This amount was classified as unearned revenue and was being amortized into income as payments were made to MRBL. The Original Agreement was amended effective October 1, 2008, as discussed further below. As a result of the amendment, the unearned revenue balance of $580 million as of September 30, 2008 was included in the calculation of the cost of reinsurance, which was reported with reinsurance recoverables on the Consolidated Balance Sheets.

Effective October 1, 2008, the Company entered into an amended and restated variable annuity reinsurance agreement with MRBL. The base contracts continue to be reinsured on a modified coinsurance basis; however, MRBL now reinsures all substantial risks, including all guaranteed benefits, related to certain specified policies not already reinsured to third parties. Guaranteed benefit reinsurance coverage was apportioned in accordance with the reinsurance agreement provisions between modified coinsurance and coinsurance funds withheld as of December 31, 2009 and 2008. The assets supporting the reinsured policies remained invested with the Company. As of December 31, 2009 and 2008, respectively, the Company reported net ceded reserves and cost of reinsurance of $1,681 million and $792 million, which was included with reinsurance recoverables, a reinsurance payable to MRBL of $261 million and $781 million, which was included with amounts due to affiliates, and a liability for coinsurance funds withheld of $194 million and $285 million on the Consolidated Balance Sheets. The net MRBL reinsurance recoverable includes the impact of ongoing reinsurance cash flows and is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies with changes to ceded reserves and cost of reinsurance recognized as a component of benefits to policyholders on the Consolidated Statements of Operations.

SERVICE AGREEMENTS

The Company has formal service agreements with MFC and MLI, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC and MLI on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting, and certain other administrative services. Costs incurred under the agreements were $394 million, $374 million, and $336 million for the years ended December 31, 2009, 2008, and 2007, respectively. As of December 31, 2009 and December 31, 2008, the Company had amounts payable to MFC and MLI of $10 million and amounts receivable from MFC and MLI of $8 million, respectively.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Consolidated Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

DEBT TRANSACTIONS

Pursuant to a subordinated surplus note dated September 30, 2008, the Company borrowed $110 million from an affiliate, John Hancock Financial Holdings (Delaware), Inc. ("JHFH"). The interest rate is fixed at 7%, and interest is payable semi-annually. The note matures on March 31, 2033. Interest expense was $8 million and $2 million for the years ended December 31, 2009 and 2008, respectively.

Pursuant to a subordinated surplus note dated September 30, 2008, the Company borrowed $295 million from JHFH. The interest rate is fixed at 7%, and interest is payable semi-annually. The note matures on March 31, 2033. Interest expense was $21 million and $5 million for the years ended December 31, 2009 and 2008, respectively.

On December 22, 2006, the Company issued a subordinated note to MHDLLC in the amount of $136 million due December 15, 2016 (the "Original Note"). Interest on the Original Note accrued at a variable rate equal to LIBOR plus 0.3% per annum calculated and reset quarterly on March 15, June 15, September 15, and December 15 and payable semi-annually on June 15 and December 15 of each year until December 15, 2011, and thereafter at a variable rate equal to LIBOR plus 1.3% per annum reset quarterly as aforesaid until payment in full. On September 30, 2008, the Original Note was converted to a subordinated surplus note on the same economic terms. Interest on the subordinated surplus note from October 1, 2008 until December 15, 2011 accrues at a variable rate equal to LIBOR plus 0.3% per annum calculated and reset quarterly on March 31, June 30, September 30, and December 31 and payable semi-annually on March 31 and September 30 of each year. Thereafter, interest accrues at a variable rate equal to LIBOR plus 1.3% per annum reset quarterly as aforementioned and

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

payable semi-annually on June 15 and September 15 of each year until payment in full. Interest expense was $2 million, $5 million, and $10 million for the years ended December 31, 2009, 2008, and 2007, respectively.

The issuance of surplus notes by the Company was approved by the Commissioner, and any payments of interest or principal on the surplus notes require the prior approval of the Commissioner. The surplus notes were included with amounts due to affiliates on the Consolidated Balance Sheets.

Pursuant to a demand note dated September 30, 2008, the Company loaned $295 million to JHFS. The interest rate is calculated at a fluctuating rate equal to 3-month LIBOR plus 50 basis points. Interest income was $4 million and $3 million for the years ended December 31, 2009 and 2008, respectively.

Pursuant to a senior promissory note dated March 1, 2007, the Company borrowed $477 million from MHDLLC. The note was repaid on September 30, 2008. Interest was calculated at a fluctuating rate equal to 3-month LIBOR plus 33.5 basis points. Interest expense was $13 million and $23 million for the years ended December 31, 2008 and 2007, respectively.

Pursuant to a short-term senior promissory note dated December 14, 2006, the Company borrowed $477 million from MHDLLC. The note was repaid on March 1, 2007. Interest expense was $5 million for the year ended December 31, 2007.

CAPITAL STOCK TRANSACTIONS

On September 30, 2008, the Company issued two shares of common stock to MIC for $477 million in cash.

OTHER

On December 10, 2008, the Company issued a dividend in-kind of $460 million to JHFS as repayment on an outstanding loan.

The Company, in the ordinary course of business, invests funds deposited by customers and manages the resulting invested assets for growth and income for customers. From time to time, successful investment strategies of the Company may attract deposits from affiliates of the Company. At December 31, 2009 and 2008, the Company managed approximately $6,098 million and $3,187 million of deposits from affiliates, respectively.

The Company operates a liquidity pool in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in the Liquidity Pool and Loan Facility Agreement effective November 13, 2007. The maximum aggregate amounts that the Company can accept into the Liquidity Pool are $5 billion in U.S. dollar deposits and $200 million in Canadian dollar deposits. Under the terms of the agreement, certain participants may receive advances from the Liquidity Pool up to certain predetermined limits. Interest payable on the funds will be reset daily to the one-month London Interbank Bid Rate.

The following table details the affiliates and their participation in the Company's Liquidity Pool:

                                                       DECEMBER 31,
                                                      -------------
                                                       2009    2008
                                                      ------   ----
                                                      (IN MILLIONS)
The Manufacturers Investment Corporation...........   $   87   $122
John Hancock Holdings (Delaware) LLC...............       42     14
Manulife Reinsurance Limited.......................      207    144
Manulife Reinsurance (Bermuda) Limited.............      993     54
Manulife Hungary Holdings KFT......................       65     44
John Hancock Life Insurance Company of Vermont.....       54     31
John Hancock Reassurance Company Limited...........      505     37
John Hancock Financial Holdings (Delaware), Inc. ..        6      3
                                                      ------   ----
   Total...........................................   $1,959   $449
                                                      ======   ====

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The balances above are reported on the Consolidated Balance Sheets as amounts due to affiliates.

Effective March 31, 1996, MLI provides a claims paying guarantee to certain U.S. policyholders. The Claims Guarantee Agreement was revoked effective August 13, 2008, but still remains in effect with respect to policies issued by the Company prior to that date.

On July 8, 2005, MFC fully and unconditionally guaranteed the Company's SignatureNotes, both those outstanding at that time and those to be issued subsequently. MFC's guarantee of the SignatureNotes is an unsecured obligation of MFC and is subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC's guarantee of the SignatureNotes. As a result of the guarantee by MFC, the Company is exempt from filing quarterly and annual reports with the SEC pursuant to SEC Rule 12h-5, and in lieu thereof, MFC reports condensed consolidating financial information regarding the Company in its quarterly and annual reports.

NOTE 9 -- REINSURANCE

The effect of reinsurance on life, health, and annuity premiums written and earned was as follows:

                                            YEARS ENDED DECEMBER 31,
                           ---------------------------------------------------------
                                  2009                2008                2007
                                PREMIUMS            PREMIUMS            PREMIUMS
                           -----------------   -----------------   -----------------
                           WRITTEN    EARNED   WRITTEN   EARNED    WRITTEN   EARNED
                           -------   -------   -------   -------   -------   -------
                                                 (IN MILLIONS)
Direct..................   $ 5,169   $ 5,171   $ 5,157   $ 5,157   $ 4,777   $ 4,785
Assumed.................     1,384     1,384     1,221     1,221     1,127     1,127
Ceded...................    (2,609)   (2,609)   (6,297)   (6,297)   (2,205)   (2,205)
                           -------   -------   -------   -------   -------   -------
   Net life, health, and
      annuity premiums..   $ 3,944   $ 3,946   $    81   $    81   $ 3,699   $ 3,707
                           =======   =======   =======   =======   =======   =======

For the years ended December 31, 2009, 2008, and 2007, benefits to policyholders under life, health, and annuity ceded reinsurance contracts were $2,668 million, $2,049 million, and $1,619 million, respectively.

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and provide additional capacity for growth.

On February 28, 1997, the Company sold a major portion of its group insurance business to UniCare Life & Health Insurance Company ("UniCare"), a wholly-owned subsidiary of WellPoint, Inc. The business sold included the Company's group accident and health business and related group life business, and Cost Care, Inc., Hancock Association Services Group, and Tri-State, Inc., all of which were indirect, wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UniCare through a 100% coinsurance agreement. The Company remains liable to its policyholders to the extent that UniCare does not meet its contractual obligations under the coinsurance agreement.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 10 -- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides a funded qualified defined benefit plan (the "Plan") that covers substantially all of its employees. Effective January 1, 2008, the John Hancock Financial Services, Inc. Pension Plan was renamed the John Hancock Pension Plan. Pursuant to the merger of JHFS into MIC, as discussed in Note 1, JHFS ceased to exist, and sponsorship of the Plan transferred to the Company effective January 1, 2010.

Historically, pension benefits were calculated utilizing a traditional formula. Under the traditional formula, benefits were provided based upon length of service and final average compensation. As of January 1, 2002, all defined benefit pension plans were amended to a cash balance basis. Under the cash balance formula, participants are credited with benefits equal to a percentage of eligible pay, as well as interest. Certain grandfathered employees are eligible to receive benefits based upon the greater of the traditional formula or cash balance formula. In addition, early retirement benefits are subsidized for certain grandfathered employees.

The Company's funding policy for its qualified defined benefit plan is to contribute annually an amount at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other applicable laws and generally not greater than the maximum amount that can be deducted for federal income tax purposes. In 2009, 2008, and 2007, no contributions were made to the qualified plan. The Company expects that no contributions will be made in 2010.

The Company also participates in an unfunded non-qualified defined benefit plan. Sponsorship of this plan transferred from JHFS to the Company effective January 1, 2010. This plan provides supplemental benefits in excess of the compensation limit outlined in the Internal Revenue Code for certain employees.

The Company's funding policy for its non-qualified defined benefit plan is to contribute an amount equal to the plan's benefit payments made during the year. The contribution to the non-qualified plan was $34 million, $33 million, and $34 million in 2009, 2008, and 2007, respectively. The Company expects to contribute approximately $41 million to its non-qualified pension plan in 2010.

The Company participates in a non-qualified defined contribution pension plan maintained by MFC, which was established as of January 1, 2008 with participant directed investment options. The expense for the new plan was $7 million in both 2009 and 2008. The prior non-qualified defined benefit plan was frozen except for grandfathered participants as of January 1, 2008, and the benefits accrued under the prior plan continue to be subject to the prior plan provisions.

The Company provides postretirement medical and life insurance benefits for its retired employees and their spouses through its participation in the John Hancock Financial Services, Inc. Employee Welfare Plan. Effective January 1, 2010, the plan was renamed the John Hancock Employee Welfare Plan and plan sponsorship was transferred from JHFS to the Company. Certain employees hired prior to January 1, 2005 who meet age and service criteria may be eligible for these postretirement benefits in accordance with the plan's provisions. The majority of retirees contribute a portion of the total cost of postretirement medical benefits. Life insurance benefits are based on final compensation subject to the plan maximum.

The welfare plan was amended effective January 1, 2007 whereby participants who had not reached a certain age and years of service with the Company were no longer eligible for such Company contributory benefits. Also, the number of years of service required to be eligible for the benefit was increased to 15 years for all participants. The future retiree life insurance coverage amount was frozen as of December 31, 2006.

The Company's policy is to fund its other postretirement benefits in amounts at or below the annual tax qualified limits. The contribution for the other postretirement benefits was $54 million, $59 million, and $58 million in 2009, 2008, and 2007, respectively.

The Company participates in qualified defined contribution plans for its employees who meet certain eligibility requirements. Sponsorship of these plans transferred from JHFS to the Company effective January 1, 2010. These plans include the Investment-Incentive Plan for John Hancock Employees and the John Hancock Savings and Investment Plan. The expense for the defined contribution plans was $19 million, $19 million, and $16 million in 2009, 2008, and 2007, respectively.

The Company uses a December 31 measurement date to account for its pension and other postretirement benefit plans.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

OBLIGATIONS AND FUNDED STATUS OF DEFINED BENEFIT PLANS

The amounts disclosed below represent the Company's share of the pension and other postretirement benefit plans described above:

                                                            YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                                               OTHER
                                                                           POSTRETIREMENT
                                                        PENSION BENEFITS      BENEFITS
                                                        ----------------   -------------
                                                         2009     2008      2009    2008
                                                        ------   ------    -----   -----
                                                                  (IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year .............   $2,237   $2,214    $ 573   $ 576
Service cost ........................................       30       30        1       1
Interest cost .......................................      128      129       33      34
Participant contributions ...........................       --       --        5       3
Actuarial loss (gain) ...............................      132       42       (8)     17
Plan amendments .....................................       --       (2)      --      --
Retiree drug subsidy ................................       --       --        3       4
Benefits paid .......................................     (173)    (176)     (59)    (62)
                                                        ------   ------    -----   -----
Benefit obligation at end of year ...................   $2,354   $2,237    $ 548   $ 573
                                                        ======   ======    =====   =====
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year ......   $1,628   $2,465    $ 245   $ 326
Actual return on plan assets ........................      354     (694)      61     (81)
Employer contributions ..............................       34       33       54      59
Participant contributions ...........................       --       --        5       3
Benefits paid .......................................     (173)    (176)     (59)    (62)
                                                        ------   ------    -----   -----
Fair value of plan assets at end of year ............   $1,843   $1,628    $ 306   $ 245
                                                        ======   ======    =====   =====
Funded status at end of year ........................   $ (511)  $ (609)   $(242)  $(328)
                                                        ======   ======    =====   =====
AMOUNTS RECOGNIZED ON CONSOLIDATED BALANCE SHEETS:
Assets ..............................................   $   --   $   --    $  --   $  --
Liabilities .........................................     (511)    (609)    (242)   (328)
                                                        ------   ------    -----   -----
Net amount recognized ...............................   $ (511)  $ (609)   $(242)  $(328)
                                                        ======   ======    =====   =====
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE
   INCOME:
Prior service cost ..................................   $  (29)  $  (32)   $  --   $  --
Net actuarial loss ..................................      739      789       29      71
                                                        ------   ------    -----   -----
Total ...............................................   $  710   $  757    $  29   $  71
                                                        ======   ======    =====   =====

The accumulated benefit obligation for all defined benefit plans was $2,329 million and $2,208 million at December 31, 2009 and 2008, respectively.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table provides information for pension plans with accumulated benefit obligations in excess of plan assets:

                                      DECEMBER 31,
                                    ---------------
                                     2009     2008
                                    ------   ------
                                     (IN MILLIONS)
Accumulated benefit obligation ..   $2,329   $2,208
Projected benefit obligation ....    2,354    2,237
Fair value of plan assets .......    1,843    1,628

COMPONENTS OF NET PERIODIC BENEFIT COST

                                                 YEARS ENDED DECEMBER 31,
                                        ------------------------------------------
                                                                      OTHER
                                                                  POSTRETIREMENT
                                           PENSION BENEFITS          BENEFITS
                                        ---------------------   ------------------
                                         2009    2008    2007   2009   2008   2007
                                        -----   -----   -----   ----   ----   ----
                                                       (IN MILLIONS)
Service cost ........................   $  30   $  30   $  33   $  1   $  1   $  2
Interest cost .......................     128     129     126     33     34     34
Expected return on plan assets ......    (175)   (181)   (183)   (26)   (26)   (25)
Special termination benefits ........      --      --       1     --     --     --
Curtailment gain ....................      --      --      (1)    --     --     --
Amortization of prior service cost ..      (3)     (3)     (2)    --     --     --
Recognized actuarial loss ...........       4       5       1     --     --     --
                                        -----   -----   -----   ----   ----   ----
Net periodic benefit cost ...........   $ (16)  $ (20)  $ (25)  $  8   $  9   $ 11
                                        =====   =====   =====   ====   ====   ====

The amounts included in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2010 were as follows:

                                                                 OTHER
                                                            POSTRETIREMENT
                                         PENSION BENEFITS      BENEFITS
                                         ----------------   --------------
                                                   (IN MILLIONS)
Amortization of prior service cost ...         $(4)               $--
Amortization of actuarial loss, net ..          15                 --
                                               ---                ---
Total ................................         $11                $--
                                               ===                ===

ASSUMPTIONS

Weighted-average assumptions used to determine benefit obligations were as follows:

                                                 YEARS ENDED DECEMBER 31,
                                            ---------------------------------
                                                                    OTHER
                                                               POSTRETIREMENT
                                            PENSION BENEFITS      BENEFITS
                                            ----------------   --------------
                                               2009   2008      2009   2008
                                               ----   ----      ----   ----
Discount rate............................      5.50%  6.00%     5.50%  6.00%
Rate of compensation increase............      4.35%  4.10%      N/A    N/A
Health care cost trend rate for following
   year..................................                       8.50%  8.50%
Ultimate trend rate......................                       5.00%  5.00%
Year ultimate rate reached...............                       2028   2016

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                                               OTHER
                                                                          POSTRETIREMENT
                                                    PENSION BENEFITS         BENEFITS
                                                   ------------------   ------------------
                                                   2009   2008   2007   2009   2008   2007
                                                   ----   ----   ----   ----   ----   ----
Discount rate...................................   6.00%  6.00%  5.75%  6.00%  6.00%  5.75%
Expected long-term return on plan assets........   8.00%  8.00%  8.25%  8.00%  8.00%  8.25%
Rate of compensation increase...................   4.10%  5.10%  4.00%   N/A    N/A    N/A
Health care cost trend rate for following year..                        8.50%  9.00%  9.50%
Ultimate trend rate.............................                        5.00%  5.00%  5.00%
Year ultimate rate reached......................                         2016   2016  2016

The overall expected long-term rate of return on plan assets assumption reflects the Company's best estimate. The general approach used to develop the assumption takes into consideration the allocation of assets held on the measurement date, plus the target allocation of expected contributions to the plan for the upcoming fiscal year, net of investment expenses. The rate is calculated using historical weighted-average real returns for each significant class of plan assets including the effects of continuous reinvestment of earnings. In addition, the calculation includes a long-term expectation of general inflation. Current market conditions and published commentary are also considered when assessing the reasonableness of the overall expected long-term rate of return on plan assets assumption.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                        ONE-PERCENTAGE   ONE-PERCENTAGE
                                                                        POINT INCREASE   POINT DECREASE
                                                                        --------------   --------------
                                                                                 (IN MILLIONS)
Effect on total service and interest costs in 2009...................         $ 1             $ (1)
Effect on postretirement benefit obligation as of December 31, 2009..          20              (17)

PLAN ASSETS

The Company's overall investment strategy is to achieve a mix of approximately 94% of investments for long-term growth and 6% for near-term benefit payments, with a wide diversification of asset types, fund strategies, and fund managers.

The target allocations for plan assets are 52% equity securities, 35% fixed income securities, and 13% to all other types of investments. Equity securities primarily include investments in large-cap, mid-cap, and small-cap companies primarily located in the United States. Fixed income securities include corporate bonds of companies from a diverse range of industries, mortgage-backed securities, and U.S. Treasuries. Other types of investments include investments in private equity funds and timber and agriculture investments that follow several different strategies.

Pension plan assets of $702 million and $617 million at December 31, 2009 and 2008, respectively, were investments managed by related parties. Welfare plan assets of $185 million and $132 million at December 31, 2009 and 2008, respectively, were investments in related parties.

The plans do not own any of the Company's or MFC's common stock at December 31, 2009 and 2008.

FAIR VALUE MEASUREMENTS

VALUATION HIERARCHY

Following ASC 820 guidance, fair value measurements of pension and other postretirement benefit plan assets are categorized according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the plans' valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 10 -- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS - (CONTINUED)

The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets identical to those being measured.

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. These include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.), and inputs that are derived from or corroborated by observable market data.

- Level 3 - Fair value measurements using significant nonmarket observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk. Level 3 securities include less liquid securities and impaired securities, as well as lower quality securities that have little or no price transparency.

DETERMINATION OF FAIR VALUE

The valuation methodologies used to determine the fair values of plan assets under the exit value approach of ASC 820 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the plans use quoted market prices to determine fair value and classify such items within Level 1. If quoted market prices are not available, fair value is based upon matrix pricing models which discount expected cash flows utilizing independently-sourced market interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The plans classify financial instruments in Level 3 of the fair value hierarchy when there is an unobservable input to the valuation model that is significant to the fair value measurement in its entirety. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments also typically rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy:

DOMESTIC EQUITY - Includes investments in separate accounts and common/collective trusts. Separate account fair values are determined by the fair value of the underlying assets. Underlying domestic equity assets are valued based on observable quoted prices in active markets, and these separate account investments are included in Level 1. Collective trust fair values are determined monthly and bi-monthly based on observable quoted prices in an inactive market, and these investments are included in Level 2.

INTERNATIONAL EQUITY - Includes investments in mutual funds and common/collective trusts. Mutual fund fair values are determined based upon observable net asset values ("NAV"), and these investments are included in Level
1. Collective trust fair values are determined monthly and bi-monthly based on observable quoted prices in an inactive market, and these investments are included in Level 2.

DOMESTIC FIXED INCOME - Includes investments in mutual funds and separate accounts of the group annuity contract. Mutual fund fair values are determined based upon observable NAV, and these investments are included in Level 1. Fair values of investments in separate accounts of the group annuity contract are based upon the fair value of underlying assets. Underlying domestic fixed-income investments are valued based on observable quoted prices in active and inactive markets, as well as observable market inputs other than quoted prices. These investments are included in Level 2.

INTERNATIONAL FIXED INCOME - Includes investments in mutual funds and separate accounts of the group annuity contract. Mutual fund fair values are determined based upon observable NAV, and these investments are included in Level 1. Fair values of investments in separate accounts of the group annuity contract are based upon the fair value of underlying assets. Underlying

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

international fixed-income investments are valued based on observable quoted prices in active markets, as well as observable market inputs other than quoted prices. These investments are included in Level 2.

PRIVATE EQUITY - Fair values are determined based upon market inputs other than quoted prices and significant unobservable assumptions. Private equity investments are included in Level 3.

TIMBER/AGRICULTURE - Fair values are determined based upon market inputs other than quoted prices and significant unobservable assumptions. Timber/agriculture investments are included in Level 3.

CASH AND CASH EQUIVALENTS - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments. Cash and cash equivalents are included in Level 1.

401(H) ACCOUNT NET ASSETS - Fair values are determined based upon the fair values of the investments held in the Plan, as described above. The 401(h) account net assets are included in Level 1, Level 2, or Level 3.

The fair value of the Company's pension plan assets at December 31, 2009 and December 31, 2008, by asset category is as follows:

                                                 DECEMBER 31, 2009
                                     ----------------------------------------
                                       TOTAL
                                     FAIR VALUE   LEVEL 1   LEVEL 2   LEVEL 3
                                     ----------   -------   -------   -------
                                                  (IN MILLIONS)
Assets:
   Cash and cash equivalents......     $   26      $ 26      $ --      $ --
   Equity
      Domestic....................        783       331       452        --
      International...............        268       108       160        --
   Fixed Income
      Domestic (a)................        437       142       215        80
      International (b)...........        121        80        41        --
   Other Types of Investments
      Private Equity (c)..........        129        --        --       129
      Timber / Agriculture (d)....         79        --        --        79
                                       ------      ----      ----      ----
Total Assets at Fair Value........     $1,843      $687      $868      $288
                                       ======      ====      ====      ====

                                                DECEMBER 31, 2008
                                     ----------------------------------------
                                       TOTAL
                                     FAIR VALUE   LEVEL 1   LEVEL 2   LEVEL 3
                                     ----------   -------   -------   -------
                                                     (IN MILLIONS)
Assets:
   Cash and cash equivalents......     $   18      $ 18      $ --      $ --
   Equity
      Domestic....................        633       322       311        --
      International...............        209        81       128        --
   Fixed Income
      Domestic (e)................        430       131       226        73
      International (f)...........        116        74        42        --
   Other Types of Investments
      Private Equity (c)..........        150        --        --       150
      Timber / Agriculture (d)....         72        --        --        72
                                       ------      ----      ----      ----
Total Assets at Fair Value........     $1,628      $626      $707      $295
                                       ======      ====      ====      ====

(a) This category consists of approximately 40% corporate bonds from U.S. issuers in diverse industries, 18% invested in the general account of the Company, 13% mortgage-backed securities, 13% U.S. Treasuries and other government debt, 9% cash and other domestic fixed income investments, and 7% sovereign debt. Investments in the general account of the Company consist primarily of domestic fixed income securities.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(b) This category consists of approximately 95% sovereign debt, with the remaining 5% invested in foreign currency and other international fixed income investments.

(c) This category consists of limited partnerships with buyout, mezzanine, and fund-of-fund private equity investments.

(d) This category consists of limited partnerships with timber and agriculture investments.

(e) This category consists of approximately 32% corporate bonds from U.S. issuers in diverse industries, 29% mortgage-backed securities, 17% invested in the general account of the Company, 14% cash and other domestic fixed income investments, 7% U.S. Treasuries and other government debt, and 1% sovereign debt. Investments in the general account of the Company consist primarily of domestic fixed income securities.

(f) This category consists of approximately 94% sovereign debt, with the remaining 6% invested in foreign currency and other international fixed income investments.

The changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2009 are summarized as follows:

                                                                 DOMESTIC     PRIVATE     TIMBER /
                                                               FIXED INCOME   EQUITY    AGRICULTURE
                                                               ------------   -------   -----------
                                                                           (IN MILLIONS)
Balance at January 1, 2009..................................       $ 73        $150        $72
   Actual return on plan assets:
      Relating to assets still held at the reporting date...         18         (19)         6
      Relating to assets sold during the period.............         --           5          2
   Purchases, sales, and settlements........................        (11)         (7)        (1)
   Transfers in and/or out of Level 3.......................         --          --         --
                                                                   ----        ----        ---
Balance at December 31, 2009................................       $ 80        $129        $79
                                                                   ====        ====        ===

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The fair value of the Company's other postretirement benefit plan assets at December 31, 2009 and December 31, 2008, by asset category is as follows:

                                                 DECEMBER 31, 2009
                                     ----------------------------------------
                                        TOTAL
                                     FAIR VALUE   LEVEL 1   LEVEL 2   LEVEL 3
                                     ----------   -------   -------   -------
                                                   (IN MILLIONS)
Assets:
   Cash and cash equivalents......      $ 23        $23      $ --       $--
   Equity
      Domestic ...................       129         14       115        --
      International...............        22         11        11        --
   Fixed Income
      Domestic (a)................       124         24        98         2
      International (b)...........         3          2         1        --
   Other Types of Investments
      Private Equity (c)..........         3         --        --         3
      Timber / Agriculture (d)....         2         --        --         2
                                        ----        ---      ----       ---
Total Assets at Fair Value........      $306        $74      $225       $ 7
                                        ====        ===      ====       ===

                                                  DECEMBER 31, 2008
                                     ----------------------------------------
                                        TOTAL
                                     FAIR VALUE   LEVEL 1   LEVEL 2   LEVEL 3
                                     ----------   -------   -------   -------
                                                   (IN MILLIONS)
Assets:
   Cash and cash equivalents......      $ 20        $20      $ --       $--
   Equity
      Domestic....................        99         11        88        --
      International...............        17          9         8        --
   Fixed Income
      Domestic (e)................       102         21        79         2
      International (f)...........         2          1         1        --
   Other Types of Investments
      Private Equity (c)..........         3         --        --         3
      Timber / Agriculture (d)....         2         --        --         2
                                        ----        ---      ----       ---
Total Assets at Fair Value........      $245        $62      $176       $ 7
                                        ====        ===      ====       ===

(a) This category consists of approximately 44% corporate bonds from U.S. issuers in diverse industries, 27% mortgage-backed securities, 17% U.S. Treasuries and other government debt, 6% cash and other domestic fixed income investments, 4% sovereign debt, and 2% invested in the general account of the Company. Investments in the general account of the Company consist primarily of domestic fixed income securities.

(b) This category consists of approximately 95% sovereign debt, with the remaining 5% invested in foreign currency and other international fixed income investments.

(c) This category consists of limited partnerships with buyout, mezzanine, and fund-of-fund private equity investments.

(d) This category consists of limited partnerships with timber and agriculture investments.

(e) This category consists of approximately 49 % mortgage-backed securities, 35% corporate bonds from U.S. issuers in diverse industries, 10% U.S. Treasuries and other government debt, 4% cash and domestic fixed equities, 1% sovereign debt, and 1% invested in the general account of the Company. Investments in the general account of the Company consist primarily of domestic fixed income securities.

(f) This category consists of approximately 94% sovereign debt, with the remaining 6% invested in foreign currency and other international fixed income investments.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The fair value of Level 3 assets measured on a recurring basis at December 31, 2009 of $7 million is unchanged from the fair value reported at December 31, 2008.

RISK MANAGEMENT PRACTICES AND INVESTMENT GOALS

Investment allocation decisions for plan assets are made in accordance with the criteria and limitations set forth in the most recent Statement of Investment Policies and Procedures (the "Statement"), as amended and restated effective November 17, 2009. The Company relies on the Statement to set forth guidelines for adopting and maintaining certain funding policies in accordance with the provisions of ERISA and to ensure that the Plan maintains sufficient amounts to meet the obligations of the Plan as they come due.

The Company's board of directors has delegated the fiduciary oversight responsibility of the Plan to the U.S. Benefits Committee (the "Committee"), which in turn, established and actively monitors specialized subcommittees to ensure continued prudent and effective management of the Plan. One such subcommittee, the Investment Committee, is responsible for diversification of plan assets to achieve a suitable combination of investment risk and rate of return for the exclusive benefit of plan participants and beneficiaries. In order to satisfy the Plan's ongoing obligations and minimize the likelihood of a significant deterioration in the Plan's funded status resulting from capital market activity, the Investment Committee retains an Investment Advisor, John Hancock Investment Management Services, LLC, a subsidiary of the Company, to assist in the overall strategic investment direction of the fund.

INVESTMENT POLICIES AND STRATEGIES

The overall investment policies and strategies of the Plan are based on the guiding principle of diversification. Plan investments are allocated primarily between the major asset classes of fixed income and equity, with a relatively smaller proportion of investments in alternative asset classes. These investments fall into two broad categories within the context of the current asset allocation policy.

LIABILITY-HEDGING ASSETS - These assets consist primarily of fixed income investments, such as bonds, that generally have characteristics similar to pension liabilities, including predictable cash flows and comparable durations. In addition to capital preservation, the payment streams provided by liability-hedging assets are used to satisfy plan obligations as they become due.

RETURN-SEEKING ASSETS - All non-fixed income investments, such as equities and certain alternative asset classes, fall into this category. In pursuing these investments, the Plan seeks to experience higher returns from appreciation in asset values. Historically, the long-term rate of return on equities has been higher than most investment grade fixed income securities. The increased yield comes at the expense of increased volatility and unpredictability in cash flows.

The Plan's current asset allocation policy is formalized in the most recent Statement, and it is based on an assessment of the Plan's long-term goals and desired risk levels.

ASSET CLASS            INITIAL TARGET   DYNAMIC POLICY CATEGORY
-----------            --------------   -----------------------
U.S equity                  39%          Return-Seeking Assets
International equity        13%          Return-Seeking Assets
Alternatives                13%          Return-Seeking Assets
                           ---
Total                       65%
Fixed Income                35%         Liability-Hedging Assets
                           ---
Total                      100%

The Investment Committee intends for the preceding target asset allocation to adjust periodically based on the funded status of the Plan and reviews the funded ratio and asset allocation for the Plan on a monthly basis. Theoretically, an overfunded pension plan would not require the same level of capital appreciation from invested assets as an underfunded plan. As such, the Plan's asset allocation policy is dynamic, in that the asset allocations are revised in response to the funded status of the plan. The policy is intended to facilitate the Plan's long-term goal of reaching and maintaining fully funded status.

PERMITTED AND PROHIBITED INVESTMENTS

Plan investments are permitted to be made either directly, through pooled or mutual funds, or through insurance contracts, and both active and passive strategies may be used. In order to fulfill its fiduciary responsibility and to ensure that plan assets

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 10 -- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS - (CONTINUED)

are invested prudently, the Committee has compiled a list of prohibited investments, as well as placed constraints on certain permitted investments. Moreover, the Plan is not permitted to borrow funds to acquire securities or otherwise deal in margin trading. Additional restrictions and constraints, by asset class, are outlined below.

Fixed Income

The Plan's fixed income exposure is achieved through investments in separate accounts or mutual funds. For securities held in separate accounts, the combined market value of any individual investments, as a percentage of the aggregate market value of all fixed income investments, is not to exceed the maximum quality limits outlined below. Each mutual fund investment is governed by its own prospectus, and therefore not subject to these quality limits.

INVESTMENT RATING   MAXIMUM LIMIT
-----------------   -------------
AAA                     100%
AA                       90%
A                        75%
BBB & Lower              45%
BB & Lower                8%

Equities

The Plan's domestic and international equity investments are required to be fully diversified across sectors and countries at all times. In addition, the Plan is prohibited from acquiring more than 7.5% of the outstanding securities of any one company. The Plan is also prohibited from holding greater than 10% of its assets in the form of MFC stock.

Derivatives, Options, and Futures

The use of derivatives is permitted for the purpose of hedging investment risks, including market, interest rate, credit, liquidity, and currency risks. Derivatives may also be used to replicate direct investments, in instances where the Plan will benefit from lower costs or transactional ease. Conversely, the use of derivatives to create leverage for speculative purposes is prohibited. The Plan is also required to hold cash and cash equivalents equal to the underlying market exposure of derivatives, net of margin funds. The Plan is permitted to invest in options and futures on any securities that are not specifically prohibited by the Statement, but it is prohibited from selling derivatives on securities it does not own.

Investments in Other Assets

Pursuant to the asset allocation policy, the Plan is permitted to make investments in alternative asset classes. The Plan is permitted to invest in private equity, power and infrastructure equity, timber and agricultural investments, but hedge funds are prohibited. The Investment Committee is required to approve any proposed investments in other assets that are not specifically permitted above.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

CASH FLOWS

Expected Future Benefit Payments for Defined Benefit Plans

Projections for benefit payments for the next ten years are as follows:

                                                                      OTHER
                                                                  POSTRETIREMENT
                                                                    BENEFITS-
                                         OTHER POSTRETIREMENT     MEDICARE PART D
                    PENSION BENEFITS    BENEFITS GROSS PAYMENTS      SUBSIDY
                    ----------------    -----------------------   ---------------
                                            (IN MILLIONS)
2010.............         $210                   $ 49                   $ 3
2011.............          202                     49                     3
2012.............          197                     49                     4
2013.............          197                     49                     4
2014.............          195                     48                     4
2015-2019........          957                    227                    18

NOTE 11 -- COMMITMENTS, GUARANTEES, CONTINGENCIES, AND LEGAL PROCEEDINGS

COMMITMENTS. The Company has extended commitments to purchase U.S. private debt and to issue mortgage loans on real estate totaling $1,711 million and $11 million, respectively, at December 31, 2009. If funded, loans related to real estate mortgages would be fully collateralized by the mortgaged properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The majority of these commitments expire in 2010.

The Company leases office space under non-cancelable operating lease agreements of various expiration dates. Rental expenses, net of sub-lease income, were $26 million, $22 million, and $24 million for the years ended December 31, 2009, 2008, and 2007, respectively.

During 2001, the Company entered into an office ground lease agreement, which expires on September 20, 2096. The terms of the lease agreement provide for adjustments in future periods. The future minimum lease payments, by year and in the aggregate, under the remaining ground lease and other non-cancelable operating leases along with the associated sub-lease income are as follows:

                        NON-
                    CANCELABLE
                     OPERATING   SUB-LEASE
                      LEASES       INCOME
                    ----------   ----------
                        (IN MILLIONS)
2010.............     $ 52         $17
2011.............       46          17
2012.............       43          17
2013.............       40          17
2014.............       30          14
Thereafter.......      207           4
                      ----         ---
Total............     $418         $86
                      ====         ===

GUARANTEES. In the course of business, the Company enters into guarantees which vary in nature and purpose and which are accounted for and disclosed under U.S. GAAP specific to the insurance industry. The Company had no material guarantees outstanding outside the scope of insurance accounting at December 31, 2009.

CONTINGENCIES. The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the years ended December 31, 2009 and 2008, the Company increased this provision by $186 million and $192 million, net of tax, respectively. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 11 -- COMMITMENTS, GUARANTEES, CONTINGENCIES, AND LEGAL PROCEEDINGS - (CONTINUED)

tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated $282 million at December 31, 2009. See Note 19 -- Subsequent Events.

The Company owns an 80% interest in Phipps Tower Associates LLC, a limited liability company formed for the purpose of development, construction, leasing, and operation of Phipps Tower, an office building located in Atlanta, Georgia. The construction of Phipps Tower will be substantially complete in early 2010. Under an LLC agreement entered into by the Company with its partner developer, both parties have rights to a one-time put/call option when the project has achieved its stabilization stage, defined as when 85% of the gross rentable area of the building has been leased and the tenants under such leases have accepted delivery of the demised premises. At that time, the Company may exercise its call option to purchase the partner developer's interest in the project, and the partner developer may exercise its put option and sell its interest to the Company. If on or before March 5, 2013 the stabilization stage has not been achieved, or stabilization has been achieved but options have not been exercised, the Company is obligated to purchase the partner developer's entire interest (20%) in the project for the greater of the project cost or 95% of market value at the time of the buyout. The current estimated minimum amount that the Company would be required to pay is $8 million. This estimate is 20% of the $135 million cost of construction, net of $95 million of related loans payable.

LEGAL PROCEEDINGS. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, an employer, and a taxpayer. In addition, state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority, and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.

NOTE 12 -- SHAREHOLDER'S EQUITY

CAPITAL STOCK

The Company has two classes of capital stock, preferred stock and common stock. All of the outstanding preferred and common stock of the Company is owned by MIC, its parent.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 12 -- SHAREHOLDER'S EQUITY - (CONTINUED)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) were as follows:

                                                                                       ADDITIONAL
                                                             NET                      PENSION AND
                                                         ACCUMULATED     FOREIGN     POSTRETIREMENT    ACCUMULATED
                                        NET UNREALIZED   GAIN (LOSS)     CURRENCY     UNRECOGNIZED        OTHER
                                          INVESTMENT       ON CASH     TRANSLATION    NET PERIODIC    COMPREHENSIVE
                                        GAINS (LOSSES)   FLOW HEDGES    ADJUSTMENT    BENEFIT COST    INCOME (LOSS)
                                        --------------   -----------   -----------   --------------   -------------
                                                                       (IN MILLIONS)
BALANCE AT JANUARY 1, 2007 ..........        $ 477           $295          $31            $113            $  916
Gross unrealized investment gains
   (net of deferred income tax
   expense of $230 million) .........          428             --           --              --               428
Reclassification adjustment for gains
   realized in net income (net of
   deferred income tax benefit of
   $124 million) ....................         (229)            --           --              --              (229)
Adjustment for policyholder
   liabilities (net of deferred
   income tax expense of $3
   million) .........................            4             --           --              --                 4
Adjustment for deferred policy
   acquisition costs, deferred sales
   inducements, value of business
   acquired, and unearned revenue
   liability (net of deferred income
   tax benefit of $28 million) ......          (53)            --           --              --               (53)
Adjustment for policyholder dividend
   obligation (net of deferred income
   tax benefit of $27 million) ......          (50)            --           --              --               (50)
                                             -----           ----          ---            ----            ------
Net unrealized investment gains .....          100             --           --              --               100
Foreign currency translation
   adjustment .......................           --             --           (4)             --                (4)
Pension and postretirement benefits:
   Change in prior service cost (net
      of deferred income tax expense
      of $13 million) ...............           --             --           --              24                24
   Change in net actuarial gain
      (net of deferred income tax
      benefit of $4 million) ........           --             --           --              (8)               (8)
Net gains on the effective portion of
   the change in fair value of cash
   flow hedges (net of deferred
   income tax expense of $39
   million) .........................           --             71           --              --                71
Reclassification of net cash flow
   hedge gains to net income (net of
   deferred income tax benefit of
   $8 million) ......................           --            (16)          --              --               (16)
                                             -----           ----          ---            ----            ------
BALANCE AT DECEMBER 31, 2007 ........        $ 577           $350          $27            $129            $1,083
                                             =====           ====          ===            ====            ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                       ADDITIONAL
                                                             NET                      PENSION AND
                                                         ACCUMULATED     FOREIGN     POSTRETIREMENT    ACCUMULATED
                                        NET UNREALIZED   GAIN (LOSS)     CURRENCY     UNRECOGNIZED        OTHER
                                          INVESTMENT       ON CASH     TRANSLATION    NET PERIODIC    COMPREHENSIVE
                                        GAINS (LOSSES)   FLOW HEDGES    ADJUSTMENT    BENEFIT COST    INCOME (LOSS)
                                        --------------   -----------   -----------   --------------   -------------
                                                                       (IN MILLIONS)
BALANCE AT JANUARY 1, 2008 ..........       $   577         $  350         $ 27           $ 129          $ 1,083
Gross unrealized investment losses
   (net of deferred income tax
   benefit of $1,574 million) .......        (2,932)            --           --              --           (2,932)
Reclassification adjustment for gains
   realized in net income (net of
   deferred income tax benefit of
   $101 million) ....................          (187)            --           --              --             (187)
Adjustment for policyholder
   liabilities (net of deferred
   income tax expense of $87
   million) .........................           162             --           --              --              162
Adjustment for deferred policy
   acquisition costs, deferred sales
   inducements, value of business
   acquired, and unearned revenue
   liability (net of deferred income
   tax expense of $216 million) .....           403             --           --              --              403
Adjustment for policyholder dividend
   obligation (net of deferred income
   tax expense of $11 million) ......            20             --           --              --               20
                                            -------         ------         ----           -----          -------
Net unrealized investment losses ....        (2,534)            --           --              --           (2,534)
Foreign currency translation
   adjustment .......................            --             --          (23)             --              (23)
Pension and postretirement benefits:
   Change in prior service cost (net
      of deferred income tax benefit
      of $1 million) ................            --             --           --              (1)              (1)
   Change in net actuarial loss (net
      of deferred income tax benefit
      of $359 million) ..............            --             --           --            (666)            (666)
Net gains on the effective portion of
   the change in fair value of cash
   flow hedges (net of deferred
   income tax expense of $586
   million) .........................            --          1,086           --              --            1,086
Reclassification of net cash flow
   hedge gains to net income (net of
   deferred income tax benefit of
   $17 million) .....................            --            (31)          --              --              (31)
                                            -------         ------         ----           -----          -------
BALANCE AT DECEMBER 31, 2008 ........       $(1,957)        $1,405         $  4           $(538)         $(1,086)
                                            =======         ======         ====           =====          =======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                       ADDITIONAL
                                                             NET                      PENSION AND
                                                         ACCUMULATED     FOREIGN     POSTRETIREMENT    ACCUMULATED
                                        NET UNREALIZED   GAIN (LOSS)     CURRENCY     UNRECOGNIZED        OTHER
                                          INVESTMENT       ON CASH     TRANSLATION    NET PERIODIC    COMPREHENSIVE
                                        GAINS (LOSSES)   FLOW HEDGES    ADJUSTMENT    BENEFIT COST    INCOME (LOSS)
                                        --------------   -----------   -----------   --------------   -------------
                                                                       (IN MILLIONS)
BALANCE AT JANUARY 1, 2009 ..........       $(1,957)       $ 1,405         $ 4            $(538)         $(1,086)
Gross unrealized investment gains
   (net of deferred income tax
   expense of $1,400 million) .......         2,600             --          --               --            2,600
Reclassification adjustment for
   losses realized in net income (net
   of deferred income tax expense of
   $109 million) ....................           202             --          --               --              202
Adjustment for policyholder
   liabilities (net of deferred
   income tax benefit of $59
   million) .........................          (110)            --          --               --             (110)
Adjustment for deferred policy
   acquisition costs, deferred sales
   inducements, value of business
   acquired, and unearned revenue
   liability (net of deferred income
   tax benefit of $289 million) .....          (537)            --          --               --             (537)
                                            -------        -------         ---            -----          -------
Net unrealized investment gains .....         2,155             --          --               --            2,155
Foreign currency translation
   adjustment .......................            --             --           5               --                5
Pension and postretirement benefits:
   Change in prior service cost (net
      of deferred income tax benefit
      of $1 million) ................            --             --          --               (2)              (2)
   Change in net actuarial loss (net
      of deferred income tax expense
      of $31 million) ...............            --             --          --               60               60
   Net unrealized gain on split-
      dollar life insurance benefit
      (net of deferred income tax
      expense of $1 million) ........            --             --          --                2                2
Net losses on the effective portion
   of the change in fair value of
   cash flow hedges (net of deferred
   income tax benefit of $538
   million) .........................            --         (1,000)         --               --           (1,000)
Reclassification of net cash flow
   hedge gains to net income (net of
   deferred income tax benefit of
   $3 million) ......................            --             (5)         --               --               (5)
                                            -------        -------         ---            -----          -------
BALANCE AT DECEMBER 31, 2009 ........       $   198        $   400         $ 9            $(478)         $   129
                                            =======        =======         ===            =====          =======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 12 -- SHAREHOLDER'S EQUITY - (CONTINUED)

Net unrealized investment gains (losses) included on the Company's Consolidated Balance Sheets as a component of shareholder's equity are summarized below:

                                                                                      DECEMBER 31,
                                                                                ------------------------
                                                                                 2009     2008     2007
                                                                                -----   -------   ------
                                                                                      (IN MILLIONS)
Balance, end of year comprises:
   Unrealized investment gains (losses) on:
      Fixed maturities.......................................................   $ 547   $(3,345)  $  815
      Equity securities......................................................     249       (79)     461
      Other investments......................................................      (3)      (91)       4
                                                                                -----   -------   ------
   Total (1).................................................................     793    (3,515)   1,280
Amounts of unrealized investment gains (losses) attributable to:
      Deferred policy acquisition costs, deferred sales inducements, value of
         business acquired, and unearned revenue liability...................    (368)      458     (159)
      Policyholder liabilities...............................................    (121)       49     (200)
      Policyholder dividend obligation.......................................      --        --      (31)
      Deferred income taxes..................................................    (106)    1,051     (313)
                                                                                -----   -------   ------
   Total.....................................................................    (595)    1,558     (703)
                                                                                -----   -------   ------
Net unrealized investment gains (losses).....................................   $ 198   $(1,957)  $  577
                                                                                =====   =======   ======

(1) Includes unrealized investment gains (losses) on invested assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. See Note 8 -- Related Party Transactions, for information on the associated MRBL reinsurance agreement.

STATUTORY RESULTS

The Company and its wholly-owned subsidiaries, John Hancock Life Insurance Company of New York and John Hancock Life & Health Insurance Company, are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance departments of their states of domicile, which are Michigan, New York, and Massachusetts, respectively.

At December 31, 2008, JHUSA, with the explicit permission of the Commissioner, used the implied forward rates from the rolling average of the swap rates that have been observed over the past three years instead of the implied forward rates from the swap curve observed at December 31, 2008 for purposes of its C-3 Phase II calculation. The impact of using this approach was a $53 million decrease in JHUSA's authorized control level risk-based capital as of December 31, 2008. This permitted practice was effective for reporting periods beginning on or after December 31, 2008 and ended September 30, 2009.

At December 31, 2008, JHUSA, with the explicit permission of the Commissioner, recorded an increase in the net admitted deferred tax asset ("DTA") instead of the deferred tax calculation required by prescribed statutory accounting practices. If the net admitted DTA was reflected on the statutory balance sheet based on prescribed practices, the DTA and statutory surplus at December 31, 2008 would both be decreased by $84 million. The permitted practice had no effect on statutory net income. This permitted practice was effective for reporting periods beginning on or after December 31, 2008 and ended September 30, 2009.

The Company's risk-based capital ratio of total adjusted capital to company action level risk-based capital was in excess of 300% at December 31, 2009.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Unless approved by the Commissioner prior to payment, dividends to the shareholder shall be declared or paid only from the Company's earned surplus. Dividends to the shareholder that may be paid without prior approval of the Commissioner are limited by the laws of the State of Michigan. Such dividends are permissible if, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of the Company's surplus as of December 31 of the preceding year, or the net gain from operations for the 12 month period ending December 31 of the immediately preceding year.

NOTE 13 -- SEGMENT INFORMATION

The Company operates in the following three business segments: (1) Insurance and
(2) Wealth Management, which primarily serve retail customers and institutional customers and (3) Corporate and Other, which includes the institutional advisory business, the remaining international insurance operations, the reinsurance operations, and the corporate account.

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets, and distribution channels.

INSURANCE SEGMENT. Offers a variety of individual life insurance products, including participating whole life, term life, universal life, and variable life insurance, and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

WEALTH MANAGEMENT SEGMENT. Offers individual and group annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, institutional advisory accounts, and privately managed accounts. These products are distributed through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

This segment also offers a variety of retirement products to qualified defined benefit plans, defined contribution plans, and non-qualified buyers, including guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund-type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products.

These products are distributed through a combination of dedicated regional representatives, pension consultants, and investment professionals. The segment's consumer notes program is distributed primarily through brokers affiliated with the Company and securities brokerage firms.

CORPORATE AND OTHER SEGMENT. Primarily consists of the Company's remaining international insurance operations, certain corporate operations, the institutional advisory business, reinsurance operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments, and certain non-recurring expenses not allocated to the segments. Reinsurance refers to the transfer of all or part of certain risks related to policies issued by the Company to a reinsurer or to the assumption of risk from other insurers. The disposed business primarily consists of group health insurance and related group life insurance, property and casualty insurance, and selected broker-dealer operations.

The accounting policies of the segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following table summarizes selected financial information by segment for the periods indicated. Included in the Insurance Segment for all periods presented are the assets, liabilities, revenues, and expenses of the closed blocks. For additional information on the closed blocks, see Note 6 -- Closed Blocks.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                              WEALTH     CORPORATE
                                                                                INSURANCE   MANAGEMENT   AND OTHER     TOTAL
                                                                                ---------   ----------   ---------   --------
                                                                                                (IN MILLIONS)
2009
   Revenues from external customers .........................................    $ 4,366     $  2,652     $   535    $  7,553
   Net investment income ....................................................      2,265        1,624         457       4,346
   Net realized investment and other losses .................................       (732)      (1,103)         (2)     (1,837)
   Inter-segment revenues ...................................................         --            1          (1)         --
                                                                                 -------     --------     -------    --------
   Revenues .................................................................    $ 5,899     $  3,174     $   989    $ 10,062
                                                                                 =======     ========     =======    ========
   Total net (loss) income ..................................................    $  (258)    $    412     $   157    $    311
                                                                                 =======     ========     =======    ========
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees accounted for under the equity method ..    $    28     $      9     $    41    $     78
   Carrying value of investments accounted for under the equity method ......      1,622        1,123         314       3,059
   Amortization of deferred policy acquisition costs, deferred sales
      inducements, and value of business acquired ...........................        308          898           5       1,211
   Interest expense .........................................................         --           --          34          34
   Income tax (benefit) expense .............................................       (167)          63          97          (7)
   Segment assets ...........................................................    $75,509     $149,336     $22,729    $247,574

                                                                                              WEALTH     CORPORATE
                                                                                INSURANCE   MANAGEMENT   AND OTHER     TOTAL
                                                                                ---------   ----------   ---------   --------
                                                                                                (IN MILLIONS)
2008
   Revenues from external customers .........................................    $ 3,407     $   (357)    $   520    $  3,570
   Net investment income ....................................................      2,300        1,578         563       4,441
   Net realized investment and other gains (losses) .........................        120          102        (445)       (223)
   Inter-segment revenues ...................................................         --            1          (1)         --
                                                                                 -------     --------     -------    --------
   Revenues .................................................................    $ 5,827     $  1,324     $   637    $  7,788
                                                                                 =======     ========     =======    ========
   Total net income (loss) ..................................................    $   272     $   (360)    $  (223)   $   (311)
                                                                                 =======     ========     =======    ========
SUPPLEMENTAL INFORMATION:
   Equity in net income (loss) of investees accounted for under the equity
      method ................................................................    $     8     $     26     $   (38)   $     (4)
   Carrying value of investments accounted for under the equity method ......      1,418          991         438       2,847
   Amortization of deferred policy acquisition costs, deferred sales
      inducements, and value of business acquired ...........................       (362)          21           5        (336)
   Interest expense .........................................................         --           --          34          34
   Income tax expense (benefit) .............................................        137         (413)        (63)       (339)
   Segment assets ...........................................................    $67,127     $120,637     $25,528    $213,292


                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                              WEALTH     CORPORATE
                                                                                INSURANCE   MANAGEMENT   AND OTHER     TOTAL
                                                                                ---------   ----------   ---------   --------
                                                                                                (IN MILLIONS)
2007
   Revenues from external customers .........................................     $3,931      $3,525      $  768      $ 8,224
   Net investment income ....................................................      2,246       1,888         705        4,839
   Net realized investment and other gains ..................................        146          11         150          307
   Inter-segment revenues ...................................................         --           1          (1)          --
                                                                                  ------      ------      ------      -------
   Revenues .................................................................     $6,323      $5,425      $1,622      $13,370
                                                                                  ======      ======      ======      =======
   Total net income .........................................................     $  569      $  513      $  440      $ 1,522
                                                                                  ======      ======      ======      =======
SUPPLEMENTAL INFORMATION:
   Equity in net income (loss) of investees accounted for under the equity
      method ................................................................     $  139      $   (3)     $   74      $   210
   Carrying value of investments accounted for under the equity method ......      1,155         369         883        2,407
   Amortization of deferred policy acquisition costs, deferred sales
      inducements, and value of business acquired ...........................        368         377           6          751
   Interest expense .........................................................          1          --          38           39
   Income tax expense .......................................................        281          96         275          652

The Company operates primarily in the United States and has no reportable major customers. The following table summarizes selected financial information by geographic location for or at the end of periods presented:

                                                INCOME
                                            (LOSS) BEFORE   LONG-LIVED
LOCATION                         REVENUES    INCOME TAXES     ASSETS      ASSETS
--------                         --------   -------------   ----------   --------
                                                   (IN MILLIONS)
2009
United States ................    $10,004      $  290          $198      $247,431
Foreign -- other .............         58          14            --           143
                                  -------      ------          ----      --------
Total ........................    $10,062      $  304          $198      $247,574
                                  =======      ======          ====      ========
2008
United States ................    $ 7,722      $ (670)         $234      $213,146
Foreign -- other .............         66          20            --           146
                                  -------      ------          ----      --------
Total ........................    $ 7,788      $ (650)         $234      $213,292
                                  =======      ======          ====      ========
2007
United States ................    $13,043      $2,155
Foreign -- other .............        327          19
                                  -------      ------
Total ........................    $13,370      $2,174
                                  =======      ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. Fair values have been determined by using available market information and the valuation methodologies described below.

                                                                                  DECEMBER 31,
                                                                    ----------------------------------------
                                                                            2009                 2008
                                                                    -------------------   ------------------
                                                                    CARRYING     FAIR     CARRYING     FAIR
                                                                      VALUE      VALUE      VALUE     VALUE
                                                                    --------   --------   --------   -------
                                                                                  (IN MILLIONS)
ASSETS:
   Fixed maturities (1):
      Available-for-sale ........................................   $ 53,569   $ 53,569    $47,522   $47,522
      Held-for-trading ..........................................      1,208      1,208      1,057     1,057
   Equity securities:
      Available-for-sale ........................................        558        558        616       616
   Mortgage loans on real estate ................................     12,623     13,252     12,472    12,067
   Policy loans .................................................      4,949      4,949      4,918     4,918
   Short-term investments .......................................      3,973      3,973      3,670     3,670
   Cash and cash equivalents ....................................      4,915      4,915      4,850     4,850
   Derivatives:
      Interest rate swap agreements .............................      1,770      1,770      5,194     5,194
      Inflation swaps ...........................................         70         70          1         1
      Cross currency rate swap agreements .......................        242        242        731       731
      Foreign exchange forward agreements .......................         43         43          3         3
      Interest rate options .....................................          1          1         --        --
      Total return swap agreements ..............................          8          8         --        --
      Embedded derivatives ......................................      1,711      1,711      4,640     4,640
   Assets held in trust .........................................      2,290      2,290      2,190     2,190
   Separate account assets ......................................    122,466    122,466     92,058    92,058
LIABILITIES:
   Consumer notes ...............................................      1,205      1,234      1,600     1,532
   Debt .........................................................        490        463        487       474
   Guaranteed investment contracts and funding agreements .......      2,701      2,760      4,701     4,603
   Fixed-rate deferred and immediate annuities ..................      9,255      8,696      8,283     8,171
   Supplementary contracts without life contingencies ...........         51         53         53        51
   Derivatives:
      Interest rate swap agreements .............................      1,318      1,318      2,101     2,101
      Inflation swaps ...........................................         --         --        128       128
      Cross currency rate swap agreements .......................        694        694        846       846
      Foreign exchange forward agreements .......................          1          1          3         3
      Total return swap agreements ..............................         --         --         12        12
      Equity swaps ..............................................         --         --         15        15
      Embedded derivatives ......................................      1,327      1,327      2,866     2,866

(1) Fixed maturities exclude leveraged leases of $2,012 million and $2,025 million at December 31, 2009 and 2008, respectively, which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with ASC 840.

As discussed in Note 1, the Company adopted ASC 820 and ASC 825 effective January 1, 2008. In conjunction with the adoption of ASC 825, the Company elected the fair value option for certain bonds that support certain actuarial liabilities to participating policyholders. These bonds were classified as held-for-trading on the Consolidated Balance Sheet at December 31, 2009 and 2008.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

ASC 820 resulted in effectively creating the following two primary categories of financial instruments for the purpose of fair value disclosure:

- Financial Instruments Measured at Fair Value and Reported in the Consolidated Balance Sheets - This category includes assets and liabilities measured at fair value on a recurring and nonrecurring basis. Financial instruments measured on a recurring basis include fixed maturities, equity securities, short-term investments, derivatives, and separate account assets. Assets and liabilities measured at fair value on a nonrecurring basis include mortgage loans, joint ventures, and limited partnership interests, which are reported at fair value only in the period in which an impairment is recognized.

- Other Financial Instruments Not Reported at Fair Value - This category includes assets and liabilities, which do not require the additional ASC 820 disclosures, as follows:

MORTGAGE LOANS ON REAL ESTATE - The fair value of unimpaired mortgage loans is estimated using discounted cash flows and takes into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

POLICY LOANS - These loans are carried at unpaid principal balances, which approximate their fair values.

CASH AND CASH EQUIVALENTS - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

CONSUMER NOTES, GUARANTEED INVESTMENT CONTRACTS, AND FUNDING AGREEMENTS - The fair values associated with these financial instruments are determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus the Company's own corporate spread. The fair value attributable to credit risk represents the present value of the spread.

DEBT - The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar type of borrowing arrangements. The carrying values for commercial paper and short-term borrowings approximate fair value.

FIXED-RATE DEFERRED AND IMMEDIATE ANNUITIES - The fair value of fixed-rate deferred annuities is estimated by projecting multiple stochastically generated interest rate scenarios under a risk neutral environment reflecting inputs (interest rates, volatility, etc.) observable at the valuation date. The fair value of fixed immediate annuities is determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus the Company's own corporate spread. The fair value attributable to credit risk represents the present value of the spread.

FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON THE CONSOLIDATED BALANCE SHEETS

VALUATION HIERARCHY

Following ASC 820 guidance, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured. Level 1 securities primarily include exchange traded equity securities and certain separate account assets.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.), and inputs that are derived from or corroborated by observable market data.

Most debt securities are classified within Level 2. Also included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including most derivative financial instruments and certain separate account assets.

- Level 3 - Fair value measurements using significant nonmarket observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Level 3 securities include less liquid securities, such as structured asset-backed securities, commercial mortgage-backed securities, and other securities that have little or no price transparency. Embedded and complex derivative financial instruments and separate account investments in real estate are also included in Level 3.

DETERMINATION OF FAIR VALUE

The valuation methodologies used to determine the fair values of assets and liabilities under ASC 820 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the Company uses quoted market prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon valuation techniques, which discount expected cash flows utilizing independent market observable interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

FIXED MATURITIES

For fixed maturities, including corporate debt, U.S. Treasury, commercial and residential mortgage-backed securities, asset-backed securities, collateralized debt obligations, issuances by foreign governments, and obligations of state and political subdivisions, fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility, and prepayment speeds. These fixed maturities are classified within Level 2. Fixed maturities with significant pricing inputs which are unobservable are classified within Level 3.

EQUITY SECURITIES

Equity securities with active markets are classified within Level 1, as fair values are based on quoted market prices.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of securities due to mature within one year of the date of purchase that are traded in active markets and are classified within Level 1, as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their short maturities and, as such, their cost generally approximates fair value.

DERIVATIVES

The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter ("OTC") derivatives. The pricing models used are based on market standard valuation methodologies, and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The Company's derivatives are generally classified within Level 2 given the significant inputs to the pricing models for most OTC derivatives

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

are observable or can be corroborated by observable market data. Inputs that are observable generally include interest rates, foreign currency exchange rates, and interest rate curves; however, certain OTC derivatives may rely on inputs that are significant to the fair value, but are unobservable in the market or cannot be derived principally from or corroborated by observable market data and would be classified within Level 3. Inputs that are unobservable generally include broker quotes, volatilities, and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation.

Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

EMBEDDED DERIVATIVES

As defined in ASC 815, the Company holds assets and liabilities classified as embedded derivatives on the Consolidated Balance Sheets. These assets include guaranteed minimum income benefits that are ceded under modified coinsurance reinsurance arrangements ("Reinsurance GMIB Assets"). Liabilities include policyholder benefits offered under variable annuity contracts such as guaranteed minimum withdrawal benefits with a term certain ("GMWB") and embedded reinsurance derivatives.

Embedded derivatives are recorded on the Consolidated Balance Sheets at fair value, separately from their host contract, and the change in their fair value is reflected in net income. Many factors including, but not limited to, market conditions, credit ratings, variations in actuarial assumptions regarding policyholder liabilities, and risk margins related to non-capital market inputs may result in significant fluctuations in the fair value of these embedded derivatives that could materially affect net income.

The fair value of embedded derivatives is estimated as the present value of future benefits less the present value of future fees. The fair value calculation includes assumptions for risk margins including nonperformance risk.

Risk margins are established to capture the risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, persistency, partial withdrawal, and surrenders. The establishment of these actuarial assumptions, risk margins, nonperformance risk, and other inputs requires the use of significant judgment.

Nonperformance risk refers to the risk that the obligation will not be fulfilled and affects the value of the liability. The fair value measurement assumes that the nonperformance risk is the same before and after the transfer; therefore, fair value reflects the reporting entity's own credit risk.

Nonperformance risk for liabilities held by the Company is based on MFC's own credit risk, which is determined by taking into consideration publicly available information relating to MFC's debt, as well as its claims paying ability. Nonperformance risk is also reflected in the Reinsurance GMIB Assets held by the Company. The credit risk of the reinsurance companies is most representative of the nonperformance risk for the Reinsurance GMIB Assets and is derived from publicly available information relating to the reinsurance companies' publicly issued debt.

The fair value of embedded derivatives related to reinsurance agreements is determined based on a total return swap methodology. These total return swaps are reflected as assets or liabilities on the Consolidated Balance Sheets representing the difference between the statutory book value and fair value of the related modified coinsurance assets with ongoing changes in fair value recorded in income. The fair value of the underlying assets is based on the valuation approach for similar assets described herein.

SEPARATE ACCOUNT ASSETS

Separate account assets are reported at fair value and reported as a summarized total on the Consolidated Balance Sheets in accordance with SOP No. 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," which is now incorporated into ASC 944. The fair value of separate account assets is based on the fair value of the underlying assets owned by the separate account. Assets owned by the Company's separate accounts primarily include investments in mutual funds, fixed maturity securities, equity securities, real estate, short-term investments, and cash and cash equivalents.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The fair value of mutual fund investments is based upon quoted market prices or reported net asset values. Open-ended mutual fund investments that are traded in an active market and have a publicly available price are included in Level 1. The fair values of fixed maturity securities, equity securities, short-term investments, and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the Company's general account.

Separate account assets classified as Level 3 consist primarily of debt and equity investments in private companies, which own real estate and carry it at fair value. The values of the real estate investments are estimated using generally accepted valuation techniques. A comprehensive appraisal is performed shortly after initial purchase of properties and at two or three-year intervals thereafter, depending on the property. Appraisal updates are conducted according to client contracts, generally at one-year or six-month intervals. In the quarters in which an investment is not independently appraised or its valuation updated, the market value is reviewed by management. The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation and upon the independent appraiser's review and concurrence with management. Further, these valuations are prepared giving consideration to the income, cost, and sales comparison approaches of estimating property value. These real estate investments are classified as Level 3 by the companies owning them. The equity investments in these companies are considered to be Level 3 by the Company.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following tables present the Company's assets and liabilities that are measured at fair value on a recurring basis by ASC 820 fair value hierarchy levels, as of December 31, 2009 and December 31, 2008:

                                                                          DECEMBER 31, 2009
                                                               ---------------------------------------
                                                                 TOTAL
                                                                 FAIR
                                                                 VALUE     LEVEL 1   LEVEL 2   LEVEL 3
                                                               --------   --------   -------   -------
                                                                            (IN MILLIONS)
ASSETS:
   Fixed maturities available-for-sale (1):
      Corporate debt securities ............................   $ 42,505   $     --   $39,889    $2,616
      Commercial mortgage-backed securities ................      4,474         --     4,039       435
      Residential mortgage-backed securities ...............        476         --        16       460
      Collateralized debt obligations ......................        135         --        57        78
      Other asset-backed securities ........................      1,242         --     1,151        91
      U.S. Treasury and agency securities ..................      1,968         --     1,968        --
      Obligations of states and political subdivisions .....      1,491         --     1,261       230
      Debt securities issued by foreign governments ........      1,278         --     1,213        65
                                                               --------   --------   -------    ------
   Total fixed maturities available-for-sale ...............     53,569         --    49,594     3,975
   Fixed maturities held-for-trading (1):
      Corporate debt securities ............................        898         --       882        16
      Commercial mortgage-backed securities ................        216         --       206        10
      Residential mortgage-backed securities ...............          3         --        --         3
      Collateralized debt obligations ......................          2         --         1         1
      Other asset-backed securities ........................         21         --        20         1
      U.S. Treasury and agency securities ..................         29         --        29        --
      Obligations of states and political subdivisions .....         26         --        23         3
      Debt securities issued by foreign governments ........         13         --        --        13
                                                               --------   --------   -------    ------
   Total fixed maturities held-for-trading .................      1,208         --     1,161        47
   Equity securities available-for-sale ....................        558        558        --        --
   Short-term investments ..................................      3,973         --     3,973        --
   Derivative assets (2) ...................................      2,134         --     2,074        60
   Embedded derivatives (3) ................................      1,711         --         8     1,703
   Assets held in trust (4) ................................      2,290        624     1,666        --
   Separate account assets (5) .............................    122,466    116,875     2,494     3,097
                                                               --------   --------   -------    ------
TOTAL ASSETS AT FAIR VALUE .................................   $187,909   $118,057   $60,970    $8,882
                                                               ========   ========   =======    ======
LIABILITIES:
   Derivative liabilities (2) ..............................   $  2,013   $     --   $ 1,987    $   26
   Embedded derivatives (3) ................................      1,327         --       688       639
                                                               --------   --------   -------    ------
TOTAL LIABILITIES AT FAIR VALUE ............................   $  3,340   $     --   $ 2,675    $  665
                                                               ========   ========   =======    ======

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                          DECEMBER 31, 2008
                                                               ---------------------------------------
                                                                 TOTAL
                                                                 FAIR
                                                                 VALUE     LEVEL 1   LEVEL 2   LEVEL 3
                                                               --------   --------   -------   -------
                                                                            (IN MILLIONS)
ASSETS:
   Fixed maturities available-for-sale (1):
      Corporate debt securities ............................   $ 38,213    $    --   $36,421   $ 1,792
      Commercial mortgage-backed securities ................      4,236         --     3,790       446
      Residential mortgage-backed securities ...............        651         --        27       624
      Collateralized debt obligations ......................        172         --        84        88
      Other asset-backed securities ........................      1,333         --     1,034       299
      U.S. Treasury and agency securities ..................      1,483         --     1,483        --
      Obligations of states and political subdivisions .....        168         --       167         1
      Debt securities issued by foreign governments ........      1,266         --     1,204        62
                                                               --------    -------   -------   -------
   Total fixed maturities available-for-sale ...............     47,522         --    44,210     3,312
   Fixed maturities held-for-trading (1):
      Corporate securities .................................        834         --       818        16
      Commercial mortgage-backed securities ................        185         --       178         7
      Residential mortgage-backed securities ...............          4         --         1         3
      Collateralized debt obligations ......................          2         --         1         1
      Other asset-backed securities ........................         20         --        18         2
      Debt securities issued by foreign governments ........         12         --        --        12
                                                               --------    -------   -------   -------
   Total fixed maturities held-for-trading .................      1,057         --     1,016        41
   Equity securities available-for-sale ....................        616        616        --        --
   Short-term investments ..................................      3,670         --     3,670        --
   Derivative assets (2) ...................................      5,929         --     5,718       211
   Embedded derivatives (3) ................................      4,640         --       258     4,382
   Assets held in trust (4) ................................      2,190        497     1,693        --
   Separate account assets (5) .............................     92,058     87,841     1,245     2,972
                                                               --------    -------   -------   -------
TOTAL ASSETS AT FAIR VALUE .................................   $157,682    $88,954   $57,810   $10,918
                                                               ========    =======   =======   =======
LIABILITIES:
   Derivative liabilities (2) ..............................   $  3,105    $    --   $ 3,089   $    16
   Embedded derivatives (3) ................................      2,866         --        --     2,866
                                                               --------    -------   -------   -------
TOTAL LIABILITIES AT FAIR VALUE ............................   $  5,971    $    --   $ 3,089   $ 2,882
                                                               ========    =======   =======   =======

(1) Fixed maturities exclude leveraged leases of $2,012 million and $2,025 million at December 31, 2009 and 2008, respectively, which are carried at the net investment calculated by accruing income at the lease's expected internal rate of return in accordance with ASC 840.

(2) Derivative assets and liabilities are presented gross to reflect the presentation in the Consolidated Balance Sheets, but are presented net for purposes of the Level 3 roll forward in the following table.

(3) Embedded derivatives related to fixed maturities and reinsurance contracts are reported as part of the derivative asset or liability on the Consolidated Balance Sheets. Embedded derivatives related to benefit guarantees are reported as part of the reinsurance recoverable or future policy benefits on the Consolidated Balance Sheets. Embedded derivatives related to participating pension contracts are reported as part of future policy benefits on the Consolidated Balance Sheets.

(4) Represents the fair value of assets held in trust on behalf of MRBL, which are included in amounts due from and held for affiliates on the Consolidated Balance Sheets. See Note 8 -- Related Party Transactions for information on the associated MRBL reinsurance agreement. The fair value of the trust assets are determined on a basis consistent with the methodologies described herein for similar financial instruments.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

(5) Separate account assets are recorded at fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose interest in the separate account assets is recorded by the Company as separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by ASC 944.

LEVEL 3 FINANCIAL INSTRUMENTS

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2009 and 2008 are summarized as follows:

                                                                                                    NET        SEPARATE
                                                                        FIXED         NET         EMBEDDED      ACCOUNT
                                                                     MATURITIES   DERIVATIVES   DERIVATIVES   ASSETS (6)
                                                                     ----------   -----------   -----------   ----------
                                                                                        (IN MILLIONS)
BALANCE AT JANUARY 1, 2009 .......................................   $3,353        $ 195         $1,516         $2,972
   Net realized/unrealized gains (losses) included in:
      Net loss ...................................................       (6)(1)      (38)(4)       (452)(5)       (493)
      Other comprehensive income (loss) ..........................      764(2)       (12)            --             (1)
   Purchases, issuances, (sales), and (settlements), net .........     (335)          --             --            619
   Transfers in and/or (out) of Level 3, net (3) .................      246         (111)            --             --
                                                                     ------        -----         ------         ------
BALANCE AT DECEMBER 31, 2009 .....................................   $4,022        $  34         $1,064         $3,097
                                                                     ======        =====         ======         ======
Gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets and
   liabilities still held at December 31, 2009 ...................   $    5        $ (32)        $ (452)        $ (389)

                                                                                                              NET        SEPARATE
                                                                     FIXED       EQUITY         NET         EMBEDDED      ACCOUNT
                                                                  MATURITIES   SECURITIES   DERIVATIVES   DERIVATIVES   ASSETS (6)
                                                                  ----------   ----------   -----------   -----------   ----------
                                                                                            (IN MILLIONS)
BALANCE AT JANUARY 1, 2008 ....................................   $5,023          $ 4         $ (7)        $   14       $2,882
   Net realized/unrealized gains (losses) included in:
      Net (loss) income .......................................     (454)(1)        4          187(4)       1,502(5)       (15)
      Other comprehensive loss ................................     (899)(2)       --           --             --           --
   Purchases, issuances, (sales), and (settlements), net ......     (290)          (8)           5             --          105
   Transfers in and/or (out) of Level 3, net (3) ..............      (27)          --           10             --           --
                                                                  ------          ---         ----         ------       ------
BALANCE AT DECEMBER 31, 2008 ..................................   $3,353          $--         $195         $1,516       $2,972
                                                                  ======          ===         ====         ======       ======
Gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to
   assets and liabilities still held at December 31, 2008 .....   $   34          $--         $187         $1,502       $  (15)

(1) This amount is included in net realized investment and other gains (losses) on the Consolidated Statements of Operations.

(2) This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS - (CONTINUED)

(3) For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the reporting period.

(4) This amount is included in net realized investment and other gains (losses) on the Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses related to Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure, as it is not practicable to track realized and unrealized gains (losses) separately by security.

(5) This amount is included in benefits to policyholders on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure, as it is not practicable to track realized and unrealized gains (losses) separately on a contract by contract basis.

(6) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose liability is reflected within separate account liabilities.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

Certain financial assets are reported at fair value on a nonrecurring basis, including investments such as mortgage loans, joint ventures, and limited partnership interests, which are reported at fair value only in the period in which an impairment is recognized. The fair value of these securities is calculated using either models that are widely accepted in the financial services industry or the valuation of collateral underlying impaired mortgages. During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

NOTE 15 -- GOODWILL, VALUE OF BUSINESS ACQUIRED, AND OTHER INTANGIBLE ASSETS

The changes in the carrying value of goodwill by segment were as follows:

                                                   WEALTH     CORPORATE AND
                                     INSURANCE   MANAGEMENT       OTHER        TOTAL
                                     ---------   ----------   -------------   ------
                                                      (IN MILLIONS)
Balance at January 1, 2009 .......     $1,600      $1,307          $146       $3,053
Dispositions and other, net ......         --          --            --           --
                                       ------      ------          ----       ------
Balance at December 31, 2009 .....     $1,600      $1,307          $146       $3,053
                                       ======      ======          ====       ======

                                                   WEALTH     CORPORATE AND
                                     INSURANCE   MANAGEMENT       OTHER        TOTAL
                                     ---------   ----------   -------------   ------
                                                      (IN MILLIONS)
Balance at January 1, 2008 .......     $1,600      $1,307          $156       $3,063
Dispositions and other, net (1) ..         --          --           (10)         (10)
                                       ------      ------          ----       ------
Balance at December 31, 2008 .....     $1,600      $1,307          $146       $3,053
                                       ======      ======          ====       ======

(1)  The Company reduced goodwill by $10 million for excess severance accruals.

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment, below its carrying amount. There were no impairments recorded in 2009 or 2008, and there were no accumulated impairment losses at December 31, 2009 or 2008.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 15 -- GOODWILL, VALUE OF BUSINESS ACQUIRED, AND OTHER INTANGIBLE ASSETS - (CONTINUED)

VALUE OF BUSINESS ACQUIRED

The balance of and changes in VOBA as of and for the years ended December 31, were as follows:

                                                      DECEMBER 31,
                                                    ---------------
                                                     2009     2008
                                                    ------   ------
                                                     (IN MILLIONS)
Balance, beginning of year ......................   $2,564   $2,375
Amortization ....................................      (15)     (59)
Change in unrealized investment (losses) gains ..     (342)     248
Adoption of ASC 320 (Note 1) ....................      (36)      --
                                                    ------   ------
Balance, end of year ............................   $2,171   $2,564
                                                    ======   ======

The following table provides estimated future amortization for the periods indicated:

                VOBA
           AMORTIZATION
           -------------
           (IN MILLIONS)
2010 ...        $62
2011 ...         65
2012 ...         63
2013 ...         58
2014 ...         50

OTHER INTANGIBLE ASSETS

Other intangible asset balances were as follows:

                                                   GROSS     ACCUMULATED      NET
                                                 CARRYING        NET       CARRYING
                                                  AMOUNT    AMORTIZATION    AMOUNT
                                                 --------   ------------   --------
                                                            (IN MILLIONS)
DECEMBER 31, 2009
Not subject to amortization:
   Brand name ................................    $  600         $--        $  600
   Investment management contracts ...........       295          --           295
Subject to amortization:
   Distribution networks .....................       397          37           360
   Other investment management contracts .....        64          25            39
                                                  ------         ---        ------
Total ........................................    $1,356         $62        $1,294
                                                  ======         ===        ======
DECEMBER 31, 2008
Not subject to amortization:
   Brand name ................................    $  600         $--        $  600
   Investment management contracts ...........       295          --           295
Subject to amortization:
   Distribution networks .....................       397          27           370
   Other investment management contracts .....        64          21            43
                                                  ------         ---        ------
Total ........................................    $1,356         $48        $1,308
                                                  ======         ===        ======

Amortization expense (net of tax) for other intangible assets was $9 million, $8 million, and $8 million for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization expense (net of tax) for other intangible assets is expected to be approximately $9 million in 2010, $10 million in 2011, $11 million in 2012, $11 million in 2013, and $12 million in 2014.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 16 -- CERTAIN SEPARATE ACCOUNTS

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below.

The assets supporting the variable portion of variable annuities are carried at fair value and reported on the Consolidated Balance Sheets as total separate account assets with an equivalent total reported for separate account liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue, and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Company's Consolidated Statements of Operations. For the years ended December 31, 2009 and 2008, there were no gains or losses on transfers of assets from the general account to the separate account.

The deposits related to the variable life insurance contracts are invested in separate accounts, and the Company guarantees a specified death benefit on certain policies if specified premiums on these policies are paid by the policyholder, regardless of separate account performance.

The following table reflects variable life insurance contracts with guarantees held by the Company:

                                                      DECEMBER 31,
                                                    ---------------
                                                     2009     2008
                                                    ------   ------
                                                     (IN MILLIONS,
                                                    EXCEPT FOR AGE)
LIFE INSURANCE CONTRACTS WITH GUARANTEED BENEFITS
   In the event of death
   Account value ................................   $6,969   $5,739
   Net amount at risk related to deposits .......      208      618
   Average attained age of contract holders .....       50       47

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death, income, and/or withdrawal benefits. Guaranteed Minimum Death Benefit ("GMDB") features guarantee the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals; (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary.

Contracts with Guaranteed Minimum Income Benefit ("GMIB") riders provide a guaranteed lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (7 to 15 years), and which may be larger than what the contract account balance would purchase at then-current purchase rates.

Multiple variations of an optional Guaranteed Minimum Withdrawal Benefit ("GMWB") rider have also been offered by the Company. The GMWB rider provides contract holders a guaranteed annual withdrawal amount over a specified time period or in some cases for as long as they live. In general, guaranteed annual withdrawal amounts are based on deposits and may be reduced if withdrawals exceed allowed amounts. Guaranteed amounts may also be increased as a result of "step-up" provisions which increase the benefit base to higher account values at specified intervals. Guaranteed amounts may also be increased if withdrawals are deferred over a specified period. In addition, certain versions of the GMWB rider extend lifetime guarantees to spouses.

Unaffiliated and affiliated reinsurance has been utilized to mitigate risk related to some of the guarantee benefit riders. Hedging has also been utilized to mitigate risk related to some of the GMWB riders.

For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For GMWB, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

The Company had the following variable annuity contracts with guarantees. Amounts at risk are shown net of reinsurance. Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                 DECEMBER 31,
                                                              ------------------
                                                                2009      2008
                                                              -------   --------
                                                                 (IN MILLIONS,
                                                               EXCEPT FOR AGES
                                                                 AND PERCENTS)
GUARANTEED MINIMUM DEATH BENEFIT
   Return of net deposits
   In the event of death
      Account value .......................................   $23,472   $16,564
      Net amount at risk- net of reinsurance ..............       309       886
      Average attained age of contract holders ............        64        63
   Return of net deposits plus a minimum return
   In the event of death
      Account value .......................................   $   744   $   775
      Net amount at risk- net of reinsurance ..............       238       314
      Average attained age of contract holders ............        70        69
      Guaranteed minimum return rate ......................         5%        5%
   Highest specified anniversary account value minus
      withdrawals post anniversary
   In the event of death
      Account value .......................................   $28,414   $22,944
      Net amount at risk- net of reinsurance ..............       696     1,456
      Average attained age of contract holders ............        64        64
GUARANTEED MINIMUM INCOME BENEFIT
      Account value .......................................   $ 6,293   $ 5,488
      Net amount at risk- net of reinsurance ..............        54        96
      Average attained age of contract holders ............        63        63
GUARANTEED MINIMUM WITHDRAWAL BENEFIT
      Account value .......................................   $35,595   $24,769
      Net amount at risk ..................................     1,012     1,812
      Average attained age of contract holders ............        63        63

Account balances of variable contracts with guarantees invest in various separate accounts with the following characteristics:

                    DECEMBER 31,
                   -------------
                    2009   2008
                    ----   ----
                   (IN BILLIONS)
TYPE OF FUND
Equity .........     $28    $22
Balanced .......      22     14
Bond ...........       7      5
Money Market ...       2      3
                     ---    ---
   Total .......     $59    $44
                     ===    ===

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following table summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                      GUARANTEED   GUARANTEED   GUARANTEED
                                        MINIMUM      MINIMUM      MINIMUM
                                         DEATH       INCOME     WITHDRAWAL
                                        BENEFIT      BENEFIT      BENEFIT
                                        (GMDB)       (GMIB)       (GMWB)       TOTAL
                                      ----------   ----------   ----------   -------
                                                       (IN MILLIONS)
Balance at January 1, 2009 ........     $ 424       $   442      $ 2,890     $ 3,756
Incurred guarantee benefits .......      (192)         (166)          --        (358)
Other reserve changes .............        (1)          (67)      (2,227)     (2,295)
                                        -----       -------      -------     -------
Balance at December 31, 2009 ......       231           209          663       1,103
Reinsurance recoverable ...........      (104)       (1,177)        (548)     (1,829)
                                        -----       -------      -------     -------
Net balance at December 31, 2009 ..     $ 127       $  (968)     $   115     $  (726)
                                        =====       =======      =======     =======
Balance at January 1, 2008 ........     $ 140       $   160      $   568     $   868
Incurred guarantee benefits .......      (126)          (74)          --        (200)
Other reserve changes .............       410           356        2,322       3,088
                                        -----       -------      -------     -------
Balance at December 31, 2008 ......       424           442        2,890       3,756
Reinsurance recoverable ...........      (259)       (2,056)      (2,352)     (4,667)
                                        -----       -------      -------     -------
Net balance at December 31, 2008 ..     $ 165       $(1,614)     $   538     $  (911)
                                        =====       =======      =======     =======

The GMDB gross and ceded reserves, the GMIB gross reserves, and the life contingent portion of the GMWB reserves were determined in accordance with ASC 944, and the GMIB reinsurance recoverable and non-life contingent GMWB gross reserve were determined in accordance with ASC 815.

The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits to policyholders, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the amounts above at December 31, 2009 and 2008:

     - Data used included 1,000 stochastically generated investment performance scenarios. For ASC 815 calculations, risk neutral scenarios were used.

     - For life products, reserves were established using stochastic modeling of future separate account returns and best estimate mortality, lapse, and premium persistency assumptions, which vary by product.

     - Mean return and volatility assumptions were determined by asset class. Market consistent observed volatilities were used where available for ASC 815 calculations.

     - Annuity mortality was based on the 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified and non-qualified business.

     - Annuity base lapse rates vary by contract type, commission type, and by with or without living benefit or death benefit riders. The lapse rates range from 0.8% to 41.5% for GMDB and 0.3% and 41.5% for GMIB and GMWB.

     - The discount rates used in the ASC 944 calculations range from 6.4% to 7%. The discount rates used in the ASC 815 calculations were based on the term structure of swap curves with a credit spread based on the credit standing of MFC (for GMWB) and the reinsurers (for GMIB).

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 17 -- DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

The balance of and changes in deferred policy acquisition costs as of and for the years ended December 31, were as follows:

                                                         DECEMBER 31,
                                                       ----------------
                                                         2009     2008
                                                       -------   ------
                                                         (IN MILLIONS)
Balance, beginning of year .........................   $ 9,419   $6,718
Capitalization .....................................     1,579    1,893
Amortization (1) ...................................    (1,119)     398
Change in unrealized investment gains and losses ...      (704)     410
Adoption of ASC 320 (Note 1) .......................        11       --
                                                       -------   ------
Balance, end of year ...............................   $ 9,186   $9,419
                                                       =======   ======

(1) In 2008, DAC amortization includes significant unlocking due to the impact of lower estimated gross profits arising from higher benefits to policyholders related to certain separate account guarantees. This unlocking contributed to the overall negative amortization during the year.

The balance of and changes in deferred sales inducements as of and for the years ended December 31, were as follows:

                                                       DECEMBER 31,
                                                       ------------
                                                        2009   2008
                                                        ----   ----
                                                       (IN MILLIONS)
Balance, beginning of year .........................    $427   $313
Capitalization .....................................      63    116
Amortization .......................................     (77)    (3)
Change in unrealized investment gains and losses ...     (12)     1
Adoption of ASC 320 (Note 1) .......................     (22)    --
                                                        ----   ----
Balance, end of year ...............................    $379   $427
                                                        ====   ====

NOTE 18 -- SHARE-BASED PAYMENTS

The Company participates in the stock compensation plans of MFC. The Company uses the Black-Scholes-Merton option pricing model to estimate the value of stock options granted to employees. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. GAAP, is recorded in the accounts of the Company in other operating costs and expenses.

STOCK OPTIONS (ESOP)

Under MFC's Executive Stock Option Plan ("ESOP"), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the higher of the prior day or prior five day average closing market price of MFC's common shares on the Toronto Stock Exchange on the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73.6 million common shares have been reserved for issuance under the ESOP.

MFC grants Deferred Share Units ("DSUs") under the ESOP and the Stock Plan for Non-Employee Directors. Under the ESOP, the holder is entitled to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. These DSUs vest over a three-year period, and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC's common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. In 2009, 2008, and 2007, 56,000, 217,000, and 191,000 DSUs, respectively, were issued to certain employees who elected to defer receipt of all or part of their annual bonus. Also, in 2008 and 2007, 269,000, and 260,000 DSUs were issued to certain employees who elected to defer payment of all or part of their restricted share units. In 2009, no DSUs were granted to certain employees to defer payment of all or part of their restricted share units since the restricted share units scheduled to vest in 2009 did so without any payment value. Restricted share units are discussed below. The DSUs issued in 2009, 2008, and 2007 vested immediately upon grant.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs or common shares in lieu of cash. Upon termination of board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors

The Company recorded compensation expense for stock options granted of $9 million, $9 million, and $6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

GLOBAL SHARE OWNERSHIP PLAN (GSOP)

Effective January 1, 2001, MFC established the Global Share Ownership Plan ("GSOP") for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to apply up to 5% of their annual base earnings toward the purchase of common shares of MFC. MFC matches a percentage of the employee's eligible contributions up to a maximum amount. MFC's contributions vest immediately. All contributions are used by the GSOP's trustee to purchase common shares in the open market. The Company's compensation expense related to the GSOP was $1 million for each of the three years ended December 31, 2009, 2008, and 2007.

RESTRICTED SHARE UNIT PLAN (RSU)

In 2003, MFC established the Restricted Share Unit ("RSU") Plan. For the years ended December 31, 2009, 2008, and 2007, 3.8 million, 1.8 million, and 1.5 million RSUs, respectively, were granted to certain eligible employees under this plan. During 2009, in addition to the RSUs, 0.6 million Special RSUs and
1.5 million Performance Share Units ("PSUs") were granted to eligible employees under this plan. There were no Special RSUs or PSUs granted in 2008 or 2007. Each RSU/Special RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

For the years ended December 31, 2009, 2008, and 2007, the Company granted 2.0 million, 0.7 million, and 0.7 million RSUs, respectively, to certain eligible employees. RSUs granted in 2009 vest 25% on the first anniversary, 25% on the second anniversary, and 50% on the date that is 34 months from the grant date. RSUs granted prior to 2009 vest three years from the grant date. The related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to RSUs was $14 million, $24 million, and $28 million for the years ended December 31, 2009, 2008, and 2007, respectively.

For the year ended December 31, 2009, the Company granted 0.3 million Special RSUs to certain eligible employees. Special RSUs vest on the date that is 22 months from the grant date, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to Special RSUs was $2 million for the year ended December 31, 2009.

For the year ended December 31, 2009, the Company granted 0.4 million PSUs to certain eligible employees. PSUs vest 25% on the first anniversary, 25% on the second anniversary, and 50% on the date that is 34 months from the grant date, subject to performance conditions that are equally weighted over the three performance periods, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to PSUs was $3 million for the year ended December 31, 2009.

NOTE 19 -- SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2009 consolidated financial statements through the date on which the consolidated financial statements were issued.

During the quarter ended March 31, 2010, the Company changed its assessment of the possible disallowance of the tax treatment and for interest on past due taxes related to the leveraged lease contingency disclosed in Note 11 - Commitments, Guarantees, Contingencies, and Legal Proceedings. Had this change been reflected in the results for the year ended December

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

NOTE 19 -- SUBSEQUENT EVENTS - (CONTINUED)

31, 2009, the Company would have increased its provision by an additional $93 million and the maximum exposure would have decreased by $93 million.

                   AUDITED FINANCIAL STATEMENTS

                   John Hancock Life Insurance Company (U.S.A.)
                   Separate Account H
                   December 31, 2009

                  John Hancock Life Insurance Company (U.S.A.)
                               Separate Account H

                          Audited Financial Statements

                                December 31, 2009

                                    CONTENTS

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm .....    1
Statement of Assets and Liabilities ............................................    4
Statement of Operations and Changes in Contract Owners' Equity .................   30
Notes to Financial Statements ..................................................   87

(ERNST & YOUNG LOGO)                            ERNST & YOUNG LLP
                                                200 Clarendon Street
                                                Boston, Massachusetts 02116-5072

                                                Tel: + 1 617 266 2000
                                                Fax: + 1 617 266 5843
                                                www.ey.com

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Contract Owners of
John Hancock Life Insurance Company (U.S.A.) Separate Account H

We have audited the accompanying statements of assets and liabilities of John Hancock Life Insurance Company (U.S.A.) Separate Account H ("the Account,") comprised of the following sub-accounts,

500 Index Fund B Series NAV
500 Index Series I
500 Index Series II
500 Index Series NAV
Active Bond Series I
Active Bond Series II
All Cap Core Series I
All Cap Core Series II
All Cap Growth Series I
All Cap Growth Series II
All Cap Value Series I
All Cap Value Series II
American Asset Allocation Series I
American Asset Allocation Series II
American Asset Allocation Series III
American Blue-Chip Income & Growth Series II
American Blue-Chip Income & Growth Series III
American Bond Series II
American Bond Series III
American Fundamental Holdings Series II
American Fundamental Holdings Series III
American Global Diversification Series II
American Global Growth Series II
American Global Growth Series III
American Global Small Capitalization Series II
American Global Small Capitalization Series III
American Growth Series II
American Growth Series III
American Growth-Income Series I
American Growth-Income Series II
American Growth-Income Series III
American High-Income Bond Series II
American High-Income Bond Series III
American International Series II
American International Series III
American New World Series II
American New World Series III
Balanced Series I
Basic Value Focus
Blue Chip Growth Series I
Blue Chip Growth Series II
Capital Appreciation Series I
Capital Appreciation Series II
Capital Appreciation Value Series II
CGTC Overseas Equity Series II
Core Allocation Plus Series I
Core Allocation Plus Series II
Core Allocation Series I
Core Allocation Series II
Core Balanced Series I
Core Balanced Series II
Core Balanced Strategy Series NAV
Core Disciplined Diversification Series II
Core Fundamental Holdings Series II
Core Fundamental Holdings Series III
Core Global Diversification Series II
Core Global Diversification Series III
Core Strategy Series II
Core Strategy Series NAV
Disciplined Diversification Series II
DWS Equity 500 Index
Equity- Income Series I
Equity-Income Series II
Financial Services Series I
Financial Services Series II
Founding Allocation Series I
Founding Allocation Series II
Fundamental Value Series I
Fundamental Value Series II
Global Bond Series I

                                   A member firm of Ernst & Young Global Limited

                              (ERNST & YOUNG LOGO)

Global Bond Series II
Global Trust Series I
Global Trust Series II
Health Sciences Series I
Health Sciences Series II
High Income Series II
High Yield Series I
High Yield Series II
International Core Series I
International Core Series II
International Equity Index A Series I
International Equity Index A Series II
International Equity Index Series NAV
International Small Company Series I
International Small Company Series II
International Value Series I
International Value Series II
Investment Quality Bond Series I
Investment Quality Bond Series II
Large Cap Value Series I
Large Cap Value Series II
Lifestyle Aggressive Series I
Lifestyle Aggressive Series II
Lifestyle Balanced Series I
Lifestyle Balanced Series II
Lifestyle Conservative Series I
Lifestyle Conservative Series II
Lifestyle Growth Series I
Lifestyle Growth Series II
Lifestyle Moderate Series I
Lifestyle Moderate Series II
Marisco International Opportunities Series II
Mid Cap Index Series I
Mid Cap Index Series II
Mid Cap Stock Series I
Mid Cap Stock Series II
ML Global Allocation
Money Market Series I
Money Market Series II
Money Market Trust B Series NAV
Mutual Shares Series I
Natural Resources Series II
Optimized All Cap Series II
Optimized Value Series II
Pacific Rim Series I
Pacific Rim Series II
PIMCO All Asset
Real Estate Securities Series I
Real Estate Securities Series II
Real Return Bond Series II
Science & Technology Series I
Science & Technology Series II
Small Cap Index Series I
Small Cap Index Series II
Small Cap Opportunities Series I
Small Cap Opportunities Series II
Small Cap Value Focus
Small Company Value Series I
Small Company Value Series II
Smaller Company Growth Series I
Smaller Company Growth Series II
Strategic Bond Series I
Strategic Bond Series II
Strategic Income Series II
T Rowe Price Mid Value Series I
T Rowe Price Mid Value Series II
Total Bond Market Trust A Series II
Total Bond Market Trust A Series NAV
Total Return Series I
Total Return Series II
Total Stock Market Index Series I
Total Stock Market Index Series II
U.S. Government Securities Series I
U.S. Government Securities Series II
U.S. High Yield Series II
UBS Large Cap Series I
UBS Large Cap Series II
Utilities Series I
Utilities Series II
Value Series I
Value Series II
Wellington Small Cap Growth Series I
Wellington Small Cap Growth Series II
Wellington Small Cap Value Series I
Wellington Small Cap Value Series II
Wells Capital Core Bond Series II

as of December 31, 2009, and the related statements of operations and changes in contract owners' equity for the above mentioned sub-accounts and for the American Century - Small Company Series II, Emerging Small Company Series I, Emerging Small Company Series II, Global Allocation Series I, Global Allocation Series II, Income & Value Series I, Income & Value Series II, International Small Cap Series I, International Small Cap Series

                                   A member firm of Ernst & Young Global Limited

                              (ERNST & YOUNG LOGO)

II, LMFC Core Equity Series I, LMFC Core Equity Series II, Mid Cap Intersection Series I, Mid Cap Intersection Series II, Mid Cap Value Series I, Mid Cap Value Series II, PIM Classic Value Series II, Scudder Fixed Income - B, U.S. Large Cap Value Series I, and U.S. Large Cap Value Series II sub-accounts (the "closed sub-accounts") for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the underlying Portfolios. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the above mentioned sub-accounts constituting John Hancock Life Insurance Company (U.S.A.) Separate Account H at December 31, 2009, and the results of their and the closed sub-accounts' operations and changes in contract owners' equity for each of the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

                                        (ERNST & YOUNG LLP)

April 7, 2010

                                   A member firm of Ernst & Young Global Limited

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                     500 Index Fund B   500 Index    500 Index    500 Index   Active Bond   Active Bond
                                        Series NAV       Series I    Series II    Series NAV    Series I     Series II
                                     ----------------  -----------  -----------  -----------  -----------  ------------
TOTAL ASSETS
Investments at fair value               $50,844,059    $52,556,231  $45,925,356  $48,071,484  $66,650,000  $317,842,165
                                        ===========    ===========  ===========  ===========  ===========  ============
NET ASSETS
Contracts in accumulation               $50,839,253    $52,516,308  $45,925,356  $48,071,484  $66,520,828  $317,828,675
Contracts in payout (annuitization)           4,806         39,923                                129,172        13,490
                                        -----------    -----------  -----------  -----------  -----------  ------------
Total net assets                        $50,844,059    $52,556,231  $45,925,356  $48,071,484  $66,650,000  $317,842,165
                                        ===========    ===========  ===========  ===========  ===========  ============
Units outstanding                         5,401,407      5,498,354    3,663,218    3,111,404    4,629,413    22,493,252
Unit value                              $      9.41    $      9.56  $     12.54  $     15.45  $     14.40  $      14.13
Shares                                    3,655,216      5,395,917    4,729,697    5,007,446    7,244,565    34,548,061
Cost                                    $65,537,961    $56,538,787  $48,787,737  $44,167,317  $68,040,612  $325,604,386

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                       All Cap      All Cap      All Cap      All Cap      All Cap      All Cap
                                     Core Series  Core Series     Growth       Growth       Value        Value
                                          I           II         Series I    Series II     Series I    Series II
                                     -----------  -----------  -----------  -----------  -----------  -----------
TOTAL ASSETS
Investments at fair value            $51,277,494  $ 8,269,956  $75,666,316  $11,664,090  $28,465,757  $28,320,941
                                     ===========  ===========  ===========  ===========  ===========  ===========
NET ASSETS
Contracts in accumulation            $51,224,210  $ 8,269,956  $75,473,883  $11,664,090  $28,465,757  $28,320,941
Contracts in payout (annuitization)       53,284                   192,433
                                     -----------  -----------  -----------  -----------  -----------  -----------
Total net assets                     $51,277,494  $ 8,269,956  $75,666,316  $11,664,090  $28,465,757  $28,320,941
                                     ===========  ===========  ===========  ===========  ===========  ===========
Units outstanding                      3,691,104      591,460    5,758,773    1,055,350    1,909,806    1,786,802
Unit value                           $     13.89  $     13.98  $     13.14  $     11.05  $     14.91  $     15.85
Shares                                 3,467,038      559,916    5,451,464      848,297    4,020,587    4,005,791
Cost                                 $48,820,141  $10,472,574  $73,997,500  $13,481,479  $32,010,169  $34,116,146

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                                   American      American
                                       American       American       American        Blue-         Blue-
                                        Asset           Asset          Asset      Chip Income   Chip Income
                                      Allocation     Allocation     Allocation     & Growth      & Growth    American Bond
                                       Series I       Series II     Series III     Series II    Series III     Series II
                                     ------------  --------------  ------------  ------------  ------------  -------------
TOTAL ASSETS
Investments at fair value            $166,221,231  $1,272,060,357  $143,081,118  $ 72,695,308  $105,778,584   $686,247,710
                                     ============  ==============  ============  ============  ============   ============
NET ASSETS
Contracts in accumulation            $166,098,906  $1,272,060,357  $143,081,118  $ 72,594,108  $105,778,584   $686,247,710
Contracts in payout (annuitization)       122,325                                     101,200
                                     ------------  --------------  ------------  ------------  ------------   ------------
Total net assets                     $166,221,231  $1,272,060,357  $143,081,118  $ 72,695,308  $105,778,584   $686,247,710
                                     ============  ==============  ============  ============  ============   ============
Units outstanding                      15,780,832     121,061,600    12,626,075     4,709,739     9,829,728     53,291,427
Unit value                           $      10.53  $        10.51  $      11.33  $      15.44  $      10.76   $      12.88
Shares                                 16,655,434     127,460,958    14,365,574     7,078,414    10,319,862     58,703,825
Cost                                 $140,853,658  $1,315,185,832  $126,767,751  $100,212,729  $ 89,623,127   $744,416,457

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                       American       American       American       American     American
                                                      Fundamental   Fundamental       Global         Global       Global
                                     American Bond     Holdings       Holdings   Diversification     Growth       Growth
                                       Series III      Series II     Series III     Series II       Series II   Series III
                                     -------------  --------------  -----------  ---------------  ------------  ----------
TOTAL ASSETS
Investments at fair value             $136,900,813  $1,009,531,594  $57,027,889    $806,355,928   $182,646,259  $2,315,197
                                      ============  ==============  ===========    ============   ============  ==========
NET ASSETS
Contracts in accumulation             $136,900,813  $1,009,531,594  $57,027,889    $806,355,928   $182,646,259  $2,315,197
Contracts in payout (annuitization)
                                      ------------  --------------  -----------    ------------   ------------  ----------
Total net assets                      $136,900,813  $1,009,531,594  $57,027,889    $806,355,928   $182,646,259  $2,315,197
                                      ============  ==============  ===========    ============   ============  ==========
Units outstanding                       10,975,912      94,706,932    4,975,653      74,544,095     16,434,740     196,896
Unit value                            $      12.47  $        10.66  $     11.46    $      10.82   $      11.11  $    11.76
Shares                                  11,720,960     106,043,235    5,996,623      85,328,670     17,924,069     227,650
Cost                                  $132,853,732  $  975,806,057  $50,717,919    $808,966,587   $207,960,379  $1,939,894

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                        American        American
                                         Global          Global                                     American        American
                                         Small            Small         American       American      Growth-        Growth-
                                     Capitalization  Capitalization      Growth         Growth       Income          Income
                                       Series II       Series III       Series II     Series III    Series I       Series II
                                     --------------  --------------  --------------  -----------  ------------  ---------------
TOTAL ASSETS
Investments at fair value              $69,661,675    $30,698,325    $1,013,458,102  $61,648,679  $169,407,036  $   820,869,311
                                       ===========    ===========    ==============  ===========  ============  ===============
NET ASSETS
Contracts in accumulation              $69,640,859    $30,698,325    $1,013,340,881  $61,648,679  $169,166,223  $   820,735,428
Contracts in payout (annuitization)         20,816                          117,221                    240,813          133,883
                                       -----------    -----------    --------------  -----------  ------------  ---------------
Total net assets                       $69,661,675    $30,698,325    $1,013,458,102  $61,648,679  $169,407,036  $   820,869,311
                                       ===========    ===========    ==============  ===========  ============  ===============
Units outstanding                        7,182,756      2,977,421        64,065,633    5,974,669    10,752,046       55,869,154
Unit value                             $      9.70    $     10.31    $        15.82  $     10.32  $      15.76  $         14.69
Shares                                   8,293,057      3,654,563        76,660,976    4,670,354    12,502,364       60,625,503
Cost                                   $72,165,572    $23,075,354    $1,294,163,233  $53,793,699  $135,412,516  $ 1,008,932,462

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                       American     American     American
                                       Growth-    High-Income     High-        American       American      American
                                        Income        Bond     Income Bond  International  International   New World
                                      Series III   Series II    Series III    Series II      Series III    Series II
                                     -----------  -----------  -----------  -------------  -------------  -----------
TOTAL ASSETS
Investments at fair value            $69,673,749  $53,604,734  $16,993,355   $679,801,048   $10,332,013   $72,479,383
                                     ===========  ===========  ===========   ============   ===========   ===========
NET ASSETS
Contracts in accumulation            $69,673,749  $53,604,734  $16,993,355   $679,749,900   $10,332,013   $72,479,383
Contracts in payout (annuitization)                                                51,148
                                     -----------  -----------  -----------   ------------   -----------   -----------
Total net assets                     $69,673,749  $53,604,734  $16,993,355   $679,801,048   $10,332,013   $72,479,383
                                     ===========  ===========  ===========   ============   ===========   ===========
Units outstanding                      6,435,982    4,417,794    1,265,146     30,806,778       899,512     5,873,612
Unit value                           $     10.83  $     12.13  $     13.43   $      22.07   $     11.49   $     12.34
Shares                                 5,153,384    5,250,219    1,666,015     43,829,855       667,874     6,121,569
Cost                                 $59,724,283  $52,080,818  $17,074,906   $838,566,698   $10,047,138   $69,148,104

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                      American                            Blue Chip     Blue Chip      Capital
                                      New World  Balanced     Basic        Growth        Growth     Appreciation
                                     Series III  Series I  Value Focus    Series I      Series II     Series I
                                     ----------  --------  -----------  ------------  ------------  ------------
TOTAL ASSETS
Investments at fair value            $1,529,386  $107,184  $ 9,606,351  $265,754,060  $113,765,343  $105,779,943
                                     ==========  ========  ===========  ============  ============  ============
NET ASSETS
Contracts in accumulation            $1,529,386  $107,184  $ 9,606,351  $265,335,343  $113,765,343  $105,659,714
Contracts in payout (annuitization)                                          418,717                     120,229
                                     ----------  --------  -----------  ------------  ------------  ------------
Total net assets                     $1,529,386  $107,184  $ 9,606,351  $265,754,060  $113,765,343  $105,779,943
                                     ==========  ========  ===========  ============  ============  ============
Units outstanding                       131,950     7,249      454,704    14,833,364     8,551,198    11,642,266
Unit value                           $    11.59  $  14.79  $     21.13  $      17.92  $      13.30  $       9.09
Shares                                  129,499     7,228      896,115    15,229,459     6,541,998    11,885,387
Cost                                 $1,254,184  $104,556  $12,461,292  $236,859,039  $114,424,224  $104,976,485

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                      Capital       CGTC         Core         Core
                                        Capital    Appreciation   Overseas    Allocation   Allocation      Core
                                     Appreciation      Value       Equity        Plus         Plus      Allocation
                                       Series II     Series II    Series II    Series I     Series II    Series I
                                     ------------  ------------  ----------  -----------  ------------  ----------
TOTAL ASSETS
Investments at fair value             $62,885,529  $315,680,032  $3,365,802  $19,574,372  $148,644,338  $3,560,646
                                      ===========  ============  ==========  ===========  ============  ==========
NET ASSETS
Contracts in accumulation             $62,885,529  $315,680,032  $3,365,802  $19,574,372  $148,644,338  $3,560,646
Contracts in payout (annuitization)
                                      -----------  ------------  ----------  -----------  ------------  ----------
Total net assets                      $62,885,529  $315,680,032  $3,365,802  $19,574,372  $148,644,338  $3,560,646
                                      ===========  ============  ==========  ===========  ============  ==========
Units outstanding                       4,634,291    27,231,439     233,650    1,748,762    13,789,949     240,937
Unit value                            $     13.57  $      11.59  $    14.41  $     11.19  $      10.78  $    14.78
Shares                                  7,121,804    27,546,251     352,071    1,932,317    14,659,205     241,236
Cost                                  $60,659,592  $262,785,093  $4,252,568  $17,356,507  $127,549,633  $3,469,863

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                              Core           Core           Core
                                         Core        Core         Core      Balanced     Disciplined    Fundamental
                                      Allocation   Balanced    Balanced     Strategy   Diversification    Holdings
                                      Series II    Series I    Series II   Series NAV     Series II      Series II
                                     -----------  ----------  -----------  ----------  ---------------  -----------
TOTAL ASSETS
Investments at fair value            $27,949,683  $5,061,256  $44,238,231  $2,742,020    $57,113,925    $97,507,680
                                     ===========  ==========  ===========  ==========    ===========    ===========
NET ASSETS
Contracts in accumulation            $27,949,683  $5,061,256  $44,238,231  $2,742,020    $57,113,925    $97,507,680
Contracts in payout (annuitization)
                                     -----------  ----------  -----------  ----------    -----------    -----------
Total net assets                     $27,949,683  $5,061,256  $44,238,231  $2,742,020    $57,113,925    $97,507,680
                                     ===========  ==========  ===========  ==========    ===========    ===========
Units outstanding                      1,858,723     343,325    2,944,076     200,571      3,711,559      6,628,031
Unit value                           $     15.04  $    14.74  $     15.03  $    13.67    $     15.39    $     14.71
Shares                                 1,892,328     338,999    2,961,060     201,916      3,728,063      6,646,740
Cost                                 $27,010,430  $4,837,239  $41,592,222  $2,757,148    $54,185,957    $92,699,084

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                         Core
                                     Fundamental    Core Global      Core Global        Core         Core       Disciplined
                                       Holdings   Diversification  Diversification    Strategy     Strategy   Diversification
                                      Series III     Series II        Series III      Series II   Series NAV     Series II
                                     -----------  ---------------  ---------------  ------------  ----------  ---------------
TOTAL ASSETS
Investments at fair value             $9,425,361    $115,641,538      $6,222,893    $536,844,955  $6,030,992    $213,163,087
                                      ==========    ============      ==========    ============  ==========    ============
NET ASSETS
Contracts in accumulation             $9,425,361    $115,641,538      $6,222,893    $536,835,350  $6,030,992    $213,163,087
Contracts in payout (annuitization)                                                        9,605
                                      ----------    ------------      ----------    ------------  ----------    ------------
Total net assets                      $9,425,361    $115,641,538      $6,222,893    $536,844,955  $6,030,992    $213,163,087
                                      ==========    ============      ==========    ============  ==========    ============
Units outstanding                        651,197       7,610,718         416,864      43,900,932     422,492      18,658,677
Unit value                            $    14.47    $      15.19      $    14.93    $      12.23  $    14.27    $      11.42
Shares                                   643,369       7,602,994         409,670      46,480,083     523,978      19,308,251
Cost                                  $8,968,336    $111,576,344      $6,017,243    $538,534,459  $5,685,641    $174,678,272

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                                 Financial    Financial     Founding
                                      DWS Equity  Equity-Income  Equity-Income    Services     Services    Allocation
                                      500 Index      Series I      Series II      Series I    Series II     Series I
                                     -----------  -------------   ------------  -----------  -----------  -----------
TOTAL ASSETS
Investments at fair value            $16,616,008   $270,462,107   $148,221,786  $17,661,712  $29,096,166  $42,902,752
                                     ===========   ============   ============  ===========  ===========  ===========
NET ASSETS
Contracts in accumulation            $16,609,317   $269,891,838   $148,221,786  $17,661,712  $29,074,030  $42,902,752
Contracts in payout (annuitization)        6,691        570,269                                   22,136
                                     -----------   ------------   ------------  -----------  -----------  -----------
Total net assets                     $16,616,008   $270,462,107   $148,221,786  $17,661,712  $29,096,166  $42,902,752
                                     ===========   ============   ============  ===========  ===========  ===========
Units outstanding                        956,770     11,371,365     10,954,397    1,449,855    2,251,332    3,793,835
Unit value                           $     17.37   $      23.78   $      13.53  $     12.18  $     12.92  $     11.31
Shares                                 1,423,823     22,042,552     12,109,623    1,669,349    2,760,547    4,598,366
Cost                                 $18,532,547   $339,381,066   $180,684,236  $18,222,912  $30,824,742  $37,480,829

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                        Founding      Fundamental   Fundamental
                                       Allocation        Value         Value     Global Bond   Global Bond  Global Trust
                                        Series II      Series I      Series II     Series I     Series II     Series I
                                     --------------  ------------  ------------  -----------  ------------  ------------
TOTAL ASSETS
Investments at fair value            $1,261,885,677  $368,109,463  $305,287,199  $80,082,736  $176,112,067  $157,233,725
                                     ==============  ============  ============  ===========  ============  ============
NET ASSETS
Contracts in accumulation            $1,261,885,677  $367,442,329  $305,286,911  $80,053,836  $176,068,670  $157,068,457
Contracts in payout (annuitization)                       667,134           288       28,900        43,397       165,268
                                     --------------  ------------  ------------  -----------  ------------  ------------
Total net assets                     $1,261,885,677  $368,109,463  $305,287,199  $80,082,736  $176,112,067  $157,233,725
                                     ==============  ============  ============  ===========  ============  ============
Units outstanding                       128,398,406    28,241,296    22,342,435    3,158,491     9,499,821     9,049,797
Unit value                           $         9.83  $      13.03  $      13.66  $     25.35  $      18.54  $      17.37
Shares                                  134,961,035    28,781,037    23,906,593    6,596,601    14,602,991    11,527,399
Cost                                 $1,493,078,220  $306,210,941  $335,654,097  $89,439,833  $195,652,162  $150,042,375

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                     Global Trust  Health Sciences  Health Sciences  High Income   High Yield   High Yield
                                       Series II      Series I         Series II      Series II     Series I    Series II
                                     ------------  ---------------  ---------------  -----------  -----------  -----------
TOTAL ASSETS
Investments at fair value             $30,509,687    $40,344,711      $47,856,831    $18,649,559  $67,491,418  $90,801,684
                                      ===========    ===========      ===========    ===========  ===========  ===========
NET ASSETS
Contracts in accumulation             $30,425,107    $40,342,139      $47,856,447    $18,649,559  $67,408,900  $90,733,130
Contracts in payout (annuitization)        84,580          2,572              384                      82,518       68,554
                                      -----------    -----------      -----------    -----------  -----------  -----------
Total net assets                      $30,509,687    $40,344,711      $47,856,831    $18,649,559  $67,491,418  $90,801,684
                                      ===========    ===========      ===========    ===========  ===========  ===========
Units outstanding                       2,125,503      2,244,079        2,552,746      1,626,192    3,881,038    5,173,978
Unit value                            $     14.35    $     17.98      $     18.75    $     11.47  $     17.39  $     17.55
Shares                                  2,243,359      3,001,839        3,628,266      1,965,180    8,260,884   11,019,622
Cost                                  $39,017,640    $41,935,461      $47,970,829    $17,370,717  $59,179,287  $81,120,482

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                     International   International  International  International
                                     International   International  Equity Index A  Equity Index A   Equity Index  Small Company
                                     Core Series I  Core Series II     Series I       Series II       Series NAV      Series I
                                     -------------  --------------  --------------  --------------  -------------  ------------
TOTAL ASSETS
Investments at fair value             $37,608,478     $26,618,220     $14,194,153     $15,752,698    $23,975,976    $48,283,062
                                      ===========     ===========     ===========     ===========    ===========    ===========
NET ASSETS
Contracts in accumulation             $37,518,518     $26,591,084     $14,155,172     $15,752,698    $23,951,912    $48,265,791
Contracts in payout (annuitization)        89,960          27,136          38,981                         24,064         17,271
                                      -----------     -----------     -----------     -----------    -----------    -----------
Total net assets                      $37,608,478     $26,618,220     $14,194,153     $15,752,698    $23,975,976    $48,283,062
                                      ===========     ===========     ===========     ===========    ===========    ===========
Units outstanding                       2,759,093       1,799,491         806,351         911,711      2,431,392      3,935,891
Unit value                            $     13.63     $     14.79     $     17.60     $     17.28    $      9.86    $     12.27
Shares                                  4,141,903       2,909,095         975,543       1,082,660      1,636,585      5,499,210
Cost                                  $52,682,497     $36,465,196     $17,818,503     $19,592,124    $31,084,574    $49,507,247

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                     International  International  International   Investment    Investment
                                     Small Company      Value          Value      Quality Bond  Quality Bond  Large Cap Value
                                       Series II       Series I      Series II      Series I      Series II       Series I
                                     -------------  -------------  -------------  ------------  ------------  ---------------
TOTAL ASSETS
Investments at fair value             $28,557,164    $133,408,791   $123,004,856  $156,994,085  $135,966,685    $20,018,553
                                      ===========    ============   ============  ============  ============    ===========
NET ASSETS
Contracts in accumulation             $28,557,164    $133,278,079   $122,948,047  $156,641,092  $135,966,685    $20,018,553
Contracts in payout (annuitization)                       130,712         56,809       352,993
                                      -----------    ------------   ------------  ------------  ------------    -----------
Total net assets                      $28,557,164    $133,408,791   $123,004,856  $156,994,085  $135,966,685    $20,018,553
                                      ===========    ============   ============  ============  ============    ===========
Units outstanding                       2,328,932       8,033,229      6,733,805     8,810,880     8,375,031      1,157,609
Unit value                            $     12.26    $      16.61   $      18.27  $      17.82  $      16.23    $     17.29
Shares                                  3,252,524      11,682,031     10,789,900    14,156,365    12,260,296      1,308,402
Cost                                  $29,278,949    $178,428,988   $164,270,257  $155,546,909  $137,788,759    $26,979,243

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                        Lifestyle     Lifestyle     Lifestyle      Lifestyle       Lifestyle
                                     Large Cap Value   Aggressive    Aggressive     Balanced       Balanced      Conservative
                                        Series II       Series I      Series II     Series I       Series II       Series I
                                     ---------------  ------------  ------------  ------------  ---------------  ------------
TOTAL ASSETS
Investments at fair value              $19,356,704    $ 95,282,705  $178,414,101  $662,525,999  $ 9,123,269,007  $208,449,069
                                       ===========    ============  ============  ============  ===============  ============
NET ASSETS
Contracts in accumulation              $19,354,942    $ 95,282,287  $178,414,101  $662,387,913  $ 9,122,518,794  $208,408,617
Contracts in payout (annuitization)          1,762             418                     138,086          750,213        40,452
                                       -----------    ------------  ------------  ------------  ---------------  ------------
Total net assets                       $19,356,704    $ 95,282,705  $178,414,101  $662,525,999  $ 9,123,269,007  $208,449,069
                                       ===========    ============  ============  ============  ===============  ============
Units outstanding                        1,133,545       6,570,279    12,202,049    40,029,522      611,485,345    11,452,790
Unit value                             $     17.08    $      14.50  $      14.62  $      16.55  $         14.92  $      18.20
Shares                                   1,268,460      13,052,426    24,473,814    61,401,853      848,676,187    17,620,378
Cost                                   $25,557,416    $123,436,707  $234,737,894  $728,154,087  $10,458,449,265  $202,785,091

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                                                                     Marisco
                                        Lifestyle      Lifestyle       Lifestyle      Lifestyle      Lifestyle    International
                                      Conservative      Growth      Growth Series     Moderate       Moderate     Opportunities
                                        Series II      Series I          II           Series I       Series II      Series II
                                     --------------  ------------  ---------------  ------------  --------------  -------------
TOTAL ASSETS
Investments at fair value            $2,071,301,574  $534,791,990  $11,149,868,272  $245,632,228  $2,638,639,970   $34,890,497
                                     ==============  ============  ===============  ============  ==============   ===========
NET ASSETS
Contracts in accumulation            $2,071,301,574  $533,988,060  $11,149,800,226  $243,737,360  $2,638,638,557   $34,890,497
Contracts in payout (annuitization)                       803,930           68,046     1,894,868           1,413
                                     --------------  ------------  ---------------  ------------  --------------   -----------
Total net assets                     $2,071,301,574  $534,791,990  $11,149,868,272  $245,632,228  $2,638,639,970   $34,890,497
                                     ==============  ============  ===============  ============  ==============   ===========
Units outstanding                       133,572,464    35,025,976      783,016,876    13,923,302     175,829,782     2,507,243
Unit value                           $        15.51  $      15.27  $         14.24  $      17.64  $        15.01   $     13.92
Shares                                  175,832,052    51,720,695    1,080,413,592    22,029,796     237,715,313     3,095,874
Cost                                 $2,028,221,923  $605,064,193  $13,501,515,691  $253,006,487  $2,781,252,334   $40,786,011

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                     Mid Cap Index  Mid Cap Index  Mid Cap Stock  Mid Cap Stock   ML Global  Money Market
                                        Series I      Series II       Series I      Series II    Allocation    Series I
                                     -------------  -------------  -------------  -------------  ----------  -------------
TOTAL ASSETS
Investments at fair value             $36,668,097    $74,102,879    $167,211,294   $107,670,416  $1,080,268   $240,289,995
                                      ===========    ===========    ============   ============  ==========   ============
NET ASSETS
Contracts in accumulation             $36,656,037    $74,095,704    $167,170,811   $107,670,061  $1,080,268   $240,091,468
Contracts in payout (annuitization)        12,060          7,175          40,483            355                    198,527
                                      -----------    -----------    ------------   ------------  ----------   ------------
Total net assets                      $36,668,097    $74,102,879    $167,211,294   $107,670,416  $1,080,268   $240,289,995
                                      ===========    ===========    ============   ============  ==========   ============
Units outstanding                       2,155,012      4,703,227      11,821,904      6,241,071      69,919     15,261,241
Unit value                            $     17.02    $     15.76    $      14.14   $      17.25  $    15.45   $      15.75
Shares                                  2,578,628      5,225,873      14,565,444      9,553,719      72,453     24,029,000
Cost                                  $42,050,962    $85,317,558    $207,002,530   $130,780,582  $  895,544   $240,289,995

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                                                            Optimized    Optimized
                                      Money Market       Money Market    Mutual Shares  Natural Resources    All Cap        Value
                                        Series II    Trust B Series NAV     Series I        Series II       Series II    Series II
                                     --------------  ------------------  -------------  -----------------  -----------  -----------
TOTAL ASSETS
Investments at fair value            $1,133,525,402      $32,691,653      $122,735,536     $173,158,032    $62,406,897  $11,845,975
                                     ==============      ===========      ============     ============    ===========  ===========
NET ASSETS:
Contracts in accumulation            $1,133,260,358      $32,691,653      $122,735,536     $172,981,996    $62,406,897  $11,840,651
Contracts in payout (annuitization)         265,044                                             176,036                       5,324
                                     --------------      -----------      ------------     ------------    -----------  -----------
Total net assets                     $1,133,525,402      $32,691,653      $122,735,536     $173,158,032    $62,406,897  $11,845,975
                                     ==============      ===========      ============     ============    ===========  ===========
Units outstanding                        88,916,938        2,574,889        11,608,152        4,956,632      4,142,487      969,174
Unit value                           $        12.75      $     12.70      $      10.57     $      34.93    $     15.07  $     12.22
Shares                                  113,352,540       32,691,653        13,561,938       15,698,824      5,725,404    1,331,008
Cost                                 $1,133,525,402      $32,691,653      $102,877,653     $164,193,624    $93,741,805  $18,256,022

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                                                                        Real Return
                                      Pacific Rim  Pacific Rim   PIMCO All       Real Estate           Real Estate         Bond
                                       Series I     Series II      Asset     Securities Series I  Securities Series II   Series II
                                     ------------  -----------  -----------  -------------------  --------------------  -----------
TOTAL ASSETS
Investments at fair value             $20,227,592  $21,146,740  $23,773,569      $48,549,391           $61,999,895      $85,501,849
                                      ===========  ===========  ===========      ===========           ===========      ===========
NET ASSETS:
Contracts in accumulation             $20,223,194  $21,146,740  $23,773,569      $48,469,546           $61,983,801      $85,480,898
Contracts in payout (annuitization)         4,398                                     79,845                16,094           20,951
                                      -----------  -----------  -----------      -----------           -----------      -----------
Total net assets                      $20,227,592  $21,146,740  $23,773,569      $48,549,391           $61,999,895      $85,501,849
                                      ===========  ===========  ===========      ===========           ===========      ===========
Units outstanding                       1,716,569    1,249,439    1,526,486        2,091,375             3,296,683        5,613,322
Unit value                            $     11.78  $     16.92  $     15.57      $     23.21           $     18.81      $     15.23
Shares                                  2,580,050    2,704,187    2,261,995        5,418,459             6,904,220        7,215,346
Cost                                  $23,999,398  $21,530,272  $24,849,270      $64,705,618           $76,166,728      $91,521,995

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                      Science &     Science &    Small Cap    Small Cap     Small Cap      Small Cap
                                      Technology    Technology     Index        Index     Opportunities  Opportunities
                                       Series I     Series II     Series I    Series II     Series I       Series II
                                     ------------  -----------  -----------  -----------  -------------  -------------
TOTAL ASSETS
Investments at fair value            $108,495,025  $51,365,381  $15,814,967  $58,966,313   $28,464,030    $26,863,935
                                     ============  ===========  ===========  ===========   ===========    ===========
NET ASSETS:
Contracts in accumulation            $108,398,721  $51,364,539  $15,809,311  $58,941,783   $28,457,013    $26,863,935
Contracts in payout (annuitization)        96,304          842        5,656       24,530         7,017
                                     ------------  -----------  -----------  -----------   -----------    -----------
Total net assets                     $108,495,025  $51,365,381  $15,814,967  $58,966,313   $28,464,030    $26,863,935
                                     ============  ===========  ===========  ===========   ===========    ===========
Units outstanding                       9,846,551    3,708,685    1,130,357    4,052,504     1,685,652      1,671,563
Unit value                           $      11.02  $     13.85  $     13.99  $     14.55   $     16.89    $     16.07
Shares                                  7,995,212    3,830,379    1,419,656    5,307,499     1,885,035      1,787,354
Cost                                 $ 90,385,096  $46,265,829  $19,645,058  $77,823,227   $37,894,228    $34,252,391


         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                    Small         Small       Smaller      Smaller
                                      Small Cap    Company       Company      Company      Company     Strategic
                                        Value       Value        Value        Growth       Growth        Bond
                                        Focus      Series I      Series II    Series I    Series II    Series I
                                     ----------- ------------  ------------ -----------  -----------  -----------
TOTAL ASSETS
Investments at fair value            $4,610,241  $ 80,022,045  $78,532,147  $37,391,020  $21,622,822  $73,892,052
                                     ==========  ============  ===========  ===========  ===========  ===========
NET ASSETS:
Contracts in accumulation            $4,610,241  $ 79,908,882  $78,532,147  $37,364,160  $21,622,822  $73,831,792
Contracts in payout (annuitization)                   113,163                    26,860                    60,260
                                     ----------  ------------  -----------  -----------  -----------  -----------
Total net assets                     $4,610,241  $ 80,022,045  $78,532,147  $37,391,020  $21,622,822  $73,892,052
                                     ==========  ============  ===========  ===========  ===========  ===========
Units outstanding                       167,144     3,876,782    4,564,364    2,846,684    1,648,670    3,627,147
Unit value                           $    27.58  $      20.64  $     17.21  $     13.13  $     13.12  $     20.37
Shares                                  335,047     5,611,644    5,553,900    2,614,757    1,513,144    7,697,089
Cost                                 $6,894,083  $101,378,563  $97,321,884  $35,540,543  $20,567,536  $82,388,756

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                 T Rowe       T Rowe
                                      Strategic    Strategic    Price Mid    Price Mid     Total Bond     Total Bond
                                        Bond        Income        Value        Value     Market Trust A  Market Trust A
                                      Series II    Series II    Series I     Series II     Series II       Series NAV
                                     -----------  -----------  -----------  -----------  --------------  --------------
TOTAL ASSETS
Investments at fair value            $67,514,612  $12,305,166  $84,584,504  $92,029,468      $868,795      $30,655,027
                                     ===========  ===========  ===========  ===========      ========      ===========
NET ASSETS:
Contracts in accumulation            $67,514,612  $12,305,166  $84,508,790  $92,029,468      $868,795      $30,655,027
Contracts in payout (annuitization)                                 75,714
                                     -----------  -----------  -----------  -----------      --------      -----------
Total net assets                     $67,514,612  $12,305,166  $84,584,504  $92,029,468      $868,795      $30,655,027
                                     ===========  ===========  ===========  ===========      ========      ===========
Units outstanding                      4,336,364      767,713    5,577,843    6,142,311        64,240        2,360,787
Unit value                           $     15.57  $     16.03  $     15.16  $     14.98      $  13.52      $     12.99
Shares                                 7,025,454      922,426    8,631,072    9,381,189        64,498        2,277,491
Cost                                 $72,167,433  $11,813,312  $63,377,742  $69,025,626      $871,006      $31,142,902

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                                 Total Stock  Total Stock      U.S.         U.S.
                                                                    Market       Market     Government   Government
                                     Total Return  Total Return     Index        Index      Securities   Securities
                                        Series I     Series II    Series I     Series II    Series I      Series II
                                     ------------  ------------  -----------  -----------  -----------  -----------
TOTAL ASSETS
Investments at fair value            $250,132,005  $306,155,661  $13,419,876  $41,686,321  $95,867,668  $86,991,253
                                     ============  ============  ===========  ===========  ===========  ===========
NET ASSETS:
Contracts in accumulation            $250,022,640  $305,990,557  $13,363,808  $41,623,821  $95,759,344  $86,933,487
Contracts in payout (annuitization)       109,365       165,104       56,068       62,500      108,324       57,766
                                     ------------  ------------  -----------  -----------  -----------  -----------
Total net assets                     $250,132,005  $306,155,661  $13,419,876  $41,686,321  $95,867,668  $86,991,253
                                     ============  ============  ===========  ===========  ===========  ===========
Units outstanding                      12,463,088    17,775,787    1,288,506    3,055,658    4,725,957    6,154,117
Unit value                           $      20.07  $      17.22  $     10.42  $     13.64  $     20.29  $     14.14
Shares                                 17,879,343    21,899,547    1,326,075    4,127,358    7,687,864    6,964,872
Cost                                 $245,056,762  $300,029,930  $14,846,098  $50,392,283  $97,782,174  $86,897,655

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                     U.S. High Yield  UBS Large Cap  UBS Large Cap   Utilities    Utilities
                                        Series II        Series I      Series II      Series I    Series II   Value Series I
                                     ---------------  -------------  -------------  -----------  -----------  --------------
TOTAL ASSETS
Investments at fair value               $6,400,742     $129,171,779   $ 9,291,293   $24,792,417  $28,486,949   $ 99,042,987
                                        ==========     ============   ===========   ===========  ===========   ============
NET ASSETS:
Contracts in accumulation               $6,400,742     $128,964,194   $ 9,291,017   $24,777,451  $28,486,949   $ 98,856,073
Contracts in payout (annuitization)                         207,585           276        14,966                     186,914
                                        ----------     ------------   -----------   -----------  -----------   ------------
Total net assets                        $6,400,742     $129,171,779   $ 9,291,293   $24,792,417  $28,486,949   $ 99,042,987
                                        ==========     ============   ===========   ===========  ===========   ============
Units outstanding                          407,858       10,813,548       789,704     1,410,049    1,086,877      5,780,835
Unit value                              $    15.69     $      11.95   $     11.77   $     17.58  $     26.21   $      17.13
Shares                                     519,120       11,764,278       848,520     2,377,029    2,749,706      7,218,877
Cost                                    $5,701,375     $181,491,187   $11,908,284   $30,507,082  $34,669,748   $115,588,491

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2009

                                                      Wellington   Wellington  Wellington  Wellington
                                                         Small       Small        Small       Small     Wells Capital
                                                      Cap Growth   Cap Growth   Cap Value   Cap Value     Core Bond
                                     Value Series II   Series I    Series II     Series I   Series II     Series II
                                     ---------------  ----------  -----------  ----------  -----------  -------------
TOTAL ASSETS
Investments at fair value              $28,921,543      $86,099   $30,670,851   $240,945   $37,413,620   $11,526,631
                                       ===========      =======   ===========   ========   ===========   ===========
NET ASSETS:
Contracts in accumulation              $28,921,543      $86,099   $30,670,851   $240,945   $37,412,078   $11,526,631
Contracts in payout (annuitization)                                                              1,542
                                       -----------      -------   -----------   --------   -----------   -----------
Total net assets                       $28,921,543      $86,099   $30,670,851   $240,945   $37,413,620   $11,526,631
                                       ===========      =======   ===========   ========   ===========   ===========
Units outstanding                        1,797,563        7,788     2,052,359     19,366     2,610,715       792,126
Unit value                             $     16.09      $ 11.06   $     14.94   $  12.44   $     14.33   $     14.55
Shares                                   2,114,148       10,386     3,740,348     16,020     2,494,241       871,250
Cost                                   $32,262,176      $79,476   $28,716,168   $190,201   $34,798,169   $10,981,761

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          500 Index Fund B
                                             Series NAV             500 Index Series I         500 Index Series II
                                     -------------------------  --------------------------  -------------------------
                                         2009         2008          2009          2008          2009         2008
                                     -----------  ------------  ------------  ------------  -----------  ------------
Income:
   Dividend distributions received   $   998,910  $  1,318,297  $    798,875  $    542,663  $   603,615  $    267,282
Expenses:
   Mortality and expense risk and
      administrative charges            (700,288)   (1,008,054)     (741,247)   (1,219,922)    (650,472)     (935,526)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net investment income (loss)             298,622       310,243        57,628      (677,259)     (46,857)     (668,244)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --       424,905            --            --           --            --
   Net realized gain (loss)           (4,145,698)   (3,268,258)   (4,506,477)    3,691,425   (1,785,917)    2,427,563
                                     -----------  ------------  ------------  ------------  -----------  ------------
Realized gains (losses)               (4,145,698)   (2,843,353)   (4,506,477)    3,691,425   (1,785,917)    2,427,563
                                     -----------  ------------  ------------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period   14,100,729   (26,676,615)   14,750,211   (39,048,825)  10,748,760   (27,950,733)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations     10,253,653   (29,209,725)   10,301,362   (36,034,659)   8,915,986   (26,191,414)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                     240,893       460,754       211,492       429,158      279,702       683,459
   Transfers between sub-accounts
      and the company                   (927,366)   (4,541,018)   (5,631,954)   (6,652,835)    (313,636)   (4,647,012)
   Withdrawals                        (2,636,543)   (7,019,941)   (5,559,814)  (13,783,715)  (2,417,930)   (6,923,452)
   Annual contract fee                  (308,144)     (340,583)     (215,712)     (246,051)    (217,443)     (235,683)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (3,631,160)  (11,440,788)  (11,195,988)  (20,253,443)  (2,669,307)  (11,122,688)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             6,622,493   (40,650,513)     (894,626)  (56,288,102)   6,246,679   (37,314,102)
Contract owners' equity at
   beginning of period                44,221,566    84,872,079    53,450,857   109,738,959   39,678,677    76,992,779
                                     -----------  ------------  ------------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $50,844,059  $ 44,221,566  $ 52,556,231  $ 53,450,857  $45,925,356  $ 39,678,677
                                     ===========  ============  ============  ============  ===========  ============

                                         2009         2008           2009          2008         2009         2008
                                     -----------  ------------  ------------  ------------  -----------  ------------
Units, beginning of period             5,843,640     6,935,607     6,938,793     8,812,912    3,916,772     4,686,816
Units issued                             333,966       228,404       700,589       941,760      514,540       506,860
Units redeemed                           776,199     1,320,371     2,141,028     2,815,879      768,094     1,276,904
                                     -----------  ------------  ------------  ------------  -----------  ------------
Units, end of period                   5,401,407     5,843,640     5,498,354     6,938,793    3,663,218     3,916,772
                                     ===========  ============  ============  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                      500 Index
                                      Series NAV     Active Bond Series I        Active Bond Series II
                                     -----------  --------------------------  ---------------------------
                                        2009          2009          2008          2009           2008
                                     -----------  ------------  ------------  ------------  -------------
Income:
   Dividend distributions received   $   579,362  $  4,542,090  $  4,201,451  $ 20,504,593  $  18,890,211
Expenses:
   Mortality and expense risk and
      administrative charges            (131,865)     (957,918)   (1,230,763)   (4,662,260)    (6,568,679)
                                     -----------  ------------  ------------  ------------  -------------
Net investment income (loss)             447,497     3,584,172     2,970,688    15,842,333     12,321,532
                                     -----------  ------------  ------------  ------------  -------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --            --            --            --             --
   Net realized gain (loss)              193,582    (1,997,718)   (1,761,783)   (6,300,198)   (15,381,272)
                                     -----------  ------------  ------------  ------------  -------------
Realized gains (losses)                  193,582    (1,997,718)   (1,761,783)   (6,300,198)   (15,381,272)
                                     -----------  ------------  ------------  ------------  -------------
Unrealized appreciation
   (depreciation) during the period    3,904,167    11,663,091   (11,032,009)   48,040,578    (44,381,072)
                                     -----------  ------------  ------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from operations      4,545,246    13,249,545    (9,823,104)   57,582,713    (47,440,812)
                                     -----------  ------------  ------------  ------------  -------------
Changes from principal
   transactions:
   Purchase payments                  37,276,523        96,236       111,116     1,839,340      3,751,348
   Transfers between sub-accounts
      and the company                  7,470,843    (1,473,096)   (7,375,399)    5,720,051   (109,120,307)
   Withdrawals                           (43,257)  (10,011,733)  (13,814,483)  (21,363,978)   (61,534,371)
   Annual contract fee                (1,177,871)     (107,434)     (122,610)   (1,281,837)    (1,466,818)
                                     -----------  ------------  ------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       43,526,238   (11,496,027)  (21,201,376)  (15,086,424)  (168,370,148)
                                     -----------  ------------  ------------  ------------  -------------
Total increase (decrease) in
   contract owners' equity            48,071,484     1,753,518   (31,024,480)   42,496,289   (215,810,960)
Contract owners' equity at
   beginning of period                        --    64,896,482    95,920,962   275,345,876    491,156,836
                                     -----------  ------------  ------------  ------------  -------------
Contract owners' equity at end of
   period                            $48,071,484  $ 66,650,000  $ 64,896,482  $317,842,165  $ 275,345,876
                                     ===========  ============  ============  ============  =============

                                         2009         2009          2008          2009           2008
                                     -----------  ------------  ------------  ------------  -------------
Units, beginning of period                    --     5,542,442     7,221,980    23,846,814     37,399,025
Units issued                           3,191,284       322,366       172,373     2,179,147        291,217
Units redeemed                            79,880     1,235,395     1,851,911     3,532,709     13,843,428
                                     -----------  ------------  ------------  ------------  -------------
Units, end of period                   3,111,404     4,629,413     5,542,442    22,493,252     23,846,814
                                     ===========  ============  ============  ============  =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         All Cap Core Series I       All Cap Core Series II      All Cap Growth Series I
                                      --------------------------   -------------------------   ---------------------------
                                          2009          2008           2009          2008          2009           2008
                                      -----------   ------------   -----------   -----------   ------------   ------------
Income:
   Dividend distributions received    $   741,852   $  1,207,258   $   103,037   $   159,045   $    496,760   $    346,103
Expenses:
   Mortality and expense risk and
      administrative charges             (692,122)    (1,132,794)     (117,006)     (187,392)    (1,055,630)    (1,781,512)
                                      -----------   ------------   -----------   -----------   ------------   ------------
Net investment income (loss)               49,730         74,464       (13,969)      (28,347)      (558,870)    (1,435,409)
                                      -----------   ------------   -----------   -----------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --             --            --            --             --             --
   Net realized gain (loss)                33,795      5,224,361      (676,315)     (359,796)    (1,992,640)     5,136,944
                                      -----------   ------------   -----------   -----------   ------------   ------------
Realized gains (losses)                    33,795      5,224,361      (676,315)     (359,796)    (1,992,640)     5,136,944
                                      -----------   ------------   -----------   -----------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period    11,082,174    (42,000,670)    2,451,116    (5,366,452)    15,009,820    (68,086,055)
                                      -----------   ------------   -----------   -----------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations      11,165,699    (36,701,845)    1,760,832    (5,754,595)    12,458,310    (64,384,520)
                                      -----------   ------------   -----------   -----------   ------------   ------------
Changes from principal
   transactions:
   Purchase payments                      167,076        366,846        32,117       134,900        335,793        783,785
   Transfers between sub-accounts
      and the company                  (3,335,426)    (8,905,600)     (404,536)   (2,132,855)    (6,213,835)   (11,904,048)
   Withdrawals                         (4,971,067)   (11,311,545)     (621,068)     (974,994)    (7,276,749)   (19,338,558)
   Annual contract fee                   (127,468)      (154,339)      (46,596)      (55,633)      (211,174)      (264,833)
                                      -----------   ------------   -----------   -----------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from
   principal transactions              (8,266,885)   (20,004,638)   (1,040,083)   (3,028,582)   (13,365,965)   (30,723,654)
                                      -----------   ------------   -----------   -----------   ------------   ------------
Total increase (decrease) in
   contract owners' equity              2,898,814    (56,706,483)      720,749    (8,783,177)      (907,655)   (95,108,174)
Contract owners' equity at
   beginning of period                 48,378,680    105,085,163     7,549,207    16,332,384     76,573,971    171,682,145
                                      -----------   ------------   -----------   -----------   ------------   ------------
Contract owners' equity at end of
   period                             $51,277,494   $ 48,378,680   $ 8,269,956   $ 7,549,207   $ 75,666,316   $ 76,573,971
                                      ===========   ============   ===========   ===========   ============   ============

                                          2009          2008           2009          2008          2009           2008
                                      -----------   ------------   -----------   -----------   ------------   ------------
Units, beginning of period              4,404,983      5,690,761       681,898       875,613      6,912,443      8,855,075
Units issued                               76,938        150,841        21,818        64,431        176,602        240,422
Units redeemed                            790,817      1,436,619       112,256       258,146      1,330,272      2,183,054
                                      -----------   ------------   -----------   -----------   ------------   ------------
Units, end of period                    3,691,104      4,404,983       591,460       681,898      5,758,773      6,912,443
                                      ===========   ============   ===========   ===========   ============   ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       All Cap Growth Series II      All Cap Value Series I       All Cap Value Series II
                                      --------------------------   --------------------------   --------------------------
                                          2009          2008           2009          2008          2009          2008
                                      -----------   ------------   -----------   ------------   -----------   ------------
Income:
   Dividend distributions received    $    53,703   $     17,029   $   134,694   $    288,163   $    80,276   $    189,619
Expenses:
   Mortality and expense risk and
      administrative charges             (165,990)      (267,164)     (392,912)      (562,401)     (410,476)      (572,561)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Net investment income (loss)             (112,287)      (250,135)     (258,218)      (274,238)     (330,200)      (382,942)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --             --            --        952,054            --        898,673
   Net realized gain (loss)              (533,998)       943,715    (7,804,102)   (12,972,718)   (6,565,923)   (10,598,634)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Realized gains (losses)                  (533,998)       943,715    (7,804,102)   (12,020,664)   (6,565,923)    (9,699,961)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Unrealized appreciation
   (depreciation) during the period     2,506,818     (9,707,571)   13,744,172       (351,694)   12,569,912     (2,150,710)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations       1,860,533     (9,013,991)    5,681,852    (12,646,596)    5,673,789    (12,233,613)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Changes from principal
   transactions:
   Purchase payments                       81,048        300,787       495,901        136,424       140,676        267,264
   Transfers between sub-accounts
      and the company                    (328,131)    (3,121,836)   (1,606,556)    (2,858,317)   (1,056,837)    (3,049,452)
   Withdrawals                           (654,475)    (1,812,455)   (2,771,987)    (5,155,534)   (1,876,276)    (4,321,189)
   Annual contract fee                    (55,228)       (66,439)      (97,882)      (101,304)     (122,535)      (133,195)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Net Increase (decrease) in contract
   owners' equity from
   principal transactions                (956,786)    (4,699,943)   (3,980,524)    (7,978,731)   (2,914,972)    (7,236,572)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Total increase (decrease) in
   contract owners' equity                903,747    (13,713,934)    1,701,328    (20,625,327)    2,758,817    (19,470,185)
Contract owners' equity at
   beginning of period                 10,760,343     24,474,277    26,764,429     47,389,756    25,562,124     45,032,309
                                      -----------   ------------   -----------   ------------   -----------   ------------
Contract owners' equity at end of
   period                             $11,664,090   $ 10,760,343   $28,465,757   $ 26,764,429   $28,320,941   $ 25,562,124
                                      ===========   ============   ===========   ============   ===========   ============

                                          2009          2008          2009           2008           2009          2008
                                      -----------   ------------   -----------   ------------   -----------   ------------
Units, beginning of period              1,159,235      1,505,198     2,222,846      2,757,009     2,008,606      2,483,069
Units issued                               82,583        104,533       243,752        400,393       185,228        238,010
Units redeemed                            186,468        450,496       556,792        934,556       407,032        712,473
                                      -----------   ------------   -----------   ------------   -----------   ------------
Units, end of period                    1,055,350      1,159,235     1,909,806      2,222,846     1,786,802      2,008,606
                                      ===========   ============   ===========   ============   ===========   ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        American
                                          Asset
                                       Allocation            American Asset                  American Asset
                                        Series I          Allocation Series II           Allocation Series III
                                      ------------   ------------------------------   --------------------------
                                           2009            2009            2008           2009           2008
                                      ------------   --------------   -------------   ------------   -----------
Income:
   Dividend distributions received    $  2,973,753   $   21,212,688   $  20,708,165   $  3,071,490   $ 1,062,719
Expenses:
   Mortality and expense risk and
      administrative charges            (1,559,309)     (16,073,485)    (10,337,101)      (861,232)      (97,912)
                                      ------------   --------------   -------------   ------------   -----------
Net investment income (loss)             1,414,444        5,139,203      10,371,064      2,210,258       964,807
                                      ------------   --------------   -------------   ------------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                  --       25,200,552              --      2,031,254            --
   Net realized gain (loss)              2,117,430      (26,382,808)     (7,394,649)      (742,095)     (253,998)
                                      ------------   --------------   -------------   ------------   -----------
Realized gains (losses)                  2,117,430       (1,182,256)     (7,394,649)     1,289,159      (253,998)
                                      ------------   --------------   -------------   ------------   -----------
Unrealized appreciation
   (depreciation) during the period     25,367,574      228,325,765    (255,052,729)    22,139,091    (5,825,725)
                                      ------------   --------------   -------------   ------------   -----------
Net increase (decrease) in contract
   owners' equity from operations       28,899,448      232,282,712    (252,076,314)    25,638,508    (5,114,916)
                                      ------------   --------------   -------------   ------------   -----------
Changes from principal
   transactions:
   Purchase payments                       189,712      186,857,383     402,943,796     31,406,784    13,558,932
   Transfers between sub-accounts
      and the company                  140,304,932      125,433,782     176,831,837     54,802,810    25,833,961
   Withdrawals                          (2,992,233)     (37,895,039)    (25,599,131)    (1,642,627)      (89,518)
   Annual contract fee                    (180,628)      (6,470,340)     (3,070,797)    (1,312,816)           --
                                      ------------   --------------   -------------   ------------   -----------
Net increase (decrease) in contract
   owners' equity from
   principal transactions              137,321,783      267,925,786     551,105,705     83,254,151    39,303,375
                                      ------------   --------------   -------------   ------------   -----------
Total increase (decrease) in
   contract owners' equity             166,221,231      500,208,498     299,029,391    108,892,659    34,188,459
Contract owners' equity at
   beginning of period                          --      771,851,859     472,822,468     34,188,459            --
                                      ------------   --------------   -------------   ------------   -----------
Contract owners' equity at end of
   period                             $166,221,231   $1,272,060,357   $ 771,851,859   $143,081,118   $34,188,459
                                      ============   ==============   =============   ============   ===========

                                          2009            2009             2008           2009           2008
                                      ------------   --------------   -------------   ------------   -----------
Units, beginning of period                      --       89,206,351      37,748,943      3,702,897            --
Units issued                            17,890,867       39,567,417      55,753,323      9,197,582     3,790,875
Units redeemed                           2,110,035        7,712,168       4,295,915        274,404        87,978
                                      ------------   --------------   -------------   ------------   -----------
Units, end of period                    15,780,832      121,061,600      89,206,351     12,626,075     3,702,897
                                      ============   ==============   =============   ============   ===========

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                            American Blue-Chip          American Blue-Chip
                                              Income & Growth            Income & Growth
                                                Series II                   Series III              American Bond Series II
                                      ---------------------------   --------------------------   ----------------------------
                                          2009           2008           2009          2008           2009            2008
                                      ------------   ------------   ------------   -----------   ------------   -------------
Income:
   Dividend distributions received    $    924,739   $  3,889,251   $  1,865,479   $   565,414   $ 16,054,618   $  71,942,006
Expenses:
   Mortality and expense risk and
      administrative charges            (1,017,489)    (1,621,514)      (552,826)      (41,681)    (9,660,820)    (12,620,196)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Net investment income (loss)               (92,750)     2,267,737      1,312,653       523,733      6,393,798      59,321,810
                                      ------------   ------------   ------------   -----------   ------------   -------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                           4,644,982      1,241,777      3,298,963         6,385             --          24,545
   Net realized gain (loss)            (11,410,776)    (9,337,874)    (1,523,682)      (74,190)   (13,665,534)    (21,215,725)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Realized gains (losses)                 (6,765,794)    (8,096,097)     1,775,281       (67,805)   (13,665,534)    (21,191,180)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Unrealized appreciation
   (depreciation) during the period     21,551,469    (39,876,529)    19,200,121    (3,044,664)    65,883,183    (130,282,833)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Net increase (decrease) in contract
   owners' equity from operations       14,692,925    (45,704,889)    22,288,055    (2,588,736)    58,611,447     (92,152,203)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Changes from principal
   transactions:
   Purchase payments                       530,820      1,036,994     38,063,073     6,333,211     10,755,036      43,389,497
   Transfers between sub-accounts
      and the company                   (2,646,794)    (9,266,346)    31,993,214    11,950,755     66,548,906    (192,584,445)
   Withdrawals                          (6,280,604)   (17,804,176)      (686,951)      (70,535)   (31,351,372)    (44,809,156)
   Annual contract fee                    (243,970)      (293,214)    (1,319,756)     (183,746)    (3,606,210)     (4,047,811)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Net increase (decrease) in contract
   owners' equity from
   principal transactions               (8,640,548)   (26,326,742)    68,049,580    18,029,685     42,346,360    (198,051,915)
                                      ------------   ------------   ------------   -----------   ------------   -------------
Total increase (decrease) in
   contract owners' equity               6,052,377    (72,031,631)    90,337,635    15,440,949    100,957,807    (290,204,118)
Contract owners' equity at
   beginning of period                  66,642,931    138,674,562     15,440,949            --    585,289,903     875,494,021
                                      ------------   ------------   ------------   -----------   ------------   -------------
Contract owners' equity at end of
   period                             $ 72,695,308   $ 66,642,931   $105,778,584   $15,440,949   $686,247,710   $ 585,289,903
                                      ============   ============   ============   ===========   ============   =============

                                          2009           2008           2009           2008          2009            2008
                                      ------------   ------------   ------------   -----------   ------------   -------------
Units, beginning of period               5,409,736      7,007,692      1,817,222            --     50,087,972      66,523,018
Units issued                               384,483        376,062      8,498,595     1,859,198     10,270,854       4,889,850
Units redeemed                           1,084,480      1,974,018        486,089        41,976      7,067,399      21,324,896
                                      ------------   ------------   ------------   -----------   ------------   -------------
Units, end of period                     4,709,739      5,409,736      9,829,728     1,817,222     53,291,427      50,087,972
                                      ============   ============   ============   ===========   ============   =============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                American Century - Small       American Fundamental
                                      American Bond Series III      Company Series II           Holdings Series II
                                     -------------------------  ------------------------  -----------------------------
                                         2009          2008         2009         2008          2009            2008
                                     ------------  -----------  -----------  -----------  --------------  -------------
Income:
   Dividend distributions received   $  3,822,969  $ 1,236,312  $     4,869  $        --  $   14,007,495  $  19,364,338
Expenses:
   Mortality and expense risk and
      administrative charges             (688,785)     (53,537)      (8,253)     (48,828)    (12,632,627)    (5,210,895)
                                     ------------  -----------  -----------  -----------  --------------  -------------
Net investment income (loss)            3,134,184    1,182,775       (3,384)     (48,828)      1,374,868     14,153,443
                                     ------------  -----------  -----------  -----------  --------------  -------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --           19           --        4,381              --     19,142,194
   Net realized gain (loss)              (149,227)    (271,307)  (1,947,605)    (753,788)    (15,227,178)    (2,370,049)
                                     ------------  -----------  -----------  -----------  --------------  -------------
Realized gains (losses)                  (149,227)    (271,288)  (1,947,605)    (749,407)    (15,227,178)    16,772,145
                                     ------------  -----------  -----------  -----------  --------------  -------------
Unrealized appreciation
   (depreciation) during the period     5,716,335   (1,669,253)   1,962,531     (791,428)    219,712,451   (185,146,030)
                                     ------------  -----------  -----------  -----------  --------------  -------------
Net increase (decrease) in contract
   owners' equity from operations       8,701,292     (757,766)      11,542   (1,589,663)    205,860,141   (154,220,442)
                                     ------------  -----------  -----------  -----------  --------------  -------------
Changes from principal
   transactions:
   Purchase payments                   48,871,060    7,560,048        6,841       13,463     191,558,004    433,455,108
   Transfers between sub-accounts
      and the company                  62,781,011   12,383,043   (1,888,924)    (303,019)     80,568,730    229,623,579
   Withdrawals                           (867,173)     (84,098)     (61,980)    (468,305)    (17,242,863)    (7,657,149)
   Annual contract fee                 (1,686,604)          --       (1,463)      (5,622)     (4,684,788)      (732,003)
                                     ------------  -----------  -----------  -----------  --------------  -------------
Net increase (decrease) in contract
   owners' equity from
   principal transactions             109,098,294   19,858,993   (1,945,526)    (763,483)    250,199,083    654,689,535
                                     ------------  -----------  -----------  -----------  --------------  -------------
Total increase (decrease) in
   contract owners' equity            117,799,586   19,101,227   (1,933,984)  (2,353,146)    456,059,224    500,469,093
Contract owners' equity at
   beginning of period                 19,101,227           --    1,933,984    4,287,130     553,472,370     53,003,277
                                     ------------  -----------  -----------  -----------  --------------  -------------
Contract owners' equity at end of
   period                            $136,900,813  $19,101,227  $        --  $ 1,933,984  $1,009,531,594  $ 553,472,370
                                     ============  ===========  ===========  ===========  ==============  =============

                                         2009          2008         2009         2008          2009            2008
                                     ------------  -----------  -----------  -----------  --------------  -------------
Units, beginning of period              1,708,415           --      230,989      285,978      64,803,896      4,218,758
Units issued                            9,347,192    1,856,695        2,637       59,238      34,168,950     61,885,840
Units redeemed                             79,695      148,280      233,626      114,227       4,265,914      1,300,702
                                     ------------  -----------  -----------  -----------  --------------  -------------
Units, end of period                   10,975,912    1,708,415           --      230,989      94,706,932     64,803,896
                                     ============  ===========  ===========  ===========  ==============  =============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       American Fundamental          American Global              American Global
                                        Holdings Series III     Diversification Series II        Growth Series II
                                     ------------------------  ---------------------------  --------------------------
                                         2009         2008         2009           2008          2009          2008
                                     -----------  -----------  ------------  -------------  ------------  ------------
Income:
   Dividend distributions received   $ 1,037,490  $   572,839  $ 12,192,249  $  19,001,604  $  1,368,011  $  4,604,919
Expenses:
   Mortality and expense risk and
      administrative charges            (342,442)     (48,187)  (10,235,102)    (6,392,924)   (2,405,886)   (3,080,878)
                                     -----------  -----------  ------------  -------------  ------------  ------------
Net investment income (loss)             695,048      524,652     1,957,147     12,608,680    (1,037,875)    1,524,041
                                     -----------  -----------  ------------  -------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --      484,720            --     24,634,868     9,028,175            --
   Net realized gain (loss)             (295,940)     (68,985)  (22,426,442)   (13,504,024)  (15,812,856)  (10,585,616)
                                     -----------  -----------  ------------  -------------  ------------  ------------
Realized gains (losses)                 (295,940)     415,735   (22,426,442)    11,130,844    (6,784,681)  (10,585,616)
                                     -----------  -----------  ------------  -------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    9,945,251   (3,635,281)  228,186,107   (229,764,545)   60,656,051   (85,909,493)
                                     -----------  -----------  ------------  -------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations     10,344,359   (2,694,894)  207,716,812   (206,025,021)   52,833,495   (94,971,068)
                                     -----------  -----------  ------------  -------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                  12,729,835    5,776,563   100,672,498    406,316,461     3,460,226    27,264,794
   Transfers between sub-accounts
      and the company                 20,467,460   11,328,587    12,197,470    216,383,245    (6,318,348)    4,329,141
   Withdrawals                          (356,532)     (91,489)  (14,004,326)   (15,269,374)   (6,025,063)   (9,814,801)
   Annual contract fee                  (476,000)          --    (4,294,765)      (948,189)   (1,075,096)   (1,106,824)
                                     -----------  -----------  ------------  -------------  ------------  ------------
Net Increase (decrease) in contract
   owners' equity from principal
   transactions                       32,364,763   17,013,661    94,570,877    606,482,143    (9,958,281)   20,672,310
                                     -----------  -----------  ------------  -------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity            42,709,122   14,318,767   302,287,689    400,457,122    42,875,214   (74,298,758)
Contract owners' equity at
   beginning of period                14,318,767           --   504,068,239    103,611,117   139,771,045   214,069,803
                                     -----------  -----------  ------------  -------------  ------------  ------------
Contract owners' equity at end of
   period                            $57,027,889  $14,318,767  $806,355,928  $ 504,068,239  $182,646,259  $139,771,045
                                     ===========  ===========  ============  =============  ============  ============

                                         2009         2008         2009           2008          2009          2008
                                     -----------  -----------  ------------  -------------  ------------  ------------
Units, beginning of period             1,576,102           --    62,575,683      8,251,405    17,516,452    16,199,088
Units issued                           3,489,771    1,605,930    17,175,665     58,785,338     2,301,993     5,663,523
Units redeemed                            90,220       29,828     5,207,253      4,461,060     3,383,705     4,346,159
                                     -----------  -----------  ------------  -------------  ------------  ------------
Units, end of period                   4,975,653    1,576,102    74,544,095     62,575,683    16,434,740    17,516,452
                                     ===========  ===========  ============  =============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                         American Global Small
                                        American Global       American Global Small         Capitalization
                                       Growth Series III    Capitalization Series II          Series III
                                     --------------------  --------------------------  ------------------------
                                        2009       2008        2009          2008          2009         2008
                                     ----------  --------  ------------  ------------  -----------  -----------
Income:
   Dividend distributions received   $   27,161  $ 10,690  $        854  $    807,499  $    10,886  $   128,180
Expenses:
   Mortality and expense risk and
      administrative charges            (11,676)     (802)     (865,890)   (1,021,370)    (176,102)     (12,505)
                                     ----------  --------  ------------  ------------  -----------  -----------
Net investment income (loss)             15,485     9,888      (865,036)     (213,871)    (165,216)     115,675
                                     ----------  --------  ------------  ------------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                           45,126        --     6,300,353            --    1,901,873           --
   Net realized gain (loss)             (49,868)   (3,475)  (18,905,249)   (9,004,279)    (865,764)     (19,757)
                                     ----------  --------  ------------  ------------  -----------  -----------
Realized gains (losses)                  (4,742)   (3,475)  (12,604,896)   (9,004,279)   1,036,109      (19,757)
                                     ----------  --------  ------------  ------------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period     435,613   (60,309)   38,767,414   (38,033,588)   9,179,048   (1,556,077)
                                     ----------  --------  ------------  ------------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations       446,356   (53,896)   25,297,482   (47,251,738)  10,049,941   (1,460,159)
                                     ----------  --------  ------------  ------------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments                  1,330,221   137,545     1,596,561     8,908,037    8,941,214    1,995,997
   Transfers between sub-accounts
      and the company                   360,679   187,803     2,106,461     4,757,164    7,229,202    4,501,964
   Withdrawals                          (57,044)   (1,782)   (2,635,449)   (4,023,001)    (217,568)     (20,510)
   Annual contract fee                  (34,685)       --      (340,024)     (364,452)    (321,756)          --
                                     ----------  --------  ------------  ------------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from
   principal transactions             1,599,171   323,566       727,549     9,277,748   15,631,092    6,477,451
                                     ----------  --------  ------------  ------------  -----------  -----------
Total increase (decrease) in
   contract owners' equity            2,045,527   269,670    26,025,031   (37,973,990)  25,681,033    5,017,292
Contract owners' equity at
   beginning of period                  269,670        --    43,636,644    81,610,634    5,017,292           --
                                     ----------  --------  ------------  ------------  -----------  -----------
Contract owners' equity at end of
   period                            $2,315,197  $269,670  $ 69,661,675  $ 43,636,644  $30,698,325  $ 5,017,292
                                     ==========  ========  ============  ============  ===========  ===========

                                        2009       2008        2009          2008          2009         2008
                                     ----------  --------  ------------  ------------  -----------  -----------
Units, beginning of period               32,316        --     7,111,095     6,051,069      777,248           --
Units issued                            175,398    33,004     2,710,394     3,524,092    2,692,470      780,139
Units redeemed                           10,818       688     2,638,733     2,464,066      492,297        2,891
                                     ----------  --------  ------------  ------------  -----------  -----------
Units, end of period                    196,896    32,316     7,182,756     7,111,095    2,977,421      777,248
                                     ==========  ========  ============  ============  ===========  ===========

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                                 American
                                                                                                  Growth-
                                                                          American Growth         Income
                                        American Growth Series II           Series III           Series I
                                     ------------------------------  ------------------------  ------------
                                          2009            2008           2009         2008         2009
                                     --------------  --------------  -----------  -----------  ------------
Income:
   Dividend distributions received   $      711,462  $   20,552,342  $   327,176  $   273,370  $  1,780,650
Expenses:
   Mortality and expense risk and
      administrative charges            (14,397,454)    (19,417,062)    (318,530)     (25,020)   (1,615,885)
                                     --------------  --------------  -----------  -----------  ------------
Net investment income (loss)            (13,685,992)      1,135,280        8,646      248,350       164,765
                                     --------------  --------------  -----------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                          153,589,405      14,592,485    4,427,316        4,309            --
   Net realized gain (loss)             (85,838,335)     18,992,637   (1,473,946)     (14,088)    3,233,486
                                     --------------  --------------  -----------  -----------  ------------
Realized gains (losses)                  67,751,070      33,585,122    2,953,370       (9,779)    3,233,486
                                     --------------  --------------  -----------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period     233,411,686    (705,810,557)  10,404,061   (2,549,080)   33,994,519
                                     --------------  --------------  -----------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations       287,476,764    (671,090,155)  13,366,077   (2,310,509)   37,392,770
                                     --------------  --------------  -----------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                     12,623,131      43,849,237   23,826,188    3,932,377       307,607
   Transfers between sub-accounts
      and the company                   (83,162,547)     71,602,459   16,113,380    8,009,220   143,198,451
   Withdrawals                          (59,286,910)   (123,681,555)    (448,506)     (42,551)  (11,174,967)
   Annual contract fee                   (4,395,722)     (4,628,605)    (796,997)          --      (316,825)
                                     --------------  --------------  -----------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from
   principal transactions              (134,222,048)    (12,858,464)  38,694,065   11,899,046   132,014,266
                                     --------------  --------------  -----------  -----------  ------------
Total increase (decrease) in
   contract owners' equity              153,254,716    (683,948,619)  52,060,142    9,588,537   169,407,036
Contract owners' equity at
   beginning of period                  860,203,386   1,544,152,005    9,588,537           --            --
                                     --------------  --------------  -----------  -----------  ------------
Contract owners' equity at end of
   period                            $1,013,458,102  $  860,203,386  $61,648,679  $ 9,588,537  $169,407,036
                                     ==============  ==============  ===========  ===========  ============

                                          2009            2008           2009         2008         2009
                                     --------------  --------------  -----------  -----------  ------------
Units, beginning of period               74,067,311      71,979,329    1,283,084           --            --
Units issued                              2,645,646      14,208,930    4,945,734    1,285,543    13,403,391
Units redeemed                           12,647,324      12,120,948      254,149        2,459     2,651,345
                                     --------------  --------------  -----------  -----------  ------------
Units, end of period                     64,065,633      74,067,311    5,974,669    1,283,084    10,752,046
                                     ==============  ==============  ===========  ===========  ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          American Growth-Income      American Growth-Income      American High-Income
                                               Series II                    Series III               Bond Series II
                                      -----------------------------  ------------------------  --------------------------
                                           2009            2008          2009         2008         2009          2008
                                      -------------  --------------  -----------  -----------  ------------  ------------
Income:
   Dividend distributions received    $   7,910,402  $   19,538,774  $   971,091  $   382,894  $  2,985,510  $  2,751,493
Expenses:
   Mortality and expense risk and
      administrative charges            (11,889,988)    (16,331,695)    (395,981)     (33,067)     (684,314)     (670,762)
                                      -------------  --------------  -----------  -----------  ------------  ------------
Net investment income (loss)             (3,979,586)      3,207,079      575,110      349,827     2,301,196     2,080,731
                                      -------------  --------------  -----------  -----------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                           67,299,595      18,812,171    2,966,602        7,716            --            --
   Net realized gain (loss)             (71,280,878)       (561,432)    (945,300)     (30,505)   (3,959,288)   (3,144,120)
                                      -------------  --------------  -----------  -----------  ------------  ------------
Realized gains (losses)                  (3,981,283)     18,250,739    2,021,302      (22,789)   (3,959,288)   (3,144,120)
                                      -------------  --------------  -----------  -----------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period     200,764,627    (498,390,994)  12,678,472   (2,729,005)   15,342,774   (10,633,232)
                                      -------------  --------------  -----------  -----------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       192,803,758    (476,933,176)  15,274,884   (2,401,967)   13,684,682   (11,696,621)
                                      -------------  --------------  -----------  -----------  ------------  ------------
Changes from principal transactions:
   Purchase payments                     11,875,690      35,685,749   20,923,690    4,795,080     1,940,607     6,149,547
   Transfers between sub-accounts
      and the company                   (68,159,032)     11,088,027   22,799,272    9,686,839     8,704,886    (2,801,841)
   Withdrawals                          (46,686,242)   (100,612,124)    (620,638)     (51,694)   (2,480,226)   (2,721,639)
   Annual contract fee                   (3,791,423)     (4,055,220)    (731,717)          --      (243,439)     (211,922)
                                      -------------  --------------  -----------  -----------  ------------  ------------
Net increase (decrease) in contract
   ownersowners' equity from
   principal transactions              (106,761,007)    (57,893,568)  42,370,607   14,430,225     7,921,828       414,145
                                      -------------  --------------  -----------  -----------  ------------  ------------
Total increase (decrease) in
   contract owners' equity               86,042,751    (534,826,744)  57,645,491   12,028,258    21,606,510   (11,282,476)
Contract owners' equity at beginning
   of period                            734,826,560   1,269,653,304   12,028,258           --    31,998,224    43,280,700
                                      -------------  --------------  -----------  -----------  ------------  ------------
Contract owners' equity at end of
   period                             $ 820,869,311  $  734,826,560  $69,673,749  $12,028,258  $ 53,604,734  $ 31,998,224
                                      =============  ==============  ===========  ===========  ============  ============

                                           2009            2008          2009         2008         2009          2008
                                      -------------  --------------  -----------  -----------  ------------  ------------
Units, beginning of period               63,942,059      66,655,734    1,445,391           --     3,593,978     3,619,489
Units issued                              4,381,486       7,507,307    5,230,712    1,451,403     2,273,849     1,454,956
Units redeemed                           12,454,391      10,220,982      240,121        6,012     1,450,033     1,480,467
                                      -------------  --------------  -----------  -----------  ------------  ------------
Units, end of period                     55,869,154      63,942,059    6,435,982    1,445,391     4,417,794     3,593,978
                                      =============  ==============  ===========  ===========  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       American High-Income     American International     American International
                                         Bond Series III               Series II                 Series III
                                      ---------------------  ----------------------------  ----------------------
                                          2009       2008        2009           2008           2009        2008
                                      -----------  --------  ------------  --------------  -----------  ---------
Income:
   Dividend distributions received    $ 1,004,140  $  7,723  $  5,551,239  $   29,971,147  $   126,488  $  13,786
                                      -----------  --------  ------------  --------------  -----------  ---------
Expenses:
   Mortality and expense risk and
      administrative charges              (33,052)     (170)   (9,603,910)    (12,988,471)     (23,769)    (1,010)
                                      -----------  --------  ------------  --------------  -----------  ---------
Net investment income (loss)              971,088     7,553    (4,052,671)     16,982,676      102,719     12,776
                                      -----------  --------  ------------  --------------  -----------  ---------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --        --   130,772,943      17,077,309      143,620        168
   Net realized gain (loss)                11,417       (55)  (60,634,355)     15,294,108      (44,383)    (2,355)
                                      -----------  --------  ------------  --------------  -----------  ---------
Realized gains (losses)                    11,417       (55)   70,138,588      32,371,417       99,237     (2,187)
                                      -----------  --------  ------------  --------------  -----------  ---------
Unrealized appreciation
   (depreciation) during the period       (69,201)  (12,350)  142,504,373    (492,330,975)     390,121   (105,246)
                                      -----------  --------  ------------  --------------  -----------  ---------
Net increase (decrease) in contract
   owners' equity from operations         913,304    (4,852)  208,590,290    (442,976,882)     592,077    (94,657)
                                      -----------  --------  ------------  --------------  -----------  ---------
Changes from principal
   transactions:
   Purchase payments                   13,854,817    75,340     7,452,196      26,388,471    8,171,782     83,349
   Transfers between sub-accounts
      and the company                   2,551,387    33,067   (66,354,738)     16,352,021    1,556,976    290,864
   Withdrawals                             14,016      (625)  (36,632,901)    (76,677,481)     (17,142)      (899)
   Annual contract fee                   (443,099)       --    (2,941,169)     (3,017,483)    (250,337)        --
                                      -----------  --------  ------------  --------------  -----------  ---------
Net increase (decrease) in
   contract owners' equity
   from principal transactions         15,977,121   107,782   (98,476,612)    (36,954,472)   9,461,279    373,314
                                      -----------  --------  ------------  --------------  -----------  ---------
Total increase (decrease) in
   contract owners' equity             16,890,425   102,930   110,113,678    (479,931,354)  10,053,356    278,657
Contract owners' equity at
   beginning of period                    102,930        --   569,687,370   1,049,618,724      278,657         --
                                      -----------  --------  ------------  --------------  -----------  ---------
Contract owners' equity at end of
   period                             $16,993,355  $102,930  $679,801,048  $  569,687,370  $10,332,013  $ 278,657
                                      ===========  ========  ============  ==============  ===========  =========

                                          2009       2008        2009           2008           2009        2008
                                      -----------  --------  ------------  --------------  -----------  ---------
Units, beginning of period                 10,576        --    36,071,377      36,872,706       34,407         --
Units issued                            1,263,567    11,152     1,848,822       5,675,655      873,379     34,821
Units redeemed                              8,997       576     7,113,421       6,476,984        8,274        414
                                      -----------  --------  ------------  --------------  -----------  ---------
Units, end of period                    1,265,146    10,576    30,806,778      36,071,377      899,512     34,407
                                      ===========  ========  ============  ==============  ===========  =========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          American New World      American New World   Balanced
                                              Series II               Series III       Series I
                                      -------------------------  --------------------  --------
                                          2009         2008         2009       2008      2009
                                      -----------  ------------  ----------  --------  --------
Income:
   Dividend distributions received    $   622,729  $  1,403,946  $   19,661  $  4,753  $    869
Expenses:
   Mortality and expense risk and
      administrative charges             (803,349)   (1,007,174)     (7,431)     (316)     (237)
                                      -----------  ------------  ----------  --------  --------
Net investment income (loss)             (180,620)      396,772      12,230     4,437       632
                                      -----------  ------------  ----------  --------  --------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                            609,541            --       6,394        --     1,513
   Net realized gain (loss)            (8,146,850)   (8,418,269)     (9,317)     (928)       55
                                      -----------  ------------  ----------  --------  --------
Realized gains (losses)                (7,537,309)   (8,418,269)     (2,923)     (928)    1,568
                                      -----------  ------------  ----------  --------  --------
Unrealized appreciation
  (depreciation) during the period     27,481,179   (26,541,964)    304,211   (29,010)    2,628
                                      -----------  ------------  ----------  --------  --------
Net increase (decrease) in contract
   owners' equity from operations      19,763,250   (34,563,461)    313,518   (25,501)    4,828
                                      -----------  ------------  ----------  --------  --------
Changes from principal transactions:
   Purchase payments                    2,063,036     7,671,437     725,846    55,943    96,109
   Transfers between sub-accounts
      and the company                  16,797,602    (5,562,701)    390,137    85,942     8,658
   Withdrawals                         (4,607,494)   (7,403,899)      3,077    (1,754)      367
   Annual contract fee                   (219,399)     (211,333)    (17,822)       --    (2,778)
                                      -----------  ------------  ----------  --------  --------
Net increase (decrease) in contract
   owners' equity from
   principal transactions              14,033,745    (5,506,496)  1,101,238   140,131   102,356
                                      -----------  ------------  ----------  --------  --------
Total increase (decrease) in
   contract owners' equity             33,796,995   (40,069,957)  1,414,756   114,630   107,184
Contract owners' equity at beginning
   of period                           38,682,388    78,752,345     114,630        --        --
                                      -----------  ------------  ----------  --------  --------
Contract owners' equity at end of
   period                             $72,479,383  $ 38,682,388  $1,529,386  $114,630  $107,184
                                      ===========  ============  ==========  ========  ========

                                          2009         2008         2009       2008      2009
                                      -----------  ------------  ----------  --------  --------
Units, beginning of period              4,594,159     5,281,901      14,645        --        --
Units issued                            2,935,951     3,698,920     120,019    14,840     7,739
Units redeemed                          1,656,498     4,386,662       2,714       195       490
                                      -----------  ------------  ----------  --------  --------
Units, end of period                    5,873,612     4,594,159     131,950    14,645     7,249
                                      ===========  ============  ==========  ========  ========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          Basic Value Focus       Blue Chip Growth Series I   Blue Chip Growth Series II
                                      -------------------------  ---------------------------  --------------------------
                                          2009         2008          2009           2008          2009          2008
                                      -----------  ------------  ------------  -------------  ------------  ------------
Income:
   Dividend distributions received    $   165,339  $    271,432  $    343,907  $   1,104,638  $     92,107  $    179,828
Expenses:
   Mortality and expense risk and
      administrative charges             (133,304)     (217,350)   (3,502,832)    (5,284,031)   (1,577,487)   (2,049,044)
                                      -----------  ------------  ------------  -------------  ------------  ------------
Net investment income (loss)               32,035        54,082    (3,158,925)    (4,179,393)   (1,485,380)   (1,869,216)
                                      -----------  ------------  ------------  -------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --       137,259            --      6,248,923            --     2,154,360
   Net realized gain (loss)              (929,482)     (736,797)   (2,671,699)    12,209,123    (3,765,421)    4,684,511
                                      -----------  ------------  ------------  -------------  ------------  ------------
Realized gains (losses)                  (929,482)     (599,538)   (2,671,699)    18,458,046    (3,765,421)    6,838,871
                                      -----------  ------------  ------------  -------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period     3,192,776    (5,917,541)   87,263,486   (202,521,389)   38,695,393   (73,363,952)
                                      -----------  ------------  ------------  -------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       2,295,329    (6,462,997)   81,432,862   (188,242,736)   33,444,592   (68,394,297)
                                      -----------  ------------  ------------  -------------  ------------  ------------
Changes from principal transactions:
Purchase payments                           1,604         5,664     1,072,463      1,503,003     2,147,925     3,171,152
Transfers between sub-accounts and
   the company                           (909,443)   (1,956,781)  (16,288,883)    (6,128,251)   (4,253,005)   16,309,288
Withdrawals                              (942,414)   (2,772,329)  (24,303,382)   (60,859,790)   (6,319,272)  (16,996,216)
Annual contract fee                       (32,212)      (40,485)     (641,328)      (725,310)     (437,333)     (459,644)
                                      -----------  ------------  ------------  -------------  ------------  ------------
Net increase (decrease) in contract
   ownersowners' equity from
   principal transactions              (1,882,465)   (4,763,931)  (40,161,130)   (66,210,348)   (8,861,685)    2,024,580
                                      -----------  ------------  ------------  -------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity                412,864   (11,226,928)   41,271,732   (254,453,084)   24,582,907   (66,369,717)
                                      -----------  ------------  ------------  -------------  ------------  ------------
Contract owners' equity at beginning
   of period                            9,193,487    20,420,415   224,482,328    478,935,412    89,182,436   155,552,153
                                      -----------  ------------  ------------  -------------  ------------  ------------
Contract owners' equity at end of
   period                             $ 9,606,351  $  9,193,487  $265,754,060  $ 224,482,328  $113,765,343  $ 89,182,436
                                      ===========  ============  ============  =============  ============  ============

                                          2009          2008         2009           2008          2009          2008
                                      -----------  ------------  ------------  -------------  ------------  ------------
Units, beginning of period                560,419       771,091    17,615,463     21,089,264     9,393,422     9,256,377
Units issued                                3,666        13,339       558,669      2,076,577     1,254,099     2,753,965
Units redeemed                            109,381       224,011     3,340,768      5,550,378     2,096,323     2,616,920
                                      -----------  ------------  ------------  -------------  ------------  ------------
Units, end of period                      454,704       560,419    14,833,364     17,615,463     8,551,198     9,393,422
                                      ===========  ============  ============  =============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                               Capital                    Capital              Capital Appreciation
                                        Appreciation Series I      Appreciation Series II         Value Series II
                                     --------------------------  -------------------------  --------------------------
                                         2009          2008         2009          2008          2009          2008
                                     ------------  ------------  -----------  ------------  ------------  ------------
Income:
   Dividend distributions received   $    241,058  $    581,848  $    28,235  $    142,109  $  5,304,684  $    749,700
Expenses:
   Mortality and expense risk and
      administrative charges           (1,412,368)   (2,040,151)    (842,589)   (1,054,832)   (3,782,798)     (516,719)
                                     ------------  ------------  -----------  ------------  ------------  ------------
Net investment income (loss)           (1,171,310)   (1,458,303)    (814,354)     (912,723)    1,521,886       232,981
                                     ------------  ------------  -----------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --            --           --            --     1,429,388            --
   Net realized gain (loss)            (5,258,060)   (2,019,102)  (2,368,018)     (932,608)   (4,608,807)   (1,179,858)
                                     ------------  ------------  -----------  ------------  ------------  ------------
Realized gains (losses)                (5,258,060)   (2,019,102)  (2,368,018)     (932,608)   (3,179,419)   (1,179,858)
                                     ------------  ------------  -----------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    38,693,631   (57,750,981)  21,300,742   (28,103,678)   71,870,119   (18,975,182)
                                     ------------  ------------  -----------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations      32,264,261   (61,228,386)  18,118,370   (29,949,009)   70,212,586   (19,922,059)
                                     ------------  ------------  -----------  ------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                      293,110       683,465      712,544     2,060,397    71,605,264    56,532,963
   Transfers between sub-accounts
      and the company                  (6,527,226)  (12,218,656)   1,851,085    (3,676,521)   52,668,067    94,137,306
   Withdrawals                         (9,542,121)  (20,173,579)  (3,324,313)   (7,746,323)   (7,156,302)   (1,062,081)
   Annual contract fee                   (317,933)     (350,721)    (252,098)     (257,412)   (1,209,817)     (125,895)
                                     ------------  ------------  -----------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (16,094,170)  (32,059,491)  (1,012,782)   (9,619,859)  115,907,212   149,482,293
                                     ------------  ------------  -----------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity             16,170,091   (93,287,877)  17,105,588   (39,568,868)  186,119,798   129,560,234
Contract owners' equity at
   beginning of period                 89,609,852   182,897,729   45,779,941    85,348,809   129,560,234            --
                                     ------------  ------------  -----------  ------------  ------------  ------------
Contract owners' equity at end of
   period                            $105,779,943  $ 89,609,852  $62,885,529  $ 45,779,941  $315,680,032  $129,560,234
                                     ============  ============  ===========  ============  ============  ============

                                         2009          2008          2009         2008          2009          2008
                                     ------------  ------------  -----------  ------------  ------------  ------------
Units, beginning of period             13,837,049    17,485,893    4,711,470     5,413,753    14,299,260            --
Units issued                              603,059       668,710      813,424       633,863    15,832,862    14,928,187
Units redeemed                          2,797,842     4,317,554      890,603     1,336,146     2,900,683       628,927
                                     ------------  ------------  -----------  ------------  ------------  ------------
Units, end of period                   11,642,266    13,837,049    4,634,291     4,711,470    27,231,439    14,299,260
                                     ============  ============  ===========  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                            CGTC Overseas             Core Allocation            Core Allocation
                                           Equity Series II            Plus Series I              Plus Series II
                                     --------------------------  -------------------------  --------------------------
                                         2009          2008          2009         2008          2009          2008
                                     ------------  ------------  -----------  ------------  ------------  ------------
Income:
   Dividend distributions received    $   55,969   $    81,934   $   283,438   $   26,831   $  1,900,829  $   201,088
Expenses:
   Mortality and expense risk and
      administrative charges             (47,208)      (81,128)     (116,591)     (10,881)    (1,676,423)    (159,241)
                                     -----------   -----------   -----------  -----------   ------------  -----------
Net investment income (loss)               8,761           806       166,847       15,950        224,406       41,847
                                     -----------   -----------   -----------  -----------   ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --       316,330       644,770           --      4,926,244           --
   Net realized gain (loss)             (941,991)     (612,379)     (139,442)     (24,081)    (1,789,414)    (379,989)
                                     -----------   -----------   -----------  -----------   ------------  -----------
Realized gains (losses)                 (941,991)     (296,049)      505,328      (24,081)     3,136,830     (379,989)
                                     -----------   -----------   -----------  -----------   ------------  -----------
Unrealized appreciation
   (depreciation) during the period    1,680,199    (2,499,687)    2,723,788     (505,923)    25,467,435   (4,372,731)
                                     -----------   -----------   -----------  -----------   ------------  -----------
Net increase (decrease) in contract
   owners' equity from operations        746,969    (2,794,930)    3,395,963     (514,054)    28,828,671   (4,710,873)
                                     -----------   -----------   -----------  -----------   ------------  -----------
Changes from principal
   transactions:
   Purchase payments                      14,917        50,155     5,026,174    1,804,277     38,839,498   28,288,771
   Transfers between sub-accounts
      and the company                   (310,041)     (412,848)    7,263,735    2,909,096     37,584,613   23,002,397
   Withdrawals                          (262,540)     (497,571)      (88,375)      (6,950)    (2,400,847)    (255,264)
   Annual contract fee                    (9,459)      (11,621)     (169,845)     (45,649)      (502,560)     (30,068)
                                     -----------   -----------   -----------  -----------   ------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (567,123)     (871,885)   12,031,689    4,660,774     73,520,704   51,005,836
                                     -----------   -----------   -----------  -----------   ------------  -----------
Total increase (decrease) in
   contract owners' equity               179,846    (3,666,815)   15,427,652    4,146,720    102,349,375   46,294,963
Contract owners' equity at
   beginning of period                 3,185,956     6,852,771     4,146,720           --     46,294,963           --
                                     -----------   -----------   -----------  -----------   ------------  -----------
Contract owners' equity at end of
   period                             $3,365,802   $ 3,185,956   $19,574,372   $4,146,720   $148,644,338  $46,294,963
                                     ===========   ===========   ===========  ===========   ============  ===========

                                         2009          2008          2009         2008          2009          2008
                                     -----------   -----------   -----------  -----------   ------------  -----------
Units, beginning of period               284,112       347,689       459,578           --      5,294,414           --
Units issued                              49,076       108,133     1,342,944      502,457      9,488,321    5,519,145
Units redeemed                            99,538       171,710        53,760       42,879        992,786      224,731
                                     -----------   -----------   -----------  -----------   ------------  -----------
Units, end of period                     233,650       284,112     1,748,762      459,578     13,789,949    5,294,414
                                     ===========   ===========   ===========  ===========   ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                          Core          Core
                                                                                        Balanced     Disciplined
                                        Core         Core        Core         Core      Strategy   Diversification
                                     Allocation   Allocation   Balanced     Balanced     Series        Series
                                      Series I    Series II    Series I    Series II       NAV           II
                                     ----------  -----------  ----------  -----------  ----------  ---------------
                                        2009         2009        2009        2009         2009          2009
                                     ----------  -----------  ----------  -----------  ----------  ---------------
Income:
   Dividend distributions received   $  121,554  $   902,264  $   80,917  $   636,623  $   50,143    $ 1,112,798
Expenses:
   Mortality and expense risk and
      administrative charges             (9,079)    (141,016)    (13,022)    (225,014)     (6,946)      (287,016)
                                     ----------  -----------  ----------  -----------  ----------    -----------
Net investment income (loss)            112,475      761,248      67,895      411,609      43,197        825,782
                                     ----------  -----------  ----------  -----------  ----------    -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                               --           --          --           --          --             --
   Net realized gain (loss)               4,831      286,216       7,983      304,942       2,048        318,478
                                     ----------  -----------  ----------  -----------  ----------    -----------
Realized gains (losses)                   4,831      286,216       7,983      304,942       2,048        318,478
                                     ----------  -----------  ----------  -----------  ----------    -----------
Unrealized appreciation
   (depreciation) during the period      90,783      939,252     224,017    2,646,009     (15,127)     2,927,967
                                     ----------  -----------  ----------  -----------  ----------    -----------
Net increase (decrease) in contract
   owners' equity from operations       208,089    1,986,716     299,895    3,362,560      30,118      4,072,227
                                     ----------  -----------  ----------  -----------  ----------    -----------
Changes from principal transactions:
   Purchase payments                  2,621,520   10,154,675   3,088,694   13,071,968   2,661,380     16,529,339
   Transfers between sub-accounts
      and the company                   824,313   15,941,950   1,796,569   28,452,907      39,674     36,863,569
   Withdrawals                          (13,766)     (84,700)    (15,462)    (579,353)     10,848       (262,221)
   Annual contract fee                  (79,510)     (48,958)   (108,440)     (69,851)         --        (88,989)
                                     ----------  -----------  ----------  -----------  ----------    -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       3,352,557   25,962,967   4,761,361   40,875,671   2,711,902     53,041,698
                                     ----------  -----------  ----------  -----------  ----------    -----------
Total increase (decrease) in
   contract owners' equity            3,560,646   27,949,683   5,061,256   44,238,231   2,742,020     57,113,925
Contract owners' equity at
   beginning of period                       --           --          --           --          --             --
                                     ----------  -----------  ----------  -----------  ----------    -----------
Contract owners' equity at end of
   period                            $3,560,646  $27,949,683  $5,061,256  $44,238,231  $2,742,020    $57,113,925
                                     ==========  ===========  ==========  ===========  ==========    ===========

                                        2009         2009        2009         2009        2009           2009
                                     ----------  -----------  ----------  -----------  ----------    -----------
Units, beginning of period                   --           --          --           --          --             --
Units issued                            246,854    2,148,714     346,751    3,163,373     209,120      3,958,581
Units redeemed                            5,917      289,991       3,426      219,297       8,549        247,022
                                     ----------  -----------  ----------  -----------  ----------    -----------
Units, end of period                    240,937    1,858,723     343,325    2,944,076     200,571      3,711,559
                                     ==========  ===========  ==========  ===========  ==========    ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         Core         Core
                                     Fundamental  Fundamental    Core Global      Core Global
                                       Holdings    Holdings    Diversification  Diversification
                                      Series II   Series III      Series II       Series III       Core Strategy Series II
                                     -----------  ----------   ---------------  ---------------  ---------------------------
                                         2009        2009           2009             2009            2009          2008
                                     -----------  ----------   ---------------  ---------------  ------------  -------------
Income:
   Dividend distributions received   $ 1,380,210  $  170,302    $  1,484,407      $  103,428     $  8,444,074  $   4,392,641
Expenses:
   Mortality and expense risk and
      administrative charges            (445,943)    (27,623)       (497,401)        (14,833)      (6,516,055)    (4,902,445)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Net investment income (loss)             934,267     142,679         987,006          88,595        1,928,019       (509,804)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --          --              --              --        2,144,094        121,084
   Net realized gain (loss)              203,492      49,360         441,722           8,541      (11,815,215)    (4,731,996)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Realized gains (losses)                  203,492      49,360         441,722           8,541       (9,671,121)    (4,610,912)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Unrealized appreciation
   (depreciation) during the period    4,808,596     457,025       4,065,194         205,649       95,762,151    (94,980,131)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Net increase (decrease) in contract
   owners' equity from operations      5,946,355     649,064       5,493,922         302,785       88,019,049   (100,100,847)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Changes from principal transactions:
   Purchase payments                  46,952,023   6,843,114      32,188,704       5,040,617       99,816,853    101,253,572
   Transfers between sub-accounts
      and the company                 45,147,167   2,140,451      78,176,784       1,015,126       43,059,801     35,789,373
   Withdrawals                          (453,360)     (3,194)        (76,869)         14,403       (9,773,169)   (12,977,700)
   Annual contract fee                   (84,505)   (204,074)       (141,003)       (150,038)      (2,772,691)    (1,415,911)
                                     -----------  ----------    ------------      ----------     ------------  -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       91,561,325   8,776,297     110,147,616       5,920,108      130,330,794    122,649,334
                                     -----------  ----------    ------------      ----------     ------------  -------------
Total increase (decrease) in
   contract owners' equity            97,507,680   9,425,361     115,641,538       6,222,893      218,349,843     22,548,487
Contract owners' equity at
   beginning of period                        --          --              --              --      318,495,112    295,946,625
                                     -----------  ----------    ------------      ----------     ------------  -------------
Contract owners' equity at end of
   period                            $97,507,680  $9,425,361    $115,641,538      $6,222,893     $536,844,955  $ 318,495,112
                                     ===========  ==========    ============      ==========     ============  =============

                                          2009         2009           2009             2009           2009           2008
                                     -----------  ----------    ------------      ----------     ------------  -------------
Units, beginning of period                    --          --              --              --       31,256,689     21,010,365
Units issued                           6,850,775     681,445       8,065,506         427,239       16,577,258     13,935,443
Units redeemed                           222,744      30,248         454,788          10,375        3,933,015      3,689,119
                                     -----------  ----------    ------------      ----------     ------------  -------------
Units, end of period                   6,628,031     651,197       7,610,718         416,864       43,900,932     31,256,689
                                     ===========  ==========    ============      ==========     ============  =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                     Core Strategy         Disciplined
                                       Series NAV   Diversification Series II     DWS Equity 500 Index
                                     -------------  -------------------------  -------------------------
                                          2009          2009          2008         2009         2008
                                     -------------  ------------  -----------  -----------  ------------
Income:
   Dividend distributions received    $  108,160    $  3,681,538  $   700,640  $   381,049  $    463,509
Expenses:
   Mortality and expense risk and
      administrative charges             (23,169)     (2,474,616)    (314,228)    (238,223)     (351,272)
                                      ----------    ------------  -----------  -----------  ------------
Net investment income (loss)              84,991       1,206,922      386,412      142,826       112,237
                                      ----------    ------------  -----------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --       1,420,130       45,697           --            --
   Net realized gain (loss)               21,433      (2,814,369)    (856,229)  (1,200,548)      (67,341)
                                      ----------    ------------  -----------  -----------  ------------
Realized gains (losses)                   21,433      (1,394,239)    (810,532)  (1,200,548)      (67,341)
                                      ----------    ------------  -----------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period      345,351      47,780,437   (9,295,623)   4,287,047   (10,167,926)
                                      ----------    ------------  -----------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations        451,775      47,593,120   (9,719,743)   3,229,325   (10,123,030)
                                      ----------    ------------  -----------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                   5,719,582      64,123,251   40,772,562       92,858       532,321
   Transfers between sub-accounts
      and the company                     67,630      27,089,454   48,669,466   (1,504,970)     (348,153)
   Withdrawals                           (90,350)     (4,001,160)    (568,199)    (866,064)   (2,639,762)
   Annual contract fee                  (117,645)       (727,588)     (68,076)    (104,482)     (120,247)
                                      ----------    ------------  -----------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        5,579,217      86,483,957   88,805,753   (2,382,658)   (2,575,841)
                                      ----------    ------------  -----------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             6,030,992     134,077,077   79,086,010      846,667   (12,698,871)
Contract owners' equity at
   beginning of period                        --      79,086,010           --   15,769,341    28,468,212
                                      ----------    ------------  -----------  -----------  ------------
Contract owners' equity at end of
   period                             $6,030,992    $213,163,087  $79,086,010  $16,616,008  $ 15,769,341
                                      ==========    ============  ===========  ===========  ============

                                           2009          2009          2008         2009          2008
                                      ----------    ------------  -----------  -----------  ------------
Units, beginning of period                    --       8,663,009           --    1,125,518     1,252,764
Units issued                             448,608      12,654,961    9,435,817       28,805       131,262
Units redeemed                            26,116       2,659,293      772,808      197,553       258,508
                                      ----------    ------------  -----------  -----------  ------------
Units, end of period                     422,492      18,658,677    8,663,009      956,770     1,125,518
                                      ==========    ============  ===========  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       Emerging Small Company      Emerging Small Company
                                              Series I                    Series II             Equity-Income Series I
                                     --------------------------  --------------------------  ---------------------------
                                         2009          2008          2009          2008          2009           2008
                                     ------------  ------------  ------------  ------------  ------------  -------------
Income:
   Dividend distributions received   $         --  $         --  $         --  $         --  $  5,177,813  $   9,021,653
Expenses:
   Mortality and expense risk and
      administrative charges             (425,225)     (796,246)     (267,537)     (446,248)   (3,637,080)    (5,977,367)
                                     ------------  ------------  ------------  ------------  ------------  -------------
Net investment income (loss)             (425,225)     (796,246)     (267,537)     (446,248)    1,540,733      3,044,286
                                     ------------  ------------  ------------  ------------  ------------  -------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --        30,423            --        15,997            --     11,015,627
   Net realized gain (loss)           (20,656,759)   (4,504,153)  (11,271,293)   (3,625,126)  (26,074,328)    (6,060,436)
                                     ------------  ------------  ------------  ------------  ------------  -------------
Realized gains (losses)               (20,656,759)   (4,473,730)  (11,271,293)   (3,609,129)  (26,074,328)     4,955,191
                                     ------------  ------------  ------------  ------------  ------------  -------------
Unrealized appreciation
   (depreciation) during the period    28,710,122   (24,138,718)   15,889,266   (11,013,101)   76,895,466   (181,284,470)
                                     ------------  ------------  ------------  ------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from operations       7,628,138   (29,408,694)    4,350,436   (15,068,478)   52,361,871   (173,284,993)
                                     ------------  ------------  ------------  ------------  ------------  -------------
Changes from principal
   transactions:
   Purchase payments                       95,178       217,186        78,738       231,853       714,010      1,320,288
   Transfers between sub-accounts
      and the company                 (38,743,953)   (7,581,442)  (21,633,812)   (2,397,617)  (16,321,131)   (37,050,937)
   Withdrawals                         (2,454,858)   (7,891,248)   (1,004,513)   (2,955,120)  (27,507,607)   (68,790,261)
   Annual contract fee                   (113,179)     (151,336)      (90,868)     (116,428)     (531,646)      (663,499)
                                     ------------  ------------  ------------  ------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (41,216,812)  (15,406,840)  (22,650,455)   (5,237,312)  (43,646,374)  (105,184,409)
                                     ------------  ------------  ------------  ------------  ------------  -------------
Total increase (decrease) in
   contract owners' equity            (33,588,674)  (44,815,534)  (18,300,019)  (20,305,790)    8,715,497   (278,469,402)
Contract owners' equity at
   beginning of period                 33,588,674    78,404,208    18,300,019    38,605,809   261,746,610    540,216,012
                                     ------------  ------------  ------------  ------------  ------------  -------------
Contract owners' equity at end of
   period                            $         --  $ 33,588,674  $         --  $ 18,300,019  $270,462,107  $ 261,746,610
                                     ============  ============  ============  ============  ============  =============

                                         2009          2008          2009          2008          2009           2008
                                     ------------  ------------  ------------  ------------  ------------  -------------
Units, beginning of period              3,348,224     4,312,201     2,087,921     2,456,363    13,650,160     17,778,494
Units issued                              286,574       435,906       364,767       613,260       559,298        492,550
Units redeemed                          3,634,798     1,399,883     2,452,688       981,702     2,838,093      4,620,884
                                     ------------  ------------  ------------  ------------  ------------  -------------
Units, end of period                           --     3,348,224            --     2,087,921    11,371,365     13,650,160
                                     ============  ============  ============  ============  ============  =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                      Financial Services         Financial Services
                                       Equity-Income Series II             Series I                  Series II
                                     ---------------------------  -------------------------  -------------------------
                                         2009           2008          2009         2008          2009         2008
                                     ------------  -------------  -----------  ------------  -----------  ------------
Income:
   Dividend distributions received   $  2,485,164  $   3,841,513  $   108,696  $    181,604  $   126,382  $    207,480
Expenses:
   Mortality and expense risk and
      administrative charges           (2,028,987)    (2,928,888)    (236,382)     (339,617)    (391,617)     (504,285)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Net investment income (loss)              456,177        912,625     (127,686)     (158,013)    (265,235)     (296,805)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --      4,915,020           --     1,312,891           --     1,803,649
   Net realized gain (loss)           (18,603,395)    (6,794,681)  (5,718,619)   (4,866,715)  (8,977,439)   (4,873,523)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Realized gains (losses)               (18,603,395)    (1,879,661)  (5,718,619)   (3,553,824)  (8,977,439)   (3,069,874)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period    45,914,588    (78,878,235)  11,014,382    (9,098,558)  17,427,696   (15,331,635)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations      27,767,370    (79,845,271)   5,168,077   (12,810,395)   8,185,022   (18,698,314)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                    2,926,683      5,299,955       59,167       164,921      701,805     2,563,900
   Transfers between sub-accounts
      and the company                     (19,476)   (16,530,043)    (354,811)    1,316,868     (691,847)    4,716,645
   Withdrawals                         (8,336,987)   (23,768,978)  (1,338,218)   (3,140,515)  (2,198,104)   (3,624,567)
   Annual contract fee                   (524,357)      (614,022)     (72,902)      (79,773)    (108,129)     (110,448)
                                     ------------  -------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (5,954,137)   (35,613,088)  (1,706,764)   (1,738,499)  (2,296,275)    3,545,530
                                     ------------  -------------  -----------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             21,813,233   (115,458,359)   3,461,313   (14,548,894)   5,888,747   (15,152,784)
Contract owners' equity at
   beginning of period                126,408,553    241,866,912   14,200,399    28,749,293   23,207,419    38,360,203
                                     ------------  -------------  -----------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $148,221,786  $ 126,408,553  $17,661,712  $ 14,200,399  $29,096,166  $ 23,207,419
                                     ============  =============  ===========  ============  ===========  ============

                                         2009           2008          2009         2008          2009         2008
                                     ------------  -------------  -----------  ------------  -----------  ------------
Units, beginning of period             11,489,143     13,764,913    1,623,612     1,791,838    2,476,693     2,221,999
Units issued                            1,960,438      1,543,962      480,142       710,713      698,450     1,184,859
Units redeemed                          2,495,184      3,819,732      653,899       878,939      923,811       930,165
                                     ------------  -------------  -----------  ------------  -----------  ------------
Units, end of period                   10,954,397     11,489,143    1,449,855     1,623,612    2,251,332     2,476,693
                                     ============  =============  ===========  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        Founding Allocation          Founding Allocation
                                             Series I                     Series II            Fundamental Value Series I
                                     ------------------------  ------------------------------  --------------------------
                                        2009         2008           2009           2008            2009           2008
                                     -----------  -----------  --------------  --------------  ------------  ------------
Income:
   Dividend distributions            $ 1,533,280  $   397,302  $   42,876,539  $   33,688,116  $  3,045,019  $  3,633,166
Expenses:
   Mortality and expense risk and
      administrative charges            (257,693)     (45,571)    (17,039,992)    (17,987,324)   (4,888,125)   (2,295,833)
                                     -----------  -----------  --------------  --------------  ------------  ------------
Net investment income (loss)           1,275,587      351,731      25,836,547      15,700,792    (1,843,106)    1,337,333
                                     -----------  -----------  --------------  --------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                 --       22,327              --      19,560,910            --     1,389,688
   Net realized gain (loss)             (476,896)     (61,022)    (65,403,100)    (29,150,793)  (17,878,279)    1,118,802
                                     -----------  -----------  --------------  --------------  ------------  ------------
Realized gains (losses)                 (476,896)     (38,695)    (65,403,100)     (9,589,883)  (17,878,279)    2,508,490
                                     -----------  -----------  --------------  --------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    8,641,751   (3,219,829)    331,376,127    (530,271,317)  106,925,088   (72,977,006)
                                     -----------  -----------  --------------  --------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations      9,440,442   (2,906,793)    291,809,574    (524,160,408)   87,203,703   (69,131,183)
                                     -----------  -----------  --------------  --------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                  10,055,361    5,783,857      22,059,006     421,542,017     1,515,185       509,250
   Transfers between sub-accounts
      and the company                 12,402,570    8,833,278     (43,223,208)    119,555,263   (18,761,576)  276,667,711
   Withdrawals                          (262,817)     (39,040)    (35,913,109)    (42,576,555)  (37,214,221)  (20,452,365)
   Annual Contract Fee                  (404,106)          --      (8,588,854)     (5,665,751)     (794,114)     (374,548)
                                     -----------  -----------  --------------  --------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       21,791,008   14,578,095     (65,666,165)    492,854,974   (55,254,726)  256,350,048
                                     -----------  -----------  --------------  --------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity            31,231,450   11,671,302     226,143,409     (31,305,434)   31,948,977   187,218,865
Contract owners' equity at
   beginning of period                11,671,302           --   1,035,742,268   1,067,047,702   336,160,486   148,941,621
                                     -----------  -----------  --------------  --------------  ------------  ------------
Contract owners' equity at end of
   period                            $42,902,752  $11,671,302  $1,261,885,677  $1,035,742,268  $368,109,463  $336,160,486
                                     ===========  ===========  ==============  ==============  ============  ============

                                         2009        2008          2009             2008           2009          2008
                                     -----------  -----------  --------------  --------------  ------------  ------------
Units, beginning of period             1,344,727           --     136,082,295      88,894,665    33,466,331     8,885,514
Units issued                           2,590,662    1,385,406       4,923,965      57,225,144       867,144    28,092,605
Units redeemed                           141,554       40,679      12,607,854      10,037,514     6,092,179     3,511,788
                                     -----------  -----------  --------------  --------------  ------------  ------------
Units, end of period                   3,793,835    1,344,727     128,398,406     136,082,295    28,241,296    33,466,331
                                     ===========  ===========  ==============  ==============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          Fundamental Value            Global Allocation
                                              Series II                    Series I           Global Allocation Series II
                                     ---------------------------  --------------------------  ---------------------------
                                         2009           2008          2009          2008           2009          2008
                                     ------------  -------------  ------------  ------------  -------------  ------------
Income:
   Dividend distributions            $  1,950,053  $   2,063,219  $      3,420  $  1,943,605  $          --  $  8,236,558
Expenses:
   Mortality and expense risk and
      administrative charges           (4,251,494)    (5,170,376)     (342,452)     (661,007)    (1,719,439)   (2,772,015)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Net investment income (loss)           (2,301,441)    (3,107,157)     (339,032)    1,282,598     (1,719,439)    5,464,543
                                     ------------  -------------  ------------  ------------  -------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --      3,962,716            --        93,230             --       365,472
   Net realized gain (loss)           (17,604,679)     2,098,093   (10,183,038)      147,150    (47,649,729)   (3,849,049)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Realized gains (losses)               (17,604,679)     6,060,809   (10,183,038)      240,380    (47,649,729)   (3,483,577)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Unrealized appreciation
   (depreciation) during the period    92,153,695   (156,084,796)   16,588,644   (18,300,333)    79,787,301   (71,263,026)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Net increase (decrease) in contract
   owners' equity from operations      72,247,575   (153,131,144)    6,066,574   (16,777,355)    30,418,133   (69,282,060)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Changes from principal
   transactions:
   Purchase payments                    3,073,409      7,156,968        23,916       118,388      2,285,355     4,369,832
   Transfers between sub-accounts
      and the company                  (3,881,052)    25,816,742   (30,070,912)   (5,670,135)  (149,254,440)  (11,001,526)
   Withdrawals                        (16,179,716)   (26,830,932)   (2,632,543)   (7,243,918)    (4,262,612)  (10,677,235)
   Annual Contract Fee                 (1,313,646)    (1,251,646)      (81,166)     (119,876)      (532,232)     (672,546)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (18,301,005)     4,891,132   (32,760,705)  (12,915,541)  (151,763,929)  (17,981,475)
                                     ------------  -------------  ------------  ------------  -------------  ------------
Total increase (decrease) in
   contract owners' equity             53,946,570   (148,240,012)  (26,694,131)  (29,692,896)  (121,345,796)  (87,263,535)
Contract owners' equity at
   beginning of period                251,340,629    399,580,641    26,694,131    56,387,027    121,345,796   208,609,331
                                     ------------  -------------  ------------  ------------  -------------  ------------
Contract owners' equity at end of
   period                            $305,287,199  $ 251,340,629  $         --  $ 26,694,131  $          --  $121,345,796
                                     ============  =============  ============  ============  =============  ============

                                         2009           2008          2009          2008           2009           2008
                                     ------------  -------------  ------------  ------------  -------------  ------------
Units, beginning of period             23,786,071     22,519,590     3,166,226     4,328,109     11,729,356    12,997,587
Units issued                            2,514,162      5,515,795       183,025       292,168        742,112       847,593
Units redeemed                          3,957,798      4,249,314     3,349,251     1,454,051     12,471,468     2,115,824
                                     ------------  -------------  ------------  ------------  -------------  ------------
Units, end of period                   22,342,435     23,786,071            --     3,166,226             --    11,729,356
                                     ============  =============  ============  ============  =============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        Global Bond Series I         Global Bond Series II         Global Trust Series I
                                     --------------------------  ----------------------------  ----------------------------
                                         2009          2008           2009           2008           2009           2008
                                     ------------  ------------  -------------  -------------  -------------  -------------
Income:
   Dividend distributions            $  9,304,604  $    649,442  $  18,219,463  $   1,212,809  $   2,229,233  $   3,012,465
Expenses:
   Mortality and expense risk and
      administrative charges           (1,130,728)   (1,527,062)    (2,489,532)    (3,391,656)    (1,712,182)    (2,276,418)
                                     ------------  ------------  -------------  -------------  -------------  -------------
Net investment income (loss)            8,173,876      (877,620)    15,729,931     (2,178,847)       517,051        736,047
                                     ------------  ------------  -------------  -------------  -------------  -------------
Realized gains (losses) on
   investments:
   Capital gain distributions          10,390,495            --     20,377,073             --             --             --
   Net realized gain (loss)            (4,590,601)    1,514,310     (5,718,724)     2,450,004     (4,024,609)     3,987,054
                                     ------------  ------------  -------------  -------------  -------------  -------------
Realized gains (losses)                 5,799,894     1,514,310     14,658,349      2,450,004     (4,024,609)     3,987,054
                                     ------------  ------------  -------------  -------------  -------------  -------------
Unrealized appreciation
   (depreciation) during the period    (4,681,323)   (7,405,737)   (11,712,850)   (12,928,375)    40,425,172    (83,299,898)
                                     ------------  ------------  -------------  -------------  -------------  -------------
Net increase (decrease) in contract
   owners' equity from operations       9,292,447    (6,769,047)    18,675,430    (12,657,218)    36,917,614    (78,576,797)
                                     ------------  ------------  -------------  -------------  -------------  -------------
Changes from principal
   transactions:
   Purchase payments                      564,417       349,179      4,616,448      6,523,946     13,557,475      3,729,870
   Transfers between sub-accounts
      and the company                    (154,571)   11,350,992      9,582,651    (30,778,489)     8,777,532     (4,147,064)
   Withdrawals                        (10,939,594)  (20,554,112)   (10,557,158)   (20,702,524)   (10,996,554)   (23,887,014)
   Annual Contract Fee                   (175,623)     (178,934)      (701,115)      (786,187)      (625,659)      (181,532)
                                     ------------  ------------  -------------  -------------  -------------  -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (10,705,371)   (9,032,875)     2,940,826    (45,743,254)    10,712,794    (24,485,740)
                                     ------------  ------------  -------------  -------------  -------------  -------------
Total increase (decrease) in
   contract owners' equity             (1,412,924)  (15,801,922)    21,616,256    (58,400,472)    47,630,408   (103,062,537)
Contract owners' equity at
   beginning of period                 81,495,660    97,297,582    154,495,811    212,896,283    109,603,317    212,665,854
                                     ------------  ------------  -------------  -------------  -------------  -------------
Contract owners' equity at end of
   period                            $ 80,082,736  $ 81,495,660  $ 176,112,067  $ 154,495,811  $ 157,233,725  $ 109,603,317
                                     ============  ============  =============  =============  =============  =============

                                         2009          2008          2009            2008           2009           2008
                                     ------------  ------------  -------------  -------------  -------------  -------------
Units, beginning of period              3,602,575     3,988,009      9,374,175     12,098,539      6,778,204      7,318,177
Units issued                              654,845     2,013,405      2,132,217      3,827,529      3,480,690      1,030,270
Units redeemed                          1,098,929     2,398,839      2,006,571      6,551,893      1,209,097      1,570,243
                                     ------------  ------------  -------------  -------------  -------------  -------------
Units, end of period                    3,158,491     3,602,575      9,499,821      9,374,175      9,049,797      6,778,204
                                     ============  ============  =============  =============  =============  =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       Global Trust Series II     Health Sciences Series I  Health Sciences Series II
                                     --------------------------  -------------------------  -------------------------
                                         2009          2008          2009         2008          2009         2008
                                     ------------  ------------  -----------  ------------  -----------  ------------
Income:
   Dividend distributions            $    382,998  $    652,087  $        --  $         --  $        --  $         --
Expenses:
   Mortality and expense risk and
      administrative charges             (420,478)     (640,750)    (557,402)     (815,616)    (682,595)     (926,858)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Net investment income (loss)              (37,480)       11,337     (557,402)     (815,616)    (682,595)     (926,858)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --            --      511,091     1,320,154      622,631     1,414,032
   Net realized gain (loss)            (2,729,076)   (1,895,434)  (4,548,913)   (3,707,824)  (6,844,947)   (5,004,708)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Realized gains (losses)                (2,729,076)   (1,895,434)  (4,037,822)   (2,387,670)  (6,222,316)   (3,590,676)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period     9,667,640   (18,480,451)  13,941,033   (16,359,010)  17,554,746   (17,376,825)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations       6,901,084   (20,364,548)   9,345,809   (19,562,296)  10,649,835   (21,894,359)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                      129,062       406,670      187,012       223,777      784,576     2,861,459
   Transfers between sub-accounts
      and the company                  (1,793,498)   (5,809,661)  (2,318,534)   (5,111,921)  (1,707,282)   (3,233,466)
   Withdrawals                         (1,245,895)   (4,004,802)  (3,740,396)   (8,155,545)  (3,449,180)   (7,583,995)
   Annual Contract Fee                   (146,223)     (172,669)    (157,850)     (176,389)    (199,612)     (225,865)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (3,056,554)   (9,580,462)  (6,029,768)  (13,220,078)  (4,571,498)   (8,181,867)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity              3,844,530   (29,945,010)   3,316,041   (32,782,374)   6,078,337   (30,076,226)
Contract owners' equity at
   beginning of period                 26,665,157    56,610,167   37,028,670    69,811,044   41,778,494    71,854,720
                                     ------------  ------------  -----------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $ 30,509,687  $ 26,665,157  $40,344,711  $ 37,028,670  $47,856,831  $ 41,778,494
                                     ============  ============  ===========  ============  ===========  ============

                                         2009          2008          2009         2008          2009         2008
                                     ------------  ------------  -----------  ------------  -----------  ------------
Units, beginning of period              2,397,618     3,028,072    2,672,652     3,480,258    2,875,694     3,393,566
Units issued                              121,491       163,109      378,859       706,174      730,985     1,112,534
Units redeemed                            393,606       793,563      807,432     1,513,780    1,053,933     1,630,406
                                     ------------  ------------  -----------  ------------  -----------  ------------
Units, end of period                    2,125,503     2,397,618    2,244,079     2,672,652    2,552,746     2,875,694
                                     ============  ============  ===========  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                      High Income Series II       High Yield Series I        High Yield Series II
                                     -----------------------  --------------------------  -------------------------
                                         2009        2008         2009          2008          2009         2008
                                     -----------  ----------  ------------  ------------  -----------  ------------
Income:
   Dividend distributions            $ 1,514,432  $  116,272  $  6,770,940  $  5,160,702  $ 8,849,678  $  4,337,770
Expenses:
   Mortality and expense risk and
      administrative charges            (129,346)    (16,567)     (870,537)     (961,506)  (1,087,840)     (880,455)
                                     -----------  ----------  ------------  ------------  -----------  ------------
Net investment income (loss)           1,385,086      99,705     5,900,403     4,199,196    7,761,838     3,457,315
                                     -----------  ----------  ------------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                 --       7,402            --            --           --            --
   Net realized gain (loss)            1,645,855    (390,139)  (10,902,200)   (7,712,686)  (8,939,681)   (4,474,476)
                                     -----------  ----------  ------------  ------------  -----------  ------------
Realized gains (losses)                1,645,855    (382,737)  (10,902,200)   (7,712,686)  (8,939,681)   (4,474,476)
                                     -----------  ----------  ------------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period    1,832,614    (408,757)   29,275,029   (15,723,592)  29,241,046   (15,164,632)
                                     -----------  ----------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations      4,863,555    (691,789)   24,273,232   (19,237,082)  28,063,203   (16,181,793)
                                     -----------  ----------  ------------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                     257,898     121,121       213,626       195,189    2,534,810     1,113,459
   Transfers between sub-accounts
      and the company                 12,980,097   1,076,751     5,045,751    (4,520,928)  15,379,193     6,278,564
   Withdrawals                          (907,363)    (99,184)   (8,016,651)  (12,064,933)  (5,583,203)   (7,222,517)
   Annual Contract Fee                   (18,826)     (3,380)     (111,398)     (110,152)    (187,407)     (160,750)
                                     -----------  ----------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       12,311,806   1,095,308    (2,868,672)  (16,500,824)  12,143,393         8,756
                                     -----------  ----------  ------------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity            17,175,361     403,519    21,404,560   (35,737,906)  40,206,596   (16,173,037)
Contract owners' equity at
   beginning of period                 1,474,198   1,070,679    46,086,858    81,824,764   50,595,088    66,768,125
                                     -----------  ----------  ------------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $18,649,559  $1,474,198  $ 67,491,418  $ 46,086,858  $90,801,684  $ 50,595,088
                                     ===========  ==========  ============  ============  ===========  ============

                                          2009         2008         2009          2008         2009          2008
                                     -----------  ----------  ------------  ------------  -----------  ------------
Units, beginning of period               230,474      92,897     4,032,014     4,962,992    4,362,481     3,941,905
Units issued                           2,854,287     301,541     2,414,224     1,925,258    5,197,898     2,629,033
Units redeemed                         1,458,569     163,964     2,565,200     2,856,236    4,386,401     2,208,457
                                     -----------  ----------  ------------  ------------  -----------  ------------
Units, end of period                   1,626,192     230,474     3,881,038     4,032,014    5,173,978     4,362,481
                                     ===========  ==========  ============  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                                   International Core
                                        Income & Value Series I     Income & Value Series II            Series I
                                     ----------------------------  --------------------------  -------------------------
                                          2009           2008          2009          2008          2009         2008
                                     -------------  -------------  ------------  ------------  -----------  ------------
Income:
   Dividend distributions            $     411,929  $   6,028,356  $    109,208  $  1,642,532  $   839,115  $  2,769,566
Expenses:
   Mortality and expense risk and
      administrative charges              (636,882)    (3,037,075)     (206,085)     (982,252)    (522,753)     (876,947)
                                     -------------  -------------  ------------  ------------  -----------  ------------
Net investment income (loss)              (224,953)     2,991,281       (96,877)      660,280      316,362     1,892,619
                                     -------------  -------------  ------------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --      4,639,746            --     1,374,197    1,033,051       845,469
   Net realized gain (loss)            (65,288,440)    (3,197,671)  (21,426,794)   (1,887,851)  (3,919,101)    4,394,808
                                     -------------  -------------  ------------  ------------  -----------  ------------
Realized gains (losses)                (65,288,440)     1,442,075   (21,426,794)     (513,654)  (2,886,050)    5,240,277
                                     -------------  -------------  ------------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period     63,012,054    (77,922,580)   20,738,839   (21,867,554)   7,753,557   (35,038,329)
                                     -------------  -------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations       (2,501,339)   (73,489,224)     (784,832)  (21,720,928)   5,183,869   (27,905,433)
                                     -------------  -------------  ------------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                       223,070        594,251       248,355       986,408       85,565       243,363
   Transfers between sub-accounts
      and the company                 (135,151,185)   (14,755,453)  (40,643,124)   (7,972,235)  (1,699,868)   (5,934,214)
   Withdrawals                          (6,830,355)   (34,895,906)   (1,100,761)   (7,686,792)  (3,526,692)   (8,925,702)
   Annual Contract Fee                     (99,788)      (284,999)      (59,989)     (209,230)    (104,520)     (126,111)
                                     -------------  -------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (141,858,258)   (49,342,107)  (41,555,519)  (14,881,849)  (5,245,515)  (14,742,664)
                                     -------------  -------------  ------------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity            (144,359,597)  (122,831,331)  (42,340,351)  (36,602,777)     (61,646)  (42,648,097)
Contract owners' equity at
   beginning of period                 144,359,597    267,190,928    42,340,351    78,943,128   37,670,124    80,318,221
                                     -------------  -------------  ------------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $          --  $ 144,359,597  $         --  $ 42,340,351  $37,608,478  $ 37,670,124
                                     =============  =============  ============  ============  ===========  ============

                                          2009           2008          2009          2008          2009         2008
                                     -------------  -------------  ------------  ------------  -----------  ------------
Units, beginning of period               8,494,621     10,864,738     4,008,782     5,129,616    3,231,431     4,161,014
Units issued                                67,103        174,397        55,458       225,373      217,837       325,350
Units redeemed                           8,561,724      2,544,514     4,064,240     1,346,207      690,175     1,254,933
                                     -------------  -------------  ------------  ------------  -----------  ------------
Units, end of period                            --      8,494,621            (0)    4,008,782    2,759,093     3,231,431
                                     =============  =============  ============  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         International Core        International Equity       International Equity
                                             Series II               Index A Series I          Index A Series II
                                     -------------------------  -------------------------  -------------------------
                                         2009         2008          2009         2008          2009         2008
                                     -----------  ------------  -----------  ------------  -----------  ------------
Income:
   Dividend distributions            $   510,010  $  1,720,300  $ 1,712,786  $    415,017  $ 2,001,628  $    366,074
Expenses:
   Mortality and expense risk and
      administrative charges            (379,865)     (593,413)    (192,916)     (333,187)    (228,273)     (344,319)
                                     -----------  ------------  -----------  ------------  -----------  ------------
Net investment income (loss)             130,145     1,126,887    1,519,870        81,830    1,773,355        21,755
                                     -----------  ------------  -----------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            669,029       528,730           --       186,587           --       178,343
   Net realized gain (loss)           (5,022,887)   (2,491,804)  (2,242,923)      217,620     (963,692)      455,465
                                     -----------  ------------  -----------  ------------  -----------  ------------
Realized gains (losses)               (4,353,858)   (1,963,074)  (2,242,923)      404,207     (963,692)      633,808
                                     -----------  ------------  -----------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period    7,692,619   (17,102,515)   4,504,097   (12,557,707)   3,567,088   (12,776,744)
                                     -----------  ------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations      3,468,906   (17,938,702)   3,781,044   (12,071,670)   4,376,751   (12,121,181)
                                     -----------  ------------  -----------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                     596,119     1,843,974       28,923        84,478       58,564       160,492
   Transfers between sub-accounts
      and the company                   (717,388)   (5,472,780)    (399,337)   (2,476,445)    (561,878)   (3,543,619)
   Withdrawals                        (1,452,436)   (3,440,279)  (1,655,497)   (3,961,360)    (755,883)   (2,139,506)
   Annual Contract Fee                   (98,937)     (121,208)     (53,746)      (60,093)     (80,444)      (93,125)
                                     -----------  ------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (1,672,642)   (7,190,293)  (2,079,657)   (6,413,420)  (1,339,641)   (5,615,758)
                                     -----------  ------------  -----------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             1,796,264   (25,128,995)   1,701,387   (18,485,090)   3,037,110   (17,736,939)
Contract owners' equity at
   beginning of period                24,821,956    49,950,951   12,492,766    30,977,856   12,715,588    30,452,527
                                     -----------  ------------  -----------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $26,618,220  $ 24,821,956  $14,194,153  $ 12,492,766  $15,752,698  $ 12,715,588
                                     ===========  ============  ===========  ============  ===========  ============

                                         2009          2008         2009          2008         2009          2008
                                     -----------  ------------  -----------  ------------  -----------  ------------
Units, beginning of period             1,971,098     2,355,907      964,039     1,306,598      996,311     1,300,693
Units issued                             289,324       456,018      141,738       162,169      194,341       329,601
Units redeemed                           460,931       840,827      299,426       504,728      278,941       633,983
                                     -----------  ------------  -----------  ------------  -----------  ------------
Units, end of period                   1,799,491     1,971,098      806,351       964,039      911,711       996,311
                                     ===========  ============  ===========  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        International Equity        International Small         International Small
                                          Index Series NAV             Cap Series I                Cap Series II
                                     -------------------------  --------------------------  --------------------------
                                         2009         2008          2009          2008          2009          2008
                                     -----------  ------------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions            $   794,530  $    824,983  $    857,137  $  1,768,359  $    441,912  $    854,749
Expenses:
   Mortality and expense risk and
      administrative charges            (331,837)     (498,212)     (513,333)   (1,091,250)     (322,105)     (626,845)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Net investment income (loss)             462,693       326,771       343,804       677,109       119,807       227,904
                                     -----------  ------------  ------------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            398,542       318,509     8,612,473     1,144,000     4,734,080       613,544
   Net realized gain (loss)           (2,887,421)   (1,590,395)  (43,365,282)   (3,470,099)  (22,013,950)  (10,419,608)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Realized gains (losses)               (2,488,879)   (1,271,886)  (34,752,809)   (2,326,099)  (17,279,870)   (9,806,064)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    8,702,813   (16,647,056)   52,546,317   (47,391,024)   27,687,390   (16,562,566)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations      6,676,627   (17,592,171)   18,137,312   (49,040,014)   10,527,327   (26,140,726)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                     100,391       216,216       150,224       505,762       540,912     1,617,212
   Transfers between sub-accounts
      and the company                 (2,272,400)   (2,120,409)  (51,933,738)  (13,982,662)  (30,027,223)  (12,259,118)
   Withdrawals                          (966,363)   (2,868,942)   (3,499,636)  (12,055,015)   (1,902,131)   (5,232,127)
   Annual Contract Fee                  (145,009)     (173,778)     (108,909)     (158,644)      (87,403)     (127,632)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (3,283,381)   (4,946,913)  (55,392,059)  (25,690,559)  (31,475,845)  (16,001,665)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity             3,393,246   (22,539,084)  (37,254,747)  (74,730,573)  (20,948,518)  (42,142,391)
Contract owners' equity at
   beginning of period                20,582,730    43,121,814    37,254,747   111,985,320    20,948,518    63,090,909
                                     -----------  ------------  ------------  ------------  ------------  ------------
Contract owners' equity at end of
   period                            $23,975,976  $ 20,582,730  $         --  $ 37,254,747  $         --  $ 20,948,518
                                     ===========  ============  ============  ============  ============  ============

                                         2009          2008          2009          2008          2009          2008
                                     -----------  ------------  ------------  ------------  ------------  ------------
Units, beginning of period             2,852,394     3,271,721     3,027,907     4,226,430     1,815,070     2,476,541
Units issued                              54,112       213,680       463,838       303,971       630,597       437,208
Units redeemed                           475,114       633,007     3,491,745     1,502,494     2,445,667     1,098,679
                                     -----------  ------------  ------------  ------------  ------------  ------------
Units, end of period                   2,431,392     2,852,394            --     3,027,907            --     1,815,070
                                     ===========  ============  ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                     International  International
                                     Small Company  Small Company       International Value         International Value
                                       Series I       Series II              Series I                    Series II
                                     -------------  -------------  ---------------------------  ---------------------------
                                          2009           2009         2009           2008          2009           2008
                                     -------------  -------------  ------------  -------------  ------------  -------------
Income:
   Dividend distributions             $   388,795    $   236,022   $  2,580,885  $   6,461,729  $  2,131,169  $   5,017,181
Expenses:
   Mortality and expense risk and
      administrative charges              (96,398)       (63,702)    (1,811,052)    (3,052,368)   (1,707,749)    (2,616,336)
                                      -----------    -----------   ------------  -------------  ------------  -------------
Net investment income (loss)              292,397        172,320        769,833      3,409,361       423,420      2,400,845
                                      -----------    -----------   ------------  -------------  ------------  -------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --             --      5,781,499      6,979,706     5,068,168      5,544,306
   Net realized gain (loss)               (50,491)       (69,515)   (17,902,429)    (3,612,213)  (15,773,701)    (3,695,565)
                                      -----------    -----------   ------------  -------------  ------------  -------------
Realized gains (losses)                   (50,491)       (69,515)   (12,120,930)     3,367,493   (10,705,533)     1,848,741
                                      -----------    -----------   ------------  -------------  ------------  -------------
Unrealized appreciation
   (depreciation) during the period    (1,224,185)      (721,786)    46,257,734   (116,371,114)   41,428,323    (92,828,837)
                                      -----------    -----------   ------------  -------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from operations        (982,279)      (618,981)    34,906,637   (109,594,260)   31,146,210    (88,579,251)
                                      -----------    -----------   ------------  -------------  ------------  -------------
Changes from principal
   transactions:
   Purchase payments                        8,410         84,641        785,652        859,861     1,519,445      3,527,097
   Transfers between sub-accounts
      and the company                  49,692,360     29,340,823    (12,934,416)   (28,733,970)   (6,946,012)   (22,021,210)
   Withdrawals                           (421,452)      (233,393)   (13,266,342)   (33,047,663)   (7,210,238)   (18,667,330)
   Annual Contract Fee                    (13,977)       (15,926)      (357,720)      (435,696)     (501,427)      (586,089)
                                      -----------    -----------   ------------  -------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        49,265,341     29,176,145    (25,772,826)   (61,357,468)  (13,138,232)   (37,747,532)
                                      -----------    -----------   ------------  -------------  ------------  -------------
Total increase (decrease) in
   contract owners' equity             48,283,062     28,557,164      9,133,811   (170,951,728)   18,007,978   (126,326,783)
Contract owners' equity at
   beginning of period                         --             --    124,274,980    295,226,708   104,996,878    231,323,661
                                      -----------    -----------   ------------  -------------  ------------  -------------
Contract owners' equity at end of
   period                             $48,283,062    $28,557,164   $133,408,791  $ 124,274,980  $123,004,856  $ 104,996,878
                                      ===========    ===========   ============  =============  ============  =============

                                          2009           2009           2009           2008          2009           2008
                                      -----------    -----------   ------------  -------------  ------------  -------------
Units, beginning of period                     --             --      9,996,172     13,413,023     7,623,148      9,361,392
Units issued                            4,234,181      2,659,490        354,218        395,143       573,253        783,932
Units redeemed                            298,290        330,558      2,317,161      3,811,994     1,462,596      2,522,176
                                      -----------    -----------   ------------  -------------  ------------  -------------
Units, end of period                    3,935,891      2,328,932      8,033,229      9,996,172     6,733,805      7,623,148
                                      ===========    ===========   ============  =============  ============  =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                           Investment Quality            Investment Quality
                                              Bond Series I                Bond Series II
                                      ---------------------------   ---------------------------
                                          2009           2008           2009           2008
                                      ------------   ------------   ------------   ------------
Income:
   Dividend distributions             $  6,962,949   $  7,226,785   $  5,599,584   $  7,034,178
Expenses:
   Mortality and expense risk and
      administrative charges            (1,695,350)    (1,616,315)    (1,586,017)    (1,904,249)
                                      ------------   ------------   ------------   ------------
Net investment income (loss)             5,267,599      5,610,470      4,013,567      5,129,929
                                      ------------   ------------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --             --             --             --
   Net realized gain (loss)             (3,439,764)    (4,216,804)    (1,318,927)    (4,362,528)
                                      ------------   ------------   ------------   ------------
Realized gains (losses)                 (3,439,764)    (4,216,804)    (1,318,927)    (4,362,528)
                                      ------------   ------------   ------------   ------------
Unrealized appreciation
   (depreciation) during
   the period                           12,345,175     (4,764,581)     6,795,401     (5,015,525)
                                      ------------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations       14,173,010     (3,370,915)     9,490,041     (4,248,124)
                                      ------------   ------------   ------------   ------------
Changes from principal
   transactions:
   Purchase payments                    21,850,928      4,496,865      2,016,184      3,011,605
   Transfers between sub-accounts
      and the company                   33,608,110      2,778,485     43,104,013    (22,483,659)
   Withdrawals                         (14,818,333)   (20,928,545)   (10,597,578)   (14,321,612)
   Annual Contract Fee                    (904,006)      (284,715)      (450,483)      (479,410)
                                      ------------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         39,736,699    (13,937,910)    34,072,136    (34,273,076)
                                      ------------   ------------   ------------   ------------
Total increase (decrease) in
   contract owners' equity              53,909,709    (17,308,825)    43,562,177    (38,521,200)
Contract owners' equity at
   beginning of period                 103,084,376    120,393,201     92,404,508    130,925,708
                                      ------------   ------------   ------------   ------------
Contract owners' equity at end of
   period                             $156,994,085   $103,084,376   $135,966,685   $ 92,404,508
                                      ============   ============   ============   ============

                                           2009           2008           2009           2008
                                      ------------   ------------   ------------   ------------
Units, beginning of period               5,071,248      5,273,996      6,301,640      8,638,664
Units issued                             4,962,200      1,559,024      3,438,276      1,513,057
Units redeemed                           1,222,568      1,761,772      1,364,885      3,850,081
                                      ------------   ------------   ------------   ------------
Units, end of period                     8,810,880      5,071,248      8,375,031      6,301,640
                                      ============   ============   ============   ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                                          Lifestyle
                                       Large Cap Value Series I     Large Cap Value Series II       Aggressive Series I
                                      --------------------------   --------------------------   ---------------------------
                                         2009           2008           2009          2008           2009           2008
                                      -----------   ------------   -----------   ------------   ------------   ------------
Income:
   Dividend distributions             $   307,734   $    507,963   $   251,194   $    348,508   $    844,497   $  2,051,394
Expenses:
   Mortality and expense risk and
      administrative charges             (294,510)      (555,609)     (285,665)      (460,042)    (1,217,687)    (1,870,481)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Net investment income (loss)               13,224        (47,646)      (34,471)      (111,534)      (373,190)       180,913
                                      -----------   ------------   -----------   ------------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --             --            --             --             --     16,397,124
   Net realized gain (loss)            (4,978,721)    (4,091,489)   (2,868,641)    (1,555,539)   (13,188,324)   (20,821,945)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Realized gains (losses)                (4,978,721)    (4,091,489)   (2,868,641)    (1,555,539)   (13,188,324)    (4,424,821)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period     6,286,412    (11,955,074)    4,303,625    (10,985,348)    37,735,888    (60,053,584)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations       1,320,915    (16,094,209)    1,400,513    (12,652,421)    24,174,374    (64,297,492)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Changes from principal
   transactions:
   Purchase payments                      121,799        150,293       173,686        406,331        741,381      1,076,813
   Transfers between sub-accounts
      and the company                  (2,049,100)    (6,090,354)     (221,798)    (5,020,566)    (1,794,331)   (15,829,397)
   Withdrawals                         (2,324,708)    (6,123,077)   (1,231,792)    (3,451,200)    (5,555,182)   (17,977,245)
   Annual Contract Fee                    (77,591)      (117,774)      (80,003)       (97,534)      (361,039)      (420,536)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (4,329,600)   (12,180,912)   (1,359,907)    (8,162,969)    (6,969,171)   (33,150,365)
                                      -----------   ------------   -----------   ------------   ------------   ------------
Total increase (decrease) in
   contract owners' equity             (3,008,685)   (28,275,121)       40,606    (20,815,390)    17,205,203    (97,447,857)
Contract owners' equity at
   beginning of period                 23,027,238     51,302,359    19,316,098     40,131,488     78,077,502    175,525,359
                                      -----------   ------------   -----------   ------------   ------------   ------------
Contract owners' equity at end of
   period                             $20,018,553   $ 23,027,238   $19,356,704   $ 19,316,098   $ 95,282,705   $ 78,077,502
                                      ===========   ============   ===========   ============   ============   ============

                                         2009           2008           2009           2008           2009           2008
                                      -----------   ------------   -----------   ------------   ------------   ------------
Units, beginning of period              1,450,254      2,039,124     1,228,957      1,607,730      7,208,200      9,206,081
Units issued                              152,608        350,132       195,065        313,806        670,233      1,113,039
Units redeemed                            445,253        939,002       290,477        692,579      1,308,154      3,110,920
                                      -----------   ------------   -----------   ------------   ------------   ------------
Units, end of period                    1,157,609      1,450,254     1,133,545      1,228,957      6,570,279      7,208,200
                                      ===========   ============   ===========   ============   ============   ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                              Lifestyle
                                         Aggressive Series II        Lifestyle Balanced Series I     Lifestyle Balanced Series II
                                     ----------------------------   ----------------------------   --------------------------------
                                         2009           2008            2009           2008             2009             2008
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Income:
   Dividend distributions            $  1,277,771   $   3,259,631   $ 25,581,960   $  21,104,432   $  336,039,640   $   255,979,201
Expenses:
   Mortality and expense risk and
      administrative charges           (2,366,017)     (3,496,874)    (7,890,860)    (11,048,172)    (118,359,857)     (125,279,342)
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Net investment income (loss)           (1,088,246)       (237,243)    17,691,100      10,056,260      217,679,783       130,699,859
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --      28,674,934        420,228      32,307,836        5,935,263       332,347,496
   Net realized gain (loss)           (19,188,518)    (30,016,466)   (55,036,545)    (17,509,486)    (123,362,498)      (36,130,581)
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Realized gains (losses)               (19,188,518)     (1,341,532)   (54,616,317)     14,798,350     (117,427,235)      296,216,915
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Unrealized appreciation
   (depreciation) during the period    64,428,074    (112,832,563)   175,122,440    (286,297,665)   1,854,295,594    (3,386,656,144)
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Net increase (decrease) in contract
   owners' equity from operations      44,151,310    (114,411,338)   138,197,223    (261,443,055)   1,954,548,142    (2,959,739,370)
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Changes from principal
   transactions:
   Purchase payments                    4,830,193      10,555,764     39,673,754       8,226,431      709,957,143     1,217,486,360
   Transfers between sub-accounts
      and the company                  (2,907,807)    (16,095,569)    60,171,286     (29,496,287)     502,193,695        87,607,388
   Withdrawals                         (6,976,923)    (24,467,543)   (61,729,057)   (146,081,690)    (357,374,676)     (628,640,072)
   Annual Contract Fee                   (714,155)       (829,772)    (2,603,072)     (1,670,130)     (40,630,601)      (31,720,147)
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (5,768,692)    (30,837,120)    35,512,911    (169,021,676)     814,145,561       644,733,529
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Total increase (decrease) in
   contract owners' equity             38,382,618    (145,248,458)   173,710,134    (430,464,731)   2,768,693,703    (2,315,005,841)
Contract owners' equity at
   beginning of period                140,031,483     285,279,941    488,815,865     919,280,596    6,354,575,304     8,669,581,145
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Contract owners' equity at end of
   period                            $178,414,101   $ 140,031,483   $662,525,999   $ 488,815,865   $9,123,269,007   $ 6,354,575,304
                                     ============   =============   ============   =============   ==============   ===============

                                          2009          2008            2009            2008            2009              2008
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Units, beginning of period             12,730,138      14,689,016     35,215,875      44,018,959      536,639,432       485,068,665
Units issued                            1,356,324       2,741,253     13,232,889       5,822,138       99,521,532        87,278,815
Units redeemed                          1,884,413       4,700,131      8,419,242      14,625,222       24,675,619        35,708,048
                                     ------------   -------------   ------------   -------------   --------------   ---------------
Units, end of period                   12,202,049      12,730,138     40,029,522      35,215,875      611,485,345       536,639,432
                                     ============   =============   ============   =============   ==============   ===============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                Lifestyle                       Lifestyle
                                         Conservative Series I          Conservative Series II          Lifestyle Growth Series I
                                      ---------------------------   -------------------------------   ----------------------------
                                          2009           2008            2009             2008            2009            2008
                                      ------------   ------------   --------------   --------------   ------------   -------------
Income:
   Dividend distributions             $ 10,401,056   $  6,950,196   $  100,430,665   $   53,922,455   $ 15,675,017   $  14,538,612
Expenses:
   Mortality and expense risk and
      administrative charges            (2,581,795)    (2,416,831)     (26,486,012)     (15,946,692)    (6,479,986)     (9,131,164)
                                      ------------   ------------   --------------   --------------   ------------   -------------
Net investment income (loss)             7,819,261      4,533,365       73,944,653       37,975,763      9,195,031       5,407,448
                                      ------------   ------------   --------------   --------------   ------------   -------------
Realized gains (losses) on
   investments:
   Capital gain distributions              439,381      3,043,724        4,223,911       17,671,531             --      33,782,212
   Net realized gain (loss)             (9,131,129)    (8,907,738)     (38,032,869)     (18,529,100)   (53,828,123)    (14,709,134)
                                      ------------   ------------   --------------   --------------   ------------   -------------
Realized gains (losses)                 (8,691,748)    (5,864,014)     (33,808,958)        (857,569)   (53,828,123)     19,073,078
                                      ------------   ------------   --------------   --------------   ------------   -------------
Unrealized appreciation
   (depreciation) during the period     34,810,182    (27,657,318)     282,067,887     (231,379,820)   170,671,154    (289,463,027)
                                      ------------   ------------   --------------   --------------   ------------   -------------
Net increase (decrease) in contract
   owners' equity from operations       33,937,695    (28,987,967)     322,203,582     (194,261,626)   126,038,062    (264,982,501)
                                      ------------   ------------   --------------   --------------   ------------   -------------
Changes from principal
   transactions:
   Purchase payments                    10,870,344      1,488,289      189,953,281      205,918,396     33,574,105      10,468,134
   Transfers between sub-accounts
      and the company                   48,595,822     61,928,838      521,162,288      633,691,482      2,366,864     (29,343,029)
   Withdrawals                         (28,035,261)   (40,954,217)    (124,863,818)    (124,203,732)   (35,496,990)    (84,905,527)
   Annual Contract Fee                    (763,072)      (320,294)      (8,469,256)      (3,651,363)    (2,450,379)     (1,704,740)
                                      ------------   ------------   --------------   --------------   ------------   -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         30,667,833     22,142,616      577,782,495      711,754,783     (2,006,400)   (105,485,162)
                                      ------------   ------------   --------------   --------------   ------------   -------------
Total increase (decrease) in
   contract owners' equity              64,605,528     (6,845,351)     899,986,077      517,493,157    124,031,662    (370,467,663)
Contract owners' equity at
   beginning of period                 143,843,541    150,688,892    1,171,315,497      653,822,340    410,760,328     781,227,991
                                      ------------   ------------   --------------   --------------   ------------   -------------
Contract owners' equity at end of
   period                             $208,449,069   $143,843,541   $2,071,301,574   $1,171,315,497   $534,791,990   $ 410,760,328
                                      ============   ============   ==============   ==============   ============   =============

                                          2009           2008            2009             2008            2009            2008
                                      ------------   ------------   --------------   --------------   ------------   -------------
Units, beginning of period               8,661,797      7,414,141       89,201,134       40,759,257     33,091,302      38,655,362
Units issued                             6,659,874      5,934,947       61,536,157       61,475,512     10,202,492       6,392,610
Units redeemed                           3,868,881      4,687,291       17,164,827       13,033,635      8,267,818      11,956,670
                                      ------------   ------------   --------------   --------------   ------------   -------------
Units, end of period                    11,452,790      8,661,797      133,572,464       89,201,134     35,025,976      33,091,302
                                      ============   ============   ==============   ==============   ============   =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         Lifestyle Growth Series II     Lifestyle Moderate Series I   Lifestyle Moderate Series II
                                      --------------------------------  ---------------------------  ------------------------------
                                           2009              2008           2009           2008           2009           2008
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Income:
   Dividend distributions             $   305,362,798  $   264,929,568  $ 10,465,334  $   9,215,889  $  107,395,976  $   78,909,309
Expenses:
   Mortality and expense risk and
      administrative charges             (147,155,688)    (167,052,894)   (3,079,669)    (3,781,175)    (33,530,538)    (29,665,102)
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Net investment income (loss)              158,207,110       97,876,674     7,385,665      5,434,714      73,865,438      49,244,207
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Realized gains (losses) on
   investments:
   Capital gain distributions                      --      570,288,667            --      6,027,762              --      42,593,493
   Net realized gain (loss)              (226,638,528)     (33,875,909)  (17,919,525)   (12,460,405)    (45,838,195)    (25,454,904)
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Realized gains (losses)                  (226,638,528)     536,412,758   (17,919,525)    (6,432,643)    (45,838,195)     17,138,589
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Unrealized appreciation
   (depreciation) during the period     2,694,435,207   (5,376,451,274)   59,182,236    (67,185,245)    470,538,240    (605,021,613)
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Net increase (decrease) in contract
   owners' equity from operations       2,626,003,789   (4,742,161,842)   48,648,376    (68,183,174)    498,565,483    (538,638,817)
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Changes from principal
   transactions:
   Purchase payments                      782,462,001    1,785,988,369    16,874,024      3,983,588     270,578,951     358,580,229
   Transfers between sub-accounts
      and the company                     (50,512,147)    (242,199,046)   20,021,177     13,379,229     310,964,877     233,574,001
   Withdrawals                           (320,211,159)    (610,886,468)  (27,673,693)   (50,068,434)   (120,696,131)   (174,496,021)
   Annual Contract Fee                    (58,308,241)     (47,330,509)   (1,011,711)      (536,418)    (10,560,240)     (6,957,082)
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                           353,430,454      885,572,346     8,209,797    (33,242,035)    450,287,457     410,701,127
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Total increase (decrease) in
   contract owners' equity              2,979,434,243   (3,856,589,496)   56,858,173   (101,425,209)    948,852,940    (127,937,690)
Contract owners' equity at
   beginning of period                  8,170,434,029   12,027,023,525   188,774,055    290,199,264   1,689,787,030   1,817,724,720
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Contract owners' equity at end of
   period                             $11,149,868,272  $ 8,170,434,029  $245,632,228  $ 188,774,055  $2,638,639,970  $1,689,787,030
                                      ===============  ===============  ============  =============  ==============  ==============

                                             2009              2008          2009           2008           2009             2008
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Units, beginning of period                739,884,660      667,866,837    12,358,584     14,006,009     137,848,366     108,763,250
Units issued                               82,615,947      110,982,072     5,334,629      3,574,962      48,762,461      41,548,148
Units redeemed                             39,483,731       38,964,249     3,769,911      5,222,387      10,781,045      12,463,032
                                      ---------------  ---------------  ------------  -------------  --------------  --------------
Units, end of period                      783,016,876      739,884,660    13,923,302     12,358,584     175,829,782     137,848,366
                                      ===============  ===============  ============  =============  ==============  ==============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                              LMFC Core                                          Marisco International
                                           Equity Series I       LMFC Core Equity Series II     Opportunities Series II
                                        ---------------------   ---------------------------   ---------------------------
                                           2009        2008         2009           2008           2009           2008
                                        ---------   ---------   ------------   ------------   ------------   ------------
Income:
   Dividend distributions               $   1,846   $  15,340   $    223,366   $  2,855,068   $    244,123   $    470,252
Expenses:
   Mortality and expense risk and
      administrative charges                 (202)       (660)       (74,260)      (412,401)      (459,877)      (803,962)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Net investment income (loss)                1,644      14,680        149,106      2,442,667       (215,754)      (333,710)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --       3,031             --        819,697             --      2,389,786
   Net realized gain (loss)               (81,963)       (248)   (20,567,058)    (6,015,249)   (16,515,724)    (8,934,403)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Realized gains (losses)                   (81,963)      2,783    (20,567,058)    (5,195,552)   (16,515,724)    (6,544,617)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period        82,096     (82,096)    20,205,697    (16,911,966)    25,081,188    (27,507,687)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations           1,777     (64,633)      (212,255)   (19,664,851)     8,349,710    (34,386,014)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Changes from principal transactions:
   Purchase payments                       48,298     121,875        120,840        500,759        597,247      3,165,893
   Transfers between sub-accounts and
      the company                        (126,391)     20,031    (15,633,816)       893,347     (1,023,520)    (8,477,008)
   Withdrawals                                 --          --       (304,352)    (3,880,360)    (2,189,812)    (9,075,794)
   Annual Contract Fee                       (957)         --        (15,199)       (81,165)       (93,349)      (128,835)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                           (79,050)    141,906    (15,832,527)    (2,567,419)    (2,709,434)   (14,515,744)
                                        ---------   ---------   ------------   ------------   ------------   ------------
Total increase (decrease) in contract
   owners' equity                         (77,273)     77,273    (16,044,782)   (22,232,270)     5,640,276    (48,901,758)
Contract owners' equity at beginning
   of period                               77,273          --     16,044,782     38,277,052     29,250,221     78,151,979
                                        ---------   ---------   ------------   ------------   ------------   ------------
Contract owners' equity at end of
   period                               $      --   $  77,273   $         --   $ 16,044,782   $ 34,890,497   $ 29,250,221
                                        =========   =========   ============   ============   ============   ============

                                          2009         2008         2009           2008           2009          2008
                                        ---------   ---------   ------------   ------------   ------------   ------------
Units, beginning of period                 12,269          --      2,544,371      2,707,898      2,820,676      3,613,945
Units issued                                7,205      12,269        211,257        950,785      1,040,539        950,834
Units redeemed                             19,474          --      2,755,628      1,114,312      1,353,972      1,744,103
                                        ---------   ---------   ------------   ------------   ------------   ------------
Units, end of period                           --      12,269             --      2,544,371      2,507,243      2,820,676
                                        =========   =========   ============   ============   ============   ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                                        Mid Cap
                                                                                                     Intersection
                                         Mid Cap Index Series I        Mid Cap Index Series II         Series I
                                      ---------------------------   ---------------------------   ------------------
                                          2009           2008           2009           2008         2009      2008
                                      ------------   ------------   ------------   ------------   --------   -------
Income:
   Dividend distributions             $    328,254   $    446,905   $    523,917   $    578,365   $     45   $     8
Expenses:
   Mortality and expense risk and
      administrative charges              (487,485)      (735,156)      (982,541)    (1,327,442)      (100)      (12)
                                      ------------   ------------   ------------   ------------   --------   -------
Net investment income (loss)              (159,231)      (288,251)      (458,624)      (749,077)       (55)       (4)
                                      ------------   ------------   ------------   ------------   --------   -------
Realized gains (losses) on
   investments:
   Capital gain distributions              501,035      1,219,004        964,101      1,966,692         --        --
   Net realized gain (loss)             (6,280,133)    (2,228,863)   (10,156,599)    (6,294,591)     3,651      (666)
                                      ------------   ------------   ------------   ------------   --------   -------
Realized gains (losses)                 (5,779,098)    (1,009,859)    (9,192,498)    (4,327,899)     3,651      (666)
                                      ------------   ------------   ------------   ------------   --------   -------
Unrealized appreciation
   (depreciation) during the period     15,406,931    (19,766,713)    28,262,332    (32,611,910)       265      (265)
                                      ------------   ------------   ------------   ------------   --------   -------
Net increase (decrease) in contract
   owners' equity from operations        9,468,602    (21,064,823)    18,611,210    (37,688,886)     3,861      (935)
                                      ------------   ------------   ------------   ------------   --------   -------
Changes from principal
   transactions:
   Purchase payments                       149,366        249,492      1,097,024      1,987,954     35,963        --
   Transfers between sub-accounts
      and the company                   (2,008,966)     3,302,820       (695,759)    15,278,245    (37,754)    7,493
   Withdrawals                          (3,019,282)    (7,382,051)    (4,039,798)    (9,499,194)    (5,808)   (1,707)
   Annual Contract Fee                    (117,748)      (127,197)      (357,795)      (361,366)    (1,113)       --
                                      ------------   ------------   ------------   ------------   --------   -------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (4,996,630)    (3,956,936)    (3,996,328)     7,405,639     (8,712)    5,786
                                      ------------   ------------   ------------   ------------   --------   -------
Total increase (decrease) in
   contract owners' equity               4,471,972    (25,021,759)    14,614,882    (30,283,247)    (4,851)    4,851
Contract owners' equity at
   beginning of period                  32,196,125     57,217,884     59,487,997     89,771,244      4,851        --
                                      ------------   ------------   ------------   ------------   --------   -------
Contract owners' equity at end of
   period                             $ 36,668,097   $ 32,196,125   $ 74,102,879   $ 59,487,997   $     --   $ 4,851
                                      ============   ============   ============   ============   ========   =======

                                          2009           2008           2009           2008         2009       2008
                                      ------------   ------------   ------------   ------------   --------   -------
Units, beginning of period               2,545,090      2,827,829      5,042,423      4,746,817        626        --
Units issued                               323,095        801,631        806,801      1,877,266      4,484       814
Units redeemed                             713,173      1,084,370      1,145,997      1,581,660      5,110       188
                                      ------------   ------------   ------------   ------------   --------   -------
Units, end of period                     2,155,012      2,545,090      4,703,227      5,042,423         --       626
                                      ============   ============   ============   ============   ========   =======

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                               Mid Cap
                                        Intersection Series II       Mid Cap Stock Series I         Mid Cap Stock Series II
                                      -------------------------   ----------------------------   ---------------------------
                                          2009          2008          2009           2008            2009           2008
                                      -----------   -----------   ------------   -------------   ------------   ------------
Income:
   Dividend distributions             $    16,372   $        --   $         --   $          --   $         --   $         --
Expenses:
   Mortality and expense risk and
      administrative charges              (42,304)      (53,544)    (2,172,286)     (3,482,936)    (1,494,538)    (2,260,025)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Net investment income (loss)              (25,932)      (53,544)    (2,172,286)     (3,482,936)    (1,494,538)    (2,260,025)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --            --             --       6,455,363             --      4,125,739
   Net realized gain (loss)              (483,131)     (736,655)   (17,954,327)        365,002    (17,899,843)    (3,186,634)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Realized gains (losses)                  (483,131)     (736,655)   (17,954,327)      6,820,365    (17,899,843)       939,105
                                      -----------   -----------   ------------   -------------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period     1,246,144    (1,160,563)    58,667,860    (133,461,580)    43,537,053    (77,666,071)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         737,081    (1,950,762)    38,541,247    (130,124,151)    24,142,672    (78,986,991)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Changes from principal
   transactions:
   Purchase payments                      164,754       648,426      6,025,485       1,754,568      1,365,836      4,829,257
   Transfers between sub-accounts
      and the company                  (3,245,050)    2,032,860    (10,671,114)     21,716,699     (4,442,340)       817,031
   Withdrawals                           (131,369)     (343,511)   (14,017,374)    (37,022,632)    (6,219,851)   (15,018,681)
   Annual Contract Fee                     (7,281)       (8,444)      (721,656)       (680,893)      (448,195)      (530,665)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (3,218,946)    2,329,331    (19,384,659)    (14,232,258)    (9,744,550)    (9,903,058)
                                      -----------   -----------   ------------   -------------   ------------   ------------
Total increase (decrease) in
   contract owners' equity             (2,481,865)      378,569     19,156,588    (144,356,409)    14,398,122    (88,890,049)
Contract owners' equity at
   beginning of period                  2,481,865     2,103,296    148,054,706     292,411,115     93,272,294    182,162,343
                                      -----------   -----------   ------------   -------------   ------------   ------------
Contract owners' equity at end of
   period                             $        --   $ 2,481,865   $167,211,294   $ 148,054,706   $107,670,416   $ 93,272,294
                                      ===========   ===========   ============   =============   ============   ============

                                          2009          2008          2009           2008            2009           2008
                                      -----------   -----------   ------------   -------------   ------------   ------------
Units, beginning of period                379,032       182,898     13,282,484      14,501,521      6,953,618      7,457,432
Units issued                              445,415       769,367      1,466,605       4,087,196      1,221,160      2,157,118
Units redeemed                            824,447       573,233      2,927,185       5,306,233      1,933,707      2,660,932
                                      -----------   -----------   ------------   -------------   ------------   ------------
Units, end of period                           --       379,032     11,821,904      13,282,484      6,241,071      6,953,618
                                      ===========   ===========   ============   =============   ============   ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         Mid Cap Value Series I       Mid Cap Value Series II      ML Global Allocation
                                      ---------------------------   ---------------------------   -----------------------
                                          2009           2008           2009           2008          2009          2008
                                      ------------   ------------   ------------   ------------   ----------   ----------
Income:
   Dividend distributions             $    816,607   $  1,765,257   $    786,924   $  1,556,241   $   18,153   $   24,389
Expenses:
   Mortality and expense risk and
      administrative charges              (295,783)    (1,579,807)      (331,441)    (1,693,664)     (14,534)     (17,952)
                                      ------------   ------------   ------------   ------------   ----------   ----------
Net investment income (loss)               520,824        185,450        455,483       (137,423)       3,619        6,437
                                      ------------   ------------   ------------   ------------   ----------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions                 --        4,808,930           --        4,817,769         --          4,696
   Net realized gain (loss)            (62,753,167)   (22,834,402)   (67,114,837)   (18,134,584)      27,517       73,736
                                      ------------   ------------   ------------   ------------   ----------   ----------
Realized gains (losses)                (62,753,167)   (18,025,472)   (67,114,837)   (13,316,815)      27,517       78,432
                                      ------------   ------------   ------------   ------------   ----------   ----------
Unrealized appreciation
   (depreciation) during the period     65,118,890    (32,744,100)    69,529,261    (37,519,906)     148,636     (360,331)
                                      ------------   ------------   ------------   ------------   ----------   ----------
Net increase (decrease) in contract
   owners' equity from operations        2,886,547    (50,584,122)     2,869,907    (50,974,144)     179,772     (275,462)
                                      ------------   ------------   ------------   ------------   ----------   ----------
Changes from principal
   transactions:
   Purchase payments                       145,056      1,660,633        127,405        804,786         --           --
   Transfers between sub-accounts
      and the company                  (67,582,667)   (14,956,428)   (70,178,988)   (11,178,743)     (86,524)     (85,860)
   Withdrawals                          (2,172,585)   (15,639,825)    (1,548,505)   (12,994,706)     (47,557)    (118,120)
   Annual contract fee                    (100,555)      (327,487)       (93,374)      (386,273)      (3,087)      (2,955)
                                      ------------   ------------   ------------   ------------   ----------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (69,710,751)   (29,263,107)   (71,693,462)   (23,754,936)    (137,168)    (206,935)
                                      ------------   ------------   ------------   ------------   ----------   ----------
Total increase (decrease) in
   contract owners' equity             (66,824,204)   (79,847,229)   (68,823,555)   (74,729,080)      42,604     (482,397)
Contract owners' equity at
   beginning of period                  66,824,204    146,671,433     68,823,555    143,552,635    1,037,664    1,520,061
                                      ------------   ------------   ------------   ------------   ----------   ----------
Contract owners' equity at end of
   period                             $       --     $ 66,824,204   $         --   $ 68,823,555   $1,080,268   $1,037,664
                                      ============   ============   ============   ============   ==========   ==========

                                          2009           2008           2009           2008          2009          2008
                                      ------------   ------------   ------------   ------------   ----------   ----------
Units, beginning of period               5,626,646      7,236,421      6,017,297      7,510,604       79,691       91,452
Units issued                               137,217        722,627         59,215        583,260          255        1,779
Units redeemed                           5,763,863      2,332,402      6,076,512      2,076,567       10,027       13,540
                                      ------------   ------------   ------------   ------------   ----------   ----------
Units, end of period                            --      5,626,646             --      6,017,297       69,919       79,691
                                      ============   ============   ============   ============   ==========   ==========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                                           Money Market Trust B
                                         Money Market Series I           Money Market Series II                 Series NAV
                                      ----------------------------   -------------------------------   --------------------------
                                          2009            2008            2009              2008           2009          2008
                                      -------------   ------------   --------------   --------------   -----------   ------------
Income:
   Dividend distributions             $     669,916   $  5,968,951   $    1,110,291   $   11,696,916   $   173,442   $    808,435
Expenses:
   Mortality and expense risk and
      administrative charges             (4,558,821)    (5,169,378)     (21,513,511)     (13,603,692)     (545,745)      (594,866)
                                      -------------   ------------   --------------   --------------   -----------   ------------
Net investment income (loss)             (3,888,905)       799,573      (20,403,220)      (1,906,776)     (372,303)       213,569
                                      -------------   ------------   --------------   --------------   -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                    --             --               --               --            --             --
   Net realized gain (loss)                      --        (26,146)              --          131,354            --           (309)
                                      -------------   ------------   --------------   --------------   -----------   ------------
Realized gains (losses)                          --        (26,146)              --          131,354            --           (309)
                                      -------------   ------------   --------------   --------------   -----------   ------------
Unrealized appreciation
   (depreciation) during the period              --             --               --               --            --             --
                                      -------------   ------------   --------------   --------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations        (3,888,905)       773,427      (20,403,220)      (1,775,422)     (372,303)       213,260
                                      -------------   ------------   --------------   --------------   -----------   ------------
Changes from principal
   transactions:
   Purchase payments                      5,331,591      5,523,089      201,663,908      422,101,771       284,380        429,466
   Transfers between sub-accounts
      and the company                     3,839,255     48,915,079     (129,381,874)     881,751,341     1,216,171     17,491,934
   Withdrawals                         (129,121,051)    (1,803,080)    (294,567,100)    (350,479,994)   (6,451,918)   (22,851,518)
   Annual contract fee                     (872,136)      (854,523)      (6,810,431)      (2,850,772)     (223,479)      (184,515)
                                      -------------   ------------   --------------   --------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (120,822,341)    51,780,565     (229,095,497)     950,522,346    (5,174,846)    (5,114,633)
                                      -------------   ------------   --------------   --------------   -----------   ------------
Total increase (decrease) in
   contract owners' equity             (124,711,246)    52,553,992     (249,498,717)     948,746,924    (5,547,149)    (4,901,373)
Contract owners' equity at
   beginning of period                  365,001,241    312,447,249    1,383,024,119      434,277,195    38,238,802     43,140,175
                                      -------------   ------------   --------------   --------------   -----------   ------------
Contract owners' equity at end of
   period                             $ 240,289,995   $365,001,241   $1,133,525,402   $1,383,024,119   $32,691,653   $ 38,238,802
                                      =============   ============   ==============   ==============   ===========   ============

                                          2009            2008            2009              2008           2009          2008
                                      -------------   ------------   --------------   --------------   -----------   ------------
Units, beginning of period               22,608,467     19,224,624      107,096,820       33,634,489     2,981,744      3,382,379
Units issued                              8,803,030     21,627,888       49,553,562      104,361,951     1,086,155      2,667,916
Units redeemed                           16,150,256     18,244,045       67,733,444       30,899,620     1,493,010      3,068,551
                                      -------------   ------------   --------------   --------------   -----------   ------------
Units, end of period                     15,261,241     22,608,467       88,916,938      107,096,820     2,574,889      2,981,744
                                      =============   ============   ==============   ==============   ===========   ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        Mutual Shares Series I      Natural Resources Series II    Optimized All Cap Series II
                                      --------------------------   -----------------------------   ---------------------------
                                          2009           2008           2009           2008            2009          2008
                                      ------------   -----------   -------------   -------------   -----------   -------------
Income:
   Dividend distributions             $  1,460,431   $   193,407   $     933,738   $     647,704   $   654,699   $    538,531
Expenses:
   Mortality and expense risk and
      administrative charges              (636,005)      (50,306)     (2,151,838)     (3,605,425)     (871,431)    (1,359,407)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Net investment income (loss)               824,426       143,101      (1,218,100)     (2,957,721)     (216,732)      (820,876)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --            --      43,502,897       7,826,683            --             --
   Net realized gain (loss)               (993,234)      (44,713)   (101,777,092)    (54,696,669)   (8,901,313)    (9,286,750)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Realized gains (losses)                   (993,234)      (44,713)    (58,274,195)    (46,869,986)   (8,901,313)    (9,286,750)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Unrealized appreciation
   (depreciation) during the period     23,288,199    (3,430,317)    119,418,999     (84,040,000)   22,354,688    (36,664,216)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations       23,119,391    (3,331,929)     59,926,704    (133,867,707)   13,236,643    (46,771,842)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Changes from principal
   transactions:
   Purchase payments                    44,778,844     7,661,346       2,898,271       8,428,173       314,369        651,755
   Transfers between sub-accounts
      and the company                   38,793,049    14,329,106      16,831,445     (19,092,203)   (4,553,888)    (7,536,657)
   Withdrawals                            (779,906)      (81,632)     (9,243,768)    (31,200,606)   (3,222,158)    (8,918,010)
   Annual contract fee                  (1,535,364)     (217,369)       (537,104)       (638,791)     (384,810)      (451,856)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         81,256,623    21,691,451       9,948,844     (42,503,427)   (7,846,487)   (16,254,768)
                                      ------------   -----------   -------------   -------------   -----------   ------------
Total increase (decrease) in
   contract owners' equity             104,376,014    18,359,522      69,875,548    (176,371,134)    5,390,156    (63,026,610)
Contract owners' equity at
   beginning of period                $ 18,359,522            --     103,282,484     279,653,618    57,016,741    120,043,351
                                      ------------   -----------   -------------   -------------   -----------   ------------
Contract owners' equity at end of
   period                             $122,735,536   $18,359,522   $ 173,158,032   $ 103,282,484   $62,406,897   $ 57,016,741
                                      ============   ===========   =============   =============   ===========   ============

                                          2009           2008           2009           2008            2009          2008
                                      ------------   -----------   -------------   -------------   -----------   -------------
Units, beginning of period               2,191,280            --       4,519,846       5,632,699     4,770,992       5,614,030
Units issued                             9,731,411     2,229,538       2,152,880       2,393,190        59,072         405,956
Units redeemed                             314,539        38,258       1,716,094       3,506,043       687,577       1,248,994
                                      ------------   -----------   -------------   -------------   -----------   ------------
Units, end of period                    11,608,152     2,191,280       4,956,632       4,519,846     4,142,487       4,770,992
                                      ============   ===========   =============   =============   ===========   ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       Optimized Value Series II       Pacific Rim Series I        Pacific Rim Series II
                                      --------------------------   --------------------------   --------------------------
                                          2009          2008           2009          2008           2009          2008
                                      -----------   ------------   -----------   ------------   -----------   ------------
Income:
   Dividend distributions             $   202,429   $    351,919   $   193,456   $    433,583   $   150,142   $    294,067
Expenses:
   Mortality and expense risk and
      administrative charges             (166,873)      (262,817)     (270,309)      (453,187)     (277,019)      (419,391)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Net investment income (loss)               35,556         89,102       (76,853)       (19,604)     (126,877)      (125,324)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --             --            --        795,947            --        734,533
   Net realized gain (loss)            (1,858,050)    (1,615,709)   (6,234,242)    (6,863,162)   (5,120,388)    (9,059,248)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Realized gains (losses)                (1,858,050)    (1,615,709)   (6,234,242)    (6,067,215)   (5,120,388)    (8,324,715)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Unrealized appreciation
   (depreciation) during the period     4,036,830     (7,023,729)   11,127,878     (8,925,616)   10,309,318     (3,966,829)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations       2,214,336     (8,550,336)    4,816,783    (15,012,435)    5,062,053    (12,416,868)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Changes from principal
   transactions:
   Purchase payments                       38,463        119,760       137,444        409,106       536,973      1,337,254
   Transfers between sub-accounts
      and the company                    (676,769)    (2,015,968)   (1,023,110)    (6,396,722)    2,119,081    (10,458,588)
   Withdrawals                           (696,623)    (1,874,603)   (1,820,119)    (4,667,985)     (941,637)    (3,696,646)
   Annual contract fee                    (70,379)       (84,272)      (63,718)       (77,884)      (62,561)       (85,128)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (1,405,308)    (3,855,083)   (2,769,503)   (10,733,485)    1,651,856    (12,903,108)
                                      -----------   ------------   -----------   ------------   -----------   ------------
Total increase (decrease) in
   contract owners' equity                809,028    (12,405,419)    2,047,280    (25,745,920)    6,713,909    (25,319,976)
Contract owners' equity at
   beginning of period                 11,036,947     23,442,366    18,180,312     43,926,232    14,432,831     39,752,807
                                      -----------   ------------   -----------   ------------   -----------   ------------
Contract owners' equity at end of
   period                             $11,845,975   $ 11,036,947   $20,227,592   $ 18,180,312   $21,146,740   $ 14,432,831
                                      ===========   ============   ===========   ============   ===========   ============

                                          2009          2008           2009          2008           2009          2008
                                      -----------   ------------   -----------   ------------   -----------   ------------
Units, beginning of period              1,107,167      1,358,278     2,021,114      2,850,036     1,096,257      1,748,484
Units issued                               36,236         66,171       420,673        449,046       699,532        504,336
Units redeemed                            174,229        317,282       725,218      1,277,968       546,350      1,156,563
                                      -----------   ------------   -----------   ------------   -----------   ------------
Units, end of period                      969,174      1,107,167     1,716,569      2,021,114     1,249,439      1,096,257
                                      ===========   ============   ===========   ============   ===========   ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                             PIM Classic                                        Real Estate
                                           Value Series II           PIMCO All Asset         Securities Series I
                                     -------------------------  ------------------------  ---------------------------
                                         2009         2008         2009          2008         2009          2008
                                     -----------  ------------  -----------  -----------  ------------  -------------
Income:
   Dividend distributions received   $    90,537  $    230,577  $ 1,406,392  $ 1,400,989  $  1,361,709   $  2,535,256
Expenses:
   Mortality and expense risk and
      administrative charges             (42,278)     (231,884)    (320,510)    (412,119)     (609,288)    (1,226,449)
                                     -----------  ------------  -----------  -----------  ------------   ------------
Net investment income (loss)              48,259        (1,307)   1,085,882      988,870       752,421      1,308,807
                                     -----------  ------------  -----------  -----------  ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --       238,983           --       68,363            --      1,232,256
   Net realized gain (loss)           (7,294,743)   (7,770,212)  (1,362,818)  (1,470,470)  (30,359,776)   (39,068,560)
                                     -----------  ------------  -----------  -----------  ------------   ------------
Realized gains (losses)               (7,294,743)   (7,531,229)  (1,362,818)  (1,402,107)  (30,359,776)   (37,836,304)
                                     -----------  ------------  -----------  -----------  ------------   ------------
Unrealized appreciation
   (depreciation) during
   the period                          6,828,811    (1,437,862)   3,865,320   (4,773,598)   39,829,457      2,114,300
                                     -----------  ------------  -----------  -----------  ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations       (417,673)   (8,970,398)   3,588,384   (5,186,835)   10,222,102    (34,413,197)
                                     -----------  ------------  -----------  -----------  ------------   ------------
Changes from principal
   transactions:
   Purchase payments                      29,865       766,577       62,821       77,274       123,585        352,874
   Transfers between sub-accounts
      and the company                 (8,783,945)     (995,049)   1,803,186    1,070,045    (3,521,340)    (8,234,288)
   Withdrawals                          (250,073)   (1,942,031)  (1,714,518)  (3,600,384)   (4,964,352)   (14,207,800)
   Annual contract fee                    (8,952)      (42,064)     (63,673)     (71,473)     (123,447)      (182,058)
                                     -----------  ------------  -----------  -----------  ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (9,013,105)   (2,212,567)      87,816   (2,524,538)   (8,485,554)   (22,271,272)
                                     -----------  ------------  -----------  -----------  ------------   ------------
Total increase (decrease) in
   contract owners' equity            (9,430,778)  (11,182,965)   3,676,200   (7,711,373)    1,736,548    (56,684,469)
Contract owners' equity at
   beginning of period                 9,430,778    20,613,743   20,097,369   27,808,742    46,812,843    103,497,312
                                     -----------  ------------  -----------  -----------  ------------   ------------
Contract owners' equity at end
   of period                         $        --  $  9,430,778  $23,773,569  $20,097,369  $ 48,549,391   $ 46,812,843
                                     ===========  ============  ===========  ===========  ============   ============

                                         2009         2008         2009          2008         2009          2008
                                     -----------  ------------  -----------  -----------  ------------  -------------
Units, beginning of period             1,237,677     1,439,118    1,541,751    1,761,138     2,583,952      3,404,402
Units issued                             274,846     1,118,127      414,192      646,784       352,591        453,880
Units redeemed                         1,512,523     1,319,568      429,457      866,171       845,168      1,274,330
                                     -----------  ------------  -----------  -----------  ------------   ------------
Units, end of period                          --     1,237,677    1,526,486    1,541,751     2,091,375      2,583,952
                                     ===========  ============  ===========  ===========  ============   ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        Real Estate Securities           Real Return              Science & Technology
                                              Series II                Bond Series II                  Series I
                                     ---------------------------  ---------------------------  ---------------------------
                                         2009          2008           2009           2008          2009          2008
                                     ------------  -------------  -------------  ------------  ------------  -------------
Income:
   Dividend distributions received   $  1,617,967  $   2,508,008  $   7,055,246  $    554,730  $         --  $          --
Expenses:
   Mortality and expense risk and
      administrative charges             (783,795)    (1,391,452)    (1,303,304)   (1,598,704)   (1,368,804)    (1,909,965)
                                     ------------  -------------  -------------  ------------  ------------  -------------
Net investment income (loss)              834,172      1,116,556      5,751,942    (1,043,974)   (1,368,804)    (1,909,965)
                                     ------------  -------------  -------------  ------------  ------------  -------------
Realized gains (losses)
   on investments:
   Capital gain distributions
      received                                 --      1,280,156      4,822,162     2,491,658            --             --
   Net realized gain (loss)           (32,035,917)   (40,964,824)    (3,839,988)   (2,620,098)    2,053,092      8,921,654
                                     ------------  -------------  -------------  ------------  ------------  -------------
Realized gains (losses)               (32,035,917)   (39,684,668)       982,174      (128,440)    2,053,092      8,921,654
                                     ------------  -------------  -------------  ------------  ------------  -------------
Unrealized appreciation
   (depreciation) during
   the period                          45,162,341        439,697      6,349,694   (13,383,488)   43,698,526    (78,621,890)
                                     ------------  -------------  -------------  ------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from operations      13,960,596    (38,128,415)    13,083,810   (14,555,902)   44,382,814    (71,610,201)
                                     ------------  -------------  -------------  ------------  ------------  -------------
Changes from principal
   transactions:
   Purchase payments                    2,164,971      2,874,809        379,433       460,003       784,000      1,121,569
   Transfers between sub-accounts
      and the company                  (3,531,730)    (7,307,048)     4,640,939    18,709,294    (5,218,177)   (15,505,791)
   Withdrawals                         (3,999,341)   (10,476,377)   (10,077,603)  (15,815,247)   (8,474,471)   (19,501,803)
   Annual contract fee                   (235,189)      (305,046)      (254,114)     (244,389)     (369,552)      (400,174)
                                     ------------  -------------  -------------  ------------  ------------  -------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (5,601,289)   (15,213,662)    (5,311,345)    3,109,661   (13,278,200)   (34,286,199)
                                     ------------  -------------  -------------  ------------  ------------  -------------
Total increase (decrease) in
   contract owners' equity              8,359,307    (53,342,077)     7,772,465   (11,446,241)   31,104,614   (105,896,400)
Contract owners' equity at
   beginning of period                 53,640,588    106,982,665     77,729,384    89,175,625    77,390,411    183,286,811
                                     ------------  -------------  -------------  ------------  ------------  -------------
Contract owners' equity at
   end of period                     $ 61,999,895  $  53,640,588  $  85,501,849  $ 77,729,384  $108,495,025  $  77,390,411
                                     ============  =============  =============  ============  ============  =============

                                         2009           2008           2009          2008          2009          2008
                                     ------------  -------------  -------------  ------------  ------------  -------------
Units, beginning of period              3,569,226      4,179,110      5,990,033     5,983,075    11,304,471     14,544,121
Units issued                              941,107        991,243      1,704,548     4,510,146     1,189,071        992,686
Units redeemed                          1,213,650      1,601,127      2,081,259     4,503,188     2,646,991      4,232,336
                                     ------------  -------------  -------------  ------------  ------------  -------------
Units, end of period                    3,296,683      3,569,226      5,613,322     5,990,033     9,846,551     11,304,471
                                     ============  =============  =============  ============  ============  =============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       Science & Technology            Scudder Fixed              Small Cap Index
                                             Series II                      Income                    Series I
                                     -------------------------  --------------------------  -------------------------
                                         2009          2008          2009         2008         2009          2008
                                     -----------  ------------  ------------  ------------  -----------  ------------
Income:
   Dividend distributions received   $        --  $         --  $  2,240,006  $  2,850,334  $   114,640  $    278,003
Expenses:
   Mortality and expense risk and
      administrative charges            (606,867)     (694,348)     (383,157)     (651,857)    (220,829)     (345,220)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net investment income (loss)            (606,867)     (694,348)    1,856,849     2,198,477     (106,189)      (67,217)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --            --            --            --      457,032       235,984
   Net realized gain (loss)           (2,595,820)    1,180,876    (8,933,361)   (1,973,563)  (2,231,538)   (1,048,953)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Realized gains (losses)               (2,595,820)    1,180,876    (8,933,361)   (1,973,563)  (1,774,506)     (812,969)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period   21,511,764   (25,428,660)    8,800,890    (9,002,696)   5,075,791    (8,223,148)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations     18,309,077   (24,942,132)    1,724,378    (8,777,782)   3,195,096    (9,103,334)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                     971,802     1,798,519       116,047       202,199       51,269        89,029
   Transfers between sub-accounts
   and the company                     7,617,254    (7,214,558)  (28,302,946)   (6,279,616)  (1,175,929)   (1,889,544)
   Withdrawals                        (2,526,776)   (5,613,957)   (2,289,728)   (4,854,554)  (1,607,474)   (3,231,999)
   Annual contract fee                  (170,751)     (165,671)     (162,090)     (198,751)     (58,055)      (61,942)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        5,891,529   (11,195,667)  (30,638,717)  (11,130,722)  (2,790,189)   (5,094,456)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity            24,200,606   (36,137,799)  (28,914,339)  (19,908,504)     404,907   (14,197,790)
Contract owners' equity at
   beginning of period                27,164,775    63,302,574    28,914,339    48,822,843   15,410,060    29,607,850
                                     -----------  ------------  ------------  ------------  -----------  ------------
Contract owners' equity at end
   of period                         $51,365,381  $ 27,164,775  $         --  $ 28,914,339  $15,814,967  $ 15,410,060
                                     ===========  ============  ============  ============  ===========  ============

                                         2009         2008          2009          2008         2009          2008
                                     -----------  ------------  ------------  ------------  -----------  ------------
Units, beginning of period             3,148,519     4,022,564     2,614,051     3,489,402    1,374,591     1,722,251
Units issued                           1,857,677       814,951       212,694        88,651      103,684       190,719
Units redeemed                         1,297,511     1,688,996     2,826,745       964,002      347,918       538,379
                                     -----------  ------------  ------------  ------------  -----------  ------------
Units, end of period                   3,708,685     3,148,519            --     2,614,051    1,130,357     1,374,591
                                     ===========  ============  ============  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                            Small Cap                   Small Cap                  Small Cap
                                          Index Series II          Opportunities Series I    Opportunities Series II
                                     -------------------------  --------------------------  --------------------------
                                         2009         2008          2009          2008          2009          2008
                                     -----------  ------------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions received   $   313,871  $    755,516  $         --  $    958,268  $         --  $    711,642
Expenses:
   Mortality and expense risk and
      administrative charges            (812,440)   (1,176,539)     (386,318)     (629,464)     (373,987)     (547,798)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Net investment income (loss)            (498,569)     (421,023)     (386,318)      328,804      (373,987)      163,844
                                     -----------  ------------  ------------  ------------  ------------  ------------
Realized gains (losses) on
    investments:
   Capital gain distributions
      received                         1,613,250       781,733            --     1,337,802            --     1,076,903
   Net realized gain (loss)           (5,818,924)   (5,058,808)   (4,933,476)   (2,511,354)   (4,273,827)   (1,514,816)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Realized gains (losses)               (4,205,674)   (4,277,075)   (4,933,476)   (1,173,552)   (4,273,827)     (437,913)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during
   the period                         16,231,422   (24,960,572)   12,360,752   (20,788,720)   11,136,901   (17,585,517)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations     11,527,179   (29,658,670)    7,040,958   (21,633,468)    6,489,087   (17,859,586)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                     447,484       735,589        93,861       155,203       468,323       704,836
   Transfers between sub-accounts
      and the company                 (2,472,638)   (7,336,475)   (2,206,473)   (4,688,452)     (585,584)   (3,736,405)
      Withdrawals                     (2,333,150)   (7,133,652)   (2,519,946)   (6,064,067)   (1,712,683)   (3,927,938)
      Annual contract fee               (323,532)     (359,430)      (89,406)     (110,647)     (115,897)     (133,560)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (4,681,836)  (14,093,968)   (4,721,964)  (10,707,963)   (1,945,841)   (7,093,067)
                                     -----------  ------------  ------------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity             6,845,343   (43,752,638)    2,318,994   (32,341,431)    4,543,246   (24,952,653)
Contract owners' equity at
   beginning of period                52,120,970    95,873,608    26,145,036    58,486,467    22,320,689    47,273,342
                                     -----------  ------------  ------------  ------------  ------------  ------------
Contract owners' equity at end
   of period                         $58,966,313  $ 52,120,970  $ 28,464,030  $ 26,145,036  $ 26,863,935  $ 22,320,689
                                     ===========  ============  ============  ============  ============  ============

                                         2009         2008          2009          2008          2009          2008
                                     -----------  ------------  ------------  ------------  ------------  ------------
Units, beginning of period             4,455,488     5,337,612     2,041,130     2,601,624     1,804,827     2,158,038
Units issued                             244,026       340,693       158,129       162,874       375,290       161,936
Units redeemed                           647,010     1,222,817       513,607       723,368       508,554       515,147
                                     -----------  ------------  ------------  ------------  ------------  ------------
Units, end of period                   4,052,504     4,455,488     1,685,652     2,041,130     1,671,563     1,804,827
                                     ===========  ============  ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                   Small Company Value          Small Company Value
                                       Small Cap Value Focus             Series I                   Series II
                                     ------------------------  --------------------------  --------------------------
                                         2009         2008         2009          2008          2009          2008
                                     -----------  -----------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions received   $    21,385  $    38,958  $    271,026  $    819,998  $    161,506  $    484,227
Expenses:
   Mortality and expense risk and
      administrative charges             (65,068)    (119,464)   (1,109,344)   (1,816,937)   (1,104,456)   (1,668,553)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Net investment income (loss)             (43,683)     (80,506)     (838,318)     (996,939)     (942,950)   (1,184,326)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --      213,212     9,586,606     2,242,588     9,006,578     1,897,220
   Net realized gain (loss)           (1,624,797)  (1,238,375)  (15,418,958)   (3,454,536)  (12,374,254)   (6,988,725)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Realized gains (losses)               (1,624,797)  (1,025,163)   (5,832,352)   (1,211,948)   (3,367,676)   (5,091,505)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    2,643,269   (2,597,841)   22,993,202   (32,884,634)   20,149,057   (25,814,555)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations        974,789   (3,703,510)   16,322,532   (35,093,521)   15,838,431   (32,090,386)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                         680        1,580       321,382       540,904     1,104,826     2,424,057
   Transfers between sub-accounts
      and the company                   (415,404)  (1,629,694)   (7,179,699)  (16,657,795)   (4,544,083)  (11,351,698)
   Withdrawals                          (769,509)  (1,084,788)   (8,588,700)  (19,945,072)   (4,827,419)  (13,130,583)
   Annual contract fee                   (18,697)     (25,480)     (241,105)     (298,887)     (312,778)     (375,973)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (1,202,930)  (2,738,382)  (15,688,122)  (36,360,850)   (8,579,454)  (22,434,197)
                                     -----------  -----------  ------------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity              (228,141)  (6,441,892)      634,410   (71,454,371)    7,258,977   (54,524,583)
Contract owners' equity at
   beginning of period                 4,838,382   11,280,274    79,387,635   150,842,006    71,273,170   125,797,753
                                     -----------  -----------  ------------  ------------  ------------  ------------
Contract owners' equity at end of
   period                            $ 4,610,241  $ 4,838,382  $ 80,022,045  $ 79,387,635  $ 78,532,147  $ 71,273,170
                                     ===========  ===========  ============  ============  ============  ============

                                         2009         2008         2009          2008          2009          2008
                                     -----------  -----------  ------------  ------------  ------------  ------------
Units, beginning of period               224,622      298,503     4,835,477     6,598,777     5,166,412     6,480,945
Units issued                               2,910        9,389       242,545       553,314       539,643     1,022,552
Units redeemed                            60,388       83,270     1,201,240     2,316,614     1,141,691     2,337,085
                                     -----------  -----------  ------------  ------------  ------------  ------------
Units, end of period                     167,144      224,622     3,876,782     4,835,477     4,564,364     5,166,412
                                     ===========  ===========  ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                       Smaller      Smaller
                                       Company      Company
                                        Growth      Growth
                                       Series I    Series II    Strategic Bond Series I     Strategic Bond Series II
                                     -----------  -----------  -------------------------  ---------------------------
                                         2009         2009         2009         2008          2009          2008
                                     -----------  -----------  -----------  ------------  -----------  --------------
Income:
   Dividend distributions received   $        --  $        --  $ 5,546,883  $  5,852,108  $ 4,758,122   $  4,490,225
Expenses:
   Mortality and expense risk and
      administrative charges             (71,447)     (45,471)  (1,013,906)   (1,372,617)    (951,893)    (1,130,198)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Net investment income (loss)             (71,447)     (45,471)   4,532,977     4,479,491    3,806,229      3,360,027
                                     -----------  -----------  -----------  ------------  -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --           --           --            --           --             --
   Net realized gain (loss)               20,275       14,523   (4,810,959)   (5,377,210)  (4,660,575)    (5,625,383)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Realized gains (losses)                   20,275       14,523   (4,810,959)   (5,377,210)  (4,660,575)    (5,625,383)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Unrealized appreciation
   (depreciation) during the period    1,850,476    1,055,286   13,575,667   (16,069,180)  12,263,118    (10,622,877)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations      1,799,304    1,024,338   13,297,685   (16,966,899)  11,408,772    (12,888,233)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Changes from principal
   transactions:
   Purchase payments                      11,562       58,523      132,028       200,805    1,268,992      1,871,150
   Transfers between sub-accounts
      and the company                 35,925,528   20,701,081    3,074,291   (12,634,797)   9,130,065    (12,523,316)
   Withdrawals                          (330,386)    (146,792)  (9,028,486)  (19,897,774)  (5,400,240)   (10,384,012)
   Annual contract fee                   (14,988)     (14,328)    (105,841)     (109,607)    (218,812)      (229,859)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       35,591,716   20,598,484   (5,928,008)  (32,441,373)   4,780,005    (21,266,037)
                                     -----------  -----------  -----------  ------------  -----------   ------------
Total increase (decrease) in
   contract owners' equity            37,391,020   21,622,822    7,369,677   (49,408,272)  16,188,777    (34,154,270)
Contract owners' equity at
   beginning of period                        --           --   66,522,375   115,930,647   51,325,835     85,480,105
                                     -----------  -----------  -----------  ------------  -----------   ------------
Contract owners' equity at end of
   period                            $37,391,020  $21,622,822  $73,892,052  $ 66,522,375  $67,514,612   $ 51,325,835
                                     ===========  ===========  ===========  ============  ===========   ============

                                         2009         2009         2009         2008          2009          2008
                                     -----------  -----------  -----------  ------------  -----------  -------------
Units, beginning of period                    --           --    3,956,841     5,698,598    3,982,811      5,438,541
Units issued                           2,923,245    1,701,272      547,842       274,530    1,474,190        474,734
Units redeemed                            76,561       52,602      877,536     2,016,287    1,120,637      1,930,464
                                     -----------  -----------  -----------  ------------  -----------   ------------
Units, end of period                   2,846,684    1,648,670    3,627,147     3,956,841    4,336,364      3,982,811
                                     ===========  ===========  ===========  ============  ===========   ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                  T Rowe
                                                                Price Mid
                                         Strategic Income         Value         T Rowe Price Mid
                                             Series II           Series I        Value Series II
                                     ------------------------  -----------  -------------------------
                                         2009         2008         2009         2009         2008
                                     -----------  -----------  -----------  -----------  ------------
Income:
   Dividend distributions received   $   671,982  $ 1,161,653  $   353,732  $   205,767  $    99,030
Expenses:
   Mortality and expense risk and
      administrative charges            (167,757)    (198,986)    (781,106)    (948,228)    (166,493)
                                     -----------  -----------  -----------  -----------  -----------
Net investment income (loss)             504,225      962,667     (427,374)    (742,461)     (67,463)
                                     -----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --           --           --           --       247,972
   Net realized gain (loss)             (358,748)    (141,609)   1,873,824   (2,536,789)  (2,396,164)
                                     -----------  -----------  -----------  -----------  -----------
Realized gains (losses)                 (358,748)    (141,609)   1,873,824   (2,536,789)  (2,148,192)
                                     -----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period    2,185,320   (2,001,074)  21,206,762   27,898,437   (2,203,338)
                                     -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations      2,330,797   (1,180,016)  22,653,212   24,619,187   (4,418,993)
                                     -----------  -----------  -----------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments                      93,794       62,417      275,575      300,186      177,455
   Transfers between sub-accounts
      and the company                  1,710,190   (2,800,934)  64,780,220   65,063,056   (1,354,347)
   Withdrawals                          (962,996)  (1,786,315)  (2,940,586)  (5,000,315)  (1,567,614)
   Annual contract fee                   (30,288)     (28,009)    (183,917)    (278,087)     (27,280)
                                     -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          810,700   (4,552,841)  61,931,292   60,084,840   (2,771,786)
                                     -----------  -----------  -----------  -----------  -----------
Total increase (decrease) in
   contract owners' equity             3,141,497   (5,732,857)  84,584,504   84,704,027   (7,190,779)
Contract owners' equity at
   beginning of period                 9,163,669   14,896,526           --    7,325,441   14,516,220
                                     -----------  -----------  -----------  -----------  -----------
Contract owners' equity at end of
   period                            $12,305,166  $ 9,163,669  $84,584,504  $92,029,468  $ 7,325,441
                                     ===========  ===========  ===========  ===========  ===========

                                         2009        2008          2009         2009         2008
                                     -----------  -----------  -----------  -----------  -----------
Units, beginning of period               711,330    1,038,263           --      700,153       889,968
Units issued                             362,599      252,603    6,465,964    6,603,930       242,318
Units redeemed                           306,216      579,536      888,121    1,161,772       432,133
                                     -----------  -----------  -----------  -----------  -----------
Units, end of period                     767,713      711,330    5,577,843    6,142,311       700,153
                                     ===========  ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                              Total
                                                           Bond Market
                                       Total Bond Market     Trust A
                                       Trust A Series II    Series NAV     Total Return Series I
                                     --------------------  -----------  --------------------------
                                        2009       2008        2009         2009          2008
                                     ---------  ---------- -----------  ------------  ------------
Income:
   Dividend distributions received   $  21,156  $  12,126  $   768,485  $  9,635,456  $ 12,093,046
Expenses:
   Mortality and expense risk and
      administrative charges           (13,519)    (8,406)     (75,565)   (3,670,399)   (3,912,085)
                                     ---------  ---------  -----------  ------------  ------------
Net investment income (loss)             7,637      3,720      692,920     5,965,057     8,180,961
                                     ---------  ---------  -----------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                           8,148      1,571           --    11,167,421     2,826,370
   Net realized gain (loss)             31,754      2,127        2,742      (496,060)   (2,146,233)
                                     ---------  ---------  -----------  ------------  ------------
Realized gains (losses)                 39,902      3,698        2,742    10,671,361       680,137
                                     ---------  ---------  -----------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    (25,697)    22,682     (487,875)   10,313,046    (6,297,224)
                                     ---------  ---------  -----------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       21,842     30,100      207,787    26,949,464     2,563,874
                                     ---------  ---------  -----------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                    65,100      3,000   23,979,514     1,739,650       973,709
   Transfers between sub-accounts
      and the company                    9,854    475,928    7,234,238    20,143,471    30,349,955
   Withdrawals                        (127,575)   (60,359)       1,160   (35,555,312)  (50,763,204)
   Annual contract fee                  (6,120)    (2,132)    (767,672)     (672,752)     (563,609)
                                     ---------  ---------  -----------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (58,741)   416,437   30,447,240   (14,344,943)  (20,003,149)
                                     ---------  ---------  -----------  ------------  ------------
Total increase (decrease) in
   contract owners' equity             (36,899)   446,537   30,655,027    12,604,521   (17,439,275)
Contract owners' equity at
   beginning of period                 905,694    459,157           --   237,527,484   254,966,759
                                     ---------  ---------  -----------  ------------  ------------
Contract owners' equity at end of
   period                            $ 868,795  $ 905,694  $30,655,027  $250,132,005  $237,527,484
                                     =========  =========  ===========  ============  ============

                                        2009       2008        2009         2009          2008
                                     ---------  ---------  -----------  ------------  ------------
Units, beginning of period              67,335     35,455           --    13,162,475    14,285,278
Units issued                           112,789     87,435    2,367,658     2,437,991     3,557,856
Units redeemed                         115,884     55,555        6,871     3,137,378     4,680,659
                                     ---------  ---------  -----------  ------------  ------------
Units, end of period                    64,240     67,335    2,360,787    12,463,088    13,162,475
                                     =========  =========  ===========  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                     Total Stock Market         Total Stock Market
                                       Total Return Series II          Index Series I            Index Series II
                                     --------------------------  -------------------------  -------------------------
                                         2009          2008          2009         2008          2009         2008
                                     ------------  ------------  -----------  ------------  -----------  ------------
Income:
   Dividend distributions received   $ 10,760,521  $ 11,005,087  $   184,927  $    266,790  $   502,747  $    689,108
Expenses:
   Mortality and expense risk and
      administrative charges           (4,368,230)   (3,751,589)    (176,225)     (279,810)    (559,246)     (834,847)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Net investment income (loss)            6,392,291     7,253,498        8,702       (13,020)     (56,499)     (145,739)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                         12,342,008     2,453,389           --        35,152           --       101,346
   Net realized gain (loss)              (381,763)     (987,730)    (464,353)      745,590   (3,658,966)   (1,491,200)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Realized gains (losses)                11,960,245     1,465,659     (464,353)      780,742   (3,658,966)   (1,389,854)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period    11,727,453    (7,050,715)   3,246,122    (8,805,726)  12,225,649   (22,497,509)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations      30,079,989     1,668,442    2,790,471    (8,038,004)   8,510,184   (24,033,102)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                   11,328,858    13,075,925       38,523        53,841      234,528       457,608
   Transfers between sub-accounts
      and the company                  59,477,039    46,773,698      (25,597)   (2,440,385)    (897,191)   (6,079,674)
   Withdrawals                        (27,501,051)  (32,179,500)    (904,661)   (2,979,062)  (2,032,156)   (5,796,889)
   Annual contract fee                   (816,124)     (663,721)     (33,607)      (38,643)    (232,706)     (266,347)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        42,488,722    27,006,402     (925,342)   (5,404,249)  (2,927,525)  (11,685,302)
                                     ------------  ------------  -----------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             72,568,711    28,674,844    1,865,129   (13,442,253)   5,582,659   (35,718,404)
Contract owners' equity at
   beginning of period                233,586,950   204,912,106   11,554,747    24,997,000   36,103,662    71,822,066
                                     ------------  ------------  -----------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $306,155,661  $233,586,950  $13,419,876  $ 11,554,747  $41,686,321  $ 36,103,662
                                     ============  ============  ===========  ============  ===========  ============

                                         2009          2008          2009         2008          2009         2008
                                     ------------  ------------  -----------  ------------  -----------  ------------
Units, beginning of period             15,079,563    13,299,866    1,405,412     1,875,342    3,347,656     4,118,314
Units issued                            6,760,437     7,508,339       96,302       104,966      307,734       156,482
Units redeemed                          4,064,213     5,728,642      213,208       574,896      599,732       927,140
                                     ------------  ------------  -----------  ------------  -----------  ------------
Units, end of period                   17,775,787    15,079,563    1,288,506     1,405,412    3,055,658     3,347,656
                                     ============  ============  ===========  ============  ===========  ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                     U.S. Government Securities  U.S. Government Securities
                                              Series I                    Series II
                                     --------------------------  --------------------------
                                         2009          2008          2009          2008
                                     ------------  ------------  ------------  ------------
Income:
   Dividend distributions received   $  2,986,794  $  4,179,044  $  2,453,158  $  2,912,003
Expenses:
   Mortality and expense risk and
      administrative charges           (1,528,685)   (1,697,467)   (1,355,560)   (1,192,082)
                                     ------------  ------------  ------------  ------------
Net investment income (loss)            1,458,109     2,481,577     1,097,598     1,719,921
                                     ------------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                          2,654,323            --     2,148,409            --
   Net realized gain (loss)            (2,850,217)   (5,079,312)   (1,790,507)   (3,174,308)
                                     ------------  ------------  ------------  ------------
Realized gains (losses)                  (195,894)   (5,079,312)      357,902    (3,174,308)
                                     ------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period     5,414,438    (1,017,887)    3,852,348      (944,712)
                                     ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       6,676,653    (3,615,622)    5,307,848    (2,399,099)
                                     ------------  ------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                      817,587       418,220     3,655,380     4,880,999
   Transfers between sub-accounts
      and the company                     168,827     8,214,434     7,291,212    20,479,755
   Withdrawals                        (16,828,941)  (20,429,361)  (10,149,918)  (11,948,389)
   Annual contract fee                   (194,053)     (187,741)     (209,895)     (180,821)
                                     ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (16,036,580)  (11,984,448)      586,779    13,231,544
                                     ------------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity             (9,359,927)  (15,600,070)    5,894,627    10,832,445
Contract owners' equity at
   beginning of period                105,227,595   120,827,665    81,096,626    70,264,181
                                     ------------  ------------  ------------  ------------
Contract owners' equity at end of
   period                            $ 95,867,668  $105,227,595  $ 86,991,253  $ 81,096,626
                                     ============  ============  ============  ============

                                         2009          2008          2009          2008
                                     ------------  ------------  ------------  ------------
Units, beginning of period              5,539,269     6,153,456     6,098,393     5,107,643
Units issued                            1,020,113     2,307,132     2,808,451     5,007,103
Units redeemed                          1,833,425     2,921,319     2,752,727     4,016,353
                                     ------------  ------------  ------------  ------------
Units, end of period                    4,725,957     5,539,269     6,154,117     6,098,393
                                     ============  ============  ============  ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                         U.S. High Yield         U.S. Large Cap Value           U.S. Large Cap
                                            Series II                  Series I                 Value Series II
                                     ----------------------  ---------------------------  --------------------------
                                        2009        2008         2009           2008          2009          2008
                                     ----------  ----------  ------------  -------------  ------------  ------------
Income:
   Dividend distributions received   $  531,586  $  118,054  $    515,917  $   3,164,296  $    228,301  $  1,224,628
Expenses:
   Mortality and expense risk and
      administrative charges            (84,810)    (28,939)     (409,529)    (2,204,275)     (198,319)     (955,329)
                                     ----------  ----------  ------------  -------------  ------------  ------------
Net investment income (loss)            446,776      89,115       106,388        960,021        29,982       269,299
                                     ----------  ----------  ------------  -------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                               --          --            --             --            --            --
   Net realized gain (loss)             385,585    (161,357)  (38,210,575)     4,074,197   (17,975,247)    1,476,135
                                     ----------  ----------  ------------  -------------  ------------  ------------
Realized gains (losses)                 385,585    (161,357)  (38,210,575)     4,074,197   (17,975,247)    1,476,135
                                     ----------  ----------  ------------  -------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period   1,088,645    (312,935)   36,276,645    (74,929,813)   17,223,601   (30,150,756)
                                     ----------  ----------  ------------  -------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations     1,921,006    (385,177)   (1,827,542)   (69,895,595)     (721,664)  (28,405,322)
                                     ----------  ----------  ------------  -------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments                     51,338      16,442        89,202        510,195       272,291     1,501,545
   Transfers between sub-accounts
      and the company                 3,170,037     711,788   (87,296,373)   (15,557,150)  (39,932,072)   (4,434,714)
   Withdrawals                         (774,017)   (407,730)   (4,140,678)   (25,126,076)     (773,705)   (5,806,869)
   Annual contract fee                  (22,399)     (4,104)     (108,840)      (380,062)      (62,179)     (229,243)
                                     ----------  ----------  ------------  -------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       2,424,959     316,396   (91,456,689)   (40,553,093)  (40,495,665)   (8,969,281)
                                     ----------  ----------  ------------  -------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity            4,345,965     (68,781)  (93,284,231)  (110,448,688)  (41,217,329)  (37,374,603)
Contract owners' equity at
   beginning of period                2,054,777   2,123,558    93,284,231    203,732,919    41,217,329    78,591,932
                                     ----------  ----------  ------------  -------------  ------------  ------------
Contract owners' equity at end of
   period                            $6,400,742  $2,054,777  $         --  $  93,284,231  $         --  $ 41,217,329
                                     ==========  ==========  ============  =============  ============  ============

                                        2009        2008         2009           2008          2009          2008
                                     ----------  ----------  ------------  -------------  ------------  ------------
Units, beginning of period              188,712     151,673    10,546,256     13,857,607     4,425,095     5,042,326
Units issued                            552,301     198,709       150,017        451,782       174,374       523,692
Units redeemed                          333,155     161,670    10,696,273      3,763,133     4,599,469     1,140,923
                                     ----------  ----------  ------------  -------------  ------------  ------------
Units, end of period                    407,858     188,712            --     10,546,256            --     4,425,095
                                     ==========  ==========  ============  =============  ============  ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        UBS Large Cap Series I     UBS Large Cap Series II      Utilities Series I
                                     ---------------------------  ------------------------  -------------------------
                                         2009           2008          2009         2008         2009         2008
                                     ------------  -------------  -----------  -----------  -----------  ------------
Income:
   Dividend distributions received   $  2,212,728  $   2,384,036  $   138,398  $   144,401  $ 1,033,085  $    983,574
Expenses:
   Mortality and expense risk and
      administrative charges           (1,657,962)    (2,638,120)    (128,612)    (215,159)    (338,017)     (623,317)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Net investment income (loss)              554,766       (254,084)       9,786      (70,758)     695,068       360,257
                                     ------------  -------------  -----------  -----------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                 --             --           --           --           --     1,657,061
   Net realized gain (loss)           (16,614,768)   (13,854,748)  (1,787,570)  (1,703,120)  (4,922,815)   (3,569,502)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Realized gains (losses)               (16,614,768)   (13,854,748)  (1,787,570)  (1,703,120)  (4,922,815)   (1,912,441)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period    45,752,680    (72,608,701)   3,769,832   (4,529,574)  10,299,864   (16,819,060)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations      29,692,678    (86,717,533)   1,992,048   (6,303,452)   6,072,117   (18,371,244)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                      400,653        820,594       46,477       98,067      133,313       206,041
   Transfers between sub-accounts
      and the company                  (7,108,282)   (13,345,993)    (754,935)  (1,524,881)  (1,489,128)  (10,663,123)
   Withdrawals                        (11,354,931)   (27,519,689)    (481,465)  (1,850,950)  (2,177,324)   (6,969,825)
   Annual contract fee                   (237,372)      (284,089)     (43,893)     (52,326)     (85,207)     (110,159)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (18,299,932)   (40,329,177)  (1,233,816)  (3,330,090)  (3,618,346)  (17,537,066)
                                     ------------  -------------  -----------  -----------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             11,392,746   (127,046,710)     758,232   (9,633,542)   2,453,771   (35,908,310)
Contract owners' equity at
   beginning of period                117,779,033    244,825,743    8,533,061   18,166,603   22,338,646    58,246,956
                                     ------------  -------------  -----------  -----------  -----------  ------------
Contract owners' equity at end of
   period                            $129,171,779  $ 117,779,033  $ 9,291,293  $ 8,533,061  $24,792,417  $ 22,338,646
                                     ============  =============  ===========  ===========  ===========  ============

                                         2009           2008          2009         2008         2009         2008
                                     ------------  -------------  -----------  -----------  -----------  ------------
Units, beginning of period             12,717,322     15,761,365      932,080    1,178,361    1,674,898     2,640,125
Units issued                              106,555        247,177       94,205      152,346      179,703       436,923
Units redeemed                          2,010,329      3,291,220      236,581      398,627      444,552     1,402,150
                                     ------------  -------------  -----------  -----------  -----------  ------------
Units, end of period                   10,813,548     12,717,322      789,704      932,080    1,410,049     1,674,898
                                     ============  =============  ===========  ===========  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        Utilities Series II           Value Series I             Value Series II
                                     -------------------------  --------------------------  -------------------------
                                         2009         2008          2009          2008          2009         2008
                                     -----------  ------------  ------------  ------------  -----------  ------------
Income:
   Dividend distributions received   $ 1,144,988  $  1,030,704  $  1,097,906  $  1,110,707  $   281,656  $    291,631
Expenses:
   Mortality and expense risk and
      administrative charges            (406,836)     (771,678)   (1,107,624)   (1,662,275)    (397,487)     (589,148)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net investment income (loss)             738,152       259,026        (9,718)     (551,568)    (115,831)     (297,517)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                                --     1,975,021            --     3,550,157           --     1,159,765
   Net realized gain (loss)           (5,794,512)   (3,908,320)  (15,113,884)   (9,818,603)  (9,206,474)   (7,562,828)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Realized gains (losses)               (5,794,512)   (1,933,299)  (15,113,884)   (6,268,446)  (9,206,474)   (6,403,063)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Unrealized appreciation
   (depreciation) during the period   11,681,291   (19,609,487)   43,438,869   (47,343,622)  17,427,093   (11,783,977)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from operations      6,624,931   (21,283,760)   28,315,267   (54,163,636)   8,104,788   (18,484,557)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Changes from principal
   transactions:
   Purchase payments                      87,905       765,892     9,048,320     1,301,842      442,263     1,761,653
   Transfers between sub-accounts
      and the company                 (1,686,320)  (11,591,444)    2,292,113   (14,264,449)  (1,231,109)   (5,832,708)
   Withdrawals                        (2,139,475)   (7,496,106)   (8,115,551)  (18,998,849)  (2,317,353)   (4,015,260)
   Annual contract fee                  (114,273)     (152,604)     (471,403)     (263,561)     (97,881)     (113,311)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (3,852,163)  (18,474,262)    2,753,479   (32,225,017)  (3,204,080)   (8,199,626)
                                     -----------  ------------  ------------  ------------  -----------  ------------
Total increase (decrease) in
   contract owners' equity             2,772,768   (39,758,022)   31,068,746   (86,388,653)   4,900,708   (26,684,183)
Contract owners' equity at
   beginning of period                25,714,181    65,472,203    67,974,241   154,362,894   24,020,835    50,705,018
                                     -----------  ------------  ------------  ------------  -----------  ------------
Contract owners' equity at end of
   period                            $28,486,949  $ 25,714,181  $ 99,042,987  $ 67,974,241  $28,921,543  $ 24,020,835
                                     ===========  ============  ============  ============  ===========  ============

                                         2009         2008          2009          2008          2009         2008
                                     -----------  ------------  ------------  ------------  -----------  ------------

Units, beginning of period             1,289,627     1,983,965     4,527,802     5,823,831    2,059,738     2,511,265
Units issued                             135,339       615,003     2,586,942       513,831      469,607       602,876
Units redeemed                           338,089     1,309,341     1,333,909     1,809,860      731,782     1,054,403
                                     -----------  ------------  ------------  ------------  -----------  ------------
Units, end of period                   1,086,877     1,289,627     5,780,835     4,527,802    1,797,563     2,059,738
                                     ===========  ============  ============  ============  ===========  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                        Wellington                                   Wellington
                                         Small Cap        Wellington Small Cap        Small Cap
                                      Growth Series I       Growth Series II       Value Series I
                                     ----------------  -------------------------  ----------------
                                      2009      2008       2009         2008        2009     2008
                                     -------  -------  -----------  ------------  --------  ------
Income:
   Dividend distributions received   $    --  $    --  $        --  $         --  $  1,107  $   85
Expenses:
   Mortality and expense risk and
      administrative charges            (318)     (71)    (395,406)     (486,459)   (1,092)    (17)
                                     -------  -------  -----------  ------------  --------  ------
Net investment income (loss)            (318)     (71)    (395,406)     (486,459)       15      68
                                     -------  -------  -----------  ------------  --------  ------
Realized gains (losses) on
   investments:
   Capital gain distributions
      received                            --       --           --       380,489        --      --
   Net realized gain (loss)               (2)     (18)  (6,712,524)   (5,540,209)      (12)     (5)
                                     -------  -------  -----------  ------------  --------  ------
Realized gains (losses)                   (2)     (18)  (6,712,524)   (5,159,720)      (12)     (5)
                                     -------  -------  -----------  ------------  --------  ------
Unrealized appreciation
   (depreciation) during the period   11,982   (5,358)  14,336,850    (9,954,748)   51,288    (545)
                                     -------  -------  -----------  ------------  --------  ------
Net increase (decrease) in contract
   owners' equity from operations     11,662   (5,447)   7,228,920   (15,600,927)   51,291    (482)
                                     -------  -------  -----------  ------------  --------  ------
Changes from principal
   transactions:
   Purchase payments                  56,556       --      663,794     2,485,711   155,599      --
   Transfers between sub-accounts
      and the company                  7,615   22,673     (239,546)    4,168,394    30,708   8,522
   Withdrawals                        (5,281)      --   (2,032,028)   (3,424,273)     (217)     --
   Annual contract fee                (1,679)      --      (86,830)      (83,040)   (4,476)     --
                                     -------  -------  -----------  ------------  --------  ------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       57,211   22,673   (1,694,610)    3,146,792   181,614   8,522
                                     -------  -------  -----------  ------------  --------  ------
Total increase (decrease) in
   contract owners' equity            68,873   17,226    5,534,310   (12,454,135)  232,905   8,040
Contract owners' equity at
   beginning of period                17,226       --   25,136,541    37,590,676     8,040      --
                                     -------  -------  -----------  ------------  --------  ------
Contract owners' equity at end of
   period                            $86,099  $17,226  $30,670,851  $ 25,136,541  $240,945  $8,040
                                     =======  =======  ===========  ============  ========  ======

                                       2009      2008       2009          2008       2009     2008
                                     -------  -------  -----------  ------------  --------  ------
Units, beginning of period             2,080       --    2,215,159     1,950,372       823      --
Units issued                           6,331    2,080      700,447     1,237,061    18,951     998
Units redeemed                           623       --      863,247       972,274       408     175
                                     -------  -------  -----------  ------------  --------  ------
Units, end of period                   7,788    2,080    2,052,359     2,215,159    19,366     823
                                     =======  =======  ===========  ============  ========  ======

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                          Wellington Small             Wells Capital
                                         Cap Value Series II        Core Bond Series II
                                     --------------------------  ------------------------
                                         2009          2008          2009         2008
                                     ------------  ------------  -----------  -----------
Income:
   Dividend distributions received   $    138,429  $    569,551  $   252,562  $   374,313
Expenses:
   Mortality and expense risk and
      administrative charges             (533,619)     (880,494)    (186,604)     (75,003)
                                     ------------  ------------  -----------  -----------
Net investment income (loss)             (395,190)     (310,943)      65,958      299,310
                                     ------------  ------------  -----------  -----------
Realized gains (losses) on
      investments:
   Capital gain distributions
      received                                 --       187,768           --           --
   Net realized gain (loss)           (16,800,952)  (10,908,943)     199,807      (70,896)
                                     ------------  ------------  -----------  -----------
Realized gains (losses)               (16,800,952)  (10,721,175)     199,807      (70,896)
                                     ------------  ------------  -----------  -----------
Unrealized appreciation
   (depreciation) during the period    23,349,738    (7,648,306)     660,934      (97,766)
                                     ------------  ------------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from operations       6,153,596   (18,680,424)     926,699      130,648
                                     ------------  ------------  -----------  -----------
Changes from principal transactions:
   Purchase payments                      757,504     1,410,380       77,238       27,627
   Transfers between sub-accounts
   and the company                    (11,669,901)    5,874,535    3,253,899    6,250,305
   Withdrawals                         (2,986,852)   (8,476,201)  (1,151,158)  (1,559,979)
   Annual contract fee                   (119,253)     (141,261)     (40,004)     (12,822)
                                     ------------  ------------  -----------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                       (14,018,502)   (1,332,547)   2,139,975    4,705,131
                                     ------------  ------------  -----------  -----------
Total increase (decrease) in
   contract owners' equity             (7,864,906)  (20,012,971)   3,066,674    4,835,779
Contract owners' equity at
   beginning of period                 45,278,526    65,291,497    8,459,957    3,624,178
                                     ------------  ------------  -----------  -----------
Contract owners' equity at
   end of period                     $ 37,413,620  $ 45,278,526  $11,526,631  $ 8,459,957
                                     ============  ============  ===========  ===========

                                         2009          2008          2009         2008
                                     ------------  ------------  -----------  -----------
Units, beginning of period              3,963,530     4,135,953      628,118      272,577
Units issued                            1,100,449     1,794,031      993,038      907,337
Units redeemed                          2,453,264     1,966,454      829,030      551,796
                                     ------------  ------------  -----------  -----------
Units, end of period                    2,610,715     3,963,530      792,126      628,118
                                     ============  ============  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2009

1. ORGANIZATION

John Hancock Life Insurance Company (U.S.A.) Separate Account H (the "Account") is a separate account established by John Hancock Life Insurance Company (U.S.A.) (the "Company"). The Company established the Account on August 24, 1984 as a separate account under Delaware law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and consists of 151 sub-accounts which are exclusively invested in corresponding portfolios of John Hancock Trust (the "Trust"), and 5 sub-accounts that are invested in portfolios of other Outside Trusts (the "Outside Trusts"). The Account is a funding vehicle for variable annuity contracts issued by the Company. The Account includes contracts issued for the following products:
Venture, Vantage, Vision, Venture III, Wealthmark, Wealthmark ML3 and AnnuityNote. These products are distinguished principally by the level of expenses and surrender charges.

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the Trust may offer four classes of units to fund variable annuity contracts issued by the Company. These classes, Series I, Series II, Series III and Series NAV, respectively, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Series I, Series II, Series III and Series NAV shares of the Trust differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets.

The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (MLI). MLI, in turn, is an indirect, wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

In addition to the Account, certain contract owners may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2009

1. ORGANIZATION (CONTINUED)

Sub-accounts closed or opened in 2009 are as follows:

        SUB-ACCOUNTS CLOSED                     2009
------------------------------------------   ----------
American Century - Small Company Series II     5/1/2009
Income & Value Series I                        5/1/2009
Income & Value Series II                       5/1/2009
LMFC Core Equity Series I                      5/1/2009
LMFC Core Equity Series II                     5/1/2009
Mid Cap Value Series I                         5/1/2009
Mid Cap Value Series II                        5/1/2009
PIM Classic Value Series II                    5/1/2009
U.S. Large Cap Value Series I                  5/1/2009
U.S. Large Cap Value Series II                 5/1/2009
Emerging Small Company Series I              11/16/2009
Emerging Small Company Series II             11/16/2009
Global Allocation Series I                   11/16/2009
Global Allocation Series II                  11/16/2009
International Small Cap Series I             11/16/2009
International Small Cap Series II            11/16/2009
Mid Cap Intersection Series I                11/16/2009
Mid Cap Intersection Series II               11/16/2009
Scudder Fixed Income -- B                    11/16/2009

      SUB-ACCOUNTS OPENED                        2009
------------------------------------------   ----------
500 Index Series NAV                           5/1/2009
American Asset Allocation Series I             5/1/2009
American Growth-Income Series I                5/1/2009
Balanced Series I                              5/1/2009
Core Allocation Series I                       5/1/2009
Core Allocation Series II                      5/1/2009
Core Balanced Series I                         5/1/2009
Core Balanced Series II                        5/1/2009
Core Balanced Strategy Series NAV              5/1/2009
Core Disciplined Diversification Series II     5/1/2009
Core Fundamental Holdings Series II            5/1/2009
Core Fundamental Holdings Series III           5/1/2009
Core Global Diversification Series II          5/1/2009
Core Global Diversification Series III         5/1/2009
Core Strategy Series NAV                       5/1/2009
T Rowe Price Mid Value Series I                5/1/2009
Total Bond Market Trust A Series NAV           5/1/2009
International Small Company Series I         11/16/2009
International Small Company Series II        11/16/2009
Smaller Company Growth Series I              11/16/2009
Smaller Company Growth Series II             11/16/2009

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2009

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust and of the Outside Trusts are valued at the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends, and gains from realized gain distributions are recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

NET ASSETS IN PAYOUT (ANNUITIZATION) PERIOD

A portion of net assets is allocated to annuity policies in the payout period. The liability for these policies is calculated using statutory accounting using mortality assumptions and an assumed interest rate. Mortality assumptions are based on the Individual Annuity Mortality Table in effect at the time of annuitization. The assumed interest rate is 3% to 4%, as regulated by the laws of the respective states. The mortality risk is borne entirely by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes.

EXPENSES

The Company assumes mortality and expense risks of the Contracts and provides administrative services to the Account for which asset charges are deducted at various annual rates ranging from 0.35% to 2.05%, depending on the type of contract, of net assets of the sub-account. The Company makes certain other deductions from contract owner payments for premium taxes, rider fees, surrender fees, and annual contract fees, which are accounted for as a reduction of net assets resulting from contract owner transactions.

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at December 31, 2009.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2009

3. TRANSACTIONS WITH AFFILIATES

The Company has an administrative services agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. John Hancock Investment Management Services, LLC ("JHIMS"), a Delaware limited liability company controlled by the Company, serves as investment adviser for the Trust.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 157, "Fair Value Measurements", which was adopted effective January 1, 2008, is now incorporated into ASC 820, "Fair Value Measurement and Disclosure" ("ASC 820"). ASC 820 provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. An exit value is not a forced liquidation or distressed sale.

Following ASC 820 guidance, the Account has categorized its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Account's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Account has the ability to access at the measurement date.

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

- Level 3 - Fair value measurements using significant non market observable inputs.

All of the Account's sub-accounts' investments in a portfolio of the Trust and the Outside Trusts are valued at Level 1.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

5. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases including reinvestment of dividend distributions and proceeds from the sales of investments in the Portfolios of the Trust and the Outside Trusts during 2009 were as follows:

Sub-account                                         Purchases        Sales
-----------------------------------------------   --------------  ------------
500 Index Fund B Series NAV                       $    3,386,651  $   6,719,191
500 Index Series I                                     5,839,927     16,978,284
500 Index Series II                                    5,481,492      8,197,656
500 Index Series NAV                                  45,171,195      1,197,460
Active Bond Series I                                   8,613,792     16,525,648
Active Bond Series II                                 48,324,223     47,568,315
All Cap Core Series I                                  1,633,248      9,850,403
All Cap Core Series II                                   351,458      1,405,510
All Cap Growth Series I                                2,459,266     16,384,101
All Cap Growth Series II                                 813,068      1,882,139
All Cap Value Series I                                 3,005,152      7,243,895
All Cap Value Series II                                2,432,441      5,677,613
American Asset Allocation Series I                   160,478,751     21,742,524
American Asset Allocation Series II                  374,137,875     75,872,334
American Asset Allocation Series III                  90,545,204      3,049,542
American Blue-Chip Income & Growth Series II          10,248,370     14,336,685
American Blue-Chip Income & Growth Series III         77,697,529      5,036,335
American Bond Series II                              141,171,979     92,431,821
American Bond Series III                             113,152,988        920,510
American Century - Small Company Series II                22,953      1,971,865
American Fundamental Holdings Series II              296,856,596     45,282,647
American Fundamental Holdings Series III              34,039,146        979,335
American Global Diversification Series II            148,751,345     52,223,322
American Global Growth Series II                      30,377,167     32,345,146
American Global Growth Series III                      1,757,324         97,541
American Global Small Capitalization Series II        27,304,400     21,141,533
American Global Small Capitalization Series III       21,683,528      4,315,779
American Growth Series II                            183,920,357    178,238,992
American Growth Series III                            45,498,732      2,368,704
American Growth-Income Series I                      169,503,593     37,324,563
American Growth-Income Series II                     121,632,192    165,073,191
American Growth-Income Series III                     48,445,887      2,533,566
American High-Income Bond Series II                   25,437,778     15,214,754
American High-Income Bond Series III                  17,065,090        116,880
American International Series II                     166,148,371    137,904,712
American International Series III                      9,789,135         81,516
American New World Series II                          31,056,008     16,593,343
American New World Series III                          1,150,820         30,960
Balanced Series I                                        111,043          6,542
Basic Value Focus                                        222,380      2,072,811
Blue Chip Growth Series I                              8,139,191     51,459,245
Blue Chip Growth Series II                            13,028,910     23,375,975
Capital Appreciation Series I                          4,605,850     21,871,326
Capital Appreciation Series II                         8,621,467     10,448,602
Capital Appreciation Value Series II                 149,433,297     30,574,812
CGTC Overseas Equity Series II                           663,539      1,221,902
Core Allocation Plus Series I                         13,403,891        560,586
Core Allocation Plus Series II                        88,629,531      9,958,178
Core Allocation Series I                               3,546,994         81,962

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

5. PURCHASES AND SALES OF INVESTMENTS-- (CONTINUED)

Sub-account                                         Purchases         Sales
-----------------------------------------------   --------------   ------------
Core Allocation Series II                         $   30,814,783   $  4,090,569
Core Balanced Series I                                 4,883,922         54,666
Core Balanced Series II                               44,476,913      3,189,633
Core Balanced Strategy Series NAV                      2,875,832        120,732
Core Disciplined Diversification Series II            57,466,907      3,599,428
Core Fundamental Holdings Series II                   95,702,347      3,206,755
Core Fundamental Holdings Series III                   9,349,181        430,206
Core Global Diversification Series II                117,668,168      6,533,546
Core Global Diversification Series III                 6,153,347        144,645
Core Strategy Series II                              179,005,678     44,602,772
Core Strategy Series NAV                               6,050,267        386,059
Disciplined Diversification Series II                116,145,510     27,034,501
DWS Equity 500 Index                                     768,091      3,007,922
Emerging Small Company Series I                        2,371,612     44,013,650
Emerging Small Company Series II                       3,291,403     26,209,396
Equity-Income Series I                                14,814,352     56,919,992
Equity-Income Series II                               22,326,199     27,824,160
Financial Services Series I                            4,675,238      6,509,684
Financial Services Series II                           7,111,501      9,673,011
Founding Allocation Series I                          24,497,618      1,431,023
Founding Allocation Series II                         75,474,124    115,303,743
Fundamental Value Series I                            11,540,375     68,638,209
Fundamental Value Series II                           27,266,011     47,868,457
Global Allocation Series I                             1,732,925     34,832,663
Global Allocation Series II                            7,367,308    160,850,678
Global Bond Series I                                  33,645,591     25,786,592
Global Bond Series II                                 74,364,440     35,316,609
Global Trust Series I                                 32,414,172     21,184,328
Global Trust Series II                                 1,779,710      4,873,744
Health Sciences Series I                               6,166,655     12,242,732
Health Sciences Series II                             11,431,102     16,062,564
High Income Series II                                 27,338,213     13,647,190
High Yield Series I                                   38,000,529     34,968,796
High Yield Series II                                  76,748,527     56,843,296
Income & Value Series I                                1,214,453    143,297,662
Income & Value Series II                                 629,799     42,282,194
International Core Series I                            4,507,315      8,403,417
International Core Series II                           4,778,747      5,652,216
International Equity Index A Series I                  3,883,506      4,443,294
International Equity Index A Series II                 4,762,840      4,329,125
International Equity Index Series NAV                  1,583,540      4,005,686
International Small Cap Series I                      16,544,417     62,980,198
International Small Cap Series II                     14,490,317     41,112,276
International Small Company Series I                  53,307,340      3,749,601
International Small Company Series II                 33,455,239      4,106,774
International Value Series I                          13,017,627     32,239,123
International Value Series II                         15,130,909     22,777,554
Investment Quality Bond Series I                      72,896,602     27,892,304
Investment Quality Bond Series II                     59,821,128     21,735,423
Large Cap Value Series I                               2,608,228      6,924,604
Large Cap Value Series II                              3,098,728      4,493,105

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

5. PURCHASES AND SALES OF INVESTMENTS-- (CONTINUED)

Sub-account                                          Purchases         Sales
-----------------------------------------------   --------------   ------------
Lifestyle Aggressive Series I                     $    9,533,078   $ 16,875,440
Lifestyle Aggressive Series II                        16,637,697     23,494,635
Lifestyle Balanced Series I                          186,232,857    132,608,621
Lifestyle Balanced Series II                       1,419,659,824    381,899,218
Lifestyle Conservative Series I                      108,997,921     70,071,448
Lifestyle Conservative Series II                     907,311,385    251,360,327
Lifestyle Growth Series I                            121,618,729    114,430,099
Lifestyle Growth Series II                         1,091,657,213    580,019,650
Lifestyle Moderate Series I                           79,199,268     63,603,805
Lifestyle Moderate Series II                         676,307,933    152,155,037
LMFC Core Equity Series I                                 44,187        121,593
LMFC Core Equity Series II                             1,357,657     17,041,076
Marisco International Opportunities Series II         13,105,442     16,030,628
Mid Cap Index Series I                                 5,446,042     10,100,869
Mid Cap Index Series II                               11,602,722     15,093,573
Mid Cap Intersection Series I                             40,253         49,020
Mid Cap Intersection Series II                         3,141,267      6,386,145
Mid Cap Stock Series I                                14,271,547     35,828,491
Mid Cap Stock Series II                               15,916,621     27,155,708
Mid Cap Value Series I                                 1,987,240     71,177,165
Mid Cap Value Series II                                1,366,413     72,604,392
ML Global Allocation                                      22,011        155,559
Money Market Series I                                130,858,172    255,569,418
Money Market Series II                               618,149,425    867,648,141
Money Market Trust B Series NAV                       13,851,085     19,398,237
Mutual Shares Series I                                85,173,089      3,092,040
Natural Resources Series II                           99,991,691     47,758,049
Optimized All Cap Series II                            1,329,258      9,392,477
Optimized Value Series II                                550,083      1,919,833
Pacific Rim Series I                                   4,496,435      7,342,791
Pacific Rim Series II                                  9,451,897      7,926,919
PIM Classic Value Series II                            1,830,279     10,795,127
PIMCO All Asset                                        7,236,657      6,062,957
Real Estate Securities Series I                        7,230,566     14,963,699
Real Estate Securities Series II                      13,407,954     18,175,072
Real Return Bond Series II                            35,153,397     29,890,637
Science & Technology Series I                          9,831,526     24,478,529
Science & Technology Series II                        19,864,244     14,579,585
Scudder Fixed Income -- B                              4,603,516     33,385,385
Small Cap Index Series I                               1,730,018      4,169,365
Small Cap Index Series II                              4,666,283      8,233,438
Small Cap Opportunities Series I                       2,220,220      7,328,502
Small Cap Opportunities Series II                      4,700,073      7,019,902
Small Cap Value Focus                                     66,962      1,313,577
Small Company Value Series I                          13,766,928     20,706,761
Small Company Value Series II                         15,933,401     16,449,227
Smaller Company Growth Series I                       36,536,911      1,016,643
Smaller Company Growth Series II                      21,259,777        706,764
Strategic Bond Series I                               15,150,870     16,545,903
Strategic Bond Series II                              24,897,294     16,311,059
Strategic Income Series II                             5,798,228      4,483,304

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

5. PURCHASES AND SALES OF INVESTMENTS-- (CONTINUED)

Sub-account                                          Purchases         Sales
-----------------------------------------------   --------------   ------------
T Rowe Price Mid Value Series I                   $   73,924,312   $ 12,420,394
T Rowe Price Mid Value Series II                      74,525,896     15,183,519
Total Bond Market Trust A Series II                    1,552,519      1,595,476
Total Bond Market Trust A Series NAV                  31,230,793         90,633
Total Return Series I                                 64,741,342     61,953,807
Total Return Series II                               127,745,804     66,522,782
Total Stock Market Index Series I                      1,057,246      1,973,885
Total Stock Market Index Series II                     3,842,914      6,826,939
U.S. Government Securities Series I                   24,399,987     36,324,136
U.S. Government Securities Series II                  42,049,798     38,217,012
U.S. High Yield Series II                              7,401,743      4,530,009
U.S. Large Cap Value Series I                          1,583,373     92,933,673
U.S. Large Cap Value Series II                         1,638,187     42,103,869
UBS Large Cap Series I                                 3,176,492     20,921,659
UBS Large Cap Series II                                1,069,896      2,293,926
Utilities Series I                                     3,685,610      6,608,886
Utilities Series II                                    3,981,263      7,095,272
Value Series I                                        24,256,778     21,513,019
Value Series II                                        6,511,711      9,831,622
Wellington Small Cap Growth Series I                      62,475          5,582
Wellington Small Cap Growth Series II                  8,583,207     10,673,222
Wellington Small Cap Value Series I                      187,733          6,106
Wellington Small Cap Value Series II                  12,681,277     27,094,969
Wells Capital Core Bond Series II                     13,780,434     11,574,501

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
500 Index Fund B Series NAV                2009   5,401  $ 9.45 to $9.29  $    50,844 2.05% to 1.40%   2.22%     24.59% to 23.79%
                                           2008   5,844    7.59 to 7.50        44,222  2.05 to 1.40    2.04     (38.07) to (38.47)
                                           2007   6,936   12.25 to 12.20       84,872  2.05 to 1.40    1.25      (2.01) to (2.43)
500 Index Series I                         2009   5,498   11.00 to 10.32       52,556  1.90 to 0.45    1.64       25.17 to 23.37
                                           2008   6,939    8.91 to 8.25        53,451  1.90 to 0.45    0.68     (37.49) to (38.39)
                                           2007   8,813   14.47 to 13.19      109,739  1.90 to 0.45    2.20        4.43 to 2.92
                                           2006  11,610   14.21 to 11.66      139,913  1.90 to 0.45    0.98       14.74 to 13.09
                                           2005  14,907   12.54 to 10.29      158,071  1.90 to 0.45    1.61        3.82 to 2.33
500 Index Series II                        2009   3,663   14.29 to 13.83       45,925  2.05 to 0.45    1.49       25.03 to 23.04
                                           2008   3,917   11.61 to 11.06       39,679  2.05 to 0.45    0.47     (37.68) to (38.68)
                                           2007   4,687   18.94 to 17.75       76,993  2.05 to 0.45    1.92        4.25 to 2.59
                                           2006   5,989   18.53 to 15.21       95,202  2.05 to 0.45    0.82       14.54 to 12.73
                                           2005   7,895   16.42 to 13.44      110,890  2.05 to 0.45    1.41        3.65 to 2.01
500 Index Series NAV                       2009   3,111   15.46 to 15.38       48,071  1.55 to 0.80    2.57       23.67 to 23.06
Active Bond Series I                       2009   4,629   15.08 to 14.09       66,650  1.90 to 0.45    7.05       24.24 to 22.46
                                           2008   5,542   12.14 to 11.51       64,896  1.90 to 0.45    5.10     (10.94) to (12.23)
                                           2007   7,222   13.63 to 13.11       95,921  1.90 to 0.45    8.52        3.58 to 2.08
                                           2006   8,812   13.16 to 12.85      114,129  1.90 to 0.45    2.87        3.95 to 2.46
                                           2005  11,076   12.66 to 12.54      139,269  1.90 to 0.45    0.00        1.29 to 0.31
Active Bond Series II                      2009  22,493   14.93 to 13.85      317,842  2.05 to 0.45    7.15       23.82 to 21.86
                                           2008  23,847   12.06 to 11.37      275,346  2.05 to 0.45    4.72     (11.05) to (12.47)
                                           2007  37,399   13.56 to 12.99      491,157  2.05 to 0.45    7.95        3.31 to 1.66
                                           2006  38,059   13.12 to 12.78      489,521  2.05 to 0.45    2.62        3.74 to 2.10
                                           2005  39,503   12.65 to 12.51      495,632  2.05 to 0.45    0.00        1.18 to 0.10
All Cap Core Series I                      2009   3,691   11.54 to 11.46       51,277  1.90 to 0.45    1.57       27.89 to 26.05
                                           2008   4,405    9.09 to 9.02        48,379  1.90 to 0.45    1.57     (39.90) to (40.77)
                                           2007   5,691   15.34 to 15.01      105,085  1.90 to 0.45    1.40        2.20 to 0.72
                                           2006   7,796   20.83 to 9.21       143,933  1.90 to 0.45    0.72       14.23 to 12.59
                                           2005  10,039   18.41 to 8.17       163,206  1.90 to 0.45    0.79        8.59 to 7.03
All Cap Core Series II                     2009     591   15.45 to 15.42        8,270  2.05 to 0.45    1.38       27.68 to 25.66
                                           2008     682   12.27 to 12.10        7,549  2.05 to 0.45    1.33     (40.02) to (40.98)
                                           2007     876   20.79 to 20.17       16,332  2.05 to 0.45    0.75        1.95 to 0.32
                                           2006     546   20.80 to 16.71       10,072  2.05 to 0.45    0.58       14.03 to 12.23
                                           2005     621   18.52 to 14.83       10,075  2.05 to 0.45    0.67        8.40 to 6.69
All Cap Growth Series I                    2009   5,759   12.31 to 9.52        75,666  1.90 to 0.45    0.69       20.55 to 18.81
                                           2008   6,912   10.21 to 8.01        76,574  1.90 to 0.45    0.29     (42.21) to (43.04)
                                           2007   8,855   17.67 to 14.07      171,682  1.90 to 0.45    0.04        11.55 to 9.94
                                           2006  11,560   20.21 to 8.59       205,159  1.90 to 0.45    0.00        6.10 to 4.57
                                           2005  14,210   19.23 to 8.20       240,460  1.90 to 0.45    0.00        8.50 to 6.95
All Cap Growth Series II                   2009   1,055   12.74 to 12.15       11,664  2.05 to 0.45    0.51       20.33 to 18.42
                                           2008   1,159   10.76 to 10.10       10,760  2.05 to 0.45    0.10     (42.32) to (43.24)
                                           2007   1,505   18.96 to 17.51       24,474  2.05 to 0.45    0.00        11.32 to 9.55
                                           2006   1,743   17.37 to 14.04       25,736  2.05 to 0.45    0.00        5.84 to 4.17
                                           2005   2,059   16.66 to 13.42       29,032  2.05 to 0.45    0.00        8.28 to 6.57

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
All Cap Value Series I                     2009   1,910  $16.49 to $14.65 $    28,466 1.90% to 0.45%   0.52%     26.04% to 24.23%
                                           2008   2,223   13.08 to 11.79       26,764  1.90 to 0.45    0.78     (29.10) to (30.13)
                                           2007   2,757   18.45 to 16.87       47,390  1.90 to 0.45    1.69        7.84 to 6.28
                                           2006   3,603   17.11 to 15.85       58,058  1.90 to 0.45    0.99       13.20 to 11.58
                                           2005   4,262   15.12 to 14.19       61,297  1.90 to 0.45    0.55        5.24 to 3.73
All Cap Value Series II                    2009   1,787   18.10 to 17.54       28,321  2.05 to 0.45    0.31       25.84 to 23.84
                                           2008   2,009   14.62 to 13.94       25,562  2.05 to 0.45    0.54     (29.19) to (30.32)
                                           2007   2,483   20.97 to 19.69       45,032  2.05 to 0.45    1.34        7.55 to 5.84
                                           2006   3,376   19.89 to 15.89       57,471  2.05 to 0.45    0.80       13.02 to 11.23
                                           2005   3,771   17.86 to 14.23       57,393  2.05 to 0.45    0.12        4.94 to 3.28
American Asset Allocation Series I         2009  15,781   10.82 to 10.41      166,221  1.90 to 0.45    1.86       20.87 to 19.71
American Asset Allocation Series II        2009 121,062   10.80 to 10.35    1,272,060  2.05 to 0.45    2.01       22.72 to 20.77
                                           2008  89,206    8.80 to 8.57       771,852  2.05 to 0.45    3.11     (30.15) to (31.26)
                                           2007  37,749   12.60 to 12.47      472,822  2.05 to 0.45    3.79       0.81 to (0.26)
American Asset Allocation Series III       2009  12,626   11.35 to 11.19      143,081  1.55 to 0.80    3.11       22.83 to 21.91
                                           2008   3,703    9.24 to 9.18        34,188  1.55 to 0.80    8.47     (26.08) to (26.57)
American Blue-Chip Income & Growth
Series II                                  2009   4,710   16.62 to 14.94       72,695  2.05 to 0.45    1.43       26.56 to 24.55
                                           2008   5,410   13.13 to 11.99       66,643  2.05 to 0.45    3.81     (37.05) to (38.05)
                                           2007   7,008   20.86 to 19.36      138,675  2.05 to 0.45    2.05       1.02 to (0.59)
                                           2006   8,938   20.65 to 19.48      177,061  2.05 to 0.45    0.43       16.27 to 14.43
                                           2005   9,653   17.76 to 17.02      166,288  2.05 to 0.45    0.04        6.19 to 4.51
American Blue-Chip Income & Growth
Series III                                 2009   9,830   10.78 to 10.63      105,779  1.55 to 0.80    2.96       26.77 to 25.82
                                           2008   1,817    8.50 to 8.45        15,441  1.55 to 0.80   10.53     (31.98) to (32.43)
American Bond Series II                    2009  53,291   13.52 to 12.60      686,248  2.05 to 0.45    2.60        11.42 to 9.65
                                           2008  50,088   12.14 to 11.49      585,290  2.05 to 0.45    9.01     (10.23) to (11.66)
                                           2007  66,523   13.52 to 13.01      875,494  2.05 to 0.45    4.45        2.30 to 0.66
                                           2006  36,600   13.22 to 12.92      475,934  2.05 to 0.45    0.00        6.01 to 4.33
                                           2005  10,103   12.47 to 12.38      125,328  2.05 to 0.45    0.00      (0.27) to (0.92)
American Bond Series III                   2009  10,976   12.49 to 12.32      136,901  1.55 to 0.80    4.89       11.67 to 10.83
                                           2008   1,708   11.19 to 11.11       19,101  1.55 to 0.80   18.03     (10.49) to (11.08)
American Century Small Company
Series II                                  2009       0    9.01 to 8.32             0  2.05 to 0.45    0.30        2.43 to 1.89
                                           2008     231    8.80 to 8.17         1,934  2.05 to 0.45    0.00     (43.56) to (44.46)
                                           2007     286   15.59 to 14.70        4,287  2.05 to 0.45    0.00      (7.14) to (8.62)
                                           2006     488   16.79 to 16.09        7,959  2.05 to 0.45    0.00        4.94 to 3.28
                                           2005   1,645   16.00 to 15.58       25,860  2.05 to 0.45    0.00        5.52 to 3.85
American Fundamental Holdings Series II    2009  94,707   12.01 to 10.54    1,009,532  2.05 to 0.35    1.67       26.24 to 24.11
                                           2008  64,804    9.52 to 8.49       553,472  2.05 to 0.35    5.63     (23.87) to (32.37)
                                           2007   4,219   12.58 to 12.55       53,003  2.05 to 0.45    2.84        0.65 to 0.43
American Fundamental Holdings Series III   2009   4,976   11.48 to 11.32       57,028  1.55 to 0.80    2.67       26.26 to 25.32
                                           2008   1,576    9.09 to 9.03        14,319  1.55 to 0.80    9.38     (27.26) to (27.74)
American Global Diversification Series II  2009  74,544   12.54 to 10.69      806,356  2.05 to 0.35    1.81       35.81 to 33.53
                                           2008  62,576    9.23 to 8.01       504,068  2.05 to 0.35    4.62     (26.13) to (36.18)
                                           2007   8,251   12.58 to 12.55      103,611  2.05 to 0.45    2.96        0.61 to 0.39

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
American Global Growth Series II           2009  16,435  $11.44 to $10.96 $   182,646 2.05% to 0.45%   0.88%     40.78% to 38.55%
                                           2008  17,516    8.13 to 7.91       139,771  2.05 to 0.45    2.33     (38.96) to (39.93)
                                           2007  16,199   13.31 to 13.17      214,070  2.05 to 0.45    3.30        6.51 to 1.66
American Global Growth Series III          2009     197   11.80 to 11.63        2,315  1.55 to 0.80    2.27       41.09 to 40.03
                                           2008      32    8.36 to 8.30           270  1.55 to 0.80   11.31     (33.12) to (33.56)
American Global Small Capitalization
Series II                                  2009   7,183    9.98 to 9.56        69,662  2.05 to 0.45    0.00       59.72 to 57.18
                                           2008   7,111    6.25 to 6.09        43,637  2.05 to 0.45    1.24     (54.00) to (54.74)
                                           2007   6,051   13.59 to 13.44       81,611  2.05 to 0.45    2.66        8.71 to 7.55
American Global Small Capitalization
Series III                                 2009   2,977   10.33 to 10.18       30,698  1.55 to 0.80    0.05       59.88 to 58.68
                                           2008     777    6.46 to 6.42         5,017  1.55 to 0.80    7.92     (48.32) to (48.67)
American Growth Series II                  2009  64,066   18.31 to 16.46    1,013,458  2.05 to 0.45    0.08       38.05 to 35.86
                                           2008  74,067   13.27 to 12.12      860,203  2.05 to 0.45    1.68     (44.53) to (45.42)
                                           2007  71,979   23.91 to 22.20    1,544,152  2.05 to 0.45    0.97        11.23 to 9.45
                                           2006  65,701   21.50 to 12.85    1,324,518  2.05 to 0.45    0.17        9.15 to 2.77
                                           2005  53,643   19.70 to 18.88    1,024,545  2.05 to 0.45    0.00       15.07 to 13.25
American Growth Series III                 2009   5,975   10.34 to 10.19       61,649  1.55 to 0.80    0.90       38.21 to 37.18
                                           2008   1,283    7.48 to 7.43         9,589  1.55 to 0.80    8.43     (40.17) to (40.57)
American Growth-Income Series I            2009  10,752   16.87 to 15.32      169,407  1.90 to 0.45    1.10       27.18 to 25.96
American Growth-Income Series II           2009  55,869   16.86 to 15.16      820,869  2.05 to 0.45    1.06       30.08 to 28.01
                                           2008  63,942   12.96 to 11.84      734,827  2.05 to 0.45    1.90     (38.45) to (39.43)
                                           2007  66,656   21.06 to 19.55    1,269,653  2.05 to 0.45    2.82        4.00 to 2.35
                                           2006  57,500   20.25 to 13.50    1,094,820  2.05 to 0.45    0.92        14.10 to 8.01
                                           2005  45,371   17.74 to 17.01      780,505  2.05 to 0.45    0.35        4.81 to 3.16
American Growth-Income Series III          2009   6,436   10.84 to 10.69       69,674  1.55 to 0.80    2.16       30.22 to 29.24
                                           2008   1,445    8.33 to 8.27        12,028  1.55 to 0.80    8.98     (33.38) to (33.82)
American High-Income Bond Series II        2009   4,418   12.50 to 11.97       53,605  2.05 to 0.45    6.75       37.80 to 35.61
                                           2008   3,594    9.07 to 8.83        31,998  2.05 to 0.45    6.39     (24.73) to (25.93)
                                           2007   3,619   12.05 to 11.92       43,281  2.05 to 0.45   13.20      (3.62) to (4.65)
American High-Income Bond Series III       2009   1,265   13.45 to 13.26       16,993  1.55 to 0.80   26.39       38.08 to 37.05
                                           2008      11    9.74 to 9.68           103  1.55 to 0.80   37.68     (22.06) to (22.57)
American International Series II           2009  30,807   26.86 to 24.14      679,801  2.05 to 0.45    0.91       41.77 to 39.52
                                           2008  36,071   18.95 to 17.30      569,687  2.05 to 0.45    3.67     (42.73) to (43.64)
                                           2007  36,873   33.08 to 30.71    1,049,619  2.05 to 0.45    2.13       18.87 to 16.97
                                           2006  33,554   27.83 to 13.23      856,032  2.05 to 0.45    0.72        17.79 to 5.84
                                           2005  24,693   23.63 to 22.64      565,653  2.05 to 0.45    0.51       20.33 to 18.42
American International Series III          2009     900   11.51 to 11.35       10,332  1.55 to 0.80    4.68       42.00 to 40.94
                                           2008      34    8.10 to 8.05           279  1.55 to 0.80   10.20     (35.17) to (35.60)
American New World Series II               2009   5,874   12.70 to 12.17       72,479  2.05 to 0.45    1.19       48.15 to 45.80
                                           2008   4,594    8.58 to 8.35        38,682  2.05 to 0.45    2.18     (42.92) to (43.83)
                                           2007   5,282   15.02 to 14.86       78,752  2.05 to 0.45    4.11        20.18 to 3.01
American New World Series III              2009     132   11.63 to 11.47        1,529  1.55 to 0.80    2.57       48.36 to 47.25
                                           2008      15    7.84 to 7.79           115  1.55 to 0.80   12.33     (37.28) to (37.70)

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Balanced Series I                          2009       7  $14.80 to $14.73 $       107 1.55% to 0.80%   2.26%     18.42% to 17.84%
Basic Value Focus                          2009     455   26.30 to 13.55        9,606  1.90 to 1.40    1.84       29.09 to 28.45
                                           2008     560   20.38 to 10.55        9,193  1.90 to 1.40    1.86     (37.72) to (38.03)
                                           2007     771   32.71 to 17.02       20,420  1.90 to 1.40    1.15       0.22 to (0.28)
                                           2006   1,058   32.64 to 16.86       28,247  1.90 to 1.40    1.32       19.98 to 19.38
                                           2005   1,355   27.21 to 14.11       30,549  1.90 to 0.45    1.13        1.36 to 0.85
Blue Chip Growth Series I                  2009  14,833   15.12 to 11.91      265,754  1.90 to 0.45    0.14       42.25 to 40.21
                                           2008  17,615   10.63 to 8.49       224,482  1.90 to 0.45    0.31     (42.79) to (43.62)
                                           2007  21,089   18.58 to 15.07      478,935  1.90 to 0.45    0.72       12.24 to 10.61
                                           2006  26,907   24.22 to 10.96      554,434  1.90 to 0.45    0.21        9.09 to 5.59
                                           2005  33,551   22.46 to 10.18      642,723  1.90 to 0.45    0.42        5.12 to 3.62
Blue Chip Growth Series II                 2009   8,551   15.00 to 14.84      113,765  2.05 to 0.45    0.09       41.92 to 39.67
                                           2008   9,393   10.74 to 10.46       89,182  2.05 to 0.45    0.14     (42.89) to (43.80)
                                           2007   9,256   19.11 to 18.31      155,552  2.05 to 0.45    0.39       12.00 to 10.22
                                           2006  10,160   17.40 to 13.18      154,585  2.05 to 0.45    0.03        8.82 to 5.44
                                           2005  11,287   16.23 to 13.41      159,767  2.05 to 0.45    0.00        4.89 to 3.23
Capital Appreciation Series I              2009  11,642   11.62 to 9.80       105,780  1.90 to 0.45    0.25       41.65 to 39.61
                                           2008  13,837    8.33 to 6.92        89,610  1.90 to 0.45    0.43     (37.50) to (38.41)
                                           2007  17,486   13.52 to 11.07      182,898  1.90 to 0.45    0.27        11.11 to 9.50
                                           2006  22,981   12.66 to 9.20       218,602  1.90 to 0.45    0.00        1.80 to 0.34
                                           2005   4,458   12.41 to 9.15        42,848  1.90 to 0.45    0.00       13.48 to 11.86
Capital Appreciation Series II             2009   4,634   16.49 to 15.15       62,886  2.05 to 0.45    0.05       41.41 to 39.16
                                           2008   4,711   11.85 to 10.71       45,780  2.05 to 0.45    0.22     (37.64) to (38.63)
                                           2007   5,414   19.31 to 17.18       85,349  2.05 to 0.45    0.08        10.86 to 9.09
                                           2006   6,969   17.77 to 12.63      100,281  2.05 to 0.45    0.00        1.61 to 0.00
                                           2005   3,050   17.75 to 13.37       43,563  2.05 to 0.45    0.00       13.19 to 11.40
Capital Appreciation Value Series II       2009  27,231   11.78 to 11.49      315,680  2.05 to 0.45    2.10       29.25 to 27.20
                                           2008  14,299    9.12 to 9.04       129,560  2.05 to 0.45    1.23     (27.08) to (27.71)
CGTC Overseas Equity Series II             2009     234   15.17 to 14.08        3,366  2.05 to 0.45    1.84       29.86 to 27.80
                                           2008     284   11.68 to 11.01        3,186  2.05 to 0.45    1.58     (42.45) to (43.37)
                                           2007     348   20.30 to 19.45        6,853  2.05 to 0.45    0.02        11.70 to 9.92
                                           2006     382   18.17 to 17.69        6,821  2.05 to 0.45    0.44       19.10 to 17.22
                                           2005     288   15.36 to 15.09        4,363  2.05 to 0.45    0.00       22.04 to 20.76
Core Allocation Plus Series I              2009   1,749   11.22 to 11.06       19,574  1.55 to 0.80    2.17       24.21 to 23.28
                                           2008     460    9.03 to 8.97         4,147  1.55 to 0.80    1.98     (27.76) to (28.24)
Core Allocation Plus Series II             2009  13,790   10.95 to 10.69      148,644  2.05 to 0.45    1.69       24.54 to 22.56
                                           2008   5,294    8.80 to 8.72        46,295  2.05 to 0.45    1.05     (29.64) to (30.25)
Core Allocation Series I                   2009     241   14.79 to 14.71        3,561  1.55 to 0.80    7.68       18.30 to 17.71
Core Allocation Series II                  2009   1,859   15.13 to 14.97       27,950  2.05 to 0.45    6.06       21.06 to 19.77
Core Balanced Series I                     2009     343   14.75 to 14.68        5,061  1.55 to 0.80    3.83       18.04 to 17.46
Core Balanced Series II                    2009   2,944   15.12 to 14.96       44,238  2.05 to 0.45    2.72         21 to 19.71
Core Balanced Strategy Series NAV          2009     201   13.67 to 13.67        2,742  1.60 to 1.60    4.97        9.37 to 9.37
Core Disciplined Diversification Series II 2009   3,712   15.49 to 15.33       57,114  2.05 to 0.45    3.81       23.95 to 22.63

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Core Fundamental Holdings Series II        2009   6,628  $14.80 to $14.64 $    97,508 2.05% to 0.45%   2.80%     18.41% to 17.16%
Core Fundamental Holdings Series III       2009     651   14.48 to 14.41        9,425  1.55 to 0.80    3.53       15.85 to 15.28
Core Global Diversification Series II      2009   7,611   15.30 to 15.14      115,642  2.05 to 0.45    2.94        22.4 to 21.10
Core Global Diversification Series III     2009     417   14.94 to 14.86        6,223  1.55 to 0.80    4.00       19.48 to 18.90
Core Strategy Series II                    2009  43,901   12.82 to 12.05      536,845  2.05 to 0.45    1.96       21.11 to 19.18
                                           2008  31,257   10.59 to 10.11      318,495  2.05 to 0.45    1.41     (26.80) to (27.97)
                                           2007  21,010   14.46 to 14.03      295,947  2.05 to 0.45    4.07        6.07 to 4.38
                                           2006   7,176   13.63 to 13.22       96,463  2.05 to 0.45    2.53        9.07 to 5.76
Core Strategy Series NAV                   2009     422   14.27 to 14.27        6,031  1.20 to 1.20    3.14       14.20 to 10.40
Disciplined Diversification Series II      2009  18,659   11.60 to 11.32      213,163  2.05 to 0.45    2.18       26.39 to 24.39
                                           2008   8,663    9.18 to 9.10        79,086  2.05 to 0.45    1.85     (26.55) to (27.19)
DWS Equity 500 Index                       2009     957   17.68 to 14.37       16,616  2.05 to 1.40    2.53       24.04 to 23.24
                                           2008   1,126   14.25 to 11.66       15,769  2.05 to 1.40    2.09     (38.24) to (38.64)
                                           2007   1,253   23.08 to 19.00       28,468  2.05 to 1.40    1.20        3.38 to 2.71
                                           2006   1,674   22.32 to 18.50       36,849  2.05 to 1.40    0.85       13.61 to 12.87
                                           2005   1,974   19.65 to 16.39       38,324  2.05 to 1.40    0.00        4.46 to 0.00
Emerging Small Company Series I            2009       0   12.82 to 9.68             0  1.90 to 0.45    0.00       27.12 to 25.53
                                           2008   3,348   10.08 to 7.71        33,589  1.90 to 0.45    0.00     (43.53) to (44.35)
                                           2007   4,312   17.86 to 13.85       78,404  1.90 to 0.45    0.00        7.56 to 6.00
                                           2006   5,675   19.70 to 9.08        98,496  1.90 to 0.45    0.00        1.95 to 0.48
                                           2005   7,372   19.51 to 9.03       125,171  1.90 to 0.45    0.00        4.57 to 3.07
Emerging Small Company Series II           2009       0   13.28 to 12.06            0  2.05 to 0.45    0.00       26.91 to 25.16
                                           2008   2,088   10.61 to 9.50        18,300  2.05 to 0.45    0.00     (43.65) to (44.55)
                                           2007   2,456   19.14 to 16.87       38,606  2.05 to 0.45    0.00        7.35 to 5.64
                                           2006   3,257   18.18 to 14.11       47,965  2.05 to 0.45    0.00        1.72 to 0.11
                                           2005   4,485   18.14 to 14.04       65,843  2.05 to 0.45    0.00        4.39 to 2.73
Equity-Income Series I                     2009  11,371   17.93 to 13.41      270,462  1.90 to 0.45    2.11       25.15 to 23.35
                                           2008  13,650   14.33 to 10.87      261,747  1.90 to 0.45    2.24     (36.25) to (37.17)
                                           2007  17,778   22.47 to 17.31      540,216  1.90 to 0.45    2.81        2.88 to 1.39
                                           2006  22,179   36.09 to 13.77      662,231  1.90 to 0.45    1.55       18.49 to 10.17
                                           2005  26,812   30.74 to 14.61      685,525  1.90 to 0.45    1.30        3.46 to 1.97
Equity-Income Series II                    2009  10,954   15.46 to 14.88      148,222  2.05 to 0.45    1.95         24.98 to 23
                                           2008  11,489   12.57 to 11.91      126,409  2.05 to 0.45    2.11     (36.45) to (37.46)
                                           2007  13,765   20.10 to 18.74      241,867  2.05 to 0.45    2.48        2.70 to 1.06
                                           2006  16,212   19.96 to 13.75      282,032  2.05 to 0.45    1.36       18.23 to 10.03
                                           2005  18,135   17.14 to 14.64      270,442  2.05 to 0.45    0.93        3.26 to 1.62

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Financial Services Series I                2009   1,450  $13.35 to $12.10 $    17,662 1.90% to 0.45%   0.70%     40.77% to 38.74%
                                           2008   1,624    9.48 to 8.72        14,200  1.90 to 0.45    0.82     (44.90) to (45.70)
                                           2007   1,792   17.21 to 16.06       28,749  1.90 to 0.45    1.20      (7.24) to (8.58)
                                           2006   2,583   18.56 to 14.42       45,180  1.90 to 0.45    0.36       22.57 to 15.39
                                           2005   2,635   15.14 to 14.21       37,996  1.90 to 0.45    0.39        9.28 to 7.72
Financial Services Series II               2009   2,251   14.85 to 14.32       29,096  2.05 to 0.45    0.51       40.35 to 38.12
                                           2008   2,477   10.75 to 10.20       23,207  2.05 to 0.45    0.66     (45.00) to (45.88)
                                           2007   2,222   19.86 to 18.55       38,360  2.05 to 0.45    0.87      (7.35) to (8.83)
                                           2006   2,934   21.86 to 14.40       55,701  2.05 to 0.45    0.21       22.22 to 15.22
                                           2005   2,548   18.16 to 15.54       40,197  2.05 to 0.45    0.20        9.13 to 7.41
Founding Allocation Series I               2009   3,794   11.33 to 11.17       42,903  1.55 to 0.80    5.28       30.42 to 29.45
                                           2008   1,345    8.69 to 8.63        11,671  1.55 to 0.80    6.91     (30.51) to (30.97)
Founding Allocation Series II              2009 128,398   17.26 to 9.68     1,261,886  2.05 to 0.35    3.86       30.67 to 28.46
                                           2008 136,082   13.21 to 7.54     1,035,742  2.05 to 0.35    2.91       5.67 to (36.87)
                                           2007  88,895   12.07 to 11.94    1,067,048  2.05 to 0.45    0.97      (3.45) to (4.47)
Fundamental Value Series I                 2009  28,241   14.23 to 13.07      368,109  1.90 to 0.45    0.92        31.19 to 29.3
                                           2008  33,466   10.85 to 10.11      336,160  1.90 to 0.45    2.42     (39.59) to (40.47)
                                           2007   8,886   17.95 to 16.97      148,942  1.90 to 0.45    1.57        3.57 to 2.07
                                           2006  10,715   17.34 to 13.64      175,241  1.90 to 0.45    0.80        14.00 to 9.10
                                           2005  12,105   15.21 to 14.28      175,605  1.90 to 0.45    0.46        8.35 to 6.80
Fundamental Value Series II                2009  22,342   15.57 to 15.29      305,287  2.05 to 0.45    0.73         31 to 28.92
                                           2008  23,786   12.08 to 11.67      251,341  2.05 to 0.45    0.64     (39.73) to (40.69)
                                           2007  22,520   20.36 to 19.37      399,581  2.05 to 0.45    1.21        3.41 to 1.75
                                           2006  20,167   20.09 to 13.62      353,591  2.05 to 0.45    0.58        13.73 to 8.94
                                           2005  15,513   17.93 to 15.62      245,661  2.05 to 0.45    0.21        8.21 to 6.50
Global Allocation Series I                 2009       0   11.81 to 11.76            0  1.90 to 0.45    0.01       28.04 to 26.44
                                           2008   3,166    9.34 to 9.19        26,694  1.90 to 0.45    4.53     (34.59) to (35.53)
                                           2007   4,328   14.49 to 14.04       56,387  1.90 to 0.45    6.21        4.66 to 3.14
                                           2006   5,264   14.20 to 12.39       66,274  1.90 to 0.45    1.04        12.99 to 6.53
                                           2005   5,523   12.73 to 11.10       62,159  1.90 to 0.45    0.96        5.73 to 4.21
Global Allocation Series II                2009       0   15.66 to 14.93            0  2.05 to 0.45    0.00       27.75 to 25.99
                                           2008  11,729   12.43 to 11.69      121,346  2.05 to 0.45    4.78     (34.69) to (35.73)
                                           2007  12,998   19.35 to 17.90      208,609  2.05 to 0.45    6.27        4.40 to 2.73
                                           2006  11,570   18.90 to 13.30      181,781  2.05 to 0.45    0.77        12.77 to 6.39
                                           2005   7,328   17.01 to 13.74      105,078  2.05 to 0.45    0.71        5.46 to 3.79
Global Bond Series I                       2009   3,158   21.42 to 19.75       80,083  1.90 to 0.45   12.24       14.87 to 13.22
                                           2008   3,603   18.64 to 17.44       81,496  1.90 to 0.45    0.63      (4.91) to (6.28)
                                           2007   3,988   19.61 to 18.61       97,298  1.90 to 0.45    7.40        9.14 to 7.56
                                           2006   4,255   27.35 to 12.69       97,361  1.90 to 0.45    0.00        4.80 to 1.56
                                           2005   5,053   26.35 to 16.54      112,958  1.90 to 0.45    4.81      (6.96) to (8.30)
Global Bond Series II                      2009   9,500   20.84 to 15.37      176,112  2.05 to 0.45   11.74        14.62 to 12.8
                                           2008   9,374   18.18 to 13.62      154,496  2.05 to 0.45    0.58      (5.09) to (6.60)
                                           2007  12,099   19.15 to 14.58      212,896  2.05 to 0.45    7.11        8.85 to 7.29
                                           2006  11,018   17.60 to 12.67      182,700  2.05 to 0.45    0.00        4.60 to 1.36
                                           2005   8,123   16.83 to 13.23      132,346  2.05 to 0.45    4.05      (7.07) to (8.54)

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*       RATIO** HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Global Trust Series I                      2009   9,050  $14.26 to $12.37 $   157,234 1.90% to 0.45%   1.71%     30.78% to 28.90%
                                           2008   6,778   10.91 to 9.60       109,603  1.90 to 0.45    1.91     (39.82) to (40.69)
                                           2007   7,318   18.12 to 16.18      212,666  1.90 to 0.45    2.29       0.88 to (0.58)
                                           2006   8,922   33.14 to 15.13      260,712  1.90 to 0.45    1.35       19.78 to 18.06
                                           2005  10,732   27.93 to 12.80      264,521  1.90 to 0.45    1.27        10.22 to 8.64
Global Trust Series II                     2009   2,125   16.19 to 15.59       30,510  2.05 to 0.45    1.43       30.51 to 28.44
                                           2008   2,398   12.61 to 11.95       26,665  2.05 to 0.45    1.61     (39.91) to (40.87)
                                           2007   3,028   21.32 to 19.88       56,610  2.05 to 0.45    1.24       0.64 to (0.97)
                                           2006   1,911   21.61 to 18.43       35,849  2.05 to 0.45    1.20       19.56 to 17.66
                                           2005   2,039   18.35 to 15.60       32,214  2.05 to 0.45    1.07        10.00 to 8.26
Health Sciences Series I                   2009   2,244   19.75 to 17.17       40,345  1.90 to 0.45    0.00       31.22 to 29.33
                                           2008   2,673   15.05 to 13.28       37,029  1.90 to 0.45    0.00     (30.22) to (31.23)
                                           2007   3,480   21.57 to 19.31       69,811  1.90 to 0.45    0.00       17.14 to 15.45
                                           2006   4,163   18.41 to 13.39       72,020  1.90 to 0.45    0.00        7.89 to 6.34
                                           2005   4,903   17.07 to 15.73       79,469  1.90 to 0.45    0.00       12.14 to 10.53
Health Sciences Series II                  2009   2,553   21.31 to 20.04       47,857  2.05 to 0.45    0.00       30.96 to 28.89
                                           2008   2,876   16.27 to 15.55       41,778  2.05 to 0.45    0.00     (30.37) to (31.48)
                                           2007   3,394   23.36 to 22.69       71,855  2.05 to 0.45    0.00       16.91 to 15.05
                                           2006   3,954   19.98 to 13.38       72,848  2.05 to 0.45    0.00        7.68 to 5.98
                                           2005   4,467   18.66 to 15.95       77,355  2.05 to 0.45    0.00       11.92 to 10.15
High Income Series II                      2009   1,626   11.82 to 11.33       18,650  2.05 to 0.45   18.43        80.46 to 77.6
                                           2008     230    6.52 to 6.35         1,474  2.05 to 0.45   10.90     (43.84) to (44.73)
                                           2007      93   11.61 to 11.49        1,071  2.05 to 0.45    1.46      (7.12) to (8.11)
High Yield Series I                        2009   3,881   17.58 to 16.77       67,491  1.90 to 0.45   11.77       53.82 to 51.61
                                           2008   4,032   11.43 to 11.06       46,087  1.90 to 0.45    8.15     (29.84) to (30.85)
                                           2007   4,963   16.29 to 16.00       81,825  1.90 to 0.45   12.30       1.18 to (0.29)
                                           2006   7,027   17.23 to 13.27      116,074  1.90 to 0.45    6.60        9.87 to 6.18
                                           2005   8,853   15.83 to 13.31      134,654  1.90 to 0.45    5.33        3.23 to 1.75
High Yield Series II                       2009   5,174   19.76 to 16.88       90,802  2.05 to 0.45   13.15       53.66 to 51.23
                                           2008   4,362   12.86 to 11.16       50,595  2.05 to 0.45    8.02     (30.02) to (31.13)
                                           2007   3,942   18.37 to 16.21       66,768  2.05 to 0.45   11.87       0.90 to (0.71)
                                           2006   5,215   18.21 to 13.26       88,817  2.05 to 0.45    6.47        9.74 to 6.05
                                           2005   6,168   16.59 to 15.11       96,925  2.05 to 0.45    4.29        3.09 to 1.46
Income & Value Series I                    2009       0   13.18 to 9.79             0  1.90 to 0.45    0.32      (1.06) to (1.54)
                                           2008   8,495   13.32 to 9.94       144,360  1.90 to 0.45    2.90     (30.44) to (31.45)
                                           2007  10,865   19.15 to 14.50      267,191  1.90 to 0.45    3.92       0.65 to (0.80)
                                           2006  13,422   27.95 to 13.00      330,323  1.90 to 0.45    2.06        8.18 to 4.00
                                           2005  16,723   26.08 to 13.47      384,468  1.90 to 0.45    1.74        4.75 to 3.25
Income & Value Series II                   2009       0   11.42 to 11.01            0  2.05 to 0.45    0.29      (1.13) to (1.66)
                                           2008   4,009   11.56 to 11.20       42,340  2.05 to 0.45    2.70     (30.54) to (31.65)
                                           2007   5,130   16.64 to 16.38       78,943  2.05 to 0.45    3.64       0.45 to (1.15)
                                           2006   5,880   16.64 to 12.98       91,332  2.05 to 0.45    1.85        7.93 to 3.86
                                           2005   6,788   15.65 to 14.18       98,864  2.05 to 0.45    1.58        4.51 to 2.86
International Core Series I                2009   2,759   14.05 to 13.82       37,608  1.90 to 0.45    2.41       18.11 to 16.41
                                           2008   3,231   11.90 to 11.87       37,670  1.90 to 0.45    4.76     (38.90) to (39.78)
                                           2007   4,161   19.72 to 19.47       80,318  1.90 to 0.45    2.14        10.92 to 9.31
                                           2006   5,288   18.57 to 13.34       93,287  1.90 to 0.45    0.58        24.21 to 6.71
                                           2005   5,936   15.09 to 11.01       85,234  1.90 to 0.45    0.80       15.42 to 13.77

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME      TOTAL RETURN
SUBACCOUNT                                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
International Core Series II               2009   1,799  $19.32 to $16.51 $    26,618 2.05% to 0.45%   2.16%     17.99% to 16.12%
                                           2008   1,971   16.63 to 13.99       24,822  2.05 to 0.45    4.67     (39.05) to (40.02)
                                           2007   2,356   27.73 to 22.96       49,951  2.05 to 0.45    1.84        10.63 to 8.87
                                           2006   2,166   25.57 to 13.33       42,672  2.05 to 0.45    0.41        24.06 to 6.68
                                           2005   1,940   20.92 to 15.87       31,414  2.05 to 0.45    0.00       15.19 to 13.36
International Equity Index A Series I      2009     806   18.64 to 17.17       14,194  1.90 to 0.45   13.38       37.24 to 35.26
                                           2008     964   13.58 to 12.69       12,493  1.90 to 0.45    1.89     (44.80) to (45.59)
                                           2007   1,307   24.60 to 23.33       30,978  1.90 to 0.45    3.65       14.90 to 13.24
                                           2006   2,339   21.41 to 20.60       48,747  1.90 to 0.45    0.83       24.92 to 23.13
                                           2005   1,670   17.14 to 16.73       28,128  1.90 to 0.45    0.89       16.09 to 14.42
International Equity Index A Series II     2009     912   18.41 to 16.82       15,753  2.05 to 0.45   13.97       36.87 to 34.69
                                           2008     996   13.45 to 12.48       12,716  2.05 to 0.45    1.70     (44.89) to (45.77)
                                           2007   1,301   24.41 to 23.02       30,453  2.05 to 0.45    3.43       14.65 to 12.81
                                           2006   1,937   21.29 to 20.41       39,999  2.05 to 0.45    0.65       24.70 to 22.73
                                           2005   1,847   17.08 to 16.63       30,938  2.05 to 0.45    0.72       15.87 to 14.04
International Equity Index Series NAV      2009   2,431    9.88 to 9.72        23,976  2.05 to 1.40    3.74       36.87 to 35.99
                                           2008   2,852    7.22 to 7.15        20,583  2.05 to 1.40    2.60     (45.16) to (45.52)
                                           2007   3,272   13.17 to 13.12       43,122  2.05 to 1.40    1.91        5.44 to 4.99
International Small Cap Series I           2009       0   18.65 to 18.01            0  1.90 to 0.45    2.14       56.88 to 54.92
                                           2008   3,028   11.89 to 11.63       37,255  1.90 to 0.45    2.40     (53.19) to (53.87)
                                           2007   4,226   25.40 to 25.21      111,985  1.90 to 0.45    2.70        9.64 to 8.05
                                           2006   5,090   26.22 to 13.60      125,839  1.90 to 0.45    1.15        27.15 to 8.82
                                           2005   5,693   20.82 to 10.89      112,015  1.90 to 0.45    0.93        9.61 to 8.04
International Small Cap Series II          2009       0   21.89 to 20.50            0  2.05 to 0.45    1.88       56.77 to 54.61
                                           2008   1,815   14.16 to 13.08       20,949  2.05 to 0.45    2.17     (53.32) to (54.06)
                                           2007   2,477   30.83 to 28.02       63,091  2.05 to 0.45    2.40        9.40 to 7.66
                                           2006   2,156   28.74 to 13.59       52,297  2.05 to 0.45    1.01        26.98 to 8.76
                                           2005   2,140   22.97 to 19.13       41,886  2.05 to 0.45    0.25        9.38 to 7.65
International Small Company Series I       2009   3,936   12.28 to 12.26       48,283  1.90 to 0.45    0.78      (1.76) to (1.95)
International Small Company Series II      2009   2,329   12.28 to 12.25       28,557  2.05 to 0.45    0.77      (1.76) to (1.97)
International Value Series I               2009   8,033   19.02 to 18.15      133,409  1.90 to 0.45    2.12       35.16 to 33.22
                                           2008   9,996   14.07 to 13.62      124,275  1.90 to 0.45    3.17     (42.92) to (43.75)
                                           2007  13,413   24.65 to 24.22      295,227  1.90 to 0.45    4.19        9.03 to 7.45
                                           2006  17,751   22.78 to 14.14      361,944  1.90 to 0.45    1.87       29.01 to 13.12
                                           2005  21,037   17.88 to 15.65      335,774  1.90 to 0.45    0.63        10.05 to 8.47
International Value Series II              2009   6,734   22.43 to 20.25      123,005  2.05 to 0.45    1.97       34.98 to 32.84
                                           2008   7,623   16.88 to 15.00      104,997  2.05 to 0.45    3.07     (43.07) to (43.98)
                                           2007   9,361   30.14 to 26.35      231,324  2.05 to 0.45    3.64        8.86 to 7.13
                                           2006   9,830   28.23 to 14.11      228,099  2.05 to 0.45    1.69       28.69 to 12.92
                                           2005  10,598   22.27 to 17.84      194,292  2.05 to 0.45    0.60        9.81 to 8.08
Investment Quality Bond Series I           2009   8,811   22.23 to 16.56      156,994  1.90 to 0.45    5.32       11.94 to 10.33
                                           2008   5,071   19.86 to 15.01      103,084  1.90 to 0.45    6.59      (2.12) to (3.53)
                                           2007   5,274   20.29 to 15.56      120,393  1.90 to 0.45    8.94        5.73 to 4.20
                                           2006   6,261   30.98 to 13.03      136,834  1.90 to 0.45    6.21        4.34 to 1.62
                                           2005   7,772   30.30 to 14.70      167,181  1.90 to 0.45    5.80        1.80 to 0.34
Investment Quality Bond Series II          2009   8,375   17.98 to 14.48      135,967  2.05 to 0.45    5.56        11.7 to 9.92
                                           2008   6,302   16.09 to 13.17       92,405  2.05 to 0.45    5.85      (2.26) to (3.82)
                                           2007   8,639   16.47 to 13.69      130,926  2.05 to 0.45    8.68        5.44 to 3.76
                                           2006   7,917   15.62 to 13.00      115,907  2.05 to 0.45    5.20        4.16 to 1.27
                                           2005   5,017   15.18 to 13.03       73,033  2.05 to 0.45    4.65       1.57 to (0.04)

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Large Cap Value Series I                   2009   1,158  $18.56 to $16.85 $    20,019 1.90% to 0.45%   1.58%      10.14% to 8.56%
                                           2008   1,450   16.85 to 15.53       23,027  1.90 to 0.45    1.38     (36.20) to (37.12)
                                           2007   2,039   26.42 to 24.69       51,302  1.90 to 0.45    0.93        3.91 to 2.40
                                           2006   2,873   25.42 to 24.07       70,289  1.90 to 0.45    0.00        1.56 to 1.44
Large Cap Value Series II                  2009   1,134   18.45 to 16.58       19,357  2.05 to 0.45    1.42        9.86 to 8.12
                                           2008   1,229   16.79 to 15.34       19,316  2.05 to 0.45    1.24     (36.31) to (37.32)
                                           2007   1,608   26.36 to 24.47       40,131  2.05 to 0.45    0.61        3.71 to 2.06
                                           2006   2,246   25.42 to 23.98       54,673  2.05 to 0.45    0.30       15.24 to 13.41
                                           2005   3,950   22.06 to 21.14       84,616  2.05 to 0.45    0.00       14.75 to 12.93
Lifestyle Aggressive Series I              2009   6,570   14.29 to 13.77       95,283  1.90 to 0.45    1.03       35.02 to 33.08
                                           2008   7,208   10.58 to 10.35       78,078  1.90 to 0.45    1.64     (42.25) to (43.09)
                                           2007   9,206   18.33 to 18.19      175,525  1.90 to 0.45    9.29        8.06 to 6.50
                                           2006  12,038   18.82 to 13.07      214,082  1.90 to 0.45    7.68        14.94 to 4.58
                                           2005  11,604   16.53 to 12.90      181,451  1.90 to 0.45    1.89        10.14 to 8.56
Lifestyle Aggressive Series II             2009  12,202   17.67 to 16.54      178,414  2.05 to 0.45    0.85       34.85 to 32.71
                                           2008  12,730   13.32 to 12.27      140,031  2.05 to 0.45    1.49     (42.41) to (43.33)
                                           2007  14,689   23.50 to 21.30      285,280  2.05 to 0.45    9.17        7.92 to 6.20
                                           2006  16,596   22.21 to 12.99      309,161  2.05 to 0.45    7.66        14.67 to 3.93
                                           2005  16,739   19.66 to 16.33      277,178  2.05 to 0.45    1.85        9.98 to 8.24
Lifestyle Balanced Series I                2009  40,030   18.60 to 15.29      662,526  1.90 to 0.45    4.71       30.16 to 28.29
                                           2008  35,216   14.29 to 11.92      488,816  1.90 to 0.45    2.92     (31.61) to (32.60)
                                           2007  44,019   20.89 to 17.69      919,281  1.90 to 0.45    7.51        5.99 to 4.46
                                           2006  49,450   21.97 to 13.28      985,780  1.90 to 0.45    5.35        12.23 to 6.23
                                           2005  49,933   19.76 to 14.48      894,432  1.90 to 0.45    3.84        6.40 to 4.88
Lifestyle Balanced Series II               2009 611,485   16.63 to 11.30    9,123,269  2.05 to 0.35    4.44       30.02 to 27.83
                                           2008 536,639   13.01 to 8.69     6,354,575  2.05 to 0.35    3.27     (30.48) to (32.84)
                                           2007 485,069   20.05 to 19.37    8,669,581  2.05 to 0.45    7.41        5.78 to 4.10
                                           2006 381,237   18.96 to 0.00     6,683,427  2.05 to 0.45    4.88        12.00 to 5.60
                                           2005 257,276   16.92 to 15.98    4,150,374  2.05 to 0.45    3.23        6.33 to 4.64
Lifestyle Conservative Series I            2009  11,453   21.47 to 15.99      208,449  1.90 to 0.45    5.85       21.16 to 19.42
                                           2008   8,662   17.72 to 13.39      143,844  1.90 to 0.45    4.40     (15.95) to (17.16)
                                           2007   7,414   21.08 to 16.16      150,689  1.90 to 0.45    7.90        4.90 to 3.39
                                           2006   7,446   21.39 to 13.18      146,048  1.90 to 0.45    4.48        7.95 to 5.48
                                           2005   8,320   20.01 to 14.69      152,461  1.90 to 0.45    4.75        2.42 to 0.95
Lifestyle Conservative Series II           2009 133,572   15.23 to 12.60    2,071,302  2.05 to 0.35    5.98       21.01 to 18.98
                                           2008  89,201   12.80 to 10.41    1,171,315  2.05 to 0.35    5.44     (16.69) to (17.39)
                                           2007  40,759   17.39 to 15.49      653,822  2.05 to 0.45    7.84        4.70 to 3.03
                                           2006  29,039   16.61 to 13.11      454,533  2.05 to 0.45    4.40        7.64 to 4.85
                                           2005  24,907   15.43 to 14.19      368,418  2.05 to 0.45    4.40        2.35 to 0.73
Lifestyle Growth Series I                  2009  35,026   16.54 to 14.50      534,792  1.90 to 0.45    3.45       32.70 to 30.79
                                           2008  33,091   12.47 to 11.09      410,760  1.90 to 0.45    2.40     (36.89) to (37.80)
                                           2007  38,655   19.75 to 17.82      781,228  1.90 to 0.45    7.68        7.04 to 5.49
                                           2006  46,044   20.82 to 13.15      879,620  1.90 to 0.45    5.87        12.99 to 5.17
                                           2005  45,702   18.61 to 13.68      779,580  1.90 to 0.45    2.72        8.18 to 6.62
Lifestyle Growth Series II                 2009 783,017   17.07 to 10.78   11,149,868  2.05 to 0.35    3.24       32.48 to 30.25
                                           2008 739,885   13.11 to 8.14     8,170,434  2.05 to 0.35    2.53     (34.88) to (37.96)
                                           2007 667,867   20.56 to 21.12   12,027,024  2.05 to 0.45    7.35        6.77 to 5.07
                                           2006 501,635   20.18 to 13.07    8,845,509  2.05 to 0.45    5.15        12.77 to 4.55
                                           2005 277,283   19.16 to 16.14    4,520,493  2.05 to 0.45    2.26        8.02 to 6.31

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Lifestyle Moderate Series I                2009  13,923  $19.83 to $15.50 $   245,632 1.90% to 0.45%   4.95%     26.69% to 24.87%
                                           2008  12,359   15.65 to 12.41      188,774  1.90 to 0.45    3.72     (24.57) to (25.66)
                                           2007  14,006   20.75 to 16.70      290,199  1.90 to 0.45    7.68        4.82 to 3.30
                                           2006  15,205   21.79 to 13.22      303,646  1.90 to 0.45    4.56        9.92 to 5.73
                                           2005  15,526   20.01 to 14.61      283,418  1.90 to 0.45    4.06        3.69 to 2.20
Lifestyle Moderate Series II               2009 175,830   15.75 to 12.00    2,638,640  2.05 to 0.35    5.00       26.42 to 24.29
                                           2008 137,848   12.67 to 9.49     1,689,787  2.05 to 0.35    4.26     (24.06) to (25.90)
                                           2007 108,763   18.46 to 17.10    1,817,725  2.05 to 0.45    7.55        4.61 to 2.94
                                           2006  84,168   17.64 to 0.00     1,387,766  2.05 to 0.45    4.32        9.69 to 5.10
                                           2005  64,444   16.09 to 15.26      991,680  2.05 to 0.45    3.58        3.53 to 1.90
LMFC Core Equity Series I                  2009       0    6.24 to 6.18             0  1.55 to 0.80    2.55       -0.93 to -1.18
                                           2008      12    6.30 to 6.26            77  1.55 to 0.80   16.50     (49.60) to (49.93)
LMFC Core Equity Series II                 2009       0    6.63 to 6.12             0  2.05 to 0.45    1.63       -0.80 to -1.33
                                           2008   2,544    6.68 to 6.20        16,045  2.05 to 0.45   11.16     (54.79) to (55.52)
                                           2007   2,708   14.79 to 13.95       38,277  2.05 to 0.45    0.00      (6.48) to (7.98)
                                           2006   3,123   15.81 to 13.40       47,852  2.05 to 0.45    0.00        7.37 to 4.32
                                           2005   3,539   14.92 to 14.53       51,784  2.05 to 0.45    0.00        5.30 to 3.63
Marisco International Opportunities
Series II                                  2009   2,507   15.26 to 14.16       34,890  2.05 to 0.45    0.81       36.65 to 34.48
                                           2008   2,821   11.17 to 10.53       29,250  2.05 to 0.45    0.90     (50.88) to (51.67)
                                           2007   3,614   22.74 to 21.79       78,152  2.05 to 0.45    1.37       19.23 to 17.33
                                           2006   2,220   19.07 to 13.33       40,997  2.05 to 0.45    0.33        23.35 to 6.62
                                           2005     814   15.57 to 15.30       12,495  2.05 to 0.45    0.00       23.71 to 22.41
Mid Cap Index Series I                     2009   2,155   19.15 to 16.06       36,668  1.90 to 0.45    1.02       36.15 to 34.19
                                           2008   2,545   14.06 to 11.97       32,196  1.90 to 0.45    0.93     (36.70) to (37.62)
                                           2007   2,828   22.22 to 19.19       57,218  1.90 to 0.45    1.27        7.03 to 5.48
                                           2006   3,648   20.76 to 12.72       69,718  1.90 to 0.45    0.65        9.22 to 1.72
                                           2005   3,755   19.01 to 16.38       66,360  1.90 to 0.45    0.52        11.52 to 9.92
Mid Cap Index Series II                    2009   4,703   18.47 to 17.24       74,103  2.05 to 0.45    0.84       35.77 to 33.61
                                           2008   5,042   13.82 to 12.70       59,488  2.05 to 0.45    0.70     (36.81) to (37.82)
                                           2007   4,747   22.23 to 20.09       89,771  2.05 to 0.45    0.85        6.85 to 5.14
                                           2006   3,931   21.22 to 12.70       70,695  2.05 to 0.45    0.46       8.95 to (0.67)
                                           2005   3,338   19.77 to 16.37       55,886  2.05 to 0.45    0.34        11.29 to 9.53
Mid Cap Intersection Series I              2009       0    9.84 to 9.71             0  1.55 to 0.80    0.39       26.59 to 25.77
                                           2008       1    7.77 to 7.72             5  1.55 to 0.80    0.62     (37.81) to (38.23)
Mid Cap Intersection Series II             2009       0    8.46 to 8.13             0  2.05 to 0.45    0.52       26.92 to 25.17
                                           2008     379    6.67 to 6.49         2,482  2.05 to 0.45    0.00     (42.43) to (43.35)
                                           2007     183   11.59 to 11.46        2,103  2.05 to 0.45    0.00      (7.32) to (8.31)
Mid Cap Stock Series I                     2009  11,822   16.70 to 16.62      167,211  1.90 to 0.45    0.00       30.76 to 28.88
                                           2008  13,282   12.96 to 12.71      148,055  1.90 to 0.45    0.00     (44.02) to (44.83)
                                           2007  14,502   23.49 to 22.71      292,411  1.90 to 0.45    0.00       23.01 to 21.24
                                           2006  18,381   19.59 to 12.82      304,720  1.90 to 0.45    0.00        13.04 to 2.55
                                           2005  22,048   17.54 to 14.50      326,656  1.90 to 0.45    0.00       14.06 to 12.42

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Mid Cap Stock Series II                    2009   6,241  $19.57 to $19.35 $   107,670 2.05% to 0.45%   0.00%     30.46% to 28.39%
                                           2008   6,954   15.07 to 15.00       93,272  2.05 to 0.45    0.00     (44.12) to (45.01)
                                           2007   7,457   27.41 to 26.84      182,162  2.05 to 0.45    0.00       22.80 to 20.84
                                           2006   7,959   22.77 to 12.80      161,929  2.05 to 0.45    0.00        12.80 to 2.40
                                           2005   8,673   20.49 to 17.62      159,035  2.05 to 0.45    0.00       13.91 to 12.11
Mid Cap Value Series I                     2009       0   13.95 to 12.47            0  1.90 to 0.45    1.39        5.68 to 5.17
                                           2008   5,627   13.20 to 11.86       66,824  1.90 to 0.45    1.70     (39.31) to (40.19)
                                           2007   7,236   21.75 to 19.83      146,671  1.90 to 0.45    1.08       0.24 to (1.21)
                                           2006   9,675   21.70 to 20.07      197,760  1.90 to 0.45    0.72       11.77 to 10.16
                                           2005  12,360   19.41 to 18.22      228,346  1.90 to 0.45    0.45        7.52 to 5.98
Mid Cap Value Series II                    2009       0   13.56 to 12.88            0  2.05 to 0.45    1.29        5.63 to 5.07
                                           2008   6,017   12.91 to 12.19       68,824  2.05 to 0.45    1.50     (39.44) to (40.41)
                                           2007   7,511   21.66 to 20.14      143,553  2.05 to 0.45    0.74       0.05 to (1.55)
                                           2006   9,922   22.08 to 18.82      191,977  2.05 to 0.45    0.53        11.53 to 9.76
                                           2005  12,516   20.09 to 17.12      219,693  2.05 to 0.45    0.26        7.28 to 5.58
ML Global Allocation                       2009  69.918   25.40 to 14.84        1,080  1.90 to 1.40    1.78       19.37 to 18.77
                                           2008      80   21.39 to 12.43        1,038  1.90 to 1.40    1.95     (20.69) to (21.09)
                                           2007      91   27.10 to 15.67        1,520  1.90 to 1.40    2.46       15.19 to 14.61
                                           2006     124   23.90 to 13.61        1,771  1.90 to 1.40    2.42       14.74 to 14.17
                                           2005     139   20.89 to 11.86        1,742  1.90 to 0.45    2.29        8.83 to 8.28
Money Market Series I                      2009  15,261   16.36 to 12.61      240,290  1.90 to 0.45    0.22      (0.25) to (1.69)
                                           2008  22,608   16.40 to 12.83      365,001  1.90 to 0.45    1.73       1.31 to (0.16)
                                           2007  19,225   16.19 to 12.85      312,447  1.90 to 0.45    4.46        4.09 to 2.58
                                           2006  19,705   19.67 to 12.53      311,440  1.90 to 0.45    4.36        3.97 to 2.18
                                           2005  19,375   19.08 to 12.22      298,159  1.90 to 0.45    2.59        2.20 to 0.74
Money Market Series II                     2009  88,917   12.53 to 12.45    1,133,525  2.05 to 0.35    0.08      (0.27) to (1.95)
                                           2008 107,097   12.70 to 12.56    1,383,024  2.05 to 0.35    1.38       0.52 to (0.51)
                                           2007  33,634   13.80 to 12.76      434,277  2.05 to 0.45    4.23        3.88 to 2.22
                                           2006  24,354   13.28 to 12.42      305,880  2.05 to 0.45    4.20        3.77 to 2.04
                                           2005  17,145   12.80 to 12.14      209,983  2.05 to 0.45    2.46        2.00 to 0.38
Money Market Trust B Series NAV            2009   2,575   12.74 to 12.52       32,692  2.05 to 1.40    0.49      (0.92) to (1.56)
                                           2008   2,982   12.86 to 12.72       38,239  2.05 to 1.40    2.10        0.69 to 0.04
                                           2007   3,382   12.77 to 12.71       43,140  2.05 to 1.40    3.06        2.14 to 1.70
Mutual Shares Series I                     2009  11,608   10.59 to 10.44      122,736  1.55 to 0.80    2.01       26.32 to 25.38
                                           2008   2,191    8.38 to 8.33        18,360  1.55 to 0.80    2.97     (32.93) to (33.37)
Natural Resources Series II                2009   4,957   41.67 to 37.46      173,158  2.05 to 0.45    0.68       58.18 to 55.67
                                           2008   4,520   26.34 to 24.06      103,282  2.05 to 0.45    0.28     (51.93) to (52.70)
                                           2007   5,633   54.80 to 50.87      279,654  2.05 to 0.45    0.82       39.80 to 37.57
                                           2006   5,989   39.20 to 12.33      222,307  2.05 to 0.45    0.40       21.49 to (1.39)
                                           2005   6,124   32.27 to 30.93      191,797  2.05 to 0.45    0.00       45.76 to 43.46
Optimized All Cap Series II                2009   4,142   16.21 to 14.57       62,407  2.05 to 0.45    1.17       27.45 to 25.42
                                           2008   4,771   12.72 to 11.62       57,017  2.05 to 0.45    0.62     (43.50) to (44.40)
                                           2007   5,614   22.52 to 20.90      120,043  2.05 to 0.45    0.87        3.10 to 1.46
                                           2006     157   21.84 to 20.60        3,294  2.05 to 0.45    0.78       14.39 to 12.58
                                           2005     162   19.09 to 18.30        3,011  2.05 to 0.45    0.77        7.88 to 6.17

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Optimized Value Series II                  2009     969  $13.00 to $11.87 $    11,846 2.05% to 0.45%   1.88%     23.95% to 21.98%
                                           2008   1,107   10.49 to 9.74        11,037  2.05 to 0.45    2.09     (41.63) to (42.56)
                                           2007   1,358   17.97 to 16.95       23,442  2.05 to 0.45    1.02      (5.82) to (7.32)
                                           2006     278   19.08 to 18.29        5,139  2.05 to 0.45    1.46       20.51 to 18.60
                                           2005     193   15.83 to 15.42        3,000  2.05 to 0.45    0.00        8.33 to 6.61
Pacific Rim Series I                       2009   1,717   18.59 to 17.66       20,228  1.90 to 0.45    1.05       31.73 to 29.83
                                           2008   2,021   14.11 to 13.60       18,180  1.90 to 0.45    1.42     (40.28) to (41.15)
                                           2007   2,850   23.63 to 23.12       43,926  1.90 to 0.45    1.79        8.65 to 7.08
                                           2006   3,952   21.82 to 12.26       55,902  1.90 to 0.45    0.94       10.55 to (1.94)
                                           2005   4,878   19.99 to 12.17       63,116  1.90 to 0.45    0.86       25.19 to 23.39
Pacific Rim Series II                      2009   1,249   22.56 to 19.01       21,147  2.05 to 0.45    0.86       31.35 to 29.27
                                           2008   1,096   17.45 to 14.48       14,433  2.05 to 0.45    1.14     (40.36) to (41.31)
                                           2007   1,748   29.74 to 24.27       39,753  2.05 to 0.45    1.49        8.35 to 6.62
                                           2006   1,839   27.99 to 12.26       39,724  2.05 to 0.45    0.74       10.42 to (1.95)
                                           2005   2,335   25.73 to 19.24       46,964  2.05 to 0.45    0.68       24.86 to 22.89
PIM Classic Value Series II                2009       0    7.82 to 7.22             0  2.05 to 0.45    1.12      (4.13) to (4.64)
                                           2008   1,238    8.15 to 7.57         9,431  2.05 to 0.45    1.54     (45.92) to (46.79)
                                           2007   1,439   15.08 to 14.22       20,614  2.05 to 0.45    1.20     (13.20) to (14.58)
                                           2006   2,037   17.37 to 13.72       34,189  2.05 to 0.45    1.10        15.32 to 9.74
                                           2005   1,023   15.07 to 14.67       15,129  2.05 to 0.45    0.46        8.73 to 7.01
PIMCO All Asset                            2009   1,526   16.57 to 15.14       23,774  2.05 to 0.45    6.80       20.77 to 18.85
                                           2008   1,542   13.72 to 12.74       20,097  2.05 to 0.45    5.31     (16.55) to (17.88)
                                           2007   1,761   16.44 to 15.51       27,809  2.05 to 0.45    6.56        7.51 to 5.80
                                           2006   2,705   15.30 to 14.66       40,167  2.05 to 0.45    4.68        3.89 to 2.25
                                           2005   3,798   14.72 to 14.34       54,870  2.05 to 0.45    4.50        5.47 to 3.80
Real Estate Securities Series I            2009   2,091   22.75 to 20.62       48,549  1.90 to 0.45    3.38       29.59 to 27.72
                                           2008   2,584   17.55 to 16.15       46,813  1.90 to 0.45    3.13     (39.70) to (40.57)
                                           2007   3,404   29.11 to 27.17      103,497  1.90 to 0.45    2.61     (15.99) to (17.21)
                                           2006   5,075   38.25 to 15.69      185,688  1.90 to 0.45    1.79       37.49 to 25.49
                                           2005   5,752   28.08 to 24.21      154,631  1.90 to 0.45    2.04        11.35 to 9.75
Real Estate Securities Series II           2009   3,297   21.53 to 18.61       62,000  2.05 to 0.45    3.26       29.46 to 27.40
                                           2008   3,569   16.63 to 14.60       53,641  2.05 to 0.45    2.88     (39.85) to (40.81)
                                           2007   4,179   27.65 to 24.67      106,983  2.05 to 0.45    2.10     (16.15) to (17.49)
                                           2006   4,890   33.50 to 15.66      153,620  2.05 to 0.45    1.58       37.20 to 25.32
                                           2005   5,075   24.71 to 22.15      119,047  2.05 to 0.45    1.56        11.15 to 9.40


         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Real Return Bond Series II                 2009   5,613  $16.42 to $14.76 $    85,502 2.05% to 0.45%      9%     18.69% to 16.81%
                                           2008   5,990   13.84 to 12.64       77,729  2.05 to 0.45    0.55     (11.94) to (13.34)
                                           2007   5,983   15.71 to 14.58       89,176  2.05 to 0.45    6.36        10.59 to 8.83
                                           2006   7,163   14.21 to 13.40       97,633  2.05 to 0.45    2.44      (0.26) to (1.83)
                                           2005   9,320   14.25 to 13.65      128,756  2.05 to 0.45    0.13       0.76 to (0.83)
Science & Technology Series I              2009   9,847   11.97 to 9.36       108,495  1.90 to 0.45    0.00       63.75 to 61.39
                                           2008  11,304    7.31 to 5.80        77,390  1.90 to 0.45    0.00     (44.70) to (45.50)
                                           2007  14,544   13.22 to 10.64      183,287  1.90 to 0.45    0.00       19.03 to 17.30
                                           2006  19,135   12.90 to 4.53       208,202  1.90 to 0.45    0.00        5.05 to 1.31
                                           2005  24,225   12.40 to 4.37       253,761  1.90 to 0.45    0.00        1.62 to 0.17
Science & Technology Series II             2009   3,709   16.79 to 16.04       51,365  2.05 to 0.45    0.00       63.40 to 60.81
                                           2008   3,149   10.44 to 9.81        27,165  2.05 to 0.45    0.00     (44.79) to (45.67)
                                           2007   4,023   19.21 to 17.77       63,303  2.05 to 0.45    0.00       18.73 to 16.84
                                           2006   4,062   16.51 to 11.23       54,950  2.05 to 0.45    0.00        4.90 to 1.16
                                           2005   4,293   15.97 to 10.83       55,872  2.05 to 0.45    0.00       1.37 to (0.24)
Scudder Fixed Income                       2009       0   11.92 to 11.07            0  2.05 to 1.40    8.02        6.55 to 5.95
                                           2008   2,614   11.19 to 10.45       28,914  2.05 to 1.40    6.93     (20.83) to (21.34)
                                           2007   3,489   14.13 to 13.28       48,823  2.05 to 1.40    4.22        2.30 to 1.63
                                           2006   4,405   13.82 to 13.07       60,299  2.05 to 1.40    3.32        2.45 to 1.79
                                           2005   4,911   13.48 to 12.84       65,750  2.05 to 1.40    3.04       0.44 to (0.21)
Small Cap Index Series I                   2009   1,130   14.38 to 12.50       15,815  1.90 to 0.45    0.80       26.08 to 24.26
                                           2008   1,375   12.16 to 11.57       15,410  1.90 to 0.45    1.23     (34.01) to (34.96)
                                           2007   1,722   17.80 to 12.50       29,608  1.90 to 0.45    1.63      (2.61) to (4.02)
                                           2006   2,274   18.92 to 17.47       40,548  1.90 to 0.45    0.52       17.08 to 15.40
                                           2005   2,798   16.21 to 12.50       43,031  1.90 to 0.45    0.55        3.43 to 1.94
Small Cap Index Series II                  2009   4,053   17.19 to 15.67       58,966  2.05 to 0.45    0.61       25.78 to 23.78
                                           2008   4,455   13.88 to 12.46       52,121  2.05 to 0.45    1.03     (34.13) to (35.18)
                                           2007   5,338   21.42 to 18.91       95,874  2.05 to 0.45    0.90      (2.79) to (4.34)
                                           2006   2,385   22.48 to 18.19       44,538  2.05 to 0.45    0.34       16.82 to 14.97
                                           2005   2,869   19.53 to 15.80       46,392  2.05 to 0.45    0.35        3.24 to 1.60
Small Cap Opportunities Series I           2009   1,686   18.12 to 16.45       28,464  1.90 to 0.45    0.00       33.26 to 31.34
                                           2008   2,041   13.60 to 12.53       26,145  1.90 to 0.45    2.31     (42.39) to (43.23)
                                           2007   2,602   23.61 to 22.06       58,486  1.90 to 0.45    1.89      (8.08) to (9.41)
                                           2006   3,561   25.68 to 24.35       88,037  1.90 to 0.45    0.73        9.96 to 8.38
                                           2005   4,571   23.35 to 22.47      103,817  1.90 to 0.45    0.00       17.10 to 15.97
Small Cap Opportunities Series II          2009   1,672   17.95 to 16.14       26,864  2.05 to 0.45    0.00       33.00 to 30.89
                                           2008   1,805   13.50 to 12.33       22,321  2.05 to 0.45    2.10     (42.51) to (43.43)
                                           2007   2,158   23.48 to 21.79       47,273  2.05 to 0.45    1.53      (8.22) to (9.69)
                                           2006   2,749   25.58 to 12.24       66,874  2.05 to 0.45    0.55       9.70 to (2.06)
                                           2005   3,283   23.32 to 22.35       74,178  2.05 to 0.45    0.00        7.13 to 5.43

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Small Cap Value Focus                      2009     167  $51.13 to $13.39 $     4,610 1.90% to 1.40%   0.49%     26.46% to 25.83%
                                           2008     225   40.43 to 10.64        4,838  1.90 to 1.40    0.49     (41.03) to (41.33)
                                           2007     299   68.56 to 18.13       11,280  1.90 to 1.40    0.12      (2.42) to (2.91)
                                           2006     362   70.26 to 18.68       14,990  1.90 to 1.40    0.11       11.11 to 10.56
                                           2005     439   63.24 to 16.89       16,487  1.90 to 1.40    0.82        8.71 to 8.17
Small Company Value Series I               2009   3,877   22.46 to 19.37       80,022  1.90 to 0.45    0.37       27.11 to 25.28
                                           2008   4,835   17.67 to 15.46       79,388  1.90 to 0.45    0.68     (27.38) to (28.43)
                                           2007   6,599   24.33 to 21.61      150,842  1.90 to 0.45    0.15      (1.64) to (3.07)
                                           2006   9,133   24.91 to 12.53      214,490  1.90 to 0.45    0.07        14.90 to 0.21
                                           2005  11,133   21.97 to 19.68      229,830  1.90 to 0.45    0.28        6.55 to 5.03
Small Company Value Series II              2009   4,564   18.98 to 18.73       78,532  2.05 to 0.45    0.23       26.90 to 24.89
                                           2008   5,166   15.20 to 14.76       71,273  2.05 to 0.45    0.47     (27.54) to (28.70)
                                           2007   6,481   21.32 to 20.37      125,798  2.05 to 0.45    0.00      (1.85) to (3.42)
                                           2006   8,527   22.15 to 12.51      172,275  2.05 to 0.45    0.00        14.69 to 0.07
                                           2005   9,975   19.61 to 17.17      178,396  2.05 to 0.45    0.07        6.30 to 4.62
Smaller Company Growth Series I            2009   2,847   13.14 to 13.12       37,391  1.90 to 0.45    0.00        5.16 to 4.96
Smaller Company Growth Series II           2009   1,649   13.14 to 13.11       21,623  2.05 to 0.45    0.00        5.09 to 4.87
Strategic Bond Series I                    2009   3,627   20.22 to 16.22       73,892  1.90 to 0.45    8.12       22.86 to 21.09
                                           2008   3,957   16.46 to 13.40       66,522  1.90 to 0.45    6.35     (16.46) to (17.66)
                                           2007   5,699   19.70 to 16.27      115,931  1.90 to 0.45    9.20      (0.61) to (2.04)
                                           2006   6,540   21.83 to 13.31      135,033  1.90 to 0.45    6.82        6.60 to 5.05
                                           2005   7,848   20.68 to 15.81      153,903  1.90 to 0.45    2.90        2.44 to 0.77
Strategic Bond Series II                   2009   4,336   17.20 to 13.70       67,515  2.05 to 0.45    8.09       22.57 to 20.63
                                           2008   3,983   14.03 to 11.36       51,326  2.05 to 0.45    6.51     (16.67) to (18.00)
                                           2007   5,439   16.84 to 13.85       85,480  2.05 to 0.45    8.82      (0.71) to (2.29)
                                           2006   6,041   16.96 to 13.29       97,092  2.05 to 0.45    6.78        6.42 to 4.70
                                           2005   6,546   16.53 to 13.54      100,163  2.05 to 0.45    2.00        1.98 to 0.37
Strategic Income Series II                 2009     768   17.11 to 15.63       12,305  2.05 to 0.45    6.37       25.87 to 23.87
                                           2008     711   13.59 to 12.62        9,164  2.05 to 0.45    9.38      (9.18) to (10.62)
                                           2007   1,038   14.97 to 14.11       14,897  2.05 to 0.45    1.82        5.06 to 3.38
                                           2006   1,264   14.25 to 13.65       17,467  2.05 to 0.45    2.95        3.40 to 1.77
                                           2005   1,096   13.78 to 13.42       14,810  2.05 to 0.45    4.44       1.54 to (0.07)
T Rowe Price Mid Value Series I            2009   5,578   15.84 to 14.80       84,585  1.90 to 0.45    0.45       35.03 to 33.73
T Rowe Price Mid Value Series II           2009   6,142   15.82 to 14.68       92,029  2.05 to 0.45    0.35       45.36 to 43.05
                                           2008     700   10.89 to 10.26        7,325  2.05 to 0.45    0.92     (35.17) to (36.21)
                                           2007     890   16.79 to 16.09       14,516  2.05 to 0.45    1.68      (0.15) to (1.74)
                                           2006     938   16.82 to 16.38       15,484  2.05 to 0.45    0.06       19.51 to 17.62
                                           2005     334   14.07 to 13.92        4,662  2.05 to 0.45    0.00       12.56 to 11.37
Total Bond Market Trust A Series II        2009      64   13.63 to 12.35          869  2.05 to 1.20    2.31       2.10 to (1.19)
                                           2008      67   13.49 to 13.35          906  2.05 to 1.40    2.29        4.05 to 3.37
                                           2007      35   12.97 to 12.91          459  2.05 to 1.40    2.75        3.74 to 3.29
Total Bond Market Trust A - Series NAV     2009   2,361   12.99 to 12.93       30,655  1.55 to 0.80    5.95        3.94 to 3.43
Total Return Series I                      2009  12,463   23.01 to 17.81      250,132  1.90 to 0.45    3.98       13.08 to 11.46
                                           2008  13,162   20.35 to 15.98      237,527  1.90 to 0.45    4.71        2.30 to 0.83
                                           2007  14,285   19.89 to 15.85      254,967  1.90 to 0.45    7.40        8.00 to 6.44
                                           2006  17,147   18.42 to 12.93      286,638  1.90 to 0.45    3.54        3.58 to 1.65
                                           2005  20,828   17.86 to 14.65      340,882  1.90 to 0.45    2.43        2.02 to 0.55
Total Return Series II                     2009  17,776   19.02 to 15.43      306,156  2.05 to 0.45    3.94       12.85 to 11.06
                                           2008  15,080   16.85 to 13.90      233,587  2.05 to 0.45    4.73        2.14 to 0.51
                                           2007  13,300   16.50 to 13.83      204,912  2.05 to 0.45    7.15        7.79 to 6.07
                                           2006  14,890   15.31 to 12.91      215,790  2.05 to 0.45    3.36        3.44 to 1.33
                                           2005  17,548   14.87 to 12.86      249,888  2.05 to 0.45    2.02        1.79 to 0.18


         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Total Stock Market Index Series I          2009   1,289  $12.11 to $11.36 $    13,420 1.90% to 0.45%   1.60%     28.29% to 26.44%
                                           2008   1,405    9.57 to 8.85        11,555  1.90 to 0.45    1.46     (37.48) to (38.39)
                                           2007   1,875   15.54 to 14.16       24,997  1.90 to 0.45    2.16        4.70 to 3.19
                                           2006   2,366   15.22 to 12.49       30,453  1.90 to 0.45    1.00       14.78 to 13.13
                                           2005   2,761   13.43 to 11.01       31,292  1.90 to 0.45    1.15        5.22 to 3.71
Total Stock Market Index Series II         2009   3,056   15.37 to 14.88       41,686  2.05 to 0.45    1.40       27.95 to 25.92
                                           2008   3,348   12.21 to 11.63       36,104  2.05 to 0.45    1.29     (37.57) to (38.57)
                                           2007   4,118   19.87 to 18.63       71,822  2.05 to 0.45    1.16        4.51 to 2.84
                                           2006   1,796   19.39 to 16.20       30,203  2.05 to 0.45    0.86       14.58 to 12.76
                                           2005   2,109   17.18 to 14.30       31,196  2.05 to 0.45    0.89        4.94 to 3.28
U.S. Government Securities Series I        2009   4,726   19.45 to 14.39       95,868  1.90 to 0.45    2.93        7.90 to 6.35
                                           2008   5,539   18.02 to 13.53      105,228  1.90 to 0.45    3.70      (1.85) to (3.27)
                                           2007   6,153   18.36 to 13.99      120,828  1.90 to 0.45    8.16        2.68 to 1.20
                                           2006   7,000   23.58 to 12.99      136,847  1.90 to 0.45    5.14        4.09 to 2.43
                                           2005   9,009   22.91 to 13.49      170,764  1.90 to 0.45    1.87       1.12 to (0.33)
U.S. Government Securities Series II       2009   6,154   15.46 to 13.02       86,991  2.05 to 0.45    2.89        7.74 to 6.03
                                           2008   6,098   14.35 to 12.28       81,097  2.05 to 0.45    3.94      (2.08) to (3.64)
                                           2007   5,108   14.66 to 12.75       70,264  2.05 to 0.45    7.87        2.46 to 0.83
                                           2006   5,486   14.31 to 12.64       74,548  2.05 to 0.45    5.01        4.01 to 2.08
                                           2005   6,759   14.23 to 12.39       89,588  2.05 to 0.45    1.44       1.00 to (0.60)
U.S. High Yield Series II                  2009     408   16.54 to 15.35        6,401  2.05 to 0.45   0.098       45.72 to 43.41
                                           2008     189   11.35 to 10.70        2,055  2.05 to 0.45    6.50     (21.41) to (22.66)
                                           2007     152   14.44 to 13.84        2,124  2.05 to 0.45   10.08        2.22 to 0.59
                                           2006     183   14.12 to 13.75        2,539  2.05 to 0.45    3.30        8.97 to 7.25
                                           2005      99   13.05 to 12.82        1,271  2.05 to 0.45    0.00        3.69 to 2.60
U.S. Large Cap Value Series I              2009       0    9.13 to 8.33             0  1.90 to 0.45    0.64      (0.87) to (1.35)
                                           2008  10,546    9.21 to 8.45        93,284  1.90 to 0.45    2.16     (39.16) to (40.04)
                                           2007  13,858   15.14 to 14.09      203,733  1.90 to 0.45    1.06      (0.79) to (2.23)
                                           2006  18,403   15.26 to 12.93      275,659  1.90 to 0.45    0.59        10.16 to 3.44
                                           2005  23,451   15.27 to 12.69      321,910  1.90 to 0.45    0.44        5.34 to 3.83
U.S. Large Cap Value Series II             2009       0   10.52 to 10.16            0  2.05 to 0.45    0.62      (0.96) to (1.49)
                                           2008   4,425   10.68 to 10.26       41,217  2.05 to 0.45    2.07     (39.28) to (40.24)
                                           2007   5,042   17.87 to 16.89       78,592  2.05 to 0.45    0.73      (0.97) to (2.55)
                                           2006   6,320   18.40 to 12.91      101,074  2.05 to 0.45    0.41        9.86 to 3.26
                                           2005   7,796   17.00 to 14.14      114,793  2.05 to 0.45    0.12        5.25 to 3.59
UBS Large Cap Series I                     2009  10,814   12.48 to 11.67      129,172  1.90 to 0.45    1.92       30.26 to 28.38
                                           2008  12,717    9.58 to 9.09       117,779  1.90 to 0.45    1.31     (39.79) to (40.66)
                                           2007  15,761   15.92 to 15.32      244,826  1.90 to 0.45    0.52      (5.24) to (6.17)
UBS Large Cap Series II                    2009     790   12.41 to 11.52        9,291  2.05 to 0.45    1.72       29.96 to 27.90
                                           2008     932    9.55 to 9.01         8,533  2.05 to 0.45    1.09     (39.95) to (40.90)
                                           2007   1,178   15.90 to 15.24       18,167  2.05 to 0.45    0.59       0.81 to (0.79)
                                           2006     112   15.78 to 15.36        1,733  2.05 to 0.45    0.21       13.64 to 11.84
                                           2005      61   13.98 to 13.74          835  2.05 to 0.45    0.00        11.05 to 9.88
Utilities Series I                         2009   1,410   19.40 to 19.15       24,792  1.90 to 0.45    4.66       33.17 to 31.25
                                           2008   1,675   14.78 to 14.38       22,339  1.90 to 0.45    2.42     (38.92) to (39.81)
                                           2007   2,640   24.56 to 23.54       58,247  1.90 to 0.45    1.91       26.83 to 24.99
                                           2006   3,127   19.86 to 17.19       54,992  1.90 to 0.45    2.27       30.42 to 28.55
                                           2005   3,528   15.42 to 13.36       48,052  1.90 to 0.45    0.44       16.30 to 14.63
Utilities Series II                        2009   1,087   29.17 to 27.19       28,487  2.05 to 0.45    4.54       32.87 to 30.76
                                           2008   1,290   21.95 to 20.79       25,714  2.05 to 0.45    2.18     (39.01) to (39.98)
                                           2007   1,984   35.99 to 34.64       65,472  2.05 to 0.45    1.64       26.53 to 24.51
                                           2006   2,219   28.45 to 24.79       58,597  2.05 to 0.45    2.10       30.18 to 28.12
                                           2005   2,375   21.85 to 19.27       48,680  2.05 to 0.45    0.29       16.04 to 14.20

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2009

6. UNIT VALUES-- (CONTINUED)

                                                           AT DECEMBER 31,             FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                                ------------------------------------- ----------------------------------------------
                                                                                        EXPENSE      INVESTMENT
                                                 UNITS   UNIT FAIR VALUE     ASSETS   RATIO HIGHEST    INCOME       TOTAL RETURN
                SUBACCOUNT                 YEAR (000S)  HIGHEST TO LOWEST    (000S)    TO LOWEST*      RATIO**  HIGHEST TO LOWEST***
------------------------------------------ ---- ------- ----------------- ----------- -------------  ---------- --------------------
Value Series I                             2009   5,781  $20.14 to $15.58 $    99,043 1.90% to 0.45%   1.36%     40.55% to 38.52%
                                           2008   4,528   14.33 to 11.25       67,974  1.90 to 0.45    1.00     (41.14) to (41.99)
                                           2007   5,824   24.34 to 19.39      154,363  1.90 to 0.45    1.33        7.73 to 6.17
                                           2006   7,252   27.46 to 13.65      180,671  1.90 to 0.45    0.38        20.50 to 9.20
                                           2005   8,521   23.01 to 15.37      177,720  1.90 to 0.45    0.62       12.05 to 10.45
Value Series II                            2009   1,798   20.25 to 18.02       28,922  2.05 to 0.45    1.12       40.16 to 37.94
                                           2008   2,060   14.68 to 12.86       24,021  2.05 to 0.45    0.79     (41.22) to (42.16)
                                           2007   2,511   25.39 to 21.87       50,705  2.05 to 0.45    1.00        7.52 to 5.80
                                           2006   2,811   24.08 to 13.63       54,277  2.05 to 0.45    0.20        20.26 to 9.04
                                           2005   2,596   20.33 to 16.05       42,338  2.05 to 0.45    0.42       11.85 to 10.08
Wellington Small Cap Growth Series I       2009       8   11.07 to 10.91           86  1.55 to 0.80    0.00       33.51 to 32.51
                                           2008       2    8.29 to 8.23            17  1.55 to 0.80    0.00     (33.69) to (34.13)
Wellington Small Cap Growth Series II      2009   2,052   16.31 to 15.13       30,671  2.05 to 0.45    0.00       33.82 to 31.70
                                           2008   2,215   12.18 to 11.49       25,137  2.05 to 0.45    0.00     (40.07) to (41.03)
                                           2007   1,950   20.33 to 19.48       37,591  2.05 to 0.45    0.00       13.26 to 11.45
                                           2006   1,718   17.95 to 12.40       29,891  2.05 to 0.45    0.00       12.71 to (0.81)
                                           2005   1,169   16.04 to 15.76       18,480  2.05 to 0.45    0.00       27.41 to 26.07
Wellington Small Cap Value Series I        2009      19   12.48 to 12.30          241  1.55 to 0.80    0.95       27.63 to 26.67
                                           2008       1    9.78 to 9.71             8  1.55 to 0.80    4.41     (21.77) to (22.29)
Wellington Small Cap Value Series II       2009   2,611   15.38 to 14.27       37,414  2.05 to 0.45    0.40       27.81 to 25.78
                                           2008   3,964   12.03 to 11.35       45,279  2.05 to 0.45    1.00     (26.60) to (27.77)
                                           2007   4,136   16.39 to 15.71       65,291  2.05 to 0.45    0.56      (3.57) to (5.11)
                                           2006   4,012   17.00 to 13.58       66,826  2.05 to 0.45    0.00        18.50 to 8.65
                                           2005   2,337   14.45 to 14.20       33,286  2.05 to 0.45    0.00       14.78 to 13.57
Wells Capital Core Bond Series II          2009     792   15.33 to 14.23       11,527  2.05 to 0.45    2.12        9.12 to 7.38
                                           2008     628   14.05 to 13.25        8,460  2.05 to 0.45    7.75        2.68 to 1.05
                                           2007     273   13.68 to 13.11        3,624  2.05 to 0.45    7.22        5.58 to 3.90
                                           2006     117   12.96 to 12.62        1,494  2.05 to 0.45    2.11        3.15 to 1.52
                                           2005      56   12.65 to 12.43          699  2.05 to 0.45    0.00       0.50 to (0.56)


* These amounts represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Portfolio are excluded.

** These amounts represent the annualized distributions from net investment income received by the subaccount from the underlying Portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policyholder accounts either through the reductions in the unit values or the redemptions of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying Portfolio in which the subaccounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options indicated in footnote 1 with a date notation, if any, denote the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. For closed sub-accounts, the total return is calculated from the beginning of the reporting period to the date the sub-account closed. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                               DECEMBER 31, 2009

7. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

8. SUBSEQUENT EVENTS

In accordance with the provision set forth in ASC 855 "Subsequent Events" ("ASC855") formerly known as FAS 165, "Subsequent Events," Management has evaluated the possibility of subsequent events existing in the Account's financial statements through the date the financial statements were issued and has determined that no events have occurred that require additional disclosure.

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES


DATE OF CHANGE       OLD NAME                                   NEW NAME
--------------       --------                                   --------
October 1, 1997      NASL Variable Account                      The Manufacturers Life Insurance Company
                                                                of North America Separate Account A

October 1, 1997      North American Security Life Insurance     The Manufacturers Life Insurance Company
                     Company                                    of North America

November 1, 1997     NAWL Holding Co., Inc.                     Manulife-Wood Logan Holding Co., Inc.

September 24, 1999   Wood Logan Associates, Inc.                Manulife Wood Logan, Inc.

January 1, 2005      The Manufacturers Life Insurance Company   John Hancock Life Insurance Company (U.S.A.)
                     (U.S.A.) Separate Account A                Separate Account A

January 1, 2005      The Manufacturers Life Insurance Company   John Hancock Life Insurance Company (U.S.A.)
                     (U.S.A.)

January 1, 2005      Manulife Financial Securities LLC          John Hancock Distributors LLC

January 1, 2005      Manufacturers Securities Services, LLC     John Hancock Investment Management Services, LLC


On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                    * * * * *

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements


          (1) Financial Statements of the Registrant, John Hancock Life Insurance Company (U.S.A.) Separate Account H. [FILED HEREWITH]



          (2) Financial Statements of the Depositor, John Hancock Life Insurance Company (U.S.A.). [FILED HEREWITH]


     (b)  Exhibits

          (1) (i) Resolution of the Board of Directors of Manufacturers Life Insurance Company (U.S.A.) establishing The Manufacturers Life Insurance Company Separate Account H - Incorporated by reference to Exhibit (1)(i) to pre-effective amendment no. 1 to the registration statement, file number 333-70728, filed January 2, 2002.

          (2) Agreements for custody of securities and similar investments - Not Applicable.

          (3) (i) Underwriting Agreement dated August 10, 1995-- Incorporated by reference to Exhibit (b)(3)(i) to Form N-4, file number 033-76162, filed February 25, 1998.

               (ii) Distribution and Servicing Agreement dated February 17,
                    2009, incorporated by reference to Exhibit 24(b)(3)(ii) to Post-Effective Amendment No. 31 to Registration Statement, File No. 333-70728, filed on April 30, 2009.

               (iii) General Agent and Broker Dealer Selling Agreement,
                    incorporated by reference to Exhibit 24(b)(3)(iii) to Post-Effective Amendment No. 31 to Registration Statement, File No. 333-70728, filed on April 30, 2009.

               (iv) Form of Amendment to General Agent and Broker-Dealer Selling
                    Agreement (amended with respect to GIFL Rollover Annuity and IRA Rollover Program), incorporated by reference to Exhibit 24(b)(3)(v) to Pre-Effective Amendment No. 1 to this Registration Statement, File No. 333-149421, filed on June 30, 2008.


          (4) (i) Form of Specimen Single Payment Individual Deferred Variable Annuity Contract, Non-Participating for Venture 200.10 - incorporated by reference to Exhibit 24(b)(4)(i) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (ii) Specifications Pages for Venture 200.10 for Roth IRA -
                    incorporated by reference to Exhibit 24(b)(4)(ii) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (iii) Specifications Pages for Venture 200.10 for traditional IRA
                    - incorporated by reference to Exhibit 24(b)(4)(iii) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (iv) Form of Specimen Single Payment Individual Deferred Variable
                    Annuity Contract, Non-Participating for Venture 201.10 - incorporated by reference to Exhibit 24(b)(4)(iv) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (v) Specifications Pages for Venture 201.10 for Roth IRA - incorporated by reference to Exhibit 24(b)(4)(v) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (vi) Specifications Pages for Venture 201.10 for traditional IRA
                    - incorporated by reference to Exhibit 24(b)(4)(vi) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (vii) Form of Specimen Single Payment Individual Deferred
                    Variable Annuity Contract, Non-Participating for Venture
                    202.10 - incorporated by reference to Exhibit 24(b)(4)(vii) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (viii) Specifications Pages for Venture 202.10 for Roth IRA -
                    incorporated by reference to Exhibit 24(b)(4)(viii) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



               (ix) Specifications Pages for Venture 202.10 for traditional IRA
                    - incorporated by reference to Exhibit 24(b)(4)(ix) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.



          (5) Form of Specimen Application for Flexible Purchase Payment (for GIFL Rollover) or Single Payment (for GIFL Select IRA Rollover) Individual Deferred Variable Annuity Contract, Non-Participating
               - incorporated by reference to Exhibit 24(b)(5) to this initial Registration Statement, File No. 333-167019, filed on May 21, 2010.


          (6) (i) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.), incorporated by reference to Exhibit A(6) to Registration Statement on Form S-6, File No. 333-41814, filed on July 20, 2000.

               (ii) Certificate of Amendment to Certificate of Incorporation of
                    the Company, Name Change July 1984, incorporated by reference to Exhibit (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed on November 14, 1997.

               (iii) Certificate of Amendment to Certificate of Incorporation of
                    the Company changing its name to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005, incorporated by reference to Exhibit (b)(6)(iii) to Registration Statement, File No. 333-70728, filed on May 1, 2007.

               (iv) Amended and Restated By-laws of John Hancock Life Insurance
                    Company (U.S.A.) effective June 15, 2010. [FILED HEREWITH]





          (7) Contract of reinsurance in connection with the variable annuity contracts being offered - NOT APPLICABLE.

          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

               (a)(i) CSC Customer Agreement dated June 30, 2004, incorporated by reference to Exhibit 24(b)(8)(a)(i) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed on April 1, 2009. [Portions of this exhibit have been omitted pursuant to an Order Granting Confidential Treatment granted by the SEC on April 6, 2009.]


               (ii) Addendum No. 2 to the Remote Service Exhibit Number 1 dated
                    July 1, 2006 with CSC, incorporated by reference to Exhibit 24(b)(8)(a)(ii) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed on April 1, 2009. [Portions of this exhibit have been omitted pursuant to an Order Granting Confidential Treatment granted by the SEC on April 6, 2009.]


               (b)(i) Merger Agreement with The Manufacturers Life Insurance
                    Company (U.S.A.) and The Manufacturers Life Insurance Company of North America, incorporated by reference to
                    Exhibit 24(b)(8)(ii)(A) to Post-Effective Amendment No. 31 to Registration Statement, File No. 333-70728, filed on April 30, 2009.

               (c)(i) Participation Agreement among John Hancock Life Insurance
                    Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust dated April 20, 2005, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement, File No. 333-126668, filed on October 12, 2005.

               (ii) Shareholder Information Agreement between John Hancock Life
                    Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007, incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement, File No. 333-85284, filed on April 30, 2007.


          (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered. [FILED HEREWITH]



          (10) Written consent of Ernst & Young LLP, independent registered public accounting firm. [FILED HEREWITH]


          (11) All financial statements omitted from Item 23, Financial Statements--NOT APPLICABLE.

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners--NOT APPLICABLE.


          (13) (a) Powers of Attorney for James R. Boyle, Thomas Borshoff, Ruth Ann Fleming, James D. Gallagher, Scott S. Hartz, Bradford J. Race, Rex Schlaybaugh, Jr., and John G. Vrysen - incorporated by reference to Exhibit 24(b)(13) of the initial filing of this registration statement, File No. 333-167019, filed on May 21, 2010.



               (b)  Power of Attorney for Steven Finch. [FILED HEREWITH]

Item 25. Directors and Officers of the Depositor.


     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                          EFFECTIVE AS OF JUNE 15, 2010



NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -----------------------
James R. Boyle***                     Chairman and President
Jonathan Chiel*                       Executive Vice President and General Counsel
Thomas Borshoff*                      Director
Steven Finch***                       Director and Executive Vice President
Ruth Ann Fleming*                     Director
James D. Gallagher*                   Director and Executive Vice President
Scott S. Hartz***                     Director, Executive Vice President, and Chief Investment Officer - U.S. Investments
Bradford J. Race Jr.*                 Director
Rex Schlaybaugh, Jr.*                 Director
John G. Vrysen*                       Director and Senior Vice President
Marc Costantini*                      Executive Vice President
Peter Levitt**                        Executive Vice President and Treasurer
Katherine MacMillan**                 Executive Vice President
Stephen R. McArthur**                 Executive Vice President
Hugh McHaffie*                        Executive Vice President
Bob Diefenbacher+                     Senior Vice President
Peter Gordon***                       Senior Vice President
Allan Hackney*                        Senior Vice President and Chief Information Officer
Naveed Irshad**                       Senior Vice President
Gregory Mack*                         Senior Vice President
Ronald J. McHugh*                     Senior Vice President
Lynne Patterson*                      Senior Vice President and Chief Financial Officer
Craig R. Raymond*                     Senior Vice President, Chief Actuary, and Chief Risk Officer
Diana L. Scott*                       Senior Vice President
Alan R. Seghezzi***                   Senior Vice President
Bruce R. Speca*                       Senior Vice President
Tony Teta***                          Senior Vice President
Brooks Tingle***                      Senior Vice President
Emanuel Alves*                        Vice President, Counsel, and Corporate Secretary
John C. S. Anderson***                Vice President
Roy V. Anderson*                      Vice President
Arnold Bergman*                       Vice President
Stephen J. Blewitt***                 Vice President
Robert Boyda*                         Vice President
John E. Brabazon***                   Vice President
George H. Braun***                    Vice President
Thomas Bruns*                         Vice President
Tyler Carr*                           Vice President
Robert T. Cassato*                    Vice President
Kevin J. Cloherty*                    Vice President
Brian Collins+                        Vice President
Art Creel*                            Vice President
George Cushnie**                      Vice President
John J. Danello*                      Vice President
Willma Davis***                       Vice President
Anthony J. Della Piana***             Vice President
Brent Dennis***                       Vice President
Robert Donahue++                      Vice President
John Egbert*                          Vice President
David Eisan++                         Vice President
Edward Eng**                          Vice President
Carol Nicholson Fulp*                 Vice President
Paul Gallagher+++                     Vice President
Wayne A. Gates++                      Vice President

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                          EFFECTIVE AS OF JUNE 15, 2010



NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -----------------------
Ann Gencarella***                     Vice President
Richard Harris**                      Vice President and Appointed Actuary
John Hatch*                           Vice President
Kevin Hill***                         Vice President
E. Kendall Hines***                   Vice President
Eugene Xavier Hodge, Jr.***           Vice President
James C. Hoodlet***                   Vice President
Roy Kapoor**                          Vice President
Mitchell Karman***                    Vice President, Chief Compliance Officer, and Counsel
Frank Knox*                           Vice President, Chief Compliance Officer - Retail Funds/Separate Accounts
Jonathan Kutrubes*                    Vice President
Cynthia Lacasse***                    Vice President
Denise Lang**                         Vice President
Robert Leach*                         Vice President
David Longfritz*                      Vice President
Nathaniel I. Margolis***              Vice President
John Maynard+                         Vice President
Steven McCormick**                    Vice President
Janis K. McDonough***                 Vice President
Scott A. McFetridge***                Vice President
William McPadden***                   Vice President
Maureen Milet***                      Vice President and Chief Compliance Officer - Investments
Peter J. Mongeau+                     Vice President
Steven Moore**                        Vice President
Curtis Morrison***                    Vice President
Colm D. Mullarkey***                  Vice President
Tom Mullen*                           Vice President
Scott Navin***                        Vice President
Nina Nicolosi*                        Vice President
Frank O'Neill*                        Vice President
Jacques Ouimet+                       Vice President
Gary M. Pelletier***                  Vice President
Steven Pinover*                       Vice President
Krishna Ramdial**                     Vice President, Treasury
S. Mark Ray***                        Vice President
Jill Rebman**                         Vice President
Mark Rizza*                           Vice President
Ian R. Roke*                          Vice President
Andrew Ross**                         Vice President
Thomas Samoluk*                       Vice President
Jonnie Smith****                      Vice President
Yiji S. Starr*                        Vice President
Gaurav Upadhya**                      Vice President
Simonetta Vendittelli++               Vice President
Peter de Vries**                      Vice President
Karen Walsh*                          Vice President
Linda A. Watters*                     Vice President
Joseph P. Welch+                      Vice President
Jeffery Whitehead*                    Vice President and Controller
Henry Wong***                         Vice President
Randy Zipse***                        Vice President



*    Principal business office is 601 Congress Street, Boston, MA 02210



**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5



***  Principal business office is 197 Clarendon Street, Boston, MA 02117



**** Principal business office is 164 Corporate Drive Portsmouth, NH 03801

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                          EFFECTIVE AS OF JUNE 15, 2010



+    Principal business office is 200 Berkeley Street, Boston, MA 02116



++   Principal business office is 380 Stuart Street, Boston, MA 02116



+++  Principal business office is 200 Clarendon Street, Boston, MA 02116

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

On the effective date of this Amendment to the Registration Statement, JHFS and its subsidiaries are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2009 appears below:

                            MANULIFE FINANCIAL CORPORATION
              PRINCIPAL SUBSIDIARIES -POST-MERGER DECEMBER 31, 2009

FOR EXTERNAL USE


                                                       __________________
                                                      |                  |
                                                      |Manulife Financial|
                                                      |    Corporation   |
                                                      |     (Canada)     |
                                                      |__________________|
                                                               |
                                                               |........................................................
                                                               |                                                       .
                                                       ________|_________                                         _____._______
                                                      |                  |                                       |             |
                                                      | The Manufacturers|                                       |John Hancock |
                                                      |  Life Insurance  |                                       | Reassurance |
                                                      |      Company     |                                       |Company, Ltd.|
                                                      |     (Canada)     |                                       | (Bermuda)   |
                                                      |__________________|                                       |_____________|
                                                               |
                                                               |
                                                               |-----------------------------------------------------------------
                                                               |                                                                 |
 ______________________________________________________________|______________________                                           |
|                  |                  |                      .  |                     |                                          |
|                  |                  |                      .  |                     |                                          |
|                  |                  |                      .  |                     |                                          |
|    ___________   |   ____________   |     ______________   .  |   _______________   |   ____________                           |
|   |           |  |  |            |  |    |              |  .  |  |               |  |  |            |                          |
|   |    NAL    |  |  | MFC Global |  |    |   Manulife   |  .  |  |    Manulife   |  |__|    MLI     |                          |
|   | Resources |  |  | Investment |  |    |   Insurance  |  .  |  |    Holdings   |     | Resources  |                          |
|---|Management |  |--| Management |  |    |  (Thailand)  |  .  |__|    (Bermuda)  |     |    Inc.    |                          |
|   |  Limited  |  |  |  (U.S.A.)  |  |    |    Public    |...     |     Limited   |     | (Alberta)  |                          |
|   | (Canada)  |  |  |   Limited  |  |    |    Company   |98.25%__|    (Bermuda)  |     |____________|                          |
|   |___________|  |  |  (Canada)  |  |    |    Limited   |     |  |_______________|           .                                 |
|                  |  |____________|  |    |  (Thailand)  |     |                              .                                 |
|                  |                  |    |______________|     |                              ......................            |
|                                                 |             |                              .                    .            |
|                  |                  |           |99.9999%     |                              .                    . 45.76%     |
|    __________    |   ____________   |     ______|_______      |   _______________       _____.______          ____.________    |
|   |          |   |  |            |  |    |              |     |  |               |     |            |        |             |   |
|   | Manulife |   |  | MFC Global |  |    |   Manulife   |     |  | Manufacturers |     |  Manulife  |        |   Manulife  |   |
|   |  Bank of |   |  |    Fund    |  |    |     Asset    |     |--|  P&C Limited  |     |    Life    |    ----|   Holdings  |   |
|---|  Canada  |   |--| Management |  |    |  Management  |     |  |  (Barbados)   |     |  Insurance |   |    |    Berhad*  |   |
|   | (Canada) |   |  |  (Europe)  |  |    |  (Thailand)  |     |  |_______________|     |   Company  |   |    |  (Malaysia) |   |
|   |__________|   |  |   Limited  |  |    |    Company   |     |                        |   (Japan)  |   |    |_____________|   |
|                  |  |  (England) |  |    |    Limited   |     |                        |____________|   |                      |
|                  |  |____________|  |    |  (Thailand)  |     |                              |          |                      |
|                  |        |         |    |______________|     |                              |          |                      |
|                           |         |                         |                              |          |                      |
|    __________    |   _____|______   |     ______________      |   _______________       _____|______    |     _____________    |
|   |          |   |  |            |  |    |              |     |  |               |     |            |   |    |             |   |
|   | Manulife |   |  | MFC Global |  |    |   Manulife   |     |  | Manufacturers |     | MFC Global |   |    |   Manulife  |   |
|   |  Canada  |   |  | Investment |  |----|   (Vietnam)  |     |--|      Life     |     | Investment |   |----|   Insurance |   |
|---|   Ltd.   |   |--| Management |  |    |    Limited   |     |  |  Reinsurance  |     | Management |   |    |    Berhad   |   |
|   | (Canada) |   |  |  (Europe)  |  |    |   (Vietnam)  |     |  |    Limited    |     |   (Japan)  |   |    |  (Malaysia) |   |
|   |__________|   |  |   Limited  |  |    |______________|     |  |   (Barbados)  |     |   Limited  |   |    |_____________|   |
|                  |  |  (England) |  |           |             |  |_______________|     |   (Japan)  |   |                      |
|                  |  |___________ |  |           |             |                        |____________|   |     ______________   |
|                  |                  |           |             |                                         |    |              |  |
|                  |                  |           |             |                                         |    |Manulife Asset|  |
|    ___________   |   ____________   |     ______|_______      |   _______________                       |    |  Management  |  |
|   |           |  |  |            |  |    |              |     |  |               |                       ----|  (Malaysia)  |  |
|   |   First   |  |  |  Berkshire |  |    |   Manulife   |     |  |   Manulife    |                           |    Sdn Bhd   |  |
|   |   North   |  |  |  Insurance |  |    |    Vietnam   |     |  | International |                           |  (Malaysia)  |  |
|---| American  |  |--|  Services  |  |    |     Fund     |      --|   Holdings    |                           |______________|  |
|   | Insurance |  |  |    Inc.    |  |    |  Management  |        |    Limited    |                                             |
|   |  Company  |  |  |  (Ontario) |  |    |    Company   |        |   (Bermuda)   |                                             |
|   | (Canada)  |  |  |____________|  |    |    Limited   |        |_______________|                                             |
|   |___________|  |        |         |    |   (Vietnam)  |               |                                                      |
|                  |        |         |    |______________|               |--------------------                                  |
|                  |        |         |                                   |                    |                                 |
|    ___________   |   _____|______   |     _____________           ______|________       _____|______                           |
|   |           |  |  |            |  |    |              |        |               |     |            |                          |
|   |    FNA    |  |  |     JH     |  |    |   Manulife   |        |   Manulife    |     |  Manulife  |                          |
|---| Financial |  |  | Investments|  |----|  (Singapore) |        |(International)|     |    Asset   |                          |
|   |   Inc.    |  |  | (Delaware) |  |    |   Pte. Ltd.  |        |    Limited    |     | Management |                          |
|   | (Canada)  |  |  |     LLC    |  |    |  (Singapore) |        |   (Bermuda)   |     |   (Asia)   |                          |
|   |___________|  |  | (Delaware) |  |    |______________|        |_______________|     |   Limited  |                          |
|         |        |  |____________|  |                                   |              | (Barbados) |                          |
|         |        |                  |                                   | 51%          |____________|                          |
|         |        |                  |                                   |                    |                                 |
|    _____|_____   |   ____________   |     ______________          ______|________       _____|______                           |
|   |           |  |  |            |  |    |              |        |               |     |            |                          |
|   | Elliott & |  |  |  Manulife  |  |    |   Manulife   |        |   Manulife-   |     |  Manulife  |                          |
|   |   Page    |  |  | Securities |  |    |     Asset    |        |   Sinochem    |     |    Asset   |                          |
|   |  Limited  |  |--| Investment |  |    |  Management  |        |     Life      |     | Management |                          |
|   | (Ontario) |  |  |  Services  |  |----|  (Singapore) |        | Insurance Co. |     | (Hong Kong)|                          |
|   |___________|  |  |    Inc.    |  |    |     Pte.     |        | Ltd. (China)  |     |   Limited  |                          |
|                  |  |  (Canada)  |  |    |     Ltd.     |        |_______________|     | (Hong Kong)|                          |
|                  |  |____________|  |    |  (Singapore) |                              |____________|                          |
|                  |                  |    |______________|                                    |                                 |
|                  |                  |                                                        |                                 |
|    ___________   |   ____________   |     ______________                                _____|_______                          |
|   |           |  |  |            |  |    |              |                              |             |                         |
|   |    EIS    |  |  |  Manulife  |  |    |      The     |                              |  Manulife   |                         |
|   | Services  |  |  | Securities |  |    | Manufacturers|                              |    Asset    |                         |
 ---| (Bermuda) |   --|Incorporated|  |----|     Life     |                              | Management  |                         |
    |  Limited  |     |  (Ontario) |  |    | Insurance Co.|                              |(Taiwan) Co.,|                         |
    | (Bermuda) |     |____________|  |    |   (Phils.),  |                              |    Ltd.     |                         |
    |___________|                     |    |     Inc.     |                              |  (Taiwan)   |                         |
                                      |    | (Philippines)|                              |_____________|                         |
                                      |    |______________|                                                                      |
                                      |                                                                                          |
                                      |     _______________                                                                      |
                                      |    |               |                                                                     |
                                      |    |  PT Asuransi  |                                                                     |
                                      |    | Jiwa Manulife |                                                                     |
                                       ----|  Indonesia (1)|                                                                     |
                                        95%|  (Indonesia)  |                                                                     |
                                           |_______________|                                                                     |
                                                   .                                                                             |
                                                   .                                                                             |
                                            _______._______                                                                      |
                                           |               |                                                                     |
                                           |  PT Manulife  |                                                                     |
                                           |     Aset      |                                                                     |
                                           |   Manajemen   |                                                                     |
                                           |   Indonesia   |                                                                     |
                                           |  (Indonesia)  |                                                                     |
                                           |_______________|                                                                     |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                        -----------------------------------------------------------------------------------------
                                       |
                                       |
                                _______|_____
                               |              |
                               |   Manulife   |
                               |   Holdings   |
                               |   (Alberta)  |
                               |    Limited   |
                               |   (Alberta)  |
                               |______________|
                                      |
                                      |
                                ______|_______
                               |              |
                               | John Hancock |
                               |   Holdings   |
                               |  (Delaware)  |
                               |      LLC     |
                               |  (Delaware)  |
                               |______________|
                                      |
                                      |
                                ______|_______
                               |              |
                               |      The     |
                               | Manufacturers|
                               |  Investment  |
                               |  Corporation |
                               |  (Michigan)  |
                               |______________|
                                      |
                                      |----------------------------------------------------------------------------
                                ______|_______                                           ____|______        _______|_________
                               |              |                                         |           |      |                 |
                               | John Hancock |                                         |  Manulife |      |  John Hancock   |
                               |     Life     |                                         |Reinsurance|      | International,  |
                          -----|   Insurance  |-----------------------                  |  Limited  |      |      Inc.       |
                         |     |    Company   |                       |                 | (Bermuda) |      | (Massachusetts) |
                         |     |   (U.S.A.)   |                       |                 |___________|      |_________________|
                         |     |  (Michigan)  |                       |                                            |
                         |     |______________|                       |                                            | 50%
                         |                                            |                                     _______|_________
                         |                                            |                                    |                 |
                         |      _______________               ________|_______                             |  John Hancock   |
                         |     |               |             |                |                            |   Tianan Life   |
                         |     | John Hancock  |             |  John Hancock  |                            |Insurance Company|
                         |     | Life & Health |       ------|Subsidiaries LLC|                            |     (China)     |
                         |-----|   Insurance   |      |      |   (Delaware)   |                            |_________________|
                         |     |    Company    |      |      |________________|
                         |     |(Massachusetts)|      |
                         |     |_______________|      |
                         |                            |
                         |                            |
                         |      ______________        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      |  John Hancock  |
                         |-----| Distributors |       |      |    Financial   |
                         |     |      LLC     |       |------|  Network, Inc. |
                         |     |  (Delaware)  |       |      | (Massachusetts)|
                         |     |______________|       |      |________________|
                         |                            |
                         |                            |
                         |      ______________        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      | Hancock Natural|
                         |     |     Life     |       |------| Resource Group,|
                         |-----|   Insurance  |       |      | Inc. (Delaware)|
                         |     |    Company   |       |      |________________|
                         |     |  of New York |       |
                         |     |  (New York)  |       |
                         |     |______________|       |
                         |            |               |
                         |            | 38%           |
                         |      ______|_______        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      |   Declaration  |
                          -----|  Investment  |       |------|  Management &  |
                           57% |  Management  |       |      |  Research LLC  |
                               | Services, LLC|       |      |   (Delaware)   |
                               |  (Delaware)  |       |      |________________|
                               |______________|       |
                                     /.\ 5%           |
                                      .               |       ________________
                                      .               |      |                |
                                      .               |      |  The Berkeley  |
                                      .                ------|    Financial   |
                                      .                      |    Group LLC   |
                                      .......................|   (Delaware)   |
                                                             |________________|
                                                                     .
                                                                     .
                                                              _______.________
                                                             |                |
                                                             |  John Hancock  |
                                                             |    Funds LLC   |
                                                             |   (Delaware)   |
                                                             |________________|

........ Indirect Control
_______ Direct Control

Prepared by: Corporate Tax
Date: March 23, 2010

(1) PT Asuransi Jiwa Manulife Indonesia holds indirectly the remaining 5% of its own equity.

This chart displays voting shares. All entities are 100% controlled unless otherwise indicated.

Item 27. Number of Contract Owners.


Not applicable.


Item 28.  Indemnification.

     Article XII of the Restated Articles of Redomestication of the Company provides as follows:

     No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

          i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

          ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

          iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

          iv) a transaction from which the director derived an improper personal benefit; or

          v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

     If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

     Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                           CAPACITY IN WHICH ACTING
--------------------------                                           ------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M      Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A   Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B   Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account Q      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account W      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account X      Principal Underwriter
John Hancock Variable Life Account UV                                Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account R      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account T      Principal Underwriter

John Hancock Variable Life Account S                                 Principal Underwriter
John Hancock Variable Life Account U                                 Principal Underwriter
John Hancock Variable Life Account V                                 Principal Underwriter

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, and Karen Walsh**) who have authority to act on behalf of JHD LLC.

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***  Principal business office is 197 Clarendon St, Boston, MA 02116

     (c)  None.

Item 30. Location of Accounts and Records.

     All books and records are maintained at 601 Congress Street, Boston, MA 02210.

Item 31. Management Services.

     None.

Item 32. Undertakings.

     (a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940.

          John Hancock Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended.

          Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of
          Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

     (c)  Undertakings Pursuant to Item 32 of Form N-4

          (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

          (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this amended Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this thirtieth day of July, 2010.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT H
(Registrant)


By: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By: /s/ James R. Boyle
    ---------------------------------
    James R. Boyle
    Chairman and President


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


By: /s/ James R. Boyle
    ---------------------------------
    James R. Boyle
    Chairman and President

                                   SIGNATURES

     As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in their capacities with the Depositor as of this thirtieth day of July, 2010.

Signature                               Title
---------                               -----


/s/ James R. Boyle                      Chairman and President
-------------------------------------   (Principal Executive Officer)
James R. Boyle


/s/ Lynne Patterson                     Senior Vice President & Chief Financial
-------------------------------------   Officer
Lynne Patterson                         (Principal Financial Officer)


/s/ Jeffery J. Whitehead                Vice President & Controller
-------------------------------------   (Principal Accounting Officer)
Jeffery J. Whitehead


                  *                     Director
-------------------------------------
Thomas Borshoff


                  *                     Director
-------------------------------------
Ruth Ann Fleming


                  *                     Director
-------------------------------------
Steven Finch


                  *                     Director
-------------------------------------
James D. Gallagher


                  *                     Director
-------------------------------------
Scott S. Hartz


                                        Director
-------------------------------------
Bradford J. Race, Jr.


                  *                     Director
-------------------------------------
Rex Schlaybaugh, Jr.


                  *                     Director
-------------------------------------
John Vrysen


*/s/ Thomas J. Loftus                   Senior Counsel - Annuities
 ------------------------------------
 Thomas J. Loftus
 Pursuant to Power of Attorney

                                  EXHIBIT INDEX

ITEM NO.                                  DESCRIPTION
--------                                  -----------
24(b)(6)(iv)   Amended and Restated By-Laws
24(b)(9)       Opinion of Counsel
24(b)(10)      Written Consent of Independent Registered Public Accounting Firm
24(b)(13)(b)   Power of Attorney for Steven Finch